
06010449

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME QinetiQ Group plc

*CURRENT ADDRESS 85 Buckingham Gate
London
SW1E 6PD
United Kingdom

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34944 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 1/24/06

COMPANIES FORM No. 122

G

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHFP025

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 4586941

Name of company

* insert full name of company

* QINETIQ GROUP LIMITED

gives notice that:

IN ACCORDANCE WITH THE COMPANY'S ARTICLES OF ASSOCIATION, ON 4 JANUARY 2006 THE COMPANY REDEEMED 37,500,000 REDEEMABLE CUMULATIVE PREFERENCE SHARES OF £1 EACH IN THE COMPANY BEING ALL OF THE REDEEMABLE CUMULATIVE PREFERENCE SHARES OF £1 EACH IN THE COMPANY IN ISSUE AT PAR.

RECEIVED 2006 JAN 12 P 1:05 OFFICE OF INTERNATIONAL CORPORATE FINANCE

† Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation† DIRECTOR Date 5 January 2006

Presentor's name address and reference (if any):
Herbert Smith LLP
Exchange House
Primrose Street
London
EC2A 2HS
Reference: 4870/30853723

For official Use
General Section | Post room

Laserform International 1/00

QINETIQ HOLDINGS LIMITED (THE "COMPANY")

WRITTEN RESOLUTION OF THE MEMBERS OF THE COMPANY IN LIEU OF A GENERAL MEETING PASSED PURSUANT TO SECTION 381A OF THE COMPANIES ACT 1985

We, the undersigned, being all the Members of the Company entitled to attend and vote at a general meeting of the Company hereby **RESOLVE THAT** the name of the Company be changed to "QinetiQ Group Limited".

Signed ....
For and on behalf of CEP Investment Administration Limited as holder of A and B Ordinary Shares of 1p each in the Company

Date 06/12/2005

Signed ....
For and on behalf of New Co-Invest Partnership as holder of A and B Ordinary Shares of 1p each in the Company
By: Carlyle Co-Invest GP Limited

Date 06/12/2005

Signed ....
Robert Helman as holder of A and B ordinary shares of 1p each in the Company

Date ....

Signed ....
Trevor Woolley as holder of A and B ordinary shares of 1p each in the Company and the holder of the special share of £1 in the Company

Date ....

10\2473558_3

QINETIQ HOLDINGS LIMITED (THE "COMPANY")

WRITTEN RESOLUTION OF THE MEMBERS OF THE COMPANY IN LIEU OF A GENERAL MEETING PASSED PURSUANT TO SECTION 381A OF THE COMPANIES ACT 1985

We, the undersigned, being all the Members of the Company entitled to attend and vote at a general meeting of the Company hereby **RESOLVE THAT** the name of the Company be changed to "QinetiQ Group Limited".

Signed ....
For and on behalf of CEP Investment Administration Limited as holder of A and B Ordinary Shares of 1p each in the Company

Date ....

Signed ....
For and on behalf of New Co-Invest Partnership as holder of A and B Ordinary Shares of 1p each in the Company

Date ....

Signed ....
Robert Helman as holder of A and B ordinary shares of 1p each in the Company

Date 06/12/2005

Signed Trevor Woolley
Trevor Woolley as holder of A and B ordinary shares of 1p each in the Company and the holder of the special share of £1 in the Company

Date 06/12/2005



363a

RECEIVED

2005 JAN 12 P 1:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Date of this return

The information in this return is made up to

Day	Month	Year
1 1	1 1	2 0 0 5

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office

Show here the address **at the date of this return.**

85 BUCKINGHAM GATE

Any change of registered office ***must*** *be notified on form 287.*

Post town: LONDON

County / Region:

UK Postcode: SW1E 6PD

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Post town

County / Region UK Postcode

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town

County / Region UK Postcode

Company type

Please tick the appropriate box

Company type	
Public limited company	
Private company limited by shares	X
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title: Mr

Forename(s): LYNTON DAVID

Surname: BOARDMAN

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address ††: CHERWELL, FOREST DRIVE

Post town: KINGSWOOD

County / Region: SURREY UK Postcode: KT20 6LU

Country: ENGLAND

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	2 2 0 8 1 9 4 6
Forename(s)	COLIN VICTOR
Surname	BALMER
Address †† ☐	THE CABINET OFFICE, ROOM 304, 70 WHITEHALL
Post town	LONDON
County / Region	
UK Postcode	SW1A 2AS
Country	ENGLAND
Nationality	BRITISH
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Sir
Date of birth (Day Month Year)	2 7 0 8 1 9 4 6
Forename(s)	SIR JOHN ALEXANDER RAYMOND
Surname	CHISHOLM
Address †† ☐	BATCHWORTH HILL HOUSE, LONDON ROAD
Post town	RICKMANSWORTH
County / Region	HERTFORDSHIRE
UK Postcode	WD13 1JS
Country	ENGLAND
Nationality	BRITISH
Business occupation	CEO/ENGINEER

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the *Companies Act 1985* otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	05 05 1949
Forename(s)	NOREEN
Surname	DOYLE
Address †† [ ]	35 RADNOR WALK
Post town	
County / Region	LONDON
UK Postcode	SW3 4BP
Country	ENGLAND
Nationality	AMERICAN AND IRISH
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the *Companies Act 1985* otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	Dr
Date of birth (Day Month Year)	31 12 1943
Forename(s)	PETER JOHN
Surname	FELLNER
Address †† [X]	VERNALLIS PLC, OAKDENE COURT, 613 READING ROAD
Post town	WINNERSH
County / Region	BERKSHIRE.
UK Postcode	RG41 5UA
Country	ENGLAND
Nationality	British
Business occupation	Company Director

BLUEPRINT 2000

Company No 4586941

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	21 07 1956
Forename(s)	RICHARD DUNNELL
Surname	GILLINGWATER
Address ††	2 LICHFIELD ROAD, KEW
Post town	RICHMOND
County / Region	SURREY
UK Postcode	TW9 3JR
Country	ENGLAND
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Sir
Date of birth (Day Month Year)	23 11 1936
Forename(s)	SIR DAVID BRYAN
Surname	LEES
Address ††	OAKHURST, UFFINGTON
Post town	SHREWSBURY
County / Region	SALOP
UK Postcode	SY4 4SN
Country	ENGLAND
Nationality	British
Business occupation	Company Director



Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name ***Directors*** In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	MR
Date of birth (Day Month Year)	18 03 1954
Forename(s)	GRAHAM CARVELL
Surname	LOVE
Address ††	SUGAR BAKER HOUSE, LOMBARD STREET, SHACKLEFORD
Post town	GODALMING
County / Region	SURREY
UK Postcode	GU8 6BH
Country	ENGLAND
Nationality	BRITISH
Business occupation	Company Director

* Voluntary details.

Name ***Directors*** In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	11 03 1967
Forename(s)	NICHOLAS LAWRENCE
Surname	LUFF
Address ††	6 SILVER LANE
Post town	PURLEY
County / Region	SURREY
UK Postcode	CR8 3HG
Country	ENGLAND
Nationality	British
Business occupation	Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	20 03 1961
Forename(s)	DOUGLAS RUSSELL
Surname	WEBB
Address ††	BLACKBERRY BARN, 4 LIDCOTE, DUNTON
Post town	BUCKINGHAM
County / Region	BUCKINGHAMSHIRE
UK Postcode	MK18 3RY
Country	ENGLAND
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	09 08 1954
Forename(s)	TREVOR ADRIAN
Surname	WOOLLEY
Address ††	FLOOR 3 ZONE D, MOD MAIN BUILDING, WHITEHALL
Post town	LONDON
County / Region	
UK Postcode	SW1A 2HB
Country	ENGLAND
Nationality	British
Business occupation	CIVIL SERVANT

Company No 4586941

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Mr

Date of birth: Day 0 9 Month 1 2 Year 1 9 6 6

Forename(s): GLENN ALLEN

Surname: YOUNGKIN

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐ **Address ††**: 1 TITE STREET

Post town: LONDON

County / Region:

UK Postcode: SW3 4JU

Country: ENGLAND

Nationality: AMERICAN

Business occupation: Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

* Style / Title:

Date of birth: Day Month Year

Forename(s):

Surname:

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐ **Address ††**:

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:

Company No 4586941

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)*
See attached schedule		
Totals		

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period		
A list of changes is enclosed		
A full list of shareholders is enclosed	X	

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed ________ **Date** ________

† Please delete as appropriate.

† a director / secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 78 continuation sheets.
(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH,
HAMPSHIRE, GU14 0LX, ENGLAND

Tel

DX number DX exchange

BLUEPRINT 2000



Issued share capital
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Currency Pounds Sterling

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
1st Deferred	0	£0.00
2nd Deferred	0	£0.00
Convertible Pref	3,752,686	£37,526.86
Ordinary - C	450,135	£450,135.00
Ordinary - D	537,250	£537,250.00
Ordinary-A	7,700,981	£77,009.81
Ordinary-A Non Voting	425,960	£425,960.00
Ordinary-B	583,333	£5,833.33
Ordinary-B Non Voting	37,040	£37,040.00
Redeemable Cumulative Preference	37,500,000	£37,500,000.00
Totals	50,987,385	39,070,755.00



Issued share capital
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Currency Pounds Sterling

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
Special Share	1	£1.00
Totals	1	1.00



List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: BOB HELMAN Address: METROPOLE BUILDING, LONDON UK postcode: WC2N 5BL	£0.01 Convertible Pref Shares Held 1		
Name: TREVOR ADRIAN WOOLLEY Address: FLOOR 3 ZONE D, MOD MAIN BUILDING, WHITEHALL, LONDON, ENGLAND UK postcode: SW1A 2HB	£0.01 Convertible Pref Shares Held 3,752,685		
Name: Address: UK postcode:			



List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: ELIZABETH JAYNE ACKROYD Address: FLAT 2, 8 PEACHFIELD ROAD, MALVERN, WORC, ENGLAND UK postcode: WR14 4AR	£1.00 Ordinary - C Shares Held 900		
Name: CHRISTOPHER ROY ALLEN Address: 5 VENTRY CLOSE, ST MARKS AVENUE, SALISBURY, WILTS, ENGLAND UK postcode: SP1 3ES	£1.00 Ordinary - C Shares Held 900		
Name: CHRISTOPHER JAMES ALLMAN Address: 72 CAYSER DRIVE, KINGSWOOD, MAIDSTONE, KENT, ENGLAND UK postcode: ME17 3QF	£1.00 Ordinary - C Shares Held 750		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name SARAH LOUISE ANDERSEN Address 11 MAYFIELD ROAD, WOOBURN GREEN, HIGH WYCOMBE, BUCKINGHAMSHIRE, ENGLAND UK postcode HP10 0HG	£1.00 Ordinary - C Shares Held 900		
Name NEIL ANDREW Address SWANPOOL VILLA, FALMOUTH, CORNWALL, ENGLAND UK postcode TR11 5BB	£1.00 Ordinary - C Shares Held 900		
Name WILLIAM JAMES CHARLES ASHBY Address FLAT 7, BICKLEY COURT, SOUTHEY ROAD, LONDON, ENGLAND UK postcode SW19 1PN	£1.00 Ordinary - C Shares Held 750		
Name STEVEN ANTHONY ASHLEY Address 31 ALBERT PARK ROAD, MALVERN, WORC., ENGLAND UK postcode WR14 1HP	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name DAVID ASHTON Address 5 GREENHILL DRIVE, MALVERN, WORCS, ENGLAND UK postcode WR14 2BW	£1.00 Ordinary - C Shares Held 750		
Name KEVIN MARK ATKINS Address 105A HALES ROAD, CHELTENHAM, GLOUCESTER, ENGLAND UK postcode GL52 6ST	£1.00 Ordinary - C Shares Held 900		
Name JEREMY MARTIN ATTREE Address DAFFODILL HOUSE, WORDSWORTH GREEN, MALVERN, WORC, ENGLAND UK postcode WR14 2UG	£1.00 Ordinary - C Shares Held 1,800		
Name KHALID AWAN Address 4 ALEXANDRA GARDENS, KNAPHILL, WOKING, SURREY, ENGLAND UK postcode GU21 2DG	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: MARK ANDREW BAGGOTT Address: THE NUTSHELL, CANON FROME, LEDBURY, HEREFORD & WORCESTER, ENGLAND UK postcode: HR8 2TB	£1.00 Ordinary - C Shares Held 900		
Name: ANDREW CHRISTIE BARKER Address: 58 WINTERSLOW ROAD, PORTON, SALISBURY, WILTS, ENGLAND UK postcode: SP4 0JU	£1.00 Ordinary - C Shares Held 750		
Name: DEREK LESLIE BARTER Address: BRIAR COTTAGE, BEETONS AVENUE, ASH, ALDERSHOT, HANTS, ENGLAND UK postcode: GU12 5DH	£1.00 Ordinary - C Shares Held 750		
Name: ANDREW STEPHEN BATES Address: ORCHARD COTTAGE, HOLLYBUSH LANE, LOWER SAPEY, CLIFTON UPON TEME, WORC, ENGLAND UK postcode: WR6 6HQ	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name GILLIAN PATRICIA BATES Address ORCHARD COTTAGE, HOLLYBUSH LANE, LOWER SAPEY, CLIFTON UPON TEME, WORC, ENGLAND UK postcode WR6 6HQ	£1.00 Ordinary - C Shares Held 900		
Name ALEXANDER PETER BAYNHAM Address TWIN OAKS, EGG LANE, CLAINES, WORCESTER, ENGLAND UK postcode WR3 7SB	£1.00 Ordinary - C Shares Held 1,800		
Name IAN ROBERT BEATON Address 38 WOODCOTE GREEN, FLEET, HANTS, ENGLAND UK postcode GU51 4EY	£1.00 Ordinary - C Shares Held 500		
Name STUART ANTHONY WILLIAM BENNETT Address 40 SILVESTER ROAD, WATERLOOVILLE, HANTS, ENGLAND UK postcode PO8 8TL	£1.00 Ordinary - C Shares Held 500		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name SIMON DAVID BENNETT Address MANOR FARM HOUSE, MAIN STREET, WESTBURY, BRACKLEY, NORTHAMPTONSHIRE, ENGLAND UK postcode NN13 5JR	£1.00 Ordinary - C Shares Held 0	1,800	30/11/2004
Name STEPHEN COLIN BERRIMAN Address HIGHFIELD FARM, PERRY, HUNTINGDON, CAMBS, ENGLAND UK postcode PE28 0BN	£1.00 Ordinary - C Shares Held 750		
Name DOUGLAS BERTRAM Address 1 OAKLAND FARM COTTAGES, EVESHAM ROAD, BRICKLEHAMPTON, PERSHORE, WORCESTER, ENGLAND UK postcode WR10 3JT	£1.00 Ordinary - C Shares Held 900		
Name MARTIN ADRIAN BETT Address ST GEORGES COTTAGE, HIGHFIELD ROAD, WEST BYFLEET, SURREY, ENGLAND UK postcode KT14 6QX	£1.00 Ordinary - C Shares Held 5,040	6,730 6,730	31/03/2005 07/04/2005



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: CAROLINE JANE BETTS Address: 19 LINDISFARNE PRIORY, GOLDINGTON, BEDFORDSHIRE, ENGLAND UK postcode: MK41 0RE	£1.00 Ordinary - C Shares Held 900		
Name: PETER RONALD BIRKETT Address: 64 SALISBURY ROAD, FARNBOROUGH, HAMPSHIRE, ENGLAND UK postcode: GU14 7AG	£1.00 Ordinary - C Shares Held 1,800		
Name: ALASTAIR JOHN BISSET Address: PARRS FARM, BROADWAY ROAD, WINCHCOMBE, CHELTENHAM, GLOUCESTERSHIRE, ENGLAND UK postcode: GL54 5JJ	£1.00 Ordinary - C Shares Held 1,800		
Name: RICHARD JOHN BLOTT Address: BENNETTS, EASTERGATE LANE, EASTERGATE, CHICHESTER, WEST SUSSEX, ENGLAND UK postcode: PO20 3SJ	£1.00 Ordinary - C Shares Held 750		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: LYNTON DAVID BOARDMAN Address: CHERWELL, FOREST DRIVE, KINGSWOOD, SURREY, ENGLAND UK postcode: KT20 6LU	£1.00 Ordinary - C Shares Held 13,875		
Name: DAVID JOHN BOLTON Address: 8 PINE TREE GARDENS, COWPLAIN, WATERLOOVILLE, HANTS, ENGLAND UK postcode: PO8 8AE	£1.00 Ordinary - C Shares Held 1,800		
Name: STEPHEN ALEXANDER BOOTH Address: 12 OAKLANDS, CRADLEY, MALVERN, WORCESTERSHIRE, ENGLAND UK postcode: WR13 5LA	£1.00 Ordinary - C Shares Held 900		
Name: WILLIAM JOHN CHARLES BOWEN Address: PEWTRICE FARM, CASTLEMORTON, MALVERN, WORCS, ENGLAND UK postcode: WR13 6LT	£1.00 Ordinary - C Shares Held 750		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name STEVEN HENRY BOWNS Address 2 COATES DROVE, ISLEHAM, ELY, CAMBRIDGESHIRE, ENGLAND UK postcode CB7 5SG	£1.00 Ordinary - C Shares Held 1,800		
Name MARTIN WARREN BRAITHWAITE Address 5 WESTON PARK CLOSE, THAMES DITTON, SURREY UK postcode KT7 OHL	£1.00 Ordinary - C Shares Held 900		
Name TIMOTHY FRANCIS BRIDGMAN Address WHISTLERS, 32 RAMSHILL, PETERSFIELD, HAMPSHIRE, ENGLAND UK postcode GU31 4AP	£1.00 Ordinary - C Shares Held 1,800		
Name STEVEN JONATHAN BRITTAN Address 11 FROST ROAD, LEDBURY, HEREFORDSHIRE, ENGLAND UK postcode HR82 2UW	£1.00 Ordinary - C Shares Held 1,800		


BLUEPRINT
2000

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List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name CHRISTOPHER GILBERT BROOK Address 24 OLD CASTLE ROAD, WEYMOUTH, DORSET, ENGLAND UK postcode DT4 8QB	£1.00 Ordinary - C Shares Held 500		
Name MELVYN RICHARD BROOKS Address 6 LABURNUM CLOSE, WEYMOUTH, DORSET, ENGLAND UK postcode DT4 9UQ	£1.00 Ordinary - C Shares Held 900		
Name PAUL BROOKS Address 7 BEECHWOOD CLOSE, CHURCH CROOKHAM, FLEET, HANTS UK postcode GU51 5PT	£1.00 Ordinary - C Shares Held 900		
Name GRAHAM TREVOR BROWN Address 12 THE TYNES, STOKE HEATH, BROMSGROVE, WORCS, ENGLAND UK postcode B60 3QQ	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name CHRISTOPHER JOHN BRUCE Address 18 HEMWOOD ROAD, WINDSOR, BERKSHIRE, ENGLAND UK postcode SL4 4YU	£1.00 Ordinary - C Shares Held 900		
Name MICHAEL HUGH BURNS Address 78 PRINCES ROAD, RICHMOND UPON THAMES, SURREY, ENGLAND UK postcode TW10 6DH	£1.00 Ordinary - C Shares Held 750		
Name ROBERT GERWYN BURROWS Address 15 BISHOPS DRIVE, SALISBURY, WILTSHIRE, ENGLAND UK postcode SP2 8NZ	£1.00 Ordinary - C Shares Held 900		
Name IAN TREVOR BUTTERWICK Address 15 SILVESTER WAY, FLEET, HANTS, ENGLAND UK postcode GU52 0TP	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name DOLORES CECELIA BYRNE Address GREAT POSBROOK, POSBROOK LANE, FAREHAM, HANTS, ENGLAND UK postcode PO14 4EZ	£1.00 Ordinary - C Shares Held 18,500		
Name ROGER CADWALLADER Address 25 GREENFIELD ROAD, DEVIZES, WILTS, ENGLAND UK postcode SN10 5BP	£1.00 Ordinary - C Shares Held 750		
Name CHRISTINE ANNE CAMBRIDGE Address 36 NIXON COURT, CALLOW END, WORCESTER, WORCESTERSHIRE, ENGLAND UK postcode WR2 4UU	£1.00 Ordinary - C Shares Held 900		
Name RICHARD CAMBRIDGE Address 36 NIXON COURT, CALLOW END, WORCESTER, WORCESTERSHIRE, ENGLAND UK postcode WR2 4UU	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)*: Class and number of shares or amount of stock transferred	Date of registration of transfer
Name JANE CANNON Address 37 SAYESBURY ROAD, SAWBRIDGEWORTH, HERTFORDSHIRE, ENGLAND UK postcode CM21 0EB	£1.00 Ordinary - C Shares Held 1,800		
Name IAN CHARLES CARMICHAEL Address 138 LEIGH SINTON ROAD, MALVERN, WORCS, ENGLAND UK postcode WR14 1LF	£1.00 Ordinary - C Shares Held 750		
Name PATRICIA CLAIRE CARTER Address 1 THE GARTH, NOADS WAY, DIBDEN PURLIEU, SOUTHAMPTON, ENGLAND UK postcode SO45 4PB	£1.00 Ordinary - C Shares Held 1,800		
Name MARY KATHLEEN CARVER Address 5 CHIPSTEAD PARK, CHIPSTEAD, SEVENOAKS, KENT, ENGLAND UK postcode TN13 2SL	£1.00 Ordinary - C Shares Held 18,500		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name NEIL FREDERICK CASSIDY Address 6 PLUMMERS CROFT, DUNTON GREEN, SEVENOAKS, KENT, ENGLAND UK postcode TN13 2TZ	£1.00 Ordinary - C Shares Held 500		
Name ANNETTE CHATTEN Address 24 BARN LANE, OAKLEY, HAMPSHIRE, ENGLAND UK postcode RG23 7HT	£1.00 Ordinary - C Shares Held 900		
Name RICHARD JAMES CHISNALL Address 212B WEST MALVERN ROAD, WEST MALVERN, WORCS, ENGLAND UK postcode WR14 4BA	£1.00 Ordinary - C Shares Held 750		
Name SARAH JANE CLARK Address BEECH FARM, HARCOMBE, UPLYME, LYME REGIS, DORSET, ENGLAND UK postcode DT7 3RN	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name JOHN COAD Address THE PLECH, MUCH MARCLE, LEDBURY, HEREFORDSHIRE, ENGLAND UK postcode HR8 2LY	£1.00 Ordinary - C Shares Held 900		
Name PETER LEWIS COLE Address 10 PRINCESS DRIVE, ALTON, HANTS, ENGLAND UK postcode GU34 1QS	£1.00 Ordinary - C Shares Held 750		
Name GRAHAM D COLEY Address 17 THE DELL, VERNHAM DEAN, ANDOVER, ENGLAND UK postcode SP11 0LF	£1.00 Ordinary - C Shares Held 9,250		
Name CHRISTOPHER LESLIE COMMONS Address 3 MIDDLE MEAD, HOOK, BASINGSTOKE, HANTS, ENGLAND UK postcode RG27 9TE	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name CHRISTOPHER DREW COOMBER Address 57 WELLINGTON ROAD, SANDHURST, BERKSHIRE, ENGLAND UK postcode GU47 9AZ	£1.00 Ordinary - C Shares Held 1,800		
Name CHARLES JOHN COOPER Address 25 SILVER BIRCH AVENUE, FAREHAM, HANTS, ENGLAND UK postcode PO14 1SZ	£1.00 Ordinary - C Shares Held 900		
Name DAVID LESLIE COOPER Address APARTMENT 7, SPRINGBANK, GRAHAM ROAD, MALVERN, WORCS, ENGLAND UK postcode WR14 2HX	£1.00 Ordinary - C Shares Held 750		
Name JOHN CHRISTOPHER COPLEY Address 78 DUKES MEAD, FLEET, HANTS, ENGLAND UK postcode GU51 4HE	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name ROBERT WILLIAM COPPARD Address 2 PINNINGTON CLOSE, COLDEN COMMON, WINCHESTER, HANTS, ENGLAND UK postcode S021 1UR	£1.00 Ordinary - C Shares Held 900		
Name JULIETTE MARGARET COX Address 6 DUCHESS COURT, WEYBRIDGE, SURREY, ENGLAND UK postcode KT13 9HN	£1.00 Ordinary - C Shares Held 900		
Name FREDERICK CUNLIFFE III Address 79 TRINIDAD DRIVE, TIBURON, CA 94920, USA UK postcode	£1.00 Ordinary - C Shares Held 750		
Name EDWARD LYN DAVIES Address 38 REGENT WAY, FRIMLEY, CAMBERLEY, SURREY, ENGLAND UK postcode GU16 8NT	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name JOHN LEE DAVIES Address 9 ORCHARD ROAD, HAMPTON, MIDDLESEX, ENGLAND UK postcode TW12 2JJ	£1.00 Ordinary - C Shares Held 750		
Name ANN PATRICIA DAVIS Address WILLOW GRANGE, WELLAND, WORC, ENGLAND UK postcode WR13 6NG	£1.00 Ordinary - C Shares Held 900		
Name RICHARD JOHN DAVIS Address SUNNYBANK COTTAGE, RYE MEADOWS, MUCH MARCLE, LEDBURY, HEREFORD & WORCS, ENGLAND UK postcode HR8 2NH	£1.00 Ordinary - C Shares Held 1,800		
Name STEPHEN JOHN DAVIS Address 2 PALM GROVE, GUILDFORD, SURREY, ENGLAND UK postcode GU1 1JP	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)*: Class and number of shares or amount of stock transferred	Date of registration of transfer
Name ANDREW DAWSON-MADDOCKS Address STABLE COTTAGE, TAN HOUSE, SOUTHEND LANE, MATHON, WORCS, ENGLAND UK postcode WR13 5PB	£1.00 Ordinary - C Shares Held 900		
Name MICHAEL ANTHONY DAY Address 1 HOP POLE GREEN, LEIGH SINTON, MALVERN, WORCS, ENGLAND UK postcode WR13 5DP	£1.00 Ordinary - C Shares Held 900		
Name CHRISTOPHER MARTIN DENES Address SUNNYSIDE, 55 ENGLISHCOOMBE LANE, BATH, ENGLAND UK postcode BA2 2EE	£1.00 Ordinary - C Shares Held 750		
Name JOHN A DENYER Address 68 CLARENCE ROAD, FLEET, HANTS, ENGLAND UK postcode GU51 3RY	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: ROBERTO VINCENZO DESIMONE Address: LEAMINGTON HOUSE, 9 MANBY ROAD, MALVERN, WORCS, ENGLAND UK postcode: WR14 3BD	£1.00 Ordinary - C Shares Held 1,800		
Name: MARK DOUGLAS-WITHERS Address: AVONHILL HOUSE, STONEHENGE ROAD, AMESBURY, SALISBURY, WILTS, ENGLAND UK postcode: SP4 7BA	£1.00 Ordinary - C Shares Held 750		
Name: MARTIN DOWNES Address: 31 EVELYN WAY, IRCHESTER, NORTHAMPTONSHIRE, ENGLAND UK postcode: NN29 7AP	£1.00 Ordinary - C Shares Held 900		
Name: LEWIS DOYLE Address: 14 SANDWICH ROAD, WORTHING, WEST SUSSEX, ENGLAND UK postcode: BN11 5NT	£1.00 Ordinary - C Shares Held 9,250		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)*: Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: ANDREW DUGGAN Address: 100 YORK ROAD, FARNBOROUGH, HANTS, ENGLAND UK postcode: GU14 6NE	£1.00 Ordinary - C Shares Held 900		
Name: DAVID VICTOR DUNFORD Address: 25 EMPRESS AVENUE, FARNBOROUGH, HANTS, ENGLAND UK postcode: GU14 8LU	£1.00 Ordinary - C Shares Held 900		
Name: GAVIN ROSS DYER Address: SOUTHEND COTTAGE, UCKINGHALL, RIPPLE, TEWKESBURY, GLOUCESTERSHIRE, ENGLAND UK postcode: GL20 6ES	£1.00 Ordinary - C Shares Held 900		
Name: PEREGRINE RICHARD EASTAUGH Address: 2 BROADWATER ROAD, TWYFORD, READING, BERKS, ENGLAND UK postcode: RG10 0EX	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name WILLIAM De MALPAS EGERTON Address NORTHDOWN FARMHOUSE, 106 SUTTON ROAD, SUTTON POYNTZ, DORSET, ENGLAND UK postcode DT3 6LW	£1.00 Ordinary - C Shares Held 900		
Name ROBERT WILLIAM ENGLAND Address THE CROFT, 29 BLACKMORE ROAD, MALVERN, WORCS, ENGLAND UK postcode WR10 1QT	£1.00 Ordinary - C Shares Held 1,800		
Name STEVEN JOHN FARMER Address 26 TAMWORTH DRIVE, FLEET, HANTS, ENGLAND UK postcode GU51 2UW	£1.00 Ordinary - C Shares Held 750		
Name JOSEPHINE LAVINIA GEMMA FAWKES Address 32 MILSON ROAD, LONDON, ENGLAND UK postcode W14 0LJ	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name GRAEME TWEEDY FERRERO Address 21 NEVILLE AVENUE, NEW MALDEN, SURREY, ENGLAND UK postcode KT3 4SN	£1.00 Ordinary - C Shares Held 18,500		
Name GERALD FOLEY Address 72 TENNYSON DRIVE, MALVERN, WORCS, ENGLAND UK postcode WR14 2TQ	£1.00 Ordinary - C Shares Held 900		
Name DAVID GALL Address TIDES REACH, MARINE WALK, MENGHAM RYTHE, HAYLING ISLAND, HANTS, ENGLAND UK postcode PO11 9PQ	£1.00 Ordinary - C Shares Held 900		
Name PETER ALAN GANGE Address 169 THE CLOSE, SALISBURY, WILTS, ENGLAND UK postcode SP1 2EZ	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name RODNEY GARNETT Address 52 SOMERS ROAD, MALVERN LINK, HEREFORD & WORCS, ENGLAND UK postcode WR14 1JB	£1.00 Ordinary - C Shares Held 900		
Name PETER LOGAN GIBSON Address 34 SWAN WAY, CHURCH CROOKHAM, FLEET, HANTS, ENGLAND UK postcode GU51 5TT	£1.00 Ordinary - C Shares Held 900		
Name DR SUKHDEV SINGH GILL Address THE FOUNTAIN, COURT ROAD, MALVERN, WORCESTERSHIRE, ENGLAND UK postcode WR14 3PN	£1.00 Ordinary - C Shares Held 900		
Name MICHAEL GILL Address HAMILTON HOUSE, 38 CHAMBERLAINE ROAD, WYKE REGIS, WEYMOUTH, DORSET, ENGLAND UK postcode DT4 9EY	£1.00 Ordinary - C Shares Held 500		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: TIMOTHY RICHARD GILLMAN Address: ANNECY, 23 MEDONTE CLOSE, FLEET, HANTS, ENGLAND UK postcode: GU13 9NU	£1.00 Ordinary - C Shares Held 750		
Name: LUISA BETHAN GODFREY Address: 6 TAMWORTH DRIVE, FLEET, HANTS, ENGLAND UK postcode: GU51 2UW	£1.00 Ordinary - C Shares Held 500		
Name: JUSTIN EDMUND GOODBODY Address: HURST LEE, 2 HANLEY TERRACE, MALVERN , WORCS, ENGLAND UK postcode: WR14 4 PF	£1.00 Ordinary - C Shares Held 900		
Name: STEPHEN JOHN GOODENOUGH Address: 382 PICHERSLEIGH ROAD, MALVERN, WORCS, ENGLAND UK postcode: WR14 2QH	£1.00 Ordinary - C Shares Held 750		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate) Class and number of shares or amount of stock transferred	Date of registration of transfer
Name PETER GOODING Address 7 LYMINGTON AVENUE, YATELEY, HANTS, ENGLAND UK postcode GU46 6EG	£1.00 Ordinary - C Shares Held 900		
Name GERARD ANTHONY GOWARD Address 40 PROSPECT ROAD, SURBITON, SURREY, ENGLAND UK postcode KT6 5PY	£1.00 Ordinary - C Shares Held 750		
Name COLIN GRAFF Address 3 POW GREEN, BOSBURY, LEDBURY, HEREFORD & WORCS, ENGLAND UK postcode HR8 1JU	£1.00 Ordinary - C Shares Held 1,800		
Name CLIFFORD DAVID GRAINGER Address 3 MAPLE WOOD, BEDHAMPTON, HAVANT, HANTS, ENGLAND UK postcode PO9 3JB	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)*: Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: IAN DINGWALL GRANT Address: 9 LODSWORTH CLOSE, WATERLOOVILLE, HANTS, ENGLAND UK postcode: PO8 0XW	£1.00 Ordinary - C Shares Held 500		
Name: AMANDA JUDITH GREEN Address: 9 MASDAR GARDENS, FINCHAMPSTEAD, WOKINGHAM, BERKS, ENGLAND UK postcode: RG40 4HQ	£1.00 Ordinary - C Shares Held 900		
Name: DAVID GREENHALGH Address: 5 WALNUT CRESCENT , MALVERN, WORCS, ENGLAND UK postcode: WR14 4AX	£1.00 Ordinary - C Shares Held 1,800		
Name: SIMON ALEXANDER HARDAKER Address: 84 THE BROW, WIDLEY, WATERLOOVILLE, HANTS, ENGLAND UK postcode: PO7 5DA	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name CLIVE RICHARD HARDING Address 27 ESTON AVENUE, MALVERN, WORCS, ENGLAND UK postcode WR14 2SR	£1.00 Ordinary - C Shares Held 1,800		
Name ALAN HASKELL Address 6 GRANTLEY DRIVE, FLEET, HANTS, ENGLAND UK postcode GU52 7SA	£1.00 Ordinary - C Shares Held 1,800		
Name CHARLES MICHAEL HENDERSON Address 23 THE MOORLANDS, MALVERN, WORCS, ENGLAND UK postcode WR14 4PS	£1.00 Ordinary - C Shares Held 500		
Name STEPHEN JOHN HENDON Address 3 HIGH STREET, SOUTHWELL, PORTLAND, DORSET, ENGLAND UK postcode DT5 2EH	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name ANTHONY WILLIAM HIGGS Address 14 COLLEGE GROVE, MALVERN, WORC, ENGLAND UK postcode WR14 3HP	£1.00 Ordinary - C Shares Held 900		
Name RICHARD CHARLES HILL Address 125 FAIRVIEW ROAD, STEVENAGE, HERTFORDSHIRE, ENGLAND UK postcode SG1 2NP	£1.00 Ordinary - C Shares Held 1,800		
Name DUNCAN HINE Address GLENRUE, 6 BUTT LANE CLOSE, HINCKLEY, LEICESTERSHIRE, ENGLAND UK postcode LE10 1LF	£1.00 Ordinary - C Shares Held 1,800		
Name MICHAEL JOHN HINTON Address SAN MIGUEL, OLD SCHOOL LANE, RYARSH, WEST MALLING, KENT, ENGLAND UK postcode ME19 5LP	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name CHRISTOPHER JOHN HITCHEN Address 35 BRAMLING AVENUE, YATELEY, HANTS, ENGLAND UK postcode GU46 6NX	£1.00 Ordinary - C Shares Held 300		
Name ALISON MERYL HODGE Address 11 MONNOW CLOSE, MALVERN, WORCS, ENGLAND UK postcode WR14 2XQ	£1.00 Ordinary - C Shares Held 900		
Name NEIL ROBIN HOGG Address ORION, BEECH HILL ROAD, HEADLEY, BORDON, HANTS, ENGLAND UK postcode GU35 8DN	£1.00 Ordinary - C Shares Held 900		
Name ADRIAN NIGEL HOLMES Address WELL COTTAGE, LONGLEY GREEN, SUCKLEY, WORCS, ENGLAND UK postcode WR6 5DU	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name PETER JAMES HONEY Address 9 PINNACLES, WALTHAM ABBEY, ESSEX, ENGLAND UK postcode EN9 1TG	£1.00 Ordinary - C Shares Held 900		
Name BRENT HUDSON Address SOUTH STOKE HOUSE, WATERBEACH, CAMBRIDGE, ENGLAND UK postcode CB5 9HR	£1.00 Ordinary - C Shares Held 0	5,000	01/03/2005
Name ADRIAN HUGGINS Address 11 SEFTON CLOSE, WORTHING, WEST SUSSEX, ENGLAND UK postcode BN13 2RT	£1.00 Ordinary - C Shares Held 900		
Name ROGER MCDONALD HUNT Address SILVERDALE, 28 ST PETERS ROAD, MALVERN, WORCS, ENGLAND UK postcode WR14 1QS	£1.00 Ordinary - C Shares Held 750		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: DAVID JULIAN HUTBER Address: 38 PRIORY ROAD, MALVERN, WORCS, ENGLAND UK postcode: WR14 3DN	£1.00 Ordinary - C Shares Held 900		
Name: PETER JOHN HUTTON Address: 114 MERLAND RISE, TADWORTH, SURREY, ENGLAND UK postcode: KT20 5JD	£1.00 Ordinary - C Shares Held 900		
Name: MICHAEL JOHN JACKSON Address: 2 HILLSIDE, LOWER ROAD, COOKHAM, MAIDENHEAD, BERKS, ENGLAND UK postcode: SL6 9HL	£1.00 Ordinary - C Shares Held 1,800		
Name: TIMOTHY CLIVE JANES Address: THE BEECHLANDS, HOLYWELL ROAD, MALVERN WELLS, WORCS, ENGLAND UK postcode: WR14 4LE	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: ANDREW SIMON JEACOCK Address: SANDRINGHAM COTTAGE, 1 ALBERT ROAD, EPSOM, SURREY, ENGLAND UK postcode: KT17 4EQ	£1.00 Ordinary - C Shares Held 900		
Name: PETER JENKINS Address: BARN OWL COTTAGE, DAISY GREEN, GREAT ASHFIELD, BURY ST EDMUNDS, SUFFOLK, ENGLAND UK postcode: IP31 3HX	£1.00 Ordinary - C Shares Held 750		
Name: PETER LESLIE JONES Address: 5 HERBS END, COVE, FARNBOROUGH, HANTS, ENGLAND UK postcode: GU14 9YD	£1.00 Ordinary - C Shares Held 900		
Name: IAIN RICHARD BOYD KENNEDY Address: 6/1 PILRIG COTTAGES, EDINBURGH, SCOTLAND UK postcode: EH6 5DF	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name JAMES MICHAEL KIRBY Address 16 MURRAY CLOSE, BISHOPS CLEEVE, CHELTENHAM, GLOS, ENGLAND UK postcode GL52 8XE	£1.00 Ordinary - C Shares Held 1,800		
Name STEPHEN CLYDE LAKE Address 1 MORNINGSIDE CLOSE, PRESTBURY, CHELTENHAM, GLOUCESTER, ENGLAND UK postcode GL52 3BY	£1.00 Ordinary - C Shares Held 1,800		
Name GREGORY PETER LAMB Address 21 ITCHENOR ROAD, HAYLING ISLAND, ENGLAND UK postcode PO11 9SN	£1.00 Ordinary - C Shares Held 750		
Name STEPHEN DAVID ARMSTRONG LANSLEY Address HOLDENS FARM, SHAFTESBURY LANE, EAST KNOYLE, SALISBURY, WILTS, ENGLAND UK postcode SP3 6DD	£1.00 Ordinary - C Shares Held 750		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name PHILIP WILLIAM LAWS Address 1 VINE GROVE, TEMPLECOMBE, SOMERSET, ENGLAND UK postcode BA8 0JU	£1.00 Ordinary - C Shares Held 1,800		
Name FIONA JANE LEWINTON Address TARAKAN, NORTHGATE DRIVE, CAMBERLEY, SURREY, ENGLAND UK postcode GU15 2AP	£1.00 Ordinary - C Shares Held 500		
Name ROBERT DOUGLAS LEWIS Address 18 BRENCHLEY CLOSE, PORTCHESTER, FAREHAM, HANTS, ENGLAND UK postcode PO16 9DQ	£1.00 Ordinary - C Shares Held 500		
Name RICHARD GRAHAM LEY Address 3 THE MOUNT, OATLANDS DRIVE, WEYBRIDGE, SURREY, ENGLAND UK postcode KT13 9LT	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name IAN ROY LINSDELL Address 2 BORDERSIDE, YATELEY, HANTS, ENGLAND UK postcode GU4 6LJ	£1.00 Ordinary - C Shares Held 900		
Name ROBERT LITTLE Address 6 FARMCOTE, HILLESLEY, GLOUCESTERSHIRE, ENGLAND UK postcode GL12 7RP	£1.00 Ordinary - C Shares Held 1,800		
Name STEPHEN LUCKHURST Address 6 RYDAL DRIVE, CHURCH CROOKHAM, FLEET, HAMPSHIRE, ENGLAND UK postcode GU52 6RP	£1.00 Ordinary - C Shares Held 9,250		
Name JOANNE MACDONALD Address 26 WALTON LANE, WEYBRIDGE, SURREY, ENGLAND UK postcode KT13 8LY	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name MURDO MACDONALD Address PARK COTTAGE, DUISDEIL MOR, SLEAT, ISLE OF SKYE UK postcode IV43 8QX	£1.00 Ordinary - C Shares Held 900		
Name TIMOTHY FREDERICK MADDOCK Address THE COACH HOUSE, PROSPECT ROAD, BATH, ENGLAND UK postcode BA2 6AY	£1.00 Ordinary - C Shares Held 900		
Name IAN DONALD RICHARD MAKIN Address 4 THE MOORLANDS, MALVERN, WORCS, ENGLAND UK postcode WR14 4PS	£1.00 Ordinary - C Shares Held 500		
Name JOHN LESLIE MATHER Address UPPER HOUSE, ASHPERTON, LEDBURY, HEREFORD & WORCS, ENGLAND UK postcode HR8 2SA	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name ANDREW MERVYN MATTHEWS Address 15 LOCKYER CLOSE, NEWTON AYCLIFFE, CO DURHAM, ENGLAND UK postcode DL5 7QZ	£1.00 Ordinary - C Shares Held 750		
Name JONATHAN MICHAEL MAYBURY Address 18 SWALEDALE GARDENS, FLEET, HANTS, ENGLAND UK postcode GU51 2TE	£1.00 Ordinary - C Shares Held 900		
Name CHRISTOPHER JOHN MEAD Address 12 HOLLANDS FIELD, BROADBRIDGE HEATH, HORSHAM, WEST SUSSEX, ENGLAND UK postcode RH HQ	£1.00 Ordinary - C Shares Held 2,000		
Name ANDREW JOHN MICHAEL Address 6 SENNEN PLACE, PORT SOLENT, PORTSMOUTH, HANTS, ENGLAND UK postcode PO6 4SZ	£1.00 Ordinary - C Shares Held 750		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name ANDREW JONATHAN MIDDLETON Address 125 PICKERSLEIGH ROAD, MALVERN, WORCS, ENGLAND UK postcode WR14 2LF	£1.00 Ordinary - C Shares Held 1,800		
Name RICHARD JOHN MIDDLETON Address 16 THORNBURY LANE, CHURCH HILL NORTH, REDDITCH, HEREFORD & WORCS, ENGLAND UK postcode B98 8SG	£1.00 Ordinary - C Shares Held 750		
Name NIGEL JOHN MILLS Address GREEN WILLOW, READING ROAD NORTH, FLEET, HANTS, ENGLAND UK postcode GU51 4HP	£1.00 Ordinary - C Shares Held 1,800		
Name DAVID ROY MOORE Address 2 BERKELEY CLOSE, FLEET, HAMPSHIRE, ENGLAND UK postcode GU13 9BX	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: ALAN GEORGE MORPETH Address: 3 BEECH CLOSE, PORTON, SALISBURY, WILTS, ENGLAND UK postcode: SP4 0NP	£1.00 Ordinary - C Shares Held 900		
Name: BRIAN MORTIMER Address: 59 DUKES MEAD, FLEET, HANTS, ENGLAND UK postcode: GU13 8HD	£1.00 Ordinary - C Shares Held 900		
Name: JOHN MORTON Address: 129 HIGH STREET, ODIHAM, HANTS, ENGLAND UK postcode: RG29 1NW	£1.00 Ordinary - C Shares Held 1,800		
Name: GERALD NEWBERY Address: THE ELMS, ALMA WAY, FARNHAM, SURREY, ENGLAND UK postcode: GU9 0QN	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name SUZANNE LOUISE OAKLEY Address 55 FOWLER ROAD, FARNBOROUGH, HANTS, ENGLAND UK postcode GU14 0BN	£1.00 Ordinary - C Shares Held 900		
Name CATHERINE ANN OCARROLL Address 21 NORTHCOTE ROAD, FARNBOROUGH, HANTS, ENGLAND UK postcode GU14 9EA	£1.00 Ordinary - C Shares Held 360		
Name MICHAEL VICTOR O'CONNOR Address 22 ELMBRIDGE DRIVE, SHIRLEY, SOLIHULL, WEST MIDLANDS, ENGLAND UK postcode B90 4YP	£1.00 Ordinary - C Shares Held 1,800		
Name ANTHONY MICHAEL OLIVER Address SILVANA , CANADA RISE, MARKET LAVINGTON, WILTS, ENGLAND UK postcode SN10 4AD	£1.00 Ordinary - C Shares Held 900		


BLUEPRINT
2000

CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name STEPHEN JAMES OSTERCAMP Address IMP DELL, 5 THE LINCOLNS, LITTLE KINGSHILL, BUCKS, ENGLAND UK postcode HP16 0EH	£1.00 Ordinary - C Shares Held 500		
Name MARK JOHN PALETHORPE Address BROMSBERROW COURT, ALBRIGHT LANE, BROMSBERROW, HERTFORDSHIRE, ENGLAND UK postcode	£1.00 Ordinary - C Shares Held 1,800		
Name WILLIAM DAVID PALMER Address 34 OLD WYCHE ROAD, MALVERN, WORCS, ENGLAND UK postcode WR14 4EP	£1.00 Ordinary - C Shares Held 900		
Name JAMES VINCENT PANTER Address 2 SCHOOL ROAD, ST JOHNS, WORCESTER, ENGLAND UK postcode WR2 4HF	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name GORDON KENNETH SYDNEY PARDY Address 35 BISHOPS MEAD, LAVERSTOCK, SALISBURY, WILTS, ENGLAND UK postcode SP1 1RU	£1.00 Ordinary - C Shares Held 750		
Name SIMON PETER PARKINSON Address 1 GARDEN COTTAGES, BORDEN VILLAGE, MILLAND, LIPHOOK, HANTS, ENGLAND UK postcode GU30 7JZ	£1.00 Ordinary - C Shares Held 900		
Name DAVID CHARLES PASK Address 22 BREWERS CLOSE, FARNBOROUGH, HANTS, ENGLAND UK postcode GU14 8NR	£1.00 Ordinary - C Shares Held 1,800		
Name CHRISTOPHER JOHN PEEL Address 26 ALTON ROAD, FLEET, HANTS, ENGLAND UK postcode GU51 3HN	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: JUDITH RACHEL PEEL Address: CONNEMARA, GROVE ROAD, BEACON HILL, HINDHEAD, SURREY, ENGLAND UK postcode: GU26 6QP	£1.00 Ordinary - C Shares Held 500		
Name: DAVID BRIAN PELL Address: WHITE GABLES, LONDON ROAD, BALCOMBE, HAYWARDS HEATH, WEST SUSSEX, ENGLAND UK postcode: RH17 6HS	£1.00 Ordinary - C Shares Held 750		
Name: DAVID EDWARD PENNY Address: MILL SPRINGS, BRIDGE INN LANE, PRESTON, WEYMOUTH, DORSET, ENGLAND UK postcode: DT3 6DB	£1.00 Ordinary - C Shares Held 900		
Name: MICHAEL FREDERICK PHILLIPS Address: 26 HOLLYTREE GARDENS, FRIMLEY, SURREY, ENGLAND UK postcode: GU16 5EL	£1.00 Ordinary - C Shares Held 750		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name IAN WATSON PIRIE Address SWALLOW BARN, TUFTON, WHITCHURCH, HANTS, UK UK postcode RG28 7RJ	£1.00 Ordinary - C Shares Held 1,800		
Name KEITH CHARLES PITMAN Address 23 BETTERIDGE DRIVE, ROWNHAMS, SOUTHAMPTON, ENGLAND UK postcode SO16 8LE	£1.00 Ordinary - C Shares Held 900		
Name BRIAN PETER PLAYER Address 24 MARSTON ROAD, FARNHAM, SURREY, ENGLAND UK postcode GU9 7BN	£1.00 Ordinary - C Shares Held 750		
Name MARTIN SHAUN POCOCK Address 33 COWLEIGH BANK, MALVERN, WORCS, ENGLAND UK postcode WR14 1QP	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name DENIS LOUIS PRAGER Address 55 HILLCROFT CRESCENT, LONDON, ENGLAND UK postcode W5 2SG	£1.00 Ordinary - C Shares Held 1,800		
Name ROBERT JOHN PRESTON Address 26 LATIMER ROAD, GODALMING, SURREY, ENGLAND UK postcode GU7 1BW	£1.00 Ordinary - C Shares Held 500		
Name AMANDA JANE PRICE Address 12 OAKMEAD, BRAMLEY, TADLEY, HAMPSHIRE, ENGLAND UK postcode RG26 5JD	£1.00 Ordinary - C Shares Held 1,800		
Name QINETIQ EMPLOYEE SHARE PLANS LIMITED Address ALBERT HOUSE, SOUTH ESPLANADE, ST PETER PORT, GUERNSEY UK postcode GY1 3BY	£1.00 Ordinary - C Shares Held 16,460	2,000	02/03/2005



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name CHARLES JOHN RADFORD Address 19 TEME AVENUE, BARNARDS GREEN, MALVERN, WORCS, ENGLAND UK postcode WR14 2XA	£1.00 Ordinary - C Shares Held 900		
Name ALLYSON PATRICIA CATHERINE REED Address THE GATE HOUSE, READING ROAD, UPTON, DIDCOT, OXON, ENGLAND UK postcode OX11 9HP	£1.00 Ordinary - C Shares Held 1,800		
Name GEORGE EDWARD ANTHONY REID Address 82 MANOR ROAD, FARNBOROUGH, HANTS, ENGLAND UK postcode GU14 7HL	£1.00 Ordinary - C Shares Held 1,800		
Name IAN PAUL REID Address 201 LONDON ROAD, HOLLYBOURNE, ALTON, HANTS, ENGLAND UK postcode GU34 4EY	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name HEDLEY RHODES Address 5 KIEL DRIVE, ANDOVER, HANTS, ENGLAND UK postcode SP10 4ND	£1.00 Ordinary - C Shares Held 900		
Name THOMAS DAVID RHODES Address 8 PRIORY CRESCENT, GRANGE OVER SANDS, CUMBRIA, ENGLAND UK postcode LA11 7BL	£1.00 Ordinary - C Shares Held 500		
Name GAVIN WAYNE RICHARDSON Address MADISON HOUSE, PALE LANE, WINCHFIELD, HANTS, ENGLAND UK postcode RG27 8SW	£1.00 Ordinary - C Shares Held 18,500		
Name PETER JOHN RICHARDSON Address LITTLE ORCHARD, ST JOHNS ROAD, MORTIMER, READING, BERKS, ENGLAND UK postcode RG7 3TR	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name CHRISTOPHER JAMES RIGDEN Address PROSPECT COTTAGE, KINGSLEY COMMON, KINGSLEY, BORDON, HAMPSHIRE, ENGLAND UK postcode GU35 9NF	£1.00 Ordinary - C Shares Held 1,800		
Name ROBERT RINGROSE Address 34 THE LILACS, ELIZABETH PARK, BARKHAM, WOKINGHAM, BERKS, ENGLAND UK postcode RG41 4UT	£1.00 Ordinary - C Shares Held 900		
Name GARY ROBSON Address 62 ST PETERS AVENUE, CAVERSHAM, READING, BERKS, ENGLAND UK postcode RG4 7DH	£1.00 Ordinary - C Shares Held 1,800		
Name JULIAN JAMES ROSE Address 52 PRIMROSE CRESCENT, WORCESTER, WORCS, ENGLAND UK postcode WR5 3HT	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* — Class and number of shares or amount of stock transferred	Date of registration of transfer
Name CHRISTOPHER FRANK ROZELAAR Address 24 CLARENCE ROAD, MALVERN, WORCS., ENGLAND UK postcode WR14 3EH	£1.00 Ordinary - C Shares Held 1,800		
Name DEBORAH ANN SALISBURY Address 84 WELLESLEY CLOSE, ASH VALE, ALDERSHOT, HANTS, ENGLAND UK postcode GU12 5SP	£1.00 Ordinary - C Shares Held 900		
Name JONATHAN ANDREW SALKEID Address 17 HANBURY PARK ROAD, WORCESTER, WORCS, ENGLAND UK postcode WR2 4PG	£1.00 Ordinary - C Shares Held 900		
Name THOMAS NEVILLE WALTON SALKELD Address 9 HARTISMERE ROAD, FULHAM, LONDON, ENGLAND UK postcode SW6 7TS	£1.00 Ordinary - C Shares Held 9,250		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name LESLIE THOMAS JAMES SALMON Address 15 GORSEWAY, FLEET, HANTS, ENGLAND UK postcode GU52 7NA	£1.00 Ordinary - C Shares Held 1,500		
Name JON CHARLES SALTMARSH Address 3 DUKES RIDE, SILCHESTER, READING, BERKS, ENGLAND UK postcode RG7 2PX	£1.00 Ordinary - C Shares Held 900		
Name STEPHEN LANCE SHERIDAN Address 19 SALISBURY HOUSE, BESSBOROUGH GARDENS, LONDON, ENGLAND UK postcode SW1V 2JQ	£1.00 Ordinary - C Shares Held 1,800		
Name STEPHEN JOHN WALTER SHRUBB Address 19 BIRCHWOOD ROAD, MALVERN LINK, WORCS, ENGLAND UK postcode WR14 1LD	£1.00 Ordinary - C Shares Held 750		


BLUEPRINT
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CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name CAROLINE JANE SLIM Address CHERRY TREE LODGE, 4 SHRUBBS LANE, ROWLEDGE, FARNHAM, SURREY, ENGLAND UK postcode GU10 4AZ	£1.00 Ordinary - C Shares Held 900		
Name ALLEN TREVOR SMITH Address THREEWAYS, SALISBURY ROAD, SHREWTON, SALISBURY, WILTS, ENGLAND UK postcode SP3 4EE	£1.00 Ordinary - C Shares Held 900		
Name KEITH ANDREW SMITH Address 97 CANTERBURY ROAD , FARNBOROUGH, HANTS, ENGLAND UK postcode GU14 6QN	£1.00 Ordinary - C Shares Held 750		
Name ROBERT WILLIAM MACLAUGHLIN SMITH Address MAYFIELD, 14 GRUNDYS LANE, MALVERN WELLS, WORCS, ENGLAND UK postcode WR14 4HS	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: STEPHEN NIXON SPARK Address: THE MANSE, CHAPEL CLOSE, LEIGH SINTON, WORCS, ENGLAND UK postcode: WR13 5DZ	£1.00 Ordinary - C Shares Held 900		
Name: NEIL SPARSHOTT Address: 5 SUFFOLK CLOSE, BAGSHOT, SURREY, ENGLAND UK postcode: GU19 5RD	£1.00 Ordinary - C Shares Held 900		
Name: COLIN SPEARS Address: 4 UPTON GREY DRIVE, FLEET, HANTS, ENGLAND UK postcode: GU51 1EG	£1.00 Ordinary - C Shares Held 1,800		
Name: PAUL BRIAN SPICER Address: 10 MCNAUGHTON CLOSE, SOUTHWOOD, FARNBOROUGH, HANTS, ENGLAND UK postcode: GU14 0PX	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: CHRYS STEVENSON Address: 77 SUTHERLAND CHASE, ASCOT, BERKS, ENGLAND UK postcode: SL5 8TE	£1.00 Ordinary - C Shares Held 900		
Name: PETER SIMON TANNER Address: 7 EAST GOMELDON ROAD, SALISBURY, WILTS, ENGLAND UK postcode: SP4 6LA	£1.00 Ordinary - C Shares Held 900		
Name: RUSSELL GUY TAYLOR Address: 251 NEW HYTHE LANE, LARKFIELD, AYLESFORD, KENT, ENGLAND UK postcode: ME20 6PU	£1.00 Ordinary - C Shares Held 750		
Name: GARY DAVID THOMPSON Address: 7 AGGS CLOSE, GOTHERINGTON, CHELTENHAM, GLOUCESTERSHIRE, ENGLAND UK postcode: GL52 9HD	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name ALAN GRANT THREADGOLD Address 39 WINDRUSH CRESCENT, MALVERN, WORCESTERSHIRE, ENGLAND UK postcode WR14 2XG	£1.00 Ordinary - C Shares Held 1,800		
Name ANDREW VINCENT TOMS Address 15 WYNFORD ROAD, LOWER PARKSTONE, POOLE, DORSET, ENGLAND UK postcode BH14 8PG	£1.00 Ordinary - C Shares Held 900		
Name GRAHAM TOPLEY Address 19 SHERWOOD WAY, WEST WICKHAM, KENT, ENGLAND UK postcode BR4 9PB	£1.00 Ordinary - C Shares Held 900		
Name ANDREW SHAUN TREEN Address 9 SHAW PIGHTLE, HOOK, HANTS, ENGLAND UK postcode RG27 9SR	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name DAVID ALLEN TREWREN Address BAHDIN, SALISBURY ROAD, SHREWTON, WILTS, ENGLAND UK postcode SP3 4EQ	£1.00 Ordinary - C Shares Held 900		
Name RICHARD LESLIE TRUMPER Address 3 BEECH ROAD, CLANFIELD, HANTS, ENGLAND UK postcode PO8 0LH	£1.00 Ordinary - C Shares Held 750		
Name AMANDA TURNER Address 17 CROFT ROAD, EVESHAM, WORCS, ENGLAND UK postcode WR11 4NE	£1.00 Ordinary - C Shares Held 900		
Name HELEN JANE TURNER Address 23 GOLDNEY ROAD, CAMBERLEY, SURREY UK postcode GU15 1EZ	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name ERNEST WILLIAM TYACK Address ROUGHWOOD HOUSE, CALTHORPE ROAD, FLEET, HANTS, ENGLAND UK postcode GU51 4LN	£1.00 Ordinary - C Shares Held 1,800		
Name DUNCAN NORMAN VALENTINE Address THE FORMER PARSONAGE, BRAFIELD ON THE GREEN, NORTHAMPTON, NORTHANTS, ENGLAND UK postcode NN7 1BA	£1.00 Ordinary - C Shares Held 18,500		
Name GERALD JONATHAN VOLLER Address 83 GREENWAYS , FLEET, HANTS, ENGLAND UK postcode GU52 7XD	£1.00 Ordinary - C Shares Held 250		
Name JOHN DEREK WADE Address ELWORTH FARMHOUSE, WEST ELWORTH, PORTESHAM, DORSET, ENGLAND UK postcode DT3 4HF	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (*if appropriate*) Class and number of shares or amount of stock transferred	Date of registration of transfer
Name LINDA LOUISE WALDEN Address 3 RICHMOND TERRACE, SHERNFOLD PARK, FRANT, WEST SUSSEX, ENGLAND UK postcode TN3 9DL	£1.00 Ordinary - C Shares Held 900		
Name MICHAEL ARTHUR JOHN WALTERS Address 1 BENDENG CLOSE, ELVETHAM HEATH, FLEET, HANTS, ENGLAND UK postcode GU51 1ET	£1.00 Ordinary - C Shares Held 1,800		
Name PHILIP ROBERT IAN WANSBROUGH Address 59 WORDSWORTH AVENUE, YATELEY, HAMPSHIRE, ENGLAND UK postcode GU46 6YR	£1.00 Ordinary - C Shares Held 900		
Name JEREMY STUART WARD Address 37 CARTWRIGHT AVENUE, WORCESTER, WORCS, ENGLAND UK postcode WR4 0NZ	£1.00 Ordinary - C Shares Held 750		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: PATRICK ARTHUR WARD Address: 11 HIBISCUS GROVE, BORDON, HANTS, ENGLAND UK postcode: GU35 0XA	£1.00 Ordinary - C Shares Held 900		
Name: COLIN JOHN WATERS Address: 61 VICTORIA ROAD, FLEET, HANTS, ENGLAND UK postcode: GU13 8DW	£1.00 Ordinary - C Shares Held 900		
Name: MICHAEL JOHN WATSON Address: 3 HAMBLEDON ROAD, MILLCROSS, DENMEAD, WATERLOOVILLE, HAMPSHIRE, ENGLAND UK postcode: PO7 6QG	£1.00 Ordinary - C Shares Held 900		
Name: DOUGLAS RUSSELL WEBB Address: BLACKBERRY BARN, 4 LIDCOTE, DUNTON, BUCKINGHAM, BUCKINGHAMSHIRE, ENGLAND UK postcode: MK18 3RY	£1.00 Ordinary - C Shares Held 10,000		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: EDWARD THOMAS WEDLAKE Address: 46 WINDERMERE WAY, FARNHAM, SURREY, ENGLAND UK postcode: GU9 0DE	£1.00 Ordinary - C Shares Held 900		
Name: RICHARD JOHN WEEKS Address: 4 PEDDLARS GROVE, YATELEY, HANTS, ENGLAND UK postcode: GU46 6AS	£1.00 Ordinary - C Shares Held 1,800		
Name: PAUL WELLS Address: 2 MIDDLE ROAD, ST JOHNS, WORCESTER, WORCS, ENGLAND UK postcode: WR2 4HT	£1.00 Ordinary - C Shares Held 900		
Name: CHRISTOPHER LAWRENCE WEST Address: 18 CHASE ROAD, UPPER WELLAND, MALVERN WELLS, WORCS, ENGLAND UK postcode: WR14 4JY	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name JONATHAN DOUGLAS WHITE Address 3 ROSEBANK STEADING, UDNY, ELLON, ABERDEENSHIRE, ENGLAND UK postcode AB41 7RP	£1.00 Ordinary - C Shares Held 750		
Name PAUL JAMES WHITELEGG Address GLANRAFON, LLANBEDR, GWYNEDD UK postcode LL45 2HH	£1.00 Ordinary - C Shares Held 900		
Name ALUN HENRY WILLIAMS Address FIRS LODGE, 43 FIRS ROAD, FIRSDOWN, SALISBURY, WILTS, ENGLAND UK postcode SP5 1SJ	£1.00 Ordinary - C Shares Held 18,500		
Name ANNE MARIE LEONIE JULIA WILLIAMS Address 3 BEECHWOOD MANOR, BEECHWOOD AVENUE, WEYBRIDGE, SURREY, ENGLAND UK postcode KT13 9TT	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name SUSAN ELIZABETH WILLIAMS Address 3 THE OAKS, WESTBURY ROAD, WARMINSTER, WILTS, ENGLAND UK postcode BA12 0AN	£1.00 Ordinary - C Shares Held 1,800		
Name JEREMY GRAHAM NAPIER WILLIAMS Address 78 FERNSIDE ROAD, LONDON, ENGLAND UK postcode SW12 8LJ	£1.00 Ordinary - C Shares Held 1,800		
Name ANDREW RICHARD WILLIS Address ROSEMARY COTTAGE, 28 PITFOLD AVENUE, HASLEMERE, SURREY, ENGLAND UK postcode GU27 1PN	£1.00 Ordinary - C Shares Held 900		
Name MICHAEL DEREK WOODHOUSE Address BRACKEN, 147 BRIDGNORTH ROAD, STOURTON, STOURBRIDGE, WEST MIDLANDS, ENGLAND UK postcode DY7 6RY	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* — Class and number of shares or amount of stock transferred	Date of registration of transfer
Name JOHN WOODWARD Address 39 THE DRIVE, COLLETTS GREEN, POWICK, WORCESTER, WORCS, ENGLAND UK postcode WR2 4SA	£1.00 Ordinary - C Shares Held 500		
Name MICHAEL JOHN WRIGHT Address 106A CONNAUGHT ROAD, FLEET, HANTS, ENGLAND UK postcode GU51 3QX	£1.00 Ordinary - C Shares Held 900		
Name STUART CHARLES WRIGHT Address MISTY PINES, HEADLEY ROAD, GRAYSHOTT, HINDHEAD, SURREY, ENGLAND UK postcode GU26 6JL	£1.00 Ordinary - C Shares Held 900		
Name ANDREW JAMES YARROW Address 52 CRAIL CLOSE, WOKINGHAM, BERKS, ENGLAND UK postcode RG41 2PZ	£1.00 Ordinary - C Shares Held 900		



List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name DAVID ALEXANDER ANDERSON Address 14 NAPIER GARDENS, GUILDFORD, SURREY, ENGLAND UK postcode GU1 2PG	£1.00 Ordinary - D Shares Held 32,375		
Name DEREK HEDLEY BARNES Address NORTHWOOD, 26 PEACHFIELD ROAD, MALVERN, WORC, ENGLAND UK postcode WR14 4AP	£1.00 Ordinary - D Shares Held 32,375		
Name SIMON DAVID BENNETT Address MANOR FARM HOUSE, MAIN STREET, WESTBURY, BRACKLEY, NORTHAMPTONSHIRE, ENGLAND UK postcode NN13 5JR	£1.00 Ordinary - D Shares Held 10,000		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: JOHN ROLAND LYNDHURST BRADDELL Address: 1 CHOLMONDELEY WALK, RICHMOND, SURREY, ENGLAND UK postcode: TW9 1NS	£1.00 Ordinary - D Shares Held 37,000		
Name: SIR JOHN ALEXANDER RAYMOND CHISHOLM Address: BATCHWORTH HILL HOUSE, LONDON ROAD, RICKMANSWORTH, HERTFORDSHIRE, ENGLAND UK postcode: WD13 1JS	£1.00 Ordinary - D Shares Held 129,500		
Name: MICHAEL ROBERT GOODFELLOW Address: THE RAMPARTS, PEWLEY POINT, GUILDFORD, SURREY, ENGLAND UK postcode: GU1 3SP	£1.00 Ordinary - D Shares Held 32,375		
Name: BRENDA JONES Address: BUSHY PLAT FARM, HOLE HILL, WESCOTT, SURREY, ENGLAND UK postcode: RH4 3LU	£1.00 Ordinary - D Shares Held 55,500		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name HAROLD EDWIN KRUTH Address APPARTMENT E, SELBY LODGE, CAMBRAY PLACE, CHELTENHAM, GLOUCESTERSHIRE, ENGLAND UK postcode GL50 1JN	£1.00 Ordinary - D Shares Held 69,375		
Name GRAHAM CARVELL LOVE Address SUGAR BAKER HOUSE, LOMBARD STREET, SHACKLEFORD, GODALMING, SURREY, ENGLAND UK postcode GU8 6BH	£1.00 Ordinary - D Shares Held 106,375		
Name ANDREW CROFTON SLEIGH Address SEPTEMBER COTTAGE, LOWER SANDLIN, LEIGH SINTON, MALVERN, WORCESTERSHIRE, ENGLAND UK postcode WR13 5DN	£1.00 Ordinary - D Shares Held 32,375		
Name Address UK postcode			



List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name CEP INVESTMENT ADMINISTRATION LIMITED Address LANSDOWNE HOUSE, 57 BERKELEY SQUARE, LONDON, ENGLAND UK postcode W1J 6ER	£0.01 Ordinary-A Shares Held 3,817,511		
Name BOB HELMAN Address METROPOLE BUILDING, LONDON UK postcode WC2N 5BL	£0.01 Ordinary-A Shares Held 1		
Name NEW CO-INVEST LIMITED PARTNERSHIP Address PO BOX 543, FORT COMPLEX, LES TRACHERIES, ST SAMPSON, GUERNSEY UK postcode GY1 6HJ	£0.01 Ordinary-A Shares Held 109,989		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name TREVOR ADRIAN WOOLLEY Address FLOOR 3 ZONE D, MOD MAIN BUILDING, WHITEHALL, LONDON, ENGLAND UK postcode SW1A 2HB	£0.01 Ordinary-A Shares Held 3,773,480		
Name Address UK postcode			
Name Address UK postcode			
Name Address UK postcode			



List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name QINETIQ EMPLOYEE SHARE PLANS LIMITED Address ALBERT HOUSE, SOUTH ESPLANADE, ST PETER PORT, GUERNSEY UK postcode GY1 3BY	£1.00 Ordinary-A Non Voting Shares Held 425,960		
Name Address UK postcode			
Name Address UK postcode			



List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (*if appropriate*) Class and number of shares or amount of stock transferred	Date of registration of transfer
Name CEP INVESTMENT ADMINISTRATION LIMITED Address LANSDOWNE HOUSE, 57 BERKELEY SQUARE, LONDON, ENGLAND UK postcode W1J 6ER	£0.01 Ordinary-B Shares Held 289,169		
Name BOB HELMAN Address METROPOLE BUILDING, LONDON UK postcode WC2N 5BL	£0.01 Ordinary-B Shares Held 1		
Name NEW CO-INVEST LIMITED PARTNERSHIP Address PO BOX 543, FORT COMPLEX, LES TRACHERIES, ST SAMPSON, GUERNSEY UK postcode GY1 6HJ	£0.01 Ordinary-B Shares Held 8,331		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: TREVOR ADRIAN WOOLLEY Address: FLOOR 3 ZONE D, MOD MAIN BUILDING, WHITEHALL, LONDON, ENGLAND UK postcode: SW1A 2HB	£0.01 Ordinary-B Shares Held 285,832		
Name Address UK postcode			
Name Address UK postcode			
Name Address UK postcode			



List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - *Every third annual return after a full list has been provided*
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name QINETIQ EMPLOYEE SHARE PLANS LIMITED Address ALBERT HOUSE, SOUTH ESPLANADE, ST PETER PORT, GUERNSEY UK postcode GY1 3BY	£1.00 Ordinary-B Non Voting Shares Held 37,040		
Name Address UK postcode			
Name Address UK postcode			



List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name CEP INVESTMENT ADMINISTRATION LIMITED Address LANSDOWNE HOUSE, 57 BERKELEY SQUARE, LONDON, ENGLAND UK postcode W1J 6ER	£1.00 Redeemable Cumulative Preference Shares Held 11,441,888		
Name BOB HELMAN Address METROPOLE BUILDING, LONDON UK postcode WC2N 5BL	£1.00 Redeemable Cumulative Preference Shares Held 1		
Name NEW CO-INVEST LIMITED PARTNERSHIP Address PO BOX 543, FORT COMPLEX, LES TRACHERIES, ST SAMPSON, GUERNSEY UK postcode GY1 6HJ	£1.00 Redeemable Cumulative Preference Shares Held 329,662		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name QINETIQ EMPLOYEE SHARE PLANS LIMITED Address ALBERT HOUSE, SOUTH ESPLANADE, ST PETER PORT, GUERNSEY UK postcode GY1 3BY	£1.00 Redeemable Cumulative Preference Shares Held 3,962,925		
Name TREVOR ADRIAN WOOLLEY Address FLOOR 3 ZONE D, MOD MAIN BUILDING, WHITEHALL, LONDON, ENGLAND UK postcode SW1A 2HB	£1.00 Redeemable Cumulative Preference Shares Held 21,765,524		
Name Address UK postcode			
Name Address UK postcode			



List of past and present shareholders
Schedule to form 363a

CHFP010 **Company Number** 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name TREVOR ADRIAN WOOLLEY Address FLOOR 3 ZONE D, MOD MAIN BUILDING, WHITEHALL, LONDON, ENGLAND UK postcode SW1A 2HB	£1.00 Special Share Shares Held 1		
Name Address UK postcode			
Name Address UK postcode			



288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number F4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	26	10	2005
† Date of Birth	05	05	1949

Appointment as director [X] as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: | * Honours etc:

Forename(s): NOREEN

Surname: DOYLE

Previous forename(s): | Previous surname(s):

Usual residential address: 35 RADNOR WALK

Post town: | Postcode: SW3 4BP

County / Region: LONDON | Country: ENGLAND

† Nationality: AMERICAN AND IRISH | † Business occupation: Company Director

† Other directorships (additional space next page): None

I consent to act as ** director / secretary of the above named company

Consent signature | **Date**

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed | **Date**

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH,
HAMPSHIRE, GU14 0LX, ENGLAND

Tel

DX number | DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 4586941

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

QINETIQ HOLDINGS LIMITED

Registered Number: 4586941

Consent to Short Notice

To the Directors

I, the undersigned, being the holder as at the date hereof (as trustee for the Secretary of Defence) of the Special Share in issue in the share capital of the above-named Company entitled to attend the general meetings of the Company do hereby consent to the holding of the Annual General Meeting on Tuesday, 27 September, 2005 at 2.00 p.m. notwithstanding that the meeting is called by shorter notice than that specified in Section 369 of the Companies Act 1985 and the Articles of Association of the Company and do hereby agree that copies of any documents required to be sent in accordance with Section 238 of the Companies Act 1985 shall be deemed to have been duly sent notwithstanding that they are sent less than 21 days before the date of the said meeting.

Dated:

....

TREVOR A WOOLLEY

(acting in his capacity as Special Shareholder)

QINETIQ HOLDINGS LIMITED

Registered Number: 4586941

Notice is hereby given that the Annual General Meeting for 2005 will be held at 85 BUCKINGHAM GATE, LONDON, SW1E 6PD, ENGLAND on Tuesday, 27 September 2005 at 2.00 pm to transact the following business of the Company.

1. To receive and adopt the Directors' Report and the financial statements for the year ended 31 March 2005 and the report of the auditors thereon (the "Accounts").

2. To re-appoint KPMG Audit plc as auditors and to authorise the directors to fix their remuneration, further to their appointment as Group Auditors on 27 June 2001.

By Order Of The Board,

Dated 13 September 2005

LYNTON DAVID BOARDMAN
Secretary

Note:
A member entitled to attend and vote at the above-mentioned meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a member of the company.


RECEIVED
2006 JAN 12 P 1:05
FFICE OF INTERNATIONAL
CORPORATE FINANCE

QINETIQ HOLDINGS LIMITED

Consent to Short Notice

To the Directors

We, the undersigned, being all the members of the above-named Company entitled to attend and vote at general meetings of the Company do hereby consent to the holding of the Annual General Meeting on 27 September 2005 notwithstanding that the meeting is called by shorter notice than that specified in Section 369 of the Companies Act 1985 and the Articles of Association of the Company and do hereby agree that copies of any documents required to be sent in accordance with Section 238 of the Companies Act 1985 shall be deemed to have been duly sent notwithstanding that they are sent less than 21 days before the date of the said meeting.

Dated: 13 September 2005

The Members:

£0.01 Ordinary-A shareholders:

CEP INVESTMENT ADMINISTRATION LIMITED

BOB HELMAN

NEW CO-INVEST LIMITED PARTNERSHIP

TREVOR ADRIAN WOOLLEY

£0.01 Ordinary-B shareholders:

CEP INVESTMENT ADMINISTRATION LIMITED

BOB HELMAN

NEW CO-INVEST LIMITED PARTNERSHIP

TREVOR ADRIAN WOOLLEY



288a

APPOINTMENT of director or secretary

Please complete in typescript, or in bold black capitals.

CHFP010

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	12	09	2005
† Date of Birth	20	03	1961

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: Mr * Honours etc:

Forename(s): DOUGLAS RUSSELL

Surname: WEBB

Previous forename(s): Previous surname(s):

Usual residential address: BLACKBERRY BARN, 4 LIDCOTE, DUNTON

Post town: BUCKINGHAM Postcode: MK18 3RY

County / Region: BUCKINGHAMSHIRE Country: ENGLAND

† Nationality: British † Business occupation: Company Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature **Date**

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed **Date**

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH,
HAMPSHIRE, GU14 0LX, ENGLAND

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 4586941

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Name DOUGLAS RUSSELL WEBB

Company Name	Resignation
QINETIQ PARTNERSHIP FINANCE LIMITED	



288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

	Day	Month	Year
Date of termination of appointment	1 2	0 9	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title DAME * Honours etc DCMG

Please insert details as previously notified to Companies House.

Forename(s) LILIAN PAULINE

Surname NEVILLE-JONES

	Day	Month	Year
† Date of Birth	0 2	1 1	1 9 3 9

A serving director, secretary etc must sign the form below.

Signed **Date**

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH,
HAMPSHIRE, GU14 0LX, ENGLAND

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

	Day	Month	Year
Date of termination of appointment	1 2	0 9	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Sir * Honours etc: K B

Please insert details as previously notified to Companies House.

Forename(s): SIR DENYS HARTLEY

Surname: HENDERSON

	Day	Month	Year
† Date of Birth	1 1	1 0	1 9 3 2

A serving director, secretary etc must sign the form below.

Signed **Date**

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH,
HAMPSHIRE, GU14 0LX, ENGLAND

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

	Day	Month	Year
Date of termination of appointment	12	09	2005

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): HAROLD EDWIN

Surname: KRUTH

	Day	Month	Year
† Date of Birth	10	06	1949

A serving director, secretary etc must sign the form below.

Signed **Date**

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH,
HAMPSHIRE, GU14 0LX, ENGLAND

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



288a

APPOINTMENT of director or secretary

Please complete in typescript, or in bold black capitals.
CHFP010

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	01	08	2005
† Date of Birth	23	11	1936

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: Sir   * Honours etc:

Forename(s): SIR DAVID BRYAN

Surname: LEES

Previous forename(s):   Previous surname(s):

Usual residential address: OAKHURST, UFFINGTON

Post town: SHREWSBURY   Postcode: SY4 4SN

County / Region: SALOP   Country: ENGLAND

† Nationality: British   † Business occupation: Company Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature   **Date**

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed   **Date**

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH,
HAMPSHIRE, GU14 0LX, ENGLAND
Tel
DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Company Number 4586941

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



List of other directorships
Schedule to form 288a

Please complete in typescript,
or in bold black capitals.
CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Name SIR DAVID BRYAN LEES

Company Name	Resignation
BRAMBLES INDUSTRIES PLC	
ROYAL OPERA HOUSE COVENT GARDEN TRADING LIMITED	
ROYAL OPERA HOUSE ENDOWMENT FUND (NOMINEES) LIMITED	
ROYAL OPERA HOUSE PENSION TRUSTEE LIMITED	
ROYAL OPERA HOUSE, COVENT GARDEN LIMITED	
TATE & LYLE PLC	



288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	4586941
Company Name in full	QINETIQ HOLDINGS LIMITED

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 01 Month 07 Year 2005

Name	* Style / Title	Sir
	* Honours etc	K B
	Forename(s)	SIR DENYS HARTLEY
	Surname	HENDERSON
	† Date of Birth (Day Month Year)	11 10 1932
Change of name *(enter new name)*	Forename(s)	
	Surname	
Change of usual residential address *(enter new address)*		The Penthouse, Flat 7, Boyne House, 9 Grove Road
	Post town	BEACONSFIELD
	County / Region	Bucks
	Postcode	HP9 1UN
	Country	England
Other Change	*(please specify)*	

A serving director, secretary etc must sign the form below.

Signed   **Date**

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH,
HAMPSHIRE, GU14 0LX, ENGLAND

Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**



288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 0 1 Month 0 7 Year 2 0 0 5

Name * Style / Title: Mr * Honours etc:

Forename(s): LYNTON DAVID

Surname: BOARDMAN

† Date of Birth: Day __ Month __ Year ____

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address *(enter new address)*: CHERWELL, FOREST DRIVE

Post town: KINGSWOOD

County / Region: SURREY Postcode: KT20 6LU

Country: ENGLAND

Other Change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed **Date**

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH,
HAMPSHIRE, GU14 0LX, ENGLAND

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year) 0 2 0 6 2 0 0 5

Name * Style / Title: Dr * Honours etc:

Forename(s): PETER JOHN

Surname: FELLNER

† Date of Birth (Day Month Year): 3 1 1 2 1 9 4 3

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: VERNALLIS PLC, OAKDENE COURT, 613 READING ROAD

Post town: WINNERSH

County / Region: BERKSHIRE. Postcode: RG41 5UA

Country: ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Other Change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed **Date**

* Voluntary details.
† Directors only.
** Delete as appropriate.

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH,
HAMPSHIRE, GU14 0LX, ENGLAND

Tel

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

RECEIVED
2006 JAN 12 P 1:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE COMPANIES ACT 1985

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

QINETIQ GROUP LIMITED

Registered Number: 4586941

Incorporated: 11th November 2002

THE COMPANIES ACT 1985

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

QINETIQ GROUP LIMITED

1. Name

1.1 The Company's name is "QINETIQ GROUP LIMITED".

2. Registered Office

2.1 The Company's registered office is to be situated in England and Wales.

3. Objects

3.1 The Company's object is to carry on business as a general commercial company and accordingly to carry on any trade or business whatsoever and so that the company has power to do all such things as are incidental or conducive to the carrying on of any trade or business by it in addition and without prejudice to the generality of the foregoing the further objects for which the Company is established are:

(A) To carry on all or any of the businesses of general merchants and traders, cash and credit traders, manufacturers agents and representatives, insurance brokers and consultants, estate and advertising agents, mortgage brokers, financial agents, advisers, managers and administrators, hire purchaser and general financiers, brokers and agents, commission agents, importers and exporters, manufacturers, retailers, wholesalers, buyers, sellers, distributors and shippers of, and dealers in all products, goods, wares, merchandise and produce of every description, to participate in, undertake, perform and carry on all kinds of commercial, industrial, trading and financial operations and enterprises; to carry on all or any of the businesses of marketing and business consultants, advertising agents and contractors, general storekeepers, warehousemen, discount traders, mail order specialists, railway, shipping and forwarding agents, shippers, traders, capitalists and financiers either on the Company's own account or otherwise, printers and publishers; haulage and transport contractors, garage proprietors, operators, hirers and letters on hire of, and dealers in

motor and other vehicles, craft, plant, machinery, tools and equipment of all kinds; and to purchase or otherwise acquire and take over any businesses or undertakings which may be deemed expedient, or to become interested in, and to carry on or dispose of, remove or put an end to the same or otherwise deal with any such businesses or undertakings as may be thought desirable.

(B) To acquire and assume for any estate or interest and to take options over, construct, develop or exploit any property real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act and carry on business as a holding company.

(C) To manufacture, process, import, export, deal in and store any goods and other things and to carry on the business of manufacturers, processors, importers, exporters and storers of and dealers in any goods and other things.

(D) To acquire and exploit lands, mines and mineral rights and to acquire, explore for and exploit any natural resources and to carry on any business involving the ownership or possession of land or other immovable property or buildings or structures thereon and to construct, erect, install, enlarge, alter and maintain buildings, plant and machinery and to carry on business as builders, contractors and engineers.

(E) To provide services of all descriptions and to carry on business as advisers, consultants, brokers and agents of any kind.

(F) To advertise, market and sell the products of the Company and of any other person and to carry on the business of advertising agents or of a marketing and selling organisation or of a supplier, wholesaler, retailer, merchant or dealer of any kind.

(G) To provide technical, cultural, artistic, educational, entertainment or business material, facilities or services and to carry on any business involving any such provision.

(H) To lend money, and grant or provide credit and financial accommodation, to any person and to carry on the business of a banking, finance or insurance company.

(I) To invest money of the Company in any investments and to hold, sell or otherwise deal with such investments, and to carry on the business of a property or investment company.

(J) To acquire and carry on any business carried on by a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company.

(K) To enter into any arrangements with any government or authority or person and to obtain from any such government or authority or person any legislation, orders, rights, privileges, franchises and concessions and to carry out, exercise and comply with the same.

(L) To borrow and raise money and accept money on deposit and to accept, draw, make, create, issue, execute, discount, endorse, negotiate and deal in bills of exchange, promissory notes and other instruments and securities, whether negotiable or otherwise and to engage in currency exchange and interest rate transactions, including but not limited to dealings in foreign currency, spot and forward rate exchange contracts, futures, options, forward rate agreements, swaps, caps, floors, collars and any other foreign exchange or interest rate hedging arrangements and such other instruments as are similar to, or derived from any of the foregoing whether for the purpose of making a profit or avoiding a loss or managing a currency or interest rate exposure or any other exposure or for any other purpose and to enter into any guarantee, contract of indemnity or suretyship.

(M) To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any subsidiary or holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company, and to secure or discharge any debt or obligation in any manner and in particular (but without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by the creation and issue of securities or in any other manner or any combination thereof.

(N) To amalgamate or enter into partnership or any profit-sharing arrangements with, or to co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

(O) To apply for and take out, purchase or otherwise acquire any trade and service marks and names, designs, patents, patent rights, inventions and secret processes and to carry on the business of an inventor, designer or research organisation.

(P) To sell, exchange, mortgage, charge, let on rent, share of profit, royalty or otherwise, grant licences, easements, options, servitudes and other rights over, and in any other manner deal with, or dispose of, all or any part of the undertaking, property and assets (present and future) of the Company

for any consideration and in particular (without prejudice to the generality of the foregoing) for any securities.

(Q) To issue and allot securities of the Company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the Company or any services rendered to the Company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose.

(R) To give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the Company or in or about the formation of the Company or the conduct or course of its business, and to establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to carry on the business of company, fund, trust or business promoters or managers and of underwriters or dealers in securities, and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustees of any kind and to undertake and execute any trust.

(S) To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the Company, and to procure the registration or incorporation of the Company in or under the laws of any place outside England.

(T) To grant pensions, annuities, gratuities and superannuation or other allowances and benefits, including allowances on death, to any directors, officers or employees or former directors, officers or employees of the Company or any company which at any time is or was a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the Company or who the Company considers have any moral claim on the Company or to their relations, connections or dependants, and to establish or support any associations, institutions, clubs, schools, building and housing schemes, funds and trusts, and to make payments towards insurances or other arrangements likely to benefit any such persons or otherwise advance the interests of the Company or of its Members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of the Company or of its Members or for any national, charitable, benevolent, educational, social, public, general or useful object.

(U) To purchase and maintain for any director, other officer or auditor of the Company insurance against any liability against which the Company may lawfully insure any such persons including (without prejudice to the generality of the foregoing) any liability which by virtue of any rule of law would attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company.

(V) To cease carrying on or wind up any business or activity of the Company, and to cancel any registration of and to wind up or procure the dissolution of the Company in any state or territory.

(W) To distribute any of the property of the Company among its creditors and Members in specie in kind.

(X) To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

(Y) To carry on any other business or activity and do anything of any nature which in the opinion of the Company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the Company's undertaking, property or assets or otherwise to advance the interests of the Company or of its Members.

(Z) To do all such other things as in the opinion of the Company are or may be incidental or conducive to the attainment of the above objects or any of them.

AND it is hereby declared that in this clause "company", except where used in reference to this Company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, "person" shall include any company as well as any other legal or natural person, "subsidiary" and "holding company" shall include, respectively, "subsidiary undertaking" and "parent undertaking", "securities" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, "and" and "or" shall mean "and/or" where the context so permits, "other" and "otherwise" shall not be construed ejusdem generic where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company, but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of the said paragraphs defined the objects of a separate, distinct and independent company.

4. Members' Liability

4.1 The liability of the Members is limited.

5. Share Capital

5.1 The Company's share capital is £1,000 divided into 1000 shares of £1 each, and the Company shall have the power to divide the original or any increased capital into several classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.[1]

We, the subscribers to this memorandum of association, wish to be formed into a company pursuant to this memorandum of association, and we agree to take the number of shares shown opposite our respective names.

Names and Addresses of Subscribers	Number of shares taken By each Subscriber
1. For and on behalf of Instant Companies Limited, 1 Mitchell Lane, Bristol BS1 6BU	One
2. For and on behalf of Swift Incorporation Limited, 1 Mitchell Lane, Bristol BS1 6BU	One
3. For and on behalf of Bedford Nominees (UK) Ltd, 20 Bedford Row, London WC1R 4JS	One
Total shares taken -	Three

Dated 11th November 2002

Witness to the above Signatures: Glenys Copeland

[1] Pursuant to a special resolution passed on 28 February 2003, the Company's share capital was increased to £114,697,240.53 divided into: 11,453,567 convertible "A" ordinary shares of 1p each; 11,553,367 first deferred shares of 1p each; 966,733 convertible "B" ordinary shares of 1p each; 425,960 convertible non-voting "A" ordinary shares of £1 each; 37,040 convertible non-voting "B" ordinary shares of £1 each; 450,489 convertible "C" ordinary shares of £1 each; 450,489 second deferred shares of £1 each; 554,998 "D" ordinary shares of £1 each; 3,752,686 convertible preferred shares of 1p each; 112,500,000 redeemable cumulative preference shares of £1 each; and 1 special rights redeemable share of £1.

1 Mitchell Lane
Bristol BS1 6BU

THE COMPANIES ACTS 1985 AND 1989

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION
OF
QINETIQ GROUP LIMITED

INCORPORATED ON 11 NOVEMBER 2002

ADOPTED BY SPECIAL RESOLUTION
PASSED ON 28 FEBRUARY 2003
AND AMENDED BY SPECIAL RESOLUTION
PASSED ON 28 APRIL 2004

CONTENTS

Company No: 4586941

THE COMPANIES ACTS 1985 AND 1989

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

- of -

QINETIQ GROUP LIMITED

adopted by a Special Resolution passed

on 28 February 2003

and amended by a Special Resolution passed on 28 April 2004

1. **INTERPRETATION**

1.1 In these Articles:

""**A" Ordinary Shares**"" has the meaning given in Article 4;

"**Affiliate**" means, in relation to a body corporate or partnership, any other body corporate or partnership over which the body corporate or partnership has Control;

"**B" Ordinary Shares**" has the meaning given in Article 4;

"**Board**" means the board of directors of the Company from time to time;

"**Business Day**" means a day (other than a Saturday, Sunday or public holiday) on which banks are open for the conduct of general banking business in England and Wales;

"**Carlyle**" means CEP Investment Administration Limited acting as agent for and on behalf of CQ Limited Partnership and Carlyle Co-Invest GP Limited acting as agent for and on behalf of New Co-Invest, L.P. and (other than for the purposes of Article 17 and the definitions of "Carlyle Director", "CECP", "MoD Director", "Permitted Transferee" and "Sale") any Permitted Transferee;

"**Carlyle Co-Invest**" means Carlyle Co-Invest GP Limited acting as agent for and on behalf of New Co-Invest, L.P.;

"**Carlyle Director**" means a director appointed on the nomination of CQLP on terms agreed between Carlyle and MoD;

"**Carlyle Investor Group**" means (i) CQ Limited Partnership and New Co-Invest, L.P; (ii) any nominee, trustee, general partner, custodian or manager of CQ Limited Partnership or New Co-Invest, L.P; (iii) an Affiliate of such person; and (iv) any limited partnership or investment vehicle which is under the Control of the same investors as CQ Limited Partnership or New Co-Invest, L.P

"**CECP**" means CECP Investment Advisers Limited, investment adviser to Carlyle;

"**Co-Invest Trust**" means the QinetiQ Employees' Share Ownership Plan Trust;

"**Co-Invest Trust Deed**" means the trust deed dated 21 November 2002 between the Company and QinetiQ Employee Share Plans Limited and constituting the Co-Invest Trust;

"**Compliance Audit Director**" has the meaning given to such term in Article 16.2;

"**Compliance Committee**" means the Compliance Committee maintained under Article 16 (*Compliance Committee*);

"**Compliance Guidelines**" means the provisions of these Articles and the guidelines, from time to time, which have been adopted by the Board and the Compliance Committee, or which are comprised in written guidance on the effective application of the Compliance Principles issued from time to time by the Board, the Compliance Committee, the Compliance Implementation Director or the Compliance Audit Director and which set out, among other things, guidelines establishing the grounds governing and procedure for determining whether an activity of the Company or of a member of the QinetiQ Controlled Group would be prohibited as constituting Defence Manufacturing;

"**Compliance Implementation Director**" has the meaning given to such term in Article 16.2;

"**Compliance Principles**" means the following principles:

(a) the Company should provide, and should be perceived to provide, impartial scientific and technical advice and support to the MoD;

(b) the Company's support to the MoD should be objective and it should observe the highest standards of integrity, fair dealing and ethical behaviour;

(c) the Company should avoid or manage conflicts of interests in a manner entirely satisfactory to the MoD and to ensure the application of the other Compliance Principles;

(d) the Company should maintain the confidentiality of information belonging to the MoD, or others, in accordance with its legal obligations; and

(e) the Company should comply with the security procedures and security requirements of the UK Government (including, but not limited to, the MoD) from time to time,

all in a manner consistent with, and with the overriding objective of protecting, the United Kingdom's defence and security interests from time to time (and references to "**the Company**" in this definition mean the Company and each other member of the QinetiQ Controlled Group);

"**Compliance System**" means:

(f) the roles and responsibility of the Board and of the Compliance Committee relating to the Compliance Principles and their application;

(g) a sound compliance management system of internal controls and processes for ensuring the effective application of the Compliance Principles by the QinetiQ Controlled Group; and

(h) the Compliance Guidelines;

"**Control**" means, in relation to a body corporate or partnership, the ability of a person to ensure that the activities and business of that body corporate or partnership are conducted in accordance with the wishes of that person, and a person shall be deemed to have Control of a body corporate or partnership if that person possesses or is entitled to acquire (1) the majority of the issued share capital in that body corporate, or (2) the majority of the voting rights in that body corporate or partnership, or (3) the right to receive the majority of the income of that body corporate or partnership on any distribution by it of all of its income or the majority of its assets on a winding up, or (4) the right to appoint a majority of the directors (or equivalent officers) to the board (or equivalent body) of that body corporate or partnership or (5) the right as a general partner of a limited partnership to conduct ordinary matters connected with the business of that limited partnership;

"**Conversion Date**" has the meaning given in Article 6;

"**Convertible Preferred Shares**" has the meaning given in Article 4;

"**Convertible Preferred Shareholders**" means, at any given time, the holders of the Convertible Preferred Shares in issue at such time;

"**C" Ordinary Shares**" has the meaning given in Article 4;

"**CQLP**" means CEP Investment Administration Limited acting as agent for and on behalf of the CQ Limited Partnership;

"**Crown**" means one or more of Her Majesty's Secretaries of State, another Minister of the Crown, the Lords Commissioners of Her Majesty's Treasury, the Treasury Solicitor, any body corporate wholly owned by any of the foregoing or any other person acting on behalf of the Crown and "**Crown representative**" shall be construed accordingly;

"**D" Ordinary Shares**" has the meaning given in Article 4;

"**Defence Manufacturing**" means the manufacture, assembly or production of arms, munitions, war materials or essential components thereof and, for the purposes of this definition, "**war materials**" include, but are not limited to, C3I, detection, counter measures, electronic warfare and attack, defence intelligence equipment, transport aircraft and troop carriers;

"**Deferred Shares**" has the meaning given in Article 4;

"**Employee Shareholder**" means a holder of Employee Shares;

"**Employee Shares**" means "C" Ordinary Shares and "D" Ordinary Shares;

"**essential component**" means a component which:

(i) is required for the achievement, by the item of which it forms part, of its intended military purpose; and/or

(j) for which there is no substitute component which is readily available on reasonable terms in the market,

and the categories of Defence Manufacturing to which each of (a) and (b) apply shall be determined in accordance with arrangements agreed in writing by the Company and the Special Shareholder from time to time;

"**Facilities Agreement**" means the facilities agreement dated February 2003 between the Company and others, Barclays Capital as mandated lead arranger, the Lenders (as defined in that agreement) and Barclays Bank Plc as security trustee, agent and as issuing bank as amended, supplemented or replaced from time to time;

"**First Deferred Shares**" has the meaning given in Article 4;

"**FRS 9**" means Financial Reporting Standard 9 of the Accounting Standards Board Limited;

"**Fully Diluted Share Capital**" means in aggregate:

(a) 7,700,981 "A" Ordinary Shares, 966,733 "B" Ordinary Shares, 425,960 Non-voting "A" Ordinary Shares, 37,040 Non-voting "B" Ordinary Shares, 450,489 "C" Ordinary Shares and 555,000 "D" Ordinary Shares; and

(b) 3,752,686 "A" Ordinary Shares into which the 3,752,686 Convertible Preferred Shares issued on or about the date of adoption of these Articles will convert in accordance with Article 6.2;

"**Group**" means the Company and its subsidiary undertakings from time to time;

"**Listing**" means, by way of a primary listing, together (i) the admission of all of the Company's issued equity shares (other than the Special Share) to the Official List of the UK Listing Authority becoming effective (in accordance with paragraph 7.1 of the rules made by the UK Listing Authority pursuant to section 74 of the Financial Services and Markets Act 2000, as amended, or its successor legislation ("**FSMA**")) and (ii) the admission of all of the Company's issued equity shares (other than the Special Share) to trading on the London Stock Exchange plc becoming effective (in accordance with paragraph 2.1 of the Admission and Disclosure Standards of the London Stock Exchange plc from time to time) and/or, if Carlyle and the MoD agree to such a listing occurring, the admission to trading or dealings of any of the Company's issued equity shares (other than the Special Share) on such other market for listed securities which is a Recognised Investment Exchange or on any other exchange in a major financial centre as may (in each case) be agreed between Carlyle and the MoD (including by way of secondary listing);

"**MoD**" means the Secretary of State for Defence (acting as MoD) and any Permitted Transferee of MoD;

"**MoD Direct Agreement**" means the agreement so entitled between, amongst others, the MoD and Barclays Capital (as security trustee);

"**MoD Director**" means a director appointed on the nomination of MoD on terms agreed between Carlyle and MoD;

"**Non-voting "A" Ordinary Shares**" has the meaning given in Article 4;

"**Non-voting "B" Ordinary Shares**" has the meaning given in Article 4;

"**Option Scheme**" means the QinetiQ Holdings Limited 2002 Executive Share Option Scheme;

"**Ordinary Shares**" means the "A" Ordinary Shares, the "B" Ordinary Shares, the Non-voting "A" Ordinary Shares, the Non-voting "B" Ordinary Shares, the "C" Ordinary Shares and the "D" Ordinary Shares;

"**Permitted Transferee**" means (unless otherwise agreed in writing between the Company, MoD and Carlyle) (i) in the case of MoD any Crown representative and (ii) in the case of Carlyle any member of the Carlyle Investor Group.

"**Preference Shares**" has the meaning given in Article 4;

"**Preference Shareholders**" means at any given time, the holders of the Preference Shares in issue at such time;

"**QinetiQ Consolidated Group**" means:

(a) the Group; and

(b) an arrangement or an entity within (a) which under FRS 9 would be accounted for as a joint arrangement or a joint venture, in each case within the Group, whether or not such arrangement is itself an entity;

"**QinetiQ Controlled Group**" means any entity or arrangement which is:

(a) a member of the QinetiQ Consolidated Group;

(b) an associate under FRS 9 of a member of the QinetiQ Consolidated Group; or

(c) an entity controlled by another entity or arrangement within (a) or (b) above;

provided that, in relation to each entity or arrangement which is a member of the QinetiQ Controlled Group at the date of adoption of these Articles (other than members of the QinetiQ Consolidated Group), the Company will exercise, or procure the exercise of, all rights, influence and control exercisable by it so as to ensure, as far as possible, that no such member shall conduct itself in a manner which (either alone or when taken together with any other action or inaction) would result in the variation of any of the rights attached to the Special Share;

"**Recognised Investment Exchange**" has the meaning given to it in section 285 of FSMA;

"**Sale**" means the transfer (whether through a single transaction or a series of related or unrelated transactions) of 80% of the Ordinary Shares held by Carlyle (taken together as if they constituted a single class) to any other person or persons other than a person who is an original party to the subscription and shareholders agreement dated 3 December 2002 between (1) the Company, (2) CEP Investment Administration Limited, (3) Carlyle Co-Invest GP Limited, (4) CQLP, (5) Carlyle Co-Invest, (6) the Managers (as defined therein) and (7) QinetiQ Employee Share Plans Limited, as amended from time to time, MoD or any Permitted Transferee of MoD or Carlyle;

"**Second Deferred Shares**" has the meaning given in Article 4;

"**Shares**" means the Ordinary Shares, the Deferred Shares, the Convertible Preferred Shares, the Preference Shares and the Special Share;

"**Special Share**" has the meaning given in Article 4;

"**Special Shareholder**" means any holder of the Special Share from time to time acting in this capacity and not in its capacity as holder of any other Shares in the capital of the Company;

"**Strategic Assets**" means any assets which the Special Shareholder has agreed from time to time with the Company or QinetiQ Limited in writing as being assets of strategic importance which, in the case of those Strategic Assets comprising land, includes the buildings and other structures thereon and will be deemed to include (if not specified) the benefit as legal rights and legal easements of all rights of way, privileges, easements, quasi-rights and quasi-easements (including, without prejudice to the generality of the foregoing, rights of access and rights for services) (together, "**ancillary rights**") as from time to time reasonably required for the use and enjoyment of the same (but for the purposes of the Options and the Pre-Emption Right (each as defined in Article 15.8) including (if not specified as aforesaid) only those ancillary rights reasonably required for such use and enjoyment at the time of exercise of the relevant Option or Pre-Emption Right in relation to those Strategic Assets) or (in either such case) as otherwise may specifically be agreed in writing between the Special Shareholder and the Company or QinetiQ Limited in relation to any specific Strategic Asset as being the ancillary rights to be included in that Strategic Asset;

"**the Act**" means the Companies Act 1985 including any statutory modification or re-enactment for the time being in force; and

"**Winding Up**" means a winding-up or any other liquidation of the Company.

1.2 Words and expressions defined in the Act have the same respective meanings in these Articles, unless inconsistent with the context.

1.3 In relation to any share in the Company or any legal or beneficial interest in any such share (other than in respect of acquisitions or transfers of beneficial interests in any Shares held by the Co-Invest Trust (or its successor) which shall be governed by the terms of the Co-Invest Trust Deed), "**transfer**" includes:

(i) to sell, assign, transfer or otherwise dispose of the share or any legal or beneficial interest in that share;

(ii) to create or permit to subsist any encumbrance over the share or any legal or beneficial interest in that share;

(iii) to create any trust or confer any interest over the share or any legal or beneficial interest in that share;

(iv) to enter into any agreement, arrangement or understanding in respect of the votes or the right to receive dividends attaching to that share;

(v) to renounce or assign any right to receive the share or any legal or beneficial interest in that share; and

(vi) to agree, whether or not subject to any condition precedent or subsequent, to do any of the foregoing.

2. **TABLE A**

2.1 The regulations contained in Table A in the Schedule to the Companies (Tables A-F) Regulations 1985, as amended ("**Table A**"), apply to the Company except to the extent that they are excluded by or are inconsistent with these Articles.

2.2 The first sentence of regulation 24 and regulations 64, 73 to 78, 80, 81, 90, 94, 95, 115 and 118 of Table A do not apply.

2.3 The pre-emption provisions of section 89(1) of the Act and the provisions of sub-sections (1) to (6) inclusive of section 90 of the Act do not apply to any allotment of the Company's equity securities.

3. **PRIVATE COMPANY**

The Company is a private company and accordingly any invitation to the public to subscribe for any shares or debentures of the Company is prohibited.

4. **SHARE CAPITAL AND RANKING**

The share capital of the Company at the date of adoption of these Articles is £114,697,240.53 divided into:

11,553,367 convertible "A" ordinary shares of 1p each ("**A" Ordinary Shares**");

11,553,367 first deferred shares of 1p each ("**First Deferred Shares**");

966,733 convertible "B" ordinary shares of 1p each ("**B" Ordinary Shares**");

425,960 convertible non-voting "A" ordinary shares of £1 each ("**Non-voting "A" Ordinary Shares**");

37,040 convertible non-voting "B" ordinary shares of £1 each ("**Non-voting "B" Ordinary Shares**");

450,489 convertible "C" ordinary shares of £1 each ("**C" Ordinary Shares**");

450,489 second deferred shares of £1 each ("**Second Deferred Shares**" and together with First Deferred Shares, the "**Deferred Shares**" and each a "**Deferred Share**" as the context requires);

555,000 "D" ordinary shares of £1 each ("**D" Ordinary Shares**");

3,752,686 convertible preferred non-voting shares of 1p each ("**Convertible Preferred Shares**");

112,500,000 redeemable cumulative preference shares of £1 each ("**Preference Shares**"); and

1 special rights redeemable share of £1 (the "**Special Share**").

Except as otherwise provided in these Articles, the Ordinary Shares, the Convertible Preferred Shares, the Preference Shares, the Deferred Shares and the Special Share shall rank pari passu in all respects.

5. **PREFERENCE SHARES**

The rights attaching to the Preference Shares are set out below.

5.1 Dividend

5.1.1 The Preference Shareholders have the right to a fixed cumulative preferential dividend ("**Preference Dividend**") at the rate of 9% per annum excluding any associated tax credit, such rate being a percentage of the aggregated nominal amount and any premium paid (or deemed to be paid) on each Preference Share.

5.1.2 The Preference Dividend shall not be paid but shall accrue in lieu of such payment until redemption of the Preference Shares in accordance with this Article 5.

5.1.3 The right to the Preference Dividend has priority over the rights of the holders of any other class of shares to any dividend or distribution of income.

5.1.4 The Preference Dividend accrues from day to day (on the basis of a 365 day year and actual days elapsed) and shall compound annually every 31 March in respect of the years ending on that date, except that the first Preference Dividend shall compound on 31 March 2003 and shall be calculated in respect of the period from the date of issue of the Preference Shares up to and including that date.

5.2 Return of capital

Subject to Article 5.6, on a return of capital on liquidation or otherwise the assets of the Company available for distribution among the shareholders shall be applied, (after repayment to the Special Shareholder of the amount paid up in respect of the Special Share) in paying to the Preference Shareholders, in priority to any payment to the holders of any other class of shares:

firstly, a sum equal to any accrued but unpaid Preference Dividend calculated to the date of return of capital and payable whether or not the Company has enough profits available

for distribution to pay the accrued Preference Dividend (and if the Company is unable to pay the accrued Preference Dividend in full it shall pay the maximum amount of the accrued Preference Dividend which it may lawfully pay, with the balance becoming (to the extent permitted by law) a debt due and payable by the Company to the Preference Shareholders); and

secondly, the nominal amount and premium paid on each of their Preference Shares.

5.3 Further participation

The Preference Shares shall not carry any right to participate in the profits or assets of the Company except as provided in this Article 5.

5.4 Early redemption

5.4.1 The Company may, with the written consent of the holders of a majority of the Preference Shares in issue (the "**Preference Share Majority**"), redeem some or all of the Preference Shares by serving notice on the holders of the Preference Shares specifying the number of Preference Shares to be redeemed and a date between 14 and 28 days later (the "**Redemption Date**") on which the redemption is to take place.

5.4.2 The holders of a majority of the Preference Shares are entitled to withdraw their written consent to the early redemption if they serve the Company with notice to that effect before the due Redemption Date.

5.5 Redemption on Sale, Listing or Winding Up

5.5.1 The Company shall redeem all the Preference Shares in the event of a Sale, Listing or a Winding Up.

5.5.2 For the purposes of this Article 5.5:

(i) the "Redemption Date" in the event of a Sale is the date of completion of the Sale;

(ii) the "Redemption Date" in the event of a Listing is the day of the Listing; and

(iii) the "Redemption Date" in the event of a Winding Up is the day immediately following the passing of the members' resolution approving the Winding Up.

5.6 Provisions applying to all redemptions

5.6.1 When only some of the Preference Shares are being redeemed, the redemption shall (unless the Company with the written consent of the Preference Share

Majority notifies each of the Preference Shareholders to the contrary) take place pro rata as between the holders of the Preference Shares in proportion as nearly as possible to each Preference Shareholder's holding of Preference Shares.

5.6.2 On the Redemption Date the Company shall pay the following amount in cash in respect of each Preference Share to be redeemed:

(i) a sum equal to any accrued and/or unpaid Preference Dividend calculated to the Redemption Date; and

(ii) the nominal amount and premium paid (or deemed to be paid) on such Preference Share.

The amount payable in respect of all the Preference Shares to be redeemed comprises the "redemption money".

5.6.3 On the Redemption Date the redemption money shall (to the extent permitted by law) become a debt due and payable by the Company to the Preference Shareholders, whether or not the Company has enough profits available for distribution or other requisite funds to pay the redemption money.

5.6.4 On the Redemption Date the redemption money shall be paid to each Preference Shareholder in respect of those Preference Shares which are to be redeemed against receipt of the relevant share certificates (or, in each case, an indemnity in a form reasonably satisfactory to the Board in respect of a share certificate which cannot be produced). If a Preference Shareholder produces neither the relevant share certificate nor a reasonably satisfactory indemnity the Company may retain his redemption money until delivery of the relevant certificate or a reasonably satisfactory indemnity.

5.6.5 The Company shall cancel share certificates in respect of redeemed Preference Shares and issue fresh certificates without charge in respect of any Preference Shares represented by those certificates and remaining outstanding.

5.6.6 As from the date for payment specified in Article 5.6.2 the Preference Dividend shall cease to accrue on the Preference Shares to be redeemed unless on such date, despite presentation of the relevant share certificate or a reasonably satisfactory indemnity, the Company fails to pay the redemption money in respect of all the Preference Shares to be redeemed. In that case the Preference Dividend shall continue to accrue or be deemed to continue to accrue on the Preference Shares in respect of which redemption money is outstanding.

5.7 Votes

Preference Shareholders are not entitled to receive notice of nor to attend or speak or vote at general meetings of the Company unless:

5.7.1 the Preference Dividend is not paid in full on a due date for payment, whether or not the Company has enough profits available for distribution to pay it;

5.7.2 when Preference Shares are due for redemption, the Company does not pay all the redemption money then payable to the Preference Shareholders, whether or not the Company has enough profits available for distribution or other requisite funds to pay the redemption money; or

5.7.3 the facilities under the Facilities Agreement become and remain repayable prior to their specified maturity or have been the subject of a demand for repayment,

each a "**Default**".

For so long as a Default continues Preference Shareholders shall be entitled to receive notice of and to attend, speak and vote at general meetings of the Company on the basis set out in regulation 54 of Table A.

6. **CONVERTIBLE PREFERRED SHARES**

6.1 Dividend

Until conversion in accordance with this Article 6 and subject to Article 7.2, each Convertible Preferred Shareholder shall have the right to participate in any ordinary dividend declared and paid by the Company, at the same time as any such dividends are paid to "A" Ordinary Shareholders. Each Convertible Preferred Share in issue shall entitle the holder of such share to the same dividend paid by the Company on each "A" Ordinary Share.

6.2 Conversion on Sale, Listing or Winding Up

6.2.1 In the event of a Sale, a Listing or a Winding Up, each Convertible Preferred Share shall convert by way of reclassification into 1 "A" Ordinary Share.

6.2.2 For the purposes of Article 6:

(i) the "Conversion Date" in the event of a Sale is the date of completion of the Sale;

(ii) the "Conversion Date" in the event of a Listing is the day of the Listing; and

(iv) the "Conversion Date" in the event of a Winding Up is the day immediately following the passing of the members' resolution approving the Winding Up.

6.3 Share Certificates

The Company shall cancel share certificates in respect of converted Convertible Preferred Shares and issue fresh certificates without charge in respect of the "A" Ordinary Shares issued on conversion.

6.4 Converted Shares

The "A" Ordinary Shares to which a holder is entitled on conversion:

6.4.1 shall be credited as fully paid;

6.4.2 shall rank pari passu in all respects and form one class with the "A" Ordinary Shares then in issue; and

6.4.3 shall entitle the holder to be paid all dividends and other distributions:

(a) declared but unpaid prior to the Conversion Date; and

(b) declared, made or paid after the Conversion Date,

in each case in respect of "A" Ordinary Shares, at the same time as such dividends and other distributions are paid to other "A" Ordinary Shareholders.

6.5 Votes

Prior to conversion in accordance with this Article 6, the holders of the Convertible Preferred Shares shall not be entitled to receive notice of and shall not be entitled to attend, speak or vote at general meetings of the Company by virtue of their holding of Convertible Preferred Shares.

7. ORDINARY SHARES AND SPECIAL SHARE

7.1 Ranking

Save as otherwise provided in these Articles, the "A" Ordinary Shares, the "B" Ordinary Shares, the Non-voting "A" Ordinary Shares, the Non-voting "B" Ordinary Shares, the "C" Ordinary Shares and the "D" Ordinary Shares rank pari passu in all respects, but constitute six separate classes of shares.

7.2 Dividend

No dividend shall be declared or paid by the Company in respect of Ordinary Shares unless the Preference Shares have been redeemed in full (together with any accrued Preference Dividend) in accordance with Articles 5.5 and 5.6.

7.3 Return of Capital

On a return of capital on a liquidation, the Special Shareholder will be entitled to be repaid the capital paid up on the Special Share before other shareholders receive any payment. The Special Shareholder has no other right to share in the capital or profits of the Company.

7.4 Variation of class rights

The rights attached to each of the "A" Ordinary Shares, the "B" Ordinary Shares, the Non-voting "A" Ordinary Shares, the Non-voting "B" Ordinary Shares, the "C" Ordinary Shares and the "D" Ordinary Shares shall only be adversely varied with the prior consent in writing of the holders of not less than 75 per cent. of the shares of the class whose rights are being adversely varied, or with the sanction of an extraordinary resolution passed at a separate class meeting of the holders of such class of shares. For the purposes of these Articles none of the following shall constitute a variation of the class rights of any class of Shares:

7.4.1 any conversions pursuant to Articles 6.2 or 9 *(Ratchet)*;

7.4.2 (other than in respect of classes of shares of which MoD is a holder) any variation which does not adversely affect the rights of the holders of the relevant class;

7.4.3 the issue of further shares (of any class) in the capital of the Company; or

7.4.4 any redenomination, reclassification or conversion of a class of shares which does not adversely affect the value of such class.

7.5 Class meetings

To any separate class meeting all the provisions of these Articles as to general meetings of the Company shall apply (with such changes as are necessary to give effect to this Article) except that:

7.5.1 the necessary quorum shall be two or more persons holding or representing by proxy not less than three-quarters of the issued shares of the class (provided that where all the shares of a class are registered in the name of one holder that holder present in person or by proxy or by corporate representative or by duly authorised attorney may constitute a meeting);

7.5.2 every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him;

7.5.3 any holder of shares of the class present in person or by proxy or by corporate representative or by duly authorised attorney may demand a poll; and

7.5.4 at any adjourned meeting of such holders one holder present in person or by proxy or by corporate representative or by duly authorised attorney (whatever the number of shares held by him) shall be the quorum.

7.6 Voting

7.6.1 *"A" Ordinary Shares and "B" Ordinary Shares*

The holders of "A" Ordinary Shares and "B" Ordinary Shares shall be entitled to receive notice of, attend, speak and vote at general meetings of the Company.

7.6.2 *Non-voting "A" Ordinary Shares, Non-voting "B" Ordinary Shares, "C" Ordinary Shares and "D" Ordinary Shares (together the "**Non-voting Shares**")*

The holders of the Non-voting Shares shall not (until completion of a Listing, when the Non-voting Shares will become voting shares) be entitled to receive notice of and shall not be entitled to attend, speak or vote at general meetings of the Company by virtue of their holding of Non-voting Shares.

7.6.3 *Special Share*

The Special Shareholder must receive notice of any general meeting and any class meeting and may attend and speak at any such meeting but, subject to Article 15.10, the Special Share carries no voting rights.

7.7 Conversion

7.7.1 Each "A" Ordinary Share, "B" Ordinary Share, Non-voting "A" Ordinary Share, Non-voting "B" Ordinary Share and "C" Ordinary Share (together "**Convertible Ordinary Shares**") is convertible into one Deferred Share in accordance with this Article 7.7 and Article 9 (each "A" Ordinary Share and each "B" Ordinary Share being convertible into one First Deferred Share and each Non-voting "A" Ordinary Share, Non-voting "B" Ordinary Share and "C" Ordinary Share being convertible into one Second Deferred Share).

7.7.2 Upon a conversion in accordance with this Article 7.7 and Article 9 the Company shall cancel share certificates in respect of converted Convertible Ordinary Shares and, as soon as practicable after receipt from the relevant holder of such Convertible Ordinary Shares of such certificates (or indemnity in respect thereof

in a form reasonably satisfactory to the Company), without charge, issue share certificates in respect of any Deferred Shares created by the conversion.

8. **DEFERRED SHARES**

8.1 Return of capital

On a return of capital on liquidation, the holders of any of the Deferred Shares shall be entitled to receive a distribution of 1 penny per share after £10,000,000 has been distributed on each Ordinary Share, Convertible Preferred Share and Preference Share. The holders of the Deferred Shares shall not be entitled to any other participation in the profits or assets of the Company.

8.2 Votes

The holders of the Deferred Shares shall not be entitled to receive notice of and shall not be entitled to attend or vote at general meetings of the Company by virtue of their holding of Deferred Shares.

8.3 Redemption

Immediately prior to a Sale, a Listing or a Winding Up (and insofar as the Company shall be able to comply with the provisions of the Act relating to redemption or so soon thereafter as the Company shall be able to comply with the provisions of the Act) the Company shall redeem for cash for an aggregate amount of £1 (to be split pro rata between the holders of Deferred Shares, with a minimum payment of 1 penny to each holder) in total all the Deferred Shares (such redemption to be either by means of redemption out of the proceeds of a fresh issue of shares or out of profits which would otherwise be available for distribution or in such other manner as the directors may determine (subject to the provisions of the Act)). The Company shall give notice in writing to the holders of the Deferred Shares of the redemption, which shall take place immediately prior to a Sale, a Listing or a Winding Up (and insofar as the Company shall be able to comply with the provisions of the Act relating to redemption or so soon thereafter as the Company shall be able to comply with the provisions of the Act) but after all conversions of shares pursuant to Article 6.2 and Article 9 *(Ratchet)*. Upon redemption, the holders of the Deferred Shares shall be bound to deliver to the Company certificates for the Deferred Shares (or an indemnity in respect thereof reasonably satisfactory to the Company) for cancellation and thereupon the Company shall pay to (or to the order of) such holders the redemption moneys payable in respect of such Deferred Shares. If any holder of any Deferred Shares whose shares are liable to be redeemed under this Article 8.3 shall fail or refuse to deliver up the certificate for his shares (or an indemnity as aforesaid) such Deferred Shares shall be deemed to have been redeemed and the Company may retain the redemption monies until delivery up of the certificate (or such indemnity) and shall within seven days thereafter pay the redemption monies to such holder. No holder or former holder of

Deferred Shares shall have any claim against the Company in respect of interest on any monies retained pursuant to this Article 8.3.

9. **RATCHET**

9.1 Immediately before but conditional upon a Sale, a Listing or a Winding Up and immediately after (a) (in the case of a Sale or a Winding Up or (only to the extent options are exercised prior to the Listing) a Listing) the issue of "B" Ordinary Shares subsequent to the exercise of the options under the Option Scheme, (b) the conversion of all of the Convertible Preferred Shares in accordance with Article 6.2 and (c) the redemption of all of the Preference Shares in accordance with Articles 5.5 and 5.6, if

9.1.1 the Total Pre-Ratchet Institutional Return is equal to or greater than the First Threshold Return then (subject to Articles 9.2 and 9.3) such number of "A" Ordinary Shares, Non-voting "A" Ordinary Shares, "B" Ordinary Shares and Non-voting "B" Ordinary Shares shall be converted by reclassification into Deferred Shares (such conversions to be in accordance with this Article 9 and Article 7.7.1) as shall be necessary to give effect to the First Ratchet Uplift (the "**First Ratchet Conversions**"); and

9.1.2 the Total Pre-Ratchet Institutional Return is equal to or greater than the Second Threshold Return then (subject to Articles 9.2 and 9.3) such additional number of "A" Ordinary Shares, Non-voting "A" Ordinary Shares, "B" Ordinary Shares, Non-voting "B" Ordinary Shares and "C" Ordinary Shares shall be converted by reclassification into Deferred Shares (such conversions to be in accordance with this Article 9 and Article 7.7.1) as shall be necessary to give effect to the Second Ratchet Uplift (the "**Second Ratchet Conversions**" and together with the First Ratchet Conversions, the "**Ratchet Conversions**").

9.2 The percentage of the Fully Diluted Share Capital represented by the "B" Ordinary Shares and Non-voting "B" Ordinary Shares (taken together as a single class) in issue immediately after either or both of the Ratchet Conversions shall be the same as immediately prior to either or both of the Ratchet Conversions. The percentage of the Fully Diluted Share Capital represented by the "C" Ordinary Shares in issue immediately after the Second Ratchet Conversions shall be the same as immediately prior to the Second Ratchet Conversions.

9.3 Each class of "A" Ordinary Shares, "B" Ordinary Shares, "C" Ordinary Shares, Non-voting "A" Ordinary Shares and Non-voting "B" Ordinary Shares to be converted pursuant to this Article 9 shall, as between the holders of shares of each such class, be converted on a pro-rata basis among such holders by reference to the total number of shares of such class in issue immediately prior to the relevant Ratchet Conversions.

9.4 In this Article 9 "**Institutional IRR**" shall be calculated as follows:

9.4.1 In respect of each full or partial month from the date of adoption of these Articles to the Exit Date inclusive there shall be ascertained:

(a) the total amount in cash of the Investment Cost that month; and

(b) the aggregate, that month, of the total amount of all cash received by Carlyle from the Company in respect of any "A" Ordinary Share, "B" Ordinary Share, Preference Share or other share capital in the Company held by them and all cash received by Carlyle from any member of the Group or any third party in respect of loans (if any) made by Carlyle to the Company or any member of the Group and any loan capital issued by the Company or any member of the Group, including any repayments, redemptions or purchases of share capital but excluding any fees paid to Carlyle's investment managers or advisers (including, without limitation, CECP) and any tax credit arising in respect of distributions.

The figure which results from deducting (a) from (b) above is referred to below as the "**cash flow for that month**".

9.4.2 For the purpose of this Article 9 in calculating the cash flow arising on the Exit Date, the Investors shall be deemed to have received in cash on that day, and accordingly there shall be included in the figure to be ascertained under Article 9.4.1(b):

(a) that proportion of the notional Exit Value of the Company which would be attributable to the shares in the capital of the Company held by Carlyle on the Exit Date:

(i) when calculating the Total Pre-Ratchet Institutional Return, on the assumption that the Ratchet Conversions under Article 9.1 (if any) had not taken place; and

(ii) when calculating the Total Post-Ratchet Institutional Return, on the assumption that the Ratchet Conversions (if any) under Article 9.1 had taken place; and

(b) the amount paid on the Exit Date by the Company to Carlyle in repayment of any loans advanced to the Company by Carlyle, together with any accrued interest and other costs payable to Carlyle on repayment of such loans.

9.4.3 The Institutional IRR is "r" where "r" is the percentage per annum such that the sum of the amounts calculated in accordance with the following formula and ascertained pursuant to this Article 9.4 for each full or partial month from the date of adoption of these Articles to the Exit Date, inclusive, is zero:

$$\frac{\text{Cash flow for that month}}{(1 + r)^n}$$

where $n = \frac{t - 1}{12}$

and where t is 1 in respect of dates between the date of adoption of these Articles and the final day of the month in which these Articles are adopted, 2 in respect of dates in the subsequent calendar month, 3 in respect of dates in the next subsequent calendar month, and so on.

9.5 In this Article 9:

9.5.1 "**Exit**" means a Sale, a Listing or a Winding Up and "**Exit Date**" means the date of completion of the Sale, Listing or Winding Up;

9.5.2 "**Exit Value**" means:

(a) in the case of a Listing, the price per share at which ordinary shares in the Company are to be sold or offered in connection with the Listing (in the case of an underwritten offer for sale, being the underwritten price or, if an offer for sale by tender, the strike price under such offer or, in the case of a placing, the price at which shares are sold under the placing) multiplied by the number of ordinary shares which would be in issue immediately following such Listing, but excluding any shares issued for the purpose of raising money for the Company as part of the Listing arrangements (whether in order to finance the redemption of shares or the repayment of loans or for any other reason whatsoever);

(b) in the case of a Sale only the following:

(i) if some or all of the equity share capital of the Company is to be sold by private treaty (as distinct from a public offer) and the consideration is a fixed cash sum payable in full on completion of the acquisition, (subject to Article 9.5.2(b)(iv)) such cash sum;

(ii) if the Sale is pursuant to a public cash offer (or public offer accompanied by a cash alternative), (subject to Article 9.5.2(b)(iv)) the cash consideration or cash alternative price of the percentage of the equity share capital sold pursuant to such Sale;

(iii) if the Sale is by private treaty or public offer and the consideration is or includes the issue of securities (not accompanied by a cash alternative) which rank pari passu with a class of securities already

admitted to the Official List of the UK Listing Authority or dealt in on a Recognised Investment Exchange, in the case of a sale by private treaty, (subject to Article 9.5.2(b)(iv)) the value attributed to such consideration in the related sale agreement for the terms of such offer or, in the case of a Sale following a public offer (or failing any such attribution in the related sale agreement), by reference to the value of such consideration determined by reference to the average middle market quotation of such securities over the five Business Days prior to the day on which the offer for or intention to acquire the Company is first announced by the proposed purchaser; or

if the securities do not rank pari passu with such a class, the value of such securities (the "**Value**") as agreed between CECP on behalf of Carlyle, MoD and a majority of the holders of "D" Ordinary Shares (the ""**D" Majority**") or (if not agreed within five days) the Value as determined by a Ratchet Expert (as defined in Article 9.7). The Ratchet Expert shall be nominated by agreement between MoD, the "D" Majority and CECP on behalf of Carlyle or (failing such nomination within 3 days of this expert mechanism being invoked) as may be nominated by the President for the time being of the Institute of Chartered Accountants in England and Wales upon the request of any member of the Board. Upon being nominated, the Ratchet Expert shall determine and certify the Value, which shall (save in the case of manifest error) be conclusive and binding on the Company and its members. The costs of the Ratchet Expert shall be borne by the Company; and

(iv) if following completion of the Sale Carlyle will hold Ordinary Shares, the "**Exit Value**" for such Sale shall include the value of such shares, which shall be calculated as the same value per share as is attributed to the Ordinary Shares pursuant to this Article 9.5.2(b) which will be sold pursuant to the Sale; and

(c) in the case of a Winding Up, the total amount available for distribution to the holders of the equity share capital of the Company.

9.5.3 "**First Ratchet Uplift**" means an increase pursuant to the First Ratchet Conversions in accordance with Article 9.1.1, in the aggregate percentage of the Fully Diluted Share Capital represented by the "C" Ordinary Shares and "D" Ordinary Shares in issue immediately prior to the First Ratchet Conversions (taken together as if they constituted one class of shares) of "X", where "X" is the maximum percentage, subject always to a maximum of 5%, which would result in

the Total Post-Ratchet Institutional Return in accordance with this Article 9 being no less than the First Threshold Return.

9.5.4 "**First Threshold Return**" means the smallest amount which:

(a) is equal to at least 3 (three) times Investment Cost; and

(b) represents an Institutional IRR of 30% or more.

9.5.5 "**Investment Cost**" means the amount subscribed and paid up on the date of adoption of these Articles by Carlyle in respect of the Shares held by Carlyle together with any additional amounts invested in or advanced to the Company or any group undertaking of the Company from time to time by Carlyle in connection with Carlyle's equity holding in the Company whether by way of share capital, loan or loan capital or any other form of commitment including (i) any commitment to invest (provided such commitment obliges Carlyle to advance funds at the request of the party to whom the obligations are owed) and (ii) any such subscription monies used by the Company to pay fees, costs or expenses (together referred to as "**Relevant Securities**").

9.5.6 "**Second Ratchet Uplift**" means an increase (in addition to the First Ratchet Uplift) pursuant to the Second Ratchet Conversions in accordance with Article 9.1.2, in the percentage of the Fully Diluted Share Capital represented by the "D" Ordinary Shares in issue immediately prior to the Ratchet Conversions of "Y", where "Y" is the maximum percentage, subject always to a maximum of 2.5%, which would result in the Total Post-Ratchet Institutional Return in accordance with this Article 9 (for the avoidance of doubt, also taking into account the First Ratchet Uplift) being no less than the Second Threshold Return.

9.5.7 "**Second Threshold Return**" means the smallest amount which:

(a) is equal to at least 4 (four) times Investment Cost; and

(b) represents an Institutional IRR of 40% or more.

9.5.8 "**Total Pre-Ratchet Institutional Return**" means (on the assumption that the Ratchet Conversions pursuant to Article 9.1 (if any) had not taken place) the amount of Exit Value which would be attributable to the Ordinary Shares held by Carlyle (including, in accordance with Article 9.5.2(b)(iv), any Ordinary Shares retained by Carlyle following a Sale) and any other sum received in cash by Carlyle from the Company or any of its group undertakings in respect of the Relevant Securities on or prior to the Exit Date, less all reasonable costs and expenses properly incurred by or on behalf of Carlyle in connection with the Sale or Listing or Winding Up (including legal fees, commissions, transfer costs and any other third party fees and expenses).

9.5.9 "**Total Post-Ratchet Institutional Return**" means (on the assumption that the Ratchet Conversions pursuant to Article 9.1 (if any) had taken place) the amount of Exit Value which would be attributable to the Ordinary Shares held by Carlyle (including, in accordance with Article 9.5.2(b)(iv), any Ordinary Shares retained by Carlyle following a Sale) and any other sum received in cash by Carlyle from the Company or any of its group undertakings in respect of the Relevant Securities on or prior to the Exit Date, less all reasonable costs and expenses properly incurred by or on behalf of Carlyle in connection with the Sale or Listing or Winding Up (including legal fees, commissions, transfer costs and any other third party fees and expenses).

9.6 For the purposes of this Article 9 the numbers of "A" Ordinary Shares, "B" Ordinary Shares, "C" Ordinary Shares, Non-voting "A" Ordinary Shares and Non-voting "B" Ordinary Shares to be converted (the "**Conversion Shares**") shall be calculated by CECP on behalf of Carlyle in accordance with the provisions of this Article 9 (and for this purpose CECP shall provide upon request to holders of the Conversion Shares reasonable evidence of its calculations). If within 5 Business Days (unless CECP and MoD agree a longer period) of CECP notifying the holders of the Conversion Shares of its calculations, either MoD or the holders of the majority of "D" Ordinary Shares (the "**Majority**") notifies CECP in writing that it disagrees with the calculations (such notice to contain details of the specific elements of CECP's calculations with which MoD or the Majority disagrees) (the "**Disagreement Notice**"), then unless CECP (on behalf of Carlyle), MoD and a person nominated by the notifying Majority agree the calculations within 5 Business Days of receipt by CECP of the Disagreement Notice, Article 9.7 applies.

9.7 If the number of Conversion Shares is not agreed in the manner provided by Article 9.6, MoD or the Majority may refer the calculations to an independent firm of internationally recognised chartered accountants (the "**Ratchet Expert**") for determination and certification. The Ratchet Expert shall be nominated by agreement between MoD, the Majority and CECP on behalf of Carlyle or (failing such nomination within 3 Business Days of the right of MoD or the Majority to invoke this Article 9.7 arising) as may be nominated by the President for the time being of the Institute of Chartered Accountants in England and Wales upon the request of any member of the Board. Upon being nominated, the Ratchet Expert shall determine and certify the number of Conversion Shares, which shall (save in the case of manifest error) be conclusive and binding on the Company and its members. The costs of the Ratchet Expert shall be borne by the Company.

This Article 9 shall cease to apply immediately following the occurrence of the first to occur of a Sale, a Listing and a Winding Up, whether or not the Ratchet Conversions are effected.

10. PROVISIONS APPLYING ON TRANSFERS OF SHARES

10.1 The directors may not register a transfer of Shares:

10.1.1 unless it is permitted by Article 11 (*Transfer Restrictions*) or has been made in accordance with, if appropriate, Article 12 (*Compulsory Transfer*), or Article 13 (*Tag-Along Rights*) or Article 14 (*Bring-Along Rights*); and

10.1.2 unless the Board otherwise agrees, (except in the case of Shares acquired pursuant to the Option Scheme) the proposed transferee has entered into an agreement to be bound by the terms of any agreement between some or all of the shareholders (as determined by the Board), in the form required by any such agreement; or

10.1.3 in respect of any shares held by MoD or Carlyle or any of their respective transferees, in circumstances agreed in writing between the Company, MoD and Carlyle.

10.2 Shareholders are not entitled to transfer Shares unless the transfer is permitted by Article 11 (*Transfer Restrictions*) or has been made in accordance with, if appropriate, Article 12 (*Compulsory Transfer*), Article 13 (*Tag-Along Rights*) or Article 14 (*Bring-Along Rights*) or in respect of any shares held by MoD or Carlyle or any of their respective transferees, in circumstances agreed in writing between the Company, MoD and Carlyle.

11. TRANSFER RESTRICTIONS

11.1 ***General Restriction***

A person (the "**Proposed Transferor**") may only transfer a class of Shares (other than the Special Share and other than on or after a Listing) (the "**First Class**") in accordance with this Article 11 (whether it be some or all of the First Class held by the Proposed Transferor which is proposed to be transferred), if at the same time the Proposed Transferor transfers to the proposed transferee X% of the Proposed Transferor's total holding of each other class of Shares (other than Deferred Shares and the Special Share)

where:

$$X = \frac{\text{the number of the First Class proposed to be transferred by the Proposed Transferor}}{\text{the total number of the First Class held by the Proposed Transferor (prior to the proposed transfer)}} \times 100$$

11.2 ***"A" Ordinary Shares and "B" Ordinary Shares***

Subject to the terms of any agreement in writing between MoD and Carlyle and subject to Article 11.1, "A" Ordinary Shares and "B" Ordinary Shares may be transferred:

11.2.1 freely, unless the holders of 75% of the "A" Ordinary Shares and "B" Ordinary Shares in issue (taken together as if they consisted one class of shares) agree otherwise; or

11.2.2 on and after a Listing; or

11.2.3 in acceptance of an offer by a proposed transferee made under Article 13 *(Tag-Along Rights)* or when required by Article 14 *(Bring-Along Rights)*; or

11.2.4 to any Permitted Transferee.

11.3 ***Non-voting "A" Ordinary Shares and Non-voting "B" Ordinary Shares***

Subject to Article 11.1, no Non-voting "A" Ordinary Share or Non-voting "B" Ordinary Share may be transferred other than:

11.3.1 with the written consent of the Board; or

11.3.2 to a replacement trustee of the Co-Invest Trust; or

11.3.3 on and after a Listing; or

11.3.4 in acceptance of an offer by a proposed transferee made under Article 13 (*Tag-Along Rights*) or when required by Article 14 *(Bring-along Rights)*;

11.4 ***Employee Shares ("C" Ordinary Shares and "D" Ordinary Shares)***

11.4.1 Subject to Article 11.1, no Employee Share may be transferred other than:

(a) with the written consent of the Board (which consent may be subject to such conditions as the Board may prescribe in its absolute discretion); or

(b) when required by Article 12 (*Compulsory Transfer*); or

(c) on and after Listing; or

(d) in acceptance of an offer by a proposed transferee made under Article 13 (*Tag-Along Rights*) or when required by Article 14 (*Bring-Along Rights*).

11.4.2 Upon a transfer of "C" Ordinary Shares and/or "D" Ordinary Shares pursuant to Article 13 (*Tag-Along Rights*) or Article 14 (*Bring-Along Rights*) being registered, each such share shall be converted by re-classification into a Non-voting "B" Ordinary Share, provided such conversion does not adversely affect the tax (including national insurance contributions) position of the Company (as reasonably determined by the Board).

11.5 *Convertible Preferred Shares*

Convertible Preferred Shares may only be transferred by a holder of Convertible Preferred Shares (in accordance with Article 11.1) to the same persons and at the same time as "A" Ordinary Shares are transferred by such holder.

11.6 *Preference Shares*

Preference Shares may only be transferred by a holder of Preference Shares (in accordance with Article 11.1) to the same persons and at the same time as "A" Ordinary, "B" Ordinary, Non-voting "A" Ordinary and/or Non-voting "B" Ordinary Shares are transferred by such holder.

11.7 *Special Share*

The Special Share may only be transferred in accordance with Article 15. 1.

11.8 *Deferred Shares*

Deferred Shares may not be transferred.

12. **COMPULSORY TRANSFER**

12.1 Article 12 applies when an employee or director or consultant of the Company or any of its subsidiary undertakings who is an Employee Shareholder ceases for any reason to be an employee or director or consultant of the Company or any of its subsidiary undertakings in circumstances where he does not remain or become an employee or director of or consultant to another member of the Group (a "**Relevant Individual**").

12.2 Within six months after the Cessation Date (as defined below) the Board may serve notice (the date of service of such notice being the "**Notice Date**") requiring the Relevant Individual (or his personal representatives in the case of his death) (each a "**Compulsory Seller**") to offer (subject to Article 11.1) some or all of their Employee Shares ("**Sale Shares**") to:

(i) the person or persons (if any) intended to take the place of the Relevant Individual in the position in which he was employed;

(ii) such of the existing employees of the Company or any of its subsidiary undertakings as the notice may specify;

(iii) such employees' share scheme of the Company and its subsidiary undertakings as the notice may specify; and/or

(iv) any other person or persons (other then Carlyle and the MoD) approved by the Board and specified in the notice,

("**Offerees**"). A notice may reserve the right for the Board to finalise the identity of the Offerees once the price for the Sale Shares has been calculated in accordance with Article 12.4.

For the purposes of this Article 12.2, "**Cessation Date**" means the earlier of (i) the date on which the Relevant Individual ceases to be an employee or director or consultant, or (ii) if notice is given by the Relevant Individual or his employer to terminate his employment, directorship or consultancy the date of service of such notice, as the case may be.

12.3 The Compulsory Sellers shall then offer the Sale Shares to the Offerees, as identified in accordance with Article 12.2, in accordance with the terms of the notice, free from all liens, charges and encumbrances together with all rights attaching to them and on the terms of this Article 12.

12.4 The price for the Sale Shares shall be calculated as follows:

12.4.1 if the Relevant Seller is a "Good Leaver", the price shall be the higher of Market Value and the Issue Price; and

12.4.2 if the Relevant Individual is a "Bad Leaver", the price for the Sale Shares shall be the lesser of Market Value and the Issue Price.

12.4.3 For the purposes of Article 12.4:

(a) the "**Market Value**" shall be the price per Sale Share determined by the Board (acting in good faith) to represent the value of the Company at that time;

(b) a "**Good Leaver**" is a Compulsory Seller who ceases to be an employee and/or director and/or consultant (i) because the member of the Group in which he is employed or of which he is a director or to which he provides consultancy services ceases to be a member of the Group, or a material part of the business of the Group in which he is employed or to which he provides consultancy services ceases to be owned by the Group (and his service agreement or appointment or consultancy agreement with the Company (or other remaining Group member) is thereby terminated), or (ii) because of redundancy, death, retirement at the Company's normal retirement age (or earlier with the prior approval of the Board), or (iii) because he has been wrongfully dismissed, or (iv) because of permanent incapacity or ill health, or (v) any Compulsory Seller who shall otherwise be deemed to be a Good Leaver by the Board acting in its absolute discretion;

(c) a "**Bad Leaver**" is a Compulsory Seller who is not a Good Leaver; and

(d) "**Issue Price**" means in relation to any share, the price paid to the Company in respect of the subscription (including any premium) for the Share or by the Compulsory Seller to the transferor when he acquired the Share by transfer.

12.5 Within seven days (the last day being the "**Seventh Day**") after the price for the Sale Shares has been determined or confirmed by the Board in accordance with Article 12.4:

12.5.1 the Company shall notify the Compulsory Sellers of the names and addresses of the Offerees and the number of Sale Shares to be offered to each;

12.5.2 the Company shall notify each Offeree of the number of Sale Shares on offer to him; and

12.5.3 the Company's notices shall specify the price per share and state a date, between seven and 14 days after the Seventh Day, on which the sale and purchase of the Sale Shares is to be completed ("**completion date**").

12.6 By the completion date the Compulsory Sellers shall deliver stock transfer forms for the Sale Shares, with the relevant share certificates, to the Company. On the completion date the Company shall pay the Compulsory Sellers, on behalf of each of the Offerees, the agreed or certified price for the Sale Shares to the extent the Offerees have put the Company in the requisite funds. The Company's receipt for the price shall be a good discharge to the Offerees. The Company shall hold the price on trust for the Compulsory Sellers without any obligation to pay interest.

12.7 To the extent that Offerees have not, by the completion date, put the Company in funds to pay the agreed or certified price, the Compulsory Sellers shall be entitled to the return of the stock transfer forms and share certificates for the relevant Sale Shares and the Compulsory Sellers shall have no further rights or obligations under this Article 12 in respect of those Sale Shares.

12.8 If a Compulsory Seller fails to deliver stock transfer forms for Sale Shares to the Company by the completion date, the Board may authorise any director to transfer the Sale Shares on the Compulsory Seller's behalf to each Offeree to the extent the Offeree has, by the completion date, put the Company in funds to pay the agreed or certified price for the Sale Shares offered to him. The Board shall then authorise registration of the transfer once appropriate stamp duty has been paid. The defaulting Compulsory Seller shall surrender his share certificate for the Sale Shares to the Company. On surrender, he shall be entitled to the agreed or certified price for the Sale Shares.

12.9 Following a cessation of employment, directorship or consultancy causing this Article 12 to apply to particular Employee Shares those shares may not be transferred under Article 11 (*Transfer Restrictions*) until the holder can no longer be bound to sell them under this Article 12.

13. TAG-ALONG RIGHTS

13.1 Articles 13.1 to 13.5, inclusive, apply when a transfer proposed under Article 11.2.1 (but not, for the avoidance of doubt, Article 11.2.4) would, if registered, result in Carlyle holding in aggregate less than 50% of the "A" Ordinary Shares issued to Carlyle upon completion of the subscription and shareholders agreement dated 3 December 2002 between (1) the Company, (2) CEP Investment Administration Limited, (3) Carlyle Co-Invest GP Limited, (4) CQLP, (5) Carlyle Co-Invest, (6) the Managers (as defined therein) and (7) QinetiQ Employee Share Plans Limited.

13.2 No transfer to which Article 13.1 applies may be made or registered unless:

13.2.1 it is agreed to in writing by the holders of 90% or more of each of the "A" Ordinary Shares, "B" Ordinary Shares, Non-voting "A" Ordinary Shares, Non-voting "B" Ordinary Shares, "C" Ordinary Shares and "D" Ordinary Shares in issue taken as separate classes; or

13.2.2 the proposed transferee has made an offer to buy from each holder (other than MoD) of "B" Ordinary Shares, Non-voting "A" Ordinary Shares, Non-voting "B" Ordinary Shares, "C" Ordinary Shares and "D" Ordinary Shares all of such shareholder's total holding of each class of Shares (other than Deferred Shares and the Special Share), such offer being capable of being accepted in whole or in part (subject to Article 13.4), (the "**Tag-Along Shares**") on the terms set out in Article 13.3 and the offer has closed and each accepted offer has been completed, unless failure to complete is the fault of the offeree.

13.3 The terms of the proposed transferee's offer shall be as follows:

13.3.1 the offer shall be open for acceptance for 21 days or more;

13.3.2 the consideration for each Ordinary Share shall be equal to the higher of (i) the consideration offered for each "A" Ordinary Share whose proposed transfer has led to the offer and (ii) the consideration paid for any transfer of "A" Ordinary Shares in the 12 months leading up to the offer, (and the other terms of the offer shall be no less favourable than those offered in respect of the proposed transfer which has led to the offer);

13.3.3 the consideration offered for each Preference Share shall be an amount equal to the amount per share which would be payable to each holder if his Preference Shares were redeemed on the date of the proposed purchase (unless the Preference Share is redeemed in accordance with Article 5.5); and

13.3.4 the proposed transferee shall procure that the arrangements for completion of the transfer of the Tag-Along Shares are substantially the same as the arrangements

for completion of the proposed transfer of "A" Ordinary Shares which has led to the offer.

13.4 The proposed transferee's acquisition of "A" Ordinary Shares as referred to in Article 13.1 and his offer pursuant to Article 13.2.2 may together be conditional on the offer resulting in members of the purchasing group holding or increasing their shareholding to a specified proportion of the Ordinary Shares in issue provided that no such transfer (whether referred to in Article 13.1 or under any offer pursuant to Article 13.2.2) may be completed unless such condition is satisfied.

13.5 Any dispute on the appropriate consideration for any Share shall be decided by the Board acting in good faith.

13.6 Notwithstanding Articles 13.1 to 13.5, if a holder of "A" Ordinary Shares or "B" Ordinary Shares seeks to transfer "A" Ordinary Shares or "B" Ordinary Shares pursuant to Article 11.2.1 (but not, for the avoidance of doubt, Article 11.2.4), such transfer may not be made or registered unless the proposed transferee has made an offer (the "**Proportionate Offer**") to each other holder of "A" Ordinary Shares or "B" Ordinary Shares (as the case may be) to buy as near as possible (avoiding the need to buy fractions of shares) to X% of the "A" Ordinary Shares or "B" Ordinary Shares held by each such shareholder (as appropriate) (the "**Proportionate Tag-Along Shares**") where:

$$X = \frac{\text{the number of "A" Ordinary Shares or "B" Ordinary Shares proposed to be transferred}}{\text{the total number of "A" Ordinary Shares or "B" Ordinary Shares (as appropriate) held by the proposed transferor (prior to the proposed transfer)}} \times 100$$

and the Proportionate Offer has closed and each accepted Proportionate Offer has been completed, unless failure to complete is the fault of the offeree, and where the terms of the Proportionate Offer shall be as follows:

13.6.1 the offer shall be open for acceptance for 21 days or more;

13.6.2 the consideration for each "A" Ordinary Shares and "B" Ordinary Share (as appropriate) shall be the higher of:

(i) the highest consideration offered for each "A" Ordinary Shares or "B" Ordinary Share whose proposed transfer has led to the offer; and

(ii) the highest consideration paid by the proposed transferee for an "A" Ordinary Shares or "B" Ordinary Shares in the twelve months up to the offer,

(and the other terms of the Proportionate Offer shall be no less favourable than those offered in respect of the proposed transfer which has led to the Proportionate Offer).

13.6.3 Article 11.1 shall apply, with the consideration payable for each other Ordinary Share and for any Convertible Preferred Share being the same as for the "A" or "B" Ordinary Shares which are the subject of the Proportionate Offer and the consideration payable for each Preference Share being that set out in Article 13.3.3; and

13.6.4 the proposed transferee shall procure that the arrangements for completion of the transfer of the Proportionate Tag-Along Shares are substantially the same as the arrangements for completion of the proposed transfer of Ordinary Shares which has led to the Proportionate Offer.

14. **BRING-ALONG RIGHTS**

14.1 If transfers under Article 11.2.1 (but not, for the avoidance of doubt, 11.2.4) and/or 13 (*Tag-Along Rights*) result in a person and any other person:

(i) who in relation to him is a connected person, as defined in section 839 of the Income and Corporation Taxes Act 1988; or

(ii) with whom he is acting in concert, as defined in The City Code on Takeovers and Mergers

(each being "**a member of the purchasing group**") acquiring from Carlyle or MoD either (a) more than 50% (in nominal value) of the "A" Ordinary Shares originally held by MoD or (b) more than 50% (in nominal value) of the "A" Ordinary Shares originally held by Carlyle, as the case may be at completion of the subscription and shareholders agreement dated 3 December 2002 between (1) the Company, (2) CEP Investment Administration Limited, (3) Carlyle Co-Invest GP Limited, (4) CQLP, (5) Carlyle Co-Invest, (6) the Managers (as defined therein) and (7) QinetiQ Employee Share Plans Limited and the acquisition agreement referred to therein (the actual percentage acquired being "X"%), the members of the purchasing group may (unless the holders of 75% of the "A" and "B" Ordinary Shares in issue (taken together) agree otherwise), by serving a "**Compulsory Purchase Notice**" on each other shareholder ("**Minority Shareholder**"), require all (but not some only) of the Minority Shareholders to sell as near as possible to (avoiding the need to sell fractions of shares) X% of each Minority Shareholder's total holding of each class of Shares (other than Deferred Shares and the Special Share) to one or more persons

identified by the members of the purchasing group at the consideration specified in Article 13.6.2 and Article 13.6.3.

The Shares subject to the Compulsory Purchase Notices shall be sold and purchased in accordance with the provisions of Articles 12.6 to 12.8 mutatis mutandis:

(i) the "completion date" being the date which is 14 days after the service of the Compulsory Purchase Notices;

(ii) "Sale Shares" being the Minority Shareholder's Shares covered by the Compulsory Purchase Notice;

(iii) "Compulsory Sellers" being the Minority Shareholders; and

(iv) "Offerees" being the persons identified as purchasers in the Compulsory Purchase Notice.

While Article 14 applies to a Minority Shareholder's Shares, those Shares may not be transferred otherwise than under Article 14.

15. **SPECIAL SHARE**

15.1 **Special Shareholder**

The Special Share may only be issued to, held by and transferred to the Crown (or as it directs). The directors must register any transfer of the Special Share within 7 days.

15.2 **Variation of Special Share rights**

Amendment of the effect of, or removal of the following provisions of, these Articles will be deemed to be a variation of the rights attaching to the Special Share and requires the written consent of the Special Shareholder:

15.2.1 in Article 1.1, the definitions of "Compliance Audit Director", "Compliance Committee", "Compliance Guidelines", "Compliance Implementation Director", "Compliance Principles", "Compliance System", "Crown", "Defence Manufacturing", "essential component", "QinetiQ Consolidated Group", "QinetiQ Controlled Group", "Special Shareholder", "MoD Director", "Special Share" and "Strategic Assets";

15.2.2 Article 15 (*Special Share*), Article 16 (*Compliance Committee*) and Articles 17.1 to 17.8, inclusive; and

15.2.3 any other reference in these Articles to the Special Share, the Special Shareholder or the MoD Director.

15.3 **Defence manufacturing**

Notwithstanding any other provision of these Articles, neither the Company nor any other member of the QinetiQ Controlled Group may engage in Defence Manufacturing, except as, and in compliance with the arrangements, agreed with the Special Shareholder from time to time.

15.4 **Rights of Special Shareholder**

The Special Shareholder has the following rights:

15.4.1 to require the Company to implement and maintain (as from the date of adoption of these Articles) the Compliance System, so as to make at all times effective its and each member of the QinetiQ Controlled Group's application of the Compliance Principles, in a manner acceptable to the Special Shareholder;

15.4.2 to refer matters to the Board or the Compliance Committee for its consideration in relation to the application of the Compliance Principles;

15.4.3 to veto any contract, transaction, arrangement or activity which the Special Shareholder considers:

(a) may result in circumstances which constitute unacceptable ownership, influence or control over the Company or any other member of the QinetiQ Consolidated Group contrary to the defence or security interests of the United Kingdom; or

(b) would not or does not ensure the effective application of the Compliance Principles or would be or is otherwise contrary to the defence or security interests of the United Kingdom;

15.4.4 to require the Board to take any action (including but not limited to amending the Compliance Principles or the Compliance Guidelines), or rectify any omission in the application of the Compliance Principles, if the Special Shareholder is of the opinion that such steps are necessary to protect the defence or security interests of the United Kingdom;

15.4.5 to exercise the powers contained in Article 16 (*Compliance Committee*); and

15.4.6 to demand a poll at any of the Company's meetings (even though it may have no voting rights except those given to it under this Article 15).

15.5 **Compliance Committee**

15.5.1 The Special Shareholder is entitled to remove the chairmanship of the Compliance Committee from the director acting as such by notice in writing if it considers that:

(a) it is necessary to do so to ensure the effective application of the Compliance Principles; or

(b) that the continued tenure of the chairmanship by such individual is or may be contrary to the defence or security interests of the United Kingdom.

15.5.2 The Board must then appoint another person (as a director if not already one) and, with the prior approval of the Special Shareholder, as chairman of the Compliance Committee.

15.5.3 The removal of the chairman of the Compliance Committee as such will take effect on the date the notice is delivered to the Company's registered office or produced at a meeting of the Board.

15.6 **Redemption of Special Share**

15.6.1 The Special Shareholder may, subject to the provisions of the Act, require the Company to redeem the Special Share at par (such sum being payable on redemption) at any time by serving written notice on the Company and delivering the relevant share certificate to the Company.

15.6.2 Save as described in Article 15.6.1, the Special Share is not redeemable in any other way.

15.7 **Further rights of Special Shareholder**

The written consent of the Special Shareholder is also required before the following events can take place:

15.7.1 (subject to Article 15.8 and, in particular, to Article 15.8.8) the disposal or destruction of, or voluntary closure of or cessation of any operations conducted by means of, all or any part of, a Strategic Asset by the Company or any other member of the QinetiQ Controlled Group; and

15.7.2 the entering into of any agreement by, or the permitting of, any member of the QinetiQ Controlled Group to undertake any of the matters referred to in Article 15.7.1 above.

15.8 **Disposal of Strategic Assets**

15.8.1 **Definitions**

In this Article 15.8:

"**Completion**" means the date of completion of the sale and purchase of the Selected Strategic Assets pursuant to the exercise of the Options (as described in

Article 15.8.2) or either of them or (as applicable) of the exercise of the Pre-Emption Right (as described in Article 15.8.3);

"**Consideration**" means the value of the Selected Strategic Assets as determined in accordance with agreements in writing between the Company and the Special Shareholder from time to time;

"**Relevant Date**" means any date that:

(i) the Company and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate) goes into liquidation (whether compulsory or voluntary) or the Company and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate) has an administrator appointed or a receiver or manager, or administrative receiver is appointed over the whole or any part of the assets or undertaking of the Company and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate), or a petition is presented or a shareholders' resolution passed for the liquidation or administration of the Company and/or QinetiQ and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate), or any steps are taken by the Company and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate) with a view to proposing or agreeing (under any enactment or otherwise) any kind of composition, scheme, compromise or arrangement involving the Company and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate) and its creditors generally (including, for the avoidance of doubt, a proposal for a company voluntary arrangement under the Insolvency Act 1986 or scheme of arrangement under the Companies Act) and in this paragraph (i) references to the Company and/or QinetiQ Limited are in each case to them whether or not having a subsisting interest in the relevant Strategic Asset; or

(ii) the Special Shareholder determines that circumstances have arisen which it considers constitute unacceptable ownership, influence or control over the Company or any other member of the QinetiQ Consolidated Group contrary to the defence or security interests of the United Kingdom; or

(iii) the Special Shareholder receives notice pursuant to agreements in writing between the Company and the Special Shareholder from time to time or

otherwise determines that a company which was a member of the QinetiQ Controlled Group and which has a subsisting interest in a Strategic Asset has ceased to be a member of the QinetiQ Controlled Group without the prior written consent of the Special Shareholder; and

"**Selected Strategic Assets**" means such of the Strategic Assets as the Special Shareholder has notified the Company, in its written notification to the Company (pursuant to Article 15.8.2 or 15.8.3, as being those Strategic Assets which the Special Shareholder wishes to acquire pursuant to its exercise of the Options (as described in Article 15.8.2 or either of them or (as appropriate) of the exercise of the Pre-Emption (as described in Article 15.8.3).

15.8.2 **Option**

Without prejudice to the Special Shareholder's rights under Articles 15.7.1 and 15.7.2, the Special Shareholder has an option to purchase any Strategic Asset comprising land (including the buildings and other structures situated thereon) and also an option to purchase any Strategic Asset not comprising land (each an "**Option**" and together the "**Options**"). The Options are, subject to the provisions of Article 15.8.14, exercisable by written notice served by the Special Shareholder on the Company at any time within 90 days from a Relevant Date.

15.8.3 **Pre-Emption Right**

Without prejudice to the Special Shareholder's rights under Articles 15.7.1 and 15.7.2, the Special Shareholder has the right to purchase any Strategic Assets which the Company wants to sell or otherwise dispose of at any time (the "**Pre-Emption Right**").

15.8.4 **Proposed Disposals**

If and on each occasion that the Company does want to sell or otherwise dispose of any Strategic Asset, the Company must give the Special Shareholder written notice that it does. The notice must specify the Strategic Assets proposed to be sold or disposed of (together with the prices (if any) which have been offered to the Company for such Strategic Assets) and the nature of the proposed disposal (the "**Proposed Disposal**") and offer to sell the same to the Special Shareholder for the Consideration and with limited title guarantee free of all liens, charges and encumbrances and on the further terms set out in this Article 15.8 (as if the same had been set out in such notice) (an "**Offer Notice**").

15.8.5 **Revision Notice**

The Company may at any time after it has given an Offer Notice but before the Pre-Emption Right has ceased to be exercisable as hereinafter provided give the

Special Shareholder a further notice specifying any changes to the Proposed Disposal or to the Disposal Terms (as defined in Article 15.8.6) as particularised in the Offer Notice or (as the case may be) in the Disposal Terms since giving of the Offer Notice or particulars of the Disposal Terms (a "**Revision Notice**").

15.8.6 **Information Request**

Following receipt of an Offer Notice or a Revision Notice if the Special Shareholder shall by written notice to the Company so require (an "**Information Request**") the Company shall within 21 days of receipt of an Information Request provide to the Special Shareholder in writing such information and documents with regard to the relevant Proposed Disposal as may be specified in the Information Request ("**Disposal Terms**").

15.8.7 **Exercise of Pre-Emption Right**

The Pre-Emption Right is exercisable by written notice of acceptance in respect of any of the specified Strategic Assets, served by the Special Shareholder on the Company at any time before the "**Last Exercise Date**", being the latest of:

(a) ninety days after the receipt of the Offer Notice by the Special Shareholder;

(b) (if the Special Shareholder has made an Information Request within thirty days of receipt of the Offer Notice or a Revision Notice by the Special Shareholder) thirty five days after the receipt by the Special Shareholder of the Disposal Terms; and

(c) if a Revision Notice has been given thirty five days after receipt of the Revision Notice by the Special Shareholder,

and the Company will be bound to sell and the Special Shareholder will be bound to purchase the Selected Strategic Assets on the terms of the Offer Notice as varied or supplemented by any Revision Notice.

15.8.8 **Non-exercise of Pre-Emption Right**

If and to the extent that the Pre-Emption Right is not exercised before the Last Exercise Date or if the Special Shareholder shall give the Company written notice that the Special Shareholder does not wish to exercise the Pre-Emption Right on that occasion, the Company will be free to sell or otherwise dispose of the Strategic Assets specified in the Offer Notice (as varied or supplemented by any Revision Notice) by way of the Proposed Disposal and in accordance with the Offer Notice (as varied or supplemented by any Revision Notice) and any Disposal Terms (and not further or otherwise).

15.8.9 **Lapse of time**

If the relevant sale or disposal by the Company is not completed within the period of 180 days commencing on the receipt of the relevant Offer Notice by the Special Shareholder, the provisions of this Article 15.8 will thereafter have effect in relation to the relevant Strategic Assets as if no Offer Notice had been served in respect thereof.

15.8.10 **Effect of notice**

Upon service of a written notice exercising the Options or either of them, the Company will be bound to sell with limited title guarantee free of all liens, charges and encumbrances the Selected Strategic Assets to the Special Shareholder and the Special Shareholder will be bound to purchase the same for the Consideration.

15.8.11 **Completion of sale**

Completion of the sale and purchase of the Selected Strategic Assets will take place at such time and place as the Special Shareholder may specify on (i) the date ninety days following exercise of the Options or either of them or (as applicable) the Pre-Emption Right, or if not a Business Day on the first such day thereafter or at the option of the Special Shareholder (ii) such earlier date as the Special Shareholder may specify. Upon Completion, the Company must deliver or procure the delivery to the Special Shareholder (or its nominee) of the Selected Strategic Assets in a form and substance satisfactory to the Special Shareholder and otherwise in such manner as the Special Shareholder may direct, and:

(a) if the amount of the Consideration has been determined on or before Completion the Special Shareholder must pay to the Company the Consideration in same day funds to such bank account as the Company may specify; or

(b) if the amount of the Consideration has not been determined on or before Completion, the Company must, in any event, deliver or transfer (as the case may be) the Selected Strategic Assets and the Special Shareholder must, within 20 Business Days after the amount of the Consideration has been determined, pay the Consideration to the Company in accordance with Article 15.8.11(a) above; or

(c) if the Special Shareholder fails to make due and punctual payment of the Consideration or any amount payable by it in respect of Value Added Tax in accordance with 15.8.11 (a) or (b) above (whichever shall apply) the Special Shareholder shall pay interest thereon (or on the unpaid part) from the date 30 Business Days after the due date for payment until payment at a rate equal to two per cent above the published base rate from time to time of

such London Clearing Bank as the Special Shareholder may nominate for this purpose, such interest to run from day to day.

15.8.12 **VAT**

The Consideration payable by the Special Shareholder is exclusive of Value Added Tax. Where and to the extent properly chargeable, Value Added Tax will be added to the Consideration and shall be payable by the Special Shareholder. Value Added Tax shall be dealt with in accordance with agreements in writing between the Company and the Special Shareholder.

15.8.13 **Further assistance**

The Company must, at the request and expense of the Special Shareholder, execute such documents and do such acts and things as the Special Shareholder may reasonably request for the purpose of vesting the Selected Strategic Assets in the Special Shareholder (or its nominee) and for giving the Special Shareholder the full benefit of this Article 15.8.

15.8.14 **Term of Option**

The Option to purchase any Strategic Asset comprising land is exercisable (in accordance with its terms) at any time during such period as is permitted by law for the time being. The Option to purchase any Strategic Asset not comprising land is exercisable (in accordance with its terms) during the period ending on the expiration of twenty-one years from the death of the survivor of the descendants now living of Her Majesty Queen Elizabeth II.

15.8.15 **Maintenance of Strategic Assets**

The Company must maintain, repair, rebuild, renew and/or replace (as may from time to time be necessary) any Strategic Assets to the standard from time to time specified by, and to the satisfaction of, the Special Shareholder in accordance with agreements in writing from time to time between the Company and the Special Shareholder.

15.9 **Breach**

The rights of any third parties who contract with the Company will not be affected by any breach of Articles 15.3 or 15.4.1.

15.10 **Variation**

If an attempt is made to change any of the provisions set out in Article 15.2, to engage in any activity in breach of Article 15.3 or Article 15.4 or to approve any of the events listed in Article 15.7:

15.10.1 at a general meeting, on an ordinary resolution the Special Shareholder will have no less than one vote more than the total number of all other votes cast and, on a special resolution, it will have no less than one vote more than 25 per cent. of the total votes cast; or

15.10.2 by written resolution, the signature of the Special Shareholder to the resolution is needed.

15.11 **QinetiQ Controlled Group**

The Company will procure that any entity or arrangement which becomes a member of the QinetiQ Controlled Group after the date of adoption of these Articles of Association is established on terms which give the directors the right to require that the entity or arrangement conducts itself in accordance with this Article 15 and Article 16 (*Compliance Committee*).

15.12 **Variation**

Failure to comply with any of the rights contained in this Article 15 will be deemed to be a variation of the Special Shareholder's rights.

15.13 **Rights personal to Special Shareholder**

Only the Special Shareholder has rights under this Article 15 and Article 16 (*Compliance Committee*) and these rights are in addition to any rights contained elsewhere in these Articles.

16. **COMPLIANCE COMMITTEE**

16.1 The Compliance Committee will be chaired by a non-executive director nominated by the Board and approved by the Special Shareholder. It will be comprised of its chairman and at least one other non-executive director nominated by its chairman.

16.2 The Board will nominate a senior executive, to be known as the "**Compliance Implementation Director**", to be responsible for the effective application of the Compliance System within the QinetiQ Controlled Group and another senior executive, to be known as the "**Compliance Audit Director**", to be responsible for auditing the effective application of the Compliance System within the QinetiQ Controlled Group and to report on such audits to the Compliance Committee. The Compliance Committee can ask either or both of these senior executives, or any personnel of any member of QinetiQ Controlled Group, to attend any part of a meeting of the Compliance Committee.

16.3 The Compliance Committee will meet quarterly during each financial year and additionally as required.

16.4 The Compliance Committee will report on the effectiveness of the Compliance System in ensuring the application of the Compliance Principles in the Company's annual report and accounts.

16.5 For the avoidance of doubt, if at any time, a member of the QinetiQ Consolidated Group has established and continues to have an operating compliance committee with the same functions as those proscribed by this Article 16 that compliance committee shall be deemed to be the Compliance Committee for the purposes of these Articles.

17. GENERAL PROVISIONS

17.1 Shareholders' meetings and resolutions

17.1.1 Regulation 37 of Table A is modified by the deletion of the words "eight weeks" and the substitution for them of the words "28 days" and by the insertion of the words "or the Carlyle Director or the MoD Director each acting alone" after the second word of that regulation.

17.1.2 The consent of the Special Shareholder must be obtained for the holding of a general meeting of the Company on short notice in accordance with Regulation 38(a) or 38(b) of Table A. In the event that the Special Shareholder is accidentally or deliberately not given notice of a meeting this will (unless the Special Shareholder agrees otherwise) invalidate any proceedings conducted at that meeting.

17.1.3 A corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of members of the Company. The person so authorised is entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member.

17.1.4 A resolution put to the vote at a meeting shall be decided on a show of hands unless, before, or on the declaration of the result itself, a poll is duly demanded. A poll may be demanded by the chairman or by any member present in person or by proxy and entitled to vote and regulation 46 of Table A is modified accordingly.

17.1.5 Where an ordinary resolution of the Company is expressed to be required for any purpose, a special or extraordinary resolution is also effective for that purpose, and where an extraordinary resolution is expressed to be required for any purpose, a special resolution is also effective for that purpose.

17.1.6 Regulation 53 of Table A is modified by the addition at the end of the following sentence: "If a resolution in writing is described as a special resolution or as an extraordinary resolution it shall have effect accordingly."

17.1.7 Regulation 57 of Table A is modified by the inclusion after the word "shall" of the phrase "unless the directors otherwise determine".

17.1.8 Regulation 59 of Table A is modified by the addition at the end of the following sentence: "Deposit of an instrument of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it."

17.1.9 Regulation 62 of Table A is modified by the deletion in paragraph (a) of the words "deposited at" and by the substitution for them of the words "left at or sent by post or by facsimile transmission to", by the substitution in paragraph (a) of the words "one hour" in place of "48 hours" and by the substitution in paragraph (b) of the words "one hour" in place of "24 hours".

17.2 Number of directors

Unless otherwise agreed by MoD and Carlyle, the number of directors is not subject to any maximum or minimum.

17.3 Alternate directors

17.3.1 Any director is entitled, subject to the approval of the Board, to appoint any person to attend, speak and vote on behalf of that director at any one or more meetings of the Board, provided that no person may act as an alternate pursuant to this article 17.3 unless that person (i) has been granted appropriate MoD security clearance as determined by MoD prior to such appointment and such clearance has not been withdrawn and (ii) has no relevant conflict of interest as determined by MoD. Regulation 65 of Table A is modified accordingly.

17.3.2 An alternate director who is absent from the United Kingdom is entitled to receive notice of all meetings of directors and meetings of committees of directors and regulation 66 of Table A is modified accordingly.

17.3.3 Regulation 68 of Table A is modified by the addition at the end of the following sentence: "Any such notice may be left at or sent by post or facsimile transmission to the office or such other place as may be designated for the purpose by the directors."

17.4 Appointment, retirement and removal of directors

17.4.1 The directors are not subject to retirement by rotation and any reference in any regulation of Table A to retirement by rotation is to be disregarded.

17.4.2 A person appointed by the directors to fill a vacancy or as an additional director need not retire from office at the annual general meeting next following his appointment and the last two sentences of regulation 79 of Table A are deleted.

17.4.3 Save as otherwise agreed between MoD and Carlyle from time to time, the holders of a majority of the shares giving the right to vote at general meetings may at any time and from time to time by serving notice on the Company remove any director from office and appoint any person to be a director. A removal or appointment takes effect when the notice is received by the Company or on a later date specified in the notice.

17.5 Disqualification and removal of directors

The office of a director shall be vacated:

17.5.1 if he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director;

17.5.2 if he becomes bankrupt or makes any arrangement or composition with his creditors generally;

17.5.3 if he becomes, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director;

17.5.4 if he resigns his office by notice in writing to the Company;

17.5.5 if he has for more than six consecutive months been absent without permission of the directors from meetings of directors held during that period and his alternate director (if any) has not during such period attended any such meetings instead of him, and the directors resolve that his office be vacated;

17.5.6 in such other circumstances as MoD and Carlyle agree from time to time; or

17.5.7 if the provisions of Article 17.4.3 apply.

17.6 Proceedings of directors

17.6.1 Regulation 88 of Table A is modified by the exclusion of the third sentence and the substitution for it of the following sentence: "Every director shall receive notice of a meeting, whether or not he is absent from the United Kingdom. A director may waive the requirement that notice be given to him of a Board meeting, either prospectively or retrospectively."

17.6.2 A director may, and the secretary of the Company at the request of a director shall, call a meeting of the directors.

17.6.3 A director or his alternate may validly participate in a meeting of the directors or a committee of directors through the medium of conference telephone or similar form of communication equipment if all persons participating in the meeting are able to hear and speak to each other throughout such meeting. A person participating in this way is deemed to be present in person at the meeting and is counted in a quorum and entitled to vote. Subject to the Act, all business transacted in this way by the directors or a committee of the directors is for the purposes of the Articles deemed to be validly and effectively transacted at a meeting of the directors or of a committee of the directors although fewer than two directors or alternate directors are physically present at the same place. The meeting is deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

17.6.4 Unless otherwise agreed by the MoD and the Carlyle Director, the parties shall procure that Board meetings shall be convened and held at a location in the United Kingdom mutually convenient to the MoD and to the Carlyle Director at least twelve times in each financial year of the Company.

17.6.5 Each Board meeting shall, whenever practicable, be convened by a notice sent to all directors (or their alternates) entitled to receive notice of such meetings not later than five business days before the meeting (and no such Board meeting shall be held unless not less than three days notice of such meeting has been given in accordance with this Article 17.6.5). Every such notice shall be accompanied by a written agenda specifying (in reasonable detail) the matters to be raised at the meeting together with copies of all papers to be put before the meeting. Unless otherwise agreed by the Carlyle Director and the MoD in writing in a particular case, no resolution relating to any business may be proposed or passed at any Board meeting unless the nature of the business is specified in the agenda for such meeting. Breach of this Article 17.6.5 shall not effect the validity of any meeting of the directors which has otherwise been validly convened.

17.6.6 The quorum for meetings of the Board of directors shall be two directors (one of which must be the Carlyle Director or his duly appointed alternate). No business shall be transacted at the meeting of the directors unless a quorum is present. If a quorum is not present at the time when any business is to be considered any director may require that the meeting be reconvened. At least five business days notice of the reconvened meeting must be given of any such reconvened meeting unless all the directors agree otherwise.

17.6.7 If and for so long as there is a sole director, he may exercise all the powers conferred on the directors by the Articles by resolution in writing signed by him, and regulations 88, 89, 91 and 93 of Table A and Article 17.6.2 shall not apply.

17.6.8 Without prejudice to the obligation of any director to disclose his interest in accordance with section 317 of the Act, save as MoD and Carlyle may otherwise agree, a director may vote at a meeting of directors or of a committee of directors on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty. The director shall be counted in the quorum present when any such resolution is under consideration and if he votes his vote shall be counted.

17.6.9 Resolutions of the directors shall be decided by majority of the votes cast and each director shall have one vote.

17.6.10 A resolution in writing signed by all the directors shall be valid and effective for all purposes as a resolution passed by the directors at a meeting duly convened, held and constituted.

17.7 The Carlyle Director and the MoD Director (and any observers to be appointed by Carlyle and/or MoD) shall be appointed as agreed between Carlyle and MoD.

17.8 Borrowing powers of directors

Save as agreed between MoD and Carlyle from time to time, the directors may exercise all the powers of the Company to borrow and raise money and to mortgage and charge all or any part of the undertaking, property and uncalled capital of the Company and, subject to the provisions of the Act, to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

17.9 Dividends

The directors may deduct from any dividend or other moneys payable to a person in respect of a share any amounts due from him to the Company on account of a call or otherwise in relation to a share. The Special Shareholder shall not be entitled to a dividend in respect of the Special Share.

17.10 Capitalisation of profits

The directors may, with the authority of an ordinary resolution of the Company, resolve that any shares allotted under regulation 110 of Table A to any member in respect of a holding by him of any partly paid shares rank for dividends, so long as those shares remain partly paid, only to the extent that those partly paid shares rank for dividend and regulation 110 of Table A is modified accordingly.

17.11 Notices

17.11.1 *Notices by the Company*

(a) General

Any notice required by these Articles to be given by the Company to the members or any of them may be delivered or sent by any visible form on paper, including a notice sent by post or courier, or by telex, facsimile or e-mail addressed to him either:

(i) at his registered address as appearing in the register of members; or

(ii) at an e-mail address or telex or facsimile number which is notified by the member to the Company or which the Company or the Board has previously used to contact such Person, PROVIDED THAT such person has not given notice to the secretary (or, if there is none at that time, the Chairman) specifically requesting that no-e-mail address or telex or facsimile number be used for the purposes of this Article.

(b) Addresses outside the United Kingdom

A member is entitled to receive notices from the Company notwithstanding that his registered address as appearing in the register of members is outside the United Kingdom (in such case notice shall be given by post, courier, telex, facsimile or e-mail).

(c) Joint Shareholders

In the case of joint shareholders of a Share, notices shall be given to that one of the joint holders whose name stands first in the register of members and notice given to him shall be sufficient notice to all the joint holders.

17.11.2 Regulation 112 of Table A is modified by the deletion of the last sentence and the substitution for it of the following: "A member whose registered address is not within the United Kingdom shall be entitled to have notices given to him at that address."

17.11.3 *Manner of service of notice to the Company*

Any notice to be served by a member of the Company upon the Company may be served by any of the methods referred to in Article 17.11.1 and if delivered personally or sent by post shall be addressed to the registered office of the Company of if sent by telex, facsimile or e-mail shall be sent to such other number or address as appears in the Company's letter heading or which is notified by the Company to the members for that purpose.

17.11.4 *Time of service*

Any notice or document shall be deemed to have been served:

(a) if personally delivered, at the time of delivery; or

(b) if sent by pre-paid first class post to an address in the United Kingdom, two business days after posting, or if despatched by airmail to an address outside the United Kingdom six business days after posting; or

(c) if sent by facsimile process, when confirmation of its transmission has been recorded by the sender's facsimile machine, provided that if this is after 5.00 p.m. on any business day it shall be deemed to have been served at 10.00 a.m. on the immediately following business day; or

(d) if given by e-mail under any provision of these Articles, when the e-mail notice leaves the e-mail gateway server of the sender, the onus being on the sender to demonstrate that such e-mail has left its server.

17.11.5 *Proving service*

In proving service of a notice or document, it shall be sufficient to prove that delivery was made or that the envelope containing the notice or document was properly addressed and sent by post or courier or that the telex, facsimile or e-mail message was properly addressed and despatched, as the case may be.

17.11.6 *Service on dead or bankrupt members*

(a) General

Any notice or document delivered or sent in accordance with these Articles shall, notwithstanding that the member is then dead or bankrupt and whether or not the Company has notice of his death or bankruptcy be deemed to have been duly served in respect of any share registered in his name as sole or joint holder, unless at the time of the service of the notice or document his name has been removed from the register as the holder of the share.

(b) Effect of service

Service of a notice in the manner referred to in Article 17.11.1 shall for all purposes be deemed a sufficient service of the notice or document on all persons interested in the share (whether jointly with or as claiming through or under him).

17.11.7 *Successors in title bound*

Every person who by operation of law, transfer or other means becomes entitled to any share shall be bound by every notice in respect of the share which, prior to his name and address being entered in the register of members, has been duly given to the person from whom he derives his title other than a notice given under Section 212 of the Act.

17.11.8 Regulation 116 of Table A is modified by the deletion of the words "within the United Kingdom".

17.11.9 Where the Articles require notice to be given by the holders of a stated percentage of shares, notice may consist of several documents in similar form each signed by or on behalf of one or more shareholders.

17.12 Indemnity

17.12.1 Subject to the provisions of the Act, but without prejudice to an indemnity to which he may otherwise be entitled, every director, alternate director or secretary of the Company shall be and be kept indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him in the proper execution of his duties or the proper exercise of his powers, authorities and discretions including, without limitation, a liability incurred defending proceedings (whether civil or criminal) in which judgment is given in his favour or in which he is acquitted or which are otherwise disposed of without a finding or admission of material breach of duty on his part, or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

17.12.2 The directors may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is a director, alternate director, secretary or auditor, or former director, alternate director, secretary or auditor, of the Company or of a company which is a subsidiary of the Company or in which the Company has an interest (whether director or indirect), or who is or was trustee of a retirements benefit scheme or another trust in which a director, alternate director or secretary or former director, alternate director or secretary is or has been interested, indemnifying him and keeping him indemnified against liability for negligence, default, breach of duty or breach of trust or any other liability which may lawfully be insured against by the Company.

18. RELATIONSHIP TO FINANCING DOCUMENTS

18.1 Each of these Articles is subject to the terms of the intercreditor arrangements imposed on the Company and MoD pursuant to the Facilities Agreement and the MoD Direct Agreement (the "**Intercreditor Arrangements**"), which terms shall prevail to the extent that they conflict with these Articles and nothing in these Articles shall restrict the exercise of any power under the Intercreditor Arrangements.

18.2 Notwithstanding any other provision of these Articles, no payment shall be made by the Company in respect of any shares or share capital (whether by way of dividend, distribution, purchase or redemption, or by way of reduction or return of share capital) if

such payment is prohibited or restricted by the terms of Facilities Agreement provided that any such payment may be made once the relevant prohibition or restriction in the Facilities Agreement ceases to apply.


BLUEPRINT
2000

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Date of this return

The information in this return is made up to

Day	Month	Year
1 1	1 1	2 0 0 4

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office

Show here the address **at the date of this return.**

85 BUCKINGHAM GATE

*Any change of registered office **must** be notified on form 287.*

Post town LONDON

County / Region

UK Postcode SW1E 6PD

Principal business activities

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If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

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Post town

County / Region   UK Postcode

Register of Debenture holders

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Post town

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Company type

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Public limited company	
Private company limited by shares	X
Private company limited by guarantee without share capital	
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Private unlimited company with share capital	
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Company Secretary

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Name

* Style / Title: Mr

Forename(s): LYNTON DAVID

Surname: BOARDMAN

Address: 1 CUMBERLAND CLOSE

Post town: LONDON

County / Region: UK Postcode: SW20 8AT

Country: ENGLAND

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	22 08 1946
Forename(s)	COLIN VICTOR
Surname	BALMER
Address	212 NORTHUMBERLAND HOUSE
Post town	LONDON
County / Region	
UK Postcode	WC2N 5BP
Country	ENGLAND
Nationality	BRITISH
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	Sir
Date of birth (Day Month Year)	27 08 1946
Forename(s)	SIR JOHN ALEXANDER RAYMOND
Surname	CHISHOLM
Address	BATCHWORTH HILL HOUSE, LONDON ROAD
Post town	RICKMANSWORTH
County / Region	HERTFORDSHIRE
UK Postcode	WD13 1JS
Country	ENGLAND
Nationality	BRITISH
Business occupation	CEO/ENGINEER



Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

* Style / Title	Dr
Date of birth (Day Month Year)	31 12 1943
Forename(s)	PETER JOHN
Surname	FELLNER
Address	COOKLEY HOUSE, COOKLEY GREEN
Post town	NR. HENLEY ON THAMES
County / Region	OXFORDSHIRE
UK Postcode	RG9 6EN
Country	ENGLAND
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	21 07 1956
Forename(s)	RICHARD DUNNELL
Surname	GILLINGWATER
Address	2 LICHFIELD ROAD, KEW
Post town	RICHMOND
County / Region	SURREY
UK Postcode	TW9 3JR
Country	ENGLAND
Nationality	British
Business occupation	Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Sir

Date of birth: Day 11 Month 10 Year 1932

Forename(s): SIR DENYS HARTLEY

Surname: HENDERSON

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

TREETOPS, EGHAMS CLOSE, FORTY GREEN ROAD

Post town: BEACONSFIELD

County / Region: BUCKINGHAMSHIRE

UK Postcode: HP9 1XN

Country: ENGLAND

Nationality: British

Business occupation: Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Mr

Date of birth: Day 10 Month 06 Year 1949

Forename(s): HAROLD EDWIN

Surname: KRUTH

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

APPARTMENT E, SELBY LODGE, CAMBRAY PLACE

Post town: CHELTENHAM

County / Region: GLOUCESTERSHIRE

UK Postcode: GL50 1JN

Country: ENGLAND

Nationality: AMERICAN

Business occupation: Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: MR

Date of birth: Day 18 Month 03 Year 1954

Forename(s): GRAHAM CARVELL

Surname: LOVE

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

SUGAR BAKER HOUSE, LOMBARD STREET, SHACKLEFORD

Post town: GODALMING

County / Region: SURREY

UK Postcode: GU8 6BH

Country: ENGLAND

Nationality: BRITISH

Business occupation: Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title:

Date of birth: Day 11 Month 03 Year 1967

Forename(s): NICHOLAS LAWRENCE

Surname: LUFF

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

6 SILVER LANE

Post town: PURLEY

County / Region: SURREY

UK Postcode: CR8 3HG

Country: ENGLAND

Nationality: British

Business occupation: Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title: DAME

Date of birth (Day Month Year): 0 2 1 1 1 9 3 9

Forename(s): LILIAN PAULINE

Surname: NEVILLE-JONES

Address: 11 SMITH TERRACE

Post town: LONDON

County / Region:

UK Postcode: SW3 4DL

Country: ENGLAND

Nationality: British

Business occupation: RETIRED

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title: Mr

Date of birth (Day Month Year): 0 9 0 8 1 9 5 4

Forename(s): TREVOR ADRIAN

Surname: WOOLLEY

Address: Room 213 Northumberland House, Northumberland Avenue

Post town: LONDON

County / Region:

UK Postcode: WC2N 5BP

Country:

Nationality: British

Business occupation: CIVIL SERVANT

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	0 9 1 2 1 9 6 6
Forename(s)	GLENN ALLEN
Surname	YOUNGKIN

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	1 TITE STREET		
Post town	LONDON		
County / Region		UK Postcode	SW3 4JU
Country	ENGLAND	**Nationality**	AMERICAN
Business occupation	Company Director		

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	
Date of birth (Day Month Year)	
Forename(s)	
Surname	

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address			
Post town			
County / Region		UK Postcode	
Country		**Nationality**	
Business occupation			

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
See attached schedule		
Totals		

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period	X	
A list of changes is enclosed		
A full list of shareholders is enclosed	X	

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed   **Date**

† Please delete as appropriate.

† a director / secretary

When you have signed the return send it with the fee to the Registrar of Companies.
Cheques should be made payable to **Companies House.**

This return includes 78 continuation sheets.
(enter number)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH,
HAMPSHIRE, GU14 0LX, ENGLAND

Tel

DX number DX exchange

BLUEPRINT 2000



Issued share capital
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Currency Pounds Sterling

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)*
1st Deferred	0	£0.00
2nd Deferred	0	£0.00
Convertible Pref	3,752,686	£37,526.86
Ordinary - C	450,135	£450,135.00
Ordinary - D	527,250	£527,250.00
Ordinary-A	7,700,981	£77,009.81
Ordinary-A Non Voting	425,960	£425,960.00
Ordinary-B	583,333	£5,833.33
Ordinary-B Non Voting	37,040	£37,040.00
Redeemable Cumulative Preference	37,500,000	£37,500,000.00
Totals	50,977,385	39,060,755.00



Issued share capital
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Currency Pounds Sterling

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
Special Share	1	£1.00
Totals	1	1.00



List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name BOB HELMAN Address METROPOLE BUILDING, LONDON UK postcode WC2N 5BL	£0.01 Convertible Pref Shares Held 1		
Name TREVOR ADRIAN WOOLLEY Address Room 213 Northumberland House, Northumberland Avenue, LONDON UK postcode WC2N 5BP	£0.01 Convertible Pref Shares Held 3,752,685		
Name Address UK postcode			



List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name ELIZABETH JAYNE ACKROYD Address FLAT 2, 8 PEACHFIELD ROAD, MALVERN, WORC, ENGLAND UK postcode WR14 4AR	£1.00 Ordinary - C Shares Held 900		
Name CHRISTOPHER ROY ALLEN Address 5 VENTRY CLOSE, ST MARKS AVENUE, SALISBURY, WILTS, ENGLAND UK postcode SP1 3ES	£1.00 Ordinary - C Shares Held 900		
Name CHRISTOPHER JAMES ALLMAN Address 72 CAYSER DRIVE, KINGSWOOD, MAIDSTONE, KENT, ENGLAND UK postcode ME17 3QF	£1.00 Ordinary - C Shares Held 750		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name SARAH LOUISE ANDERSEN Address 11 MAYFIELD ROAD, WOOBURN GREEN, HIGH WYCOMBE, BUCKINGHAMSHIRE, ENGLAND UK postcode HP10 0HG	£1.00 Ordinary - C Shares Held 900		
Name NEIL ANDREW Address SWANPOOL VILLA, FALMOUTH, CORNWALL, ENGLAND UK postcode TR11 5BB	£1.00 Ordinary - C Shares Held 900		
Name WILLIAM JAMES CHARLES ASHBY Address FLAT 7, BICKLEY COURT, SOUTHEY ROAD, LONDON, ENGLAND UK postcode SW19 1PN	£1.00 Ordinary - C Shares Held 750		
Name STEVEN ANTHONY ASHLEY Address 31 ALBERT PARK ROAD, MALVERN, WORC., ENGLAND UK postcode WR14 1HP	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)*: Class and number of shares or amount of stock transferred	Date of registration of transfer
Name DAVID ASHTON Address 5 GREENHILL DRIVE, MALVERN, WORCS, ENGLAND UK postcode WR14 2BW	£1.00 Ordinary - C Shares Held 750		
Name KEVIN MARK ATKINS Address 105A HALES ROAD, CHELTENHAM, GLOUCESTER, ENGLAND UK postcode GL52 6ST	£1.00 Ordinary - C Shares Held 900		
Name JEREMY MARTIN ATTREE Address DAFFODILL HOUSE, WORDSWORTH GREEN, MALVERN, WORC, ENGLAND UK postcode WR14 2UG	£1.00 Ordinary - C Shares Held 1,800		
Name KHALID AWAN Address 4 ALEXANDRA GARDENS, KNAPHILL, WOKING, SURREY, ENGLAND UK postcode GU21 2DG	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: MARK ANDREW BAGGOTT Address: THE NUTSHELL, CANON FROME, LEDBURY, HEREFORD & WORCESTER, ENGLAND UK postcode: HR8 2TB	£1.00 Ordinary - C Shares Held 900		
Name: ANDREW CHRISTIE BARKER Address: 58 WINTERSLOW ROAD, PORTON, SALISBURY, WILTS, ENGLAND UK postcode: SP4 0JU	£1.00 Ordinary - C Shares Held 750		
Name: DEREK LESLIE BARTER Address: BRIAR COTTAGE, BEETONS AVENUE, ASH, ALDERSHOT, HANTS, ENGLAND UK postcode: GU12 5DH	£1.00 Ordinary - C Shares Held 750		
Name: ANDREW STEPHEN BATES Address: ORCHARD COTTAGE, HOLLYBUSH LANE, LOWER SAPEY, CLIFTON UPON TEME, WORC, ENGLAND UK postcode: WR6 6HQ	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: GILLIAN PATRICIA BATES Address: ORCHARD COTTAGE, HOLLYBUSH LANE, LOWER SAPEY, CLIFTON UPON TEME, WORC, ENGLAND UK postcode: WR6 6HQ	£1.00 Ordinary - C Shares Held 900		
Name: ALEXANDER PETER BAYNHAM Address: TWIN OAKS, EGG LANE, CLAINES, WORCESTER, ENGLAND UK postcode: WR3 7SB	£1.00 Ordinary - C Shares Held 1,800		
Name: IAN ROBERT BEATON Address: 38 WOODCOTE GREEN, FLEET, HANTS, ENGLAND UK postcode: GU51 4EY	£1.00 Ordinary - C Shares Held 500		
Name: STUART ANTHONY WILLIAM BENNETT Address: 40 SILVESTER ROAD, WATERLOOVILLE, HANTS, ENGLAND UK postcode: PO8 8TL	£1.00 Ordinary - C Shares Held 500		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate) — Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: SIMON DAVID BENNETT Address: MANOR FARM HOUSE, MAIN STREET, WESTBURY, BRACKLEY, NORTHAMPTONSHIRE, ENGLAND UK postcode: NN13 5JR	£1.00 Ordinary - C Shares Held 1,800		
Name: STEPHEN COLIN BERRIMAN Address: HIGHFIELD FARM, PERRY, HUNTINGDON, CAMBS, ENGLAND UK postcode: PE28 0BN	£1.00 Ordinary - C Shares Held 750		
Name: DOUGLAS BERTRAM Address: 1 OAKLAND FARM COTTAGES, EVESHAM ROAD, BRICKLEHAMPTON, PERSHORE, WORCESTER, ENGLAND UK postcode: WR10 3JT	£1.00 Ordinary - C Shares Held 900		
Name: MARTIN ADRIAN BETT Address: ST GEORGES COTTAGE, HIGHFIELD ROAD, WEST BYFLEET, SURREY, ENGLAND UK postcode: KT14 6QX	£1.00 Ordinary - C Shares Held 18,500		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate) Class and number of shares or amount of stock transferred	Date of registration of transfer
Name CAROLINE JANE BETTS Address 19 LINDISFARNE PRIORY, GOLDINGTON, BEDFORDSHIRE, ENGLAND UK postcode MK41 0RE	£1.00 Ordinary - C Shares Held 900		
Name PETER RONALD BIRKETT Address 64 SALISBURY ROAD, FARNBOROUGH, HAMPSHIRE, ENGLAND UK postcode GU14 7AG	£1.00 Ordinary - C Shares Held 1,800		
Name ALASTAIR JOHN BISSET Address PARRS FARM, BROADWAY ROAD, WINCHCOMBE, CHELTENHAM, GLOUCESTERSHIRE, ENGLAND UK postcode GL54 5JJ	£1.00 Ordinary - C Shares Held 1,800		
Name RICHARD JOHN BLOTT Address BENNETTS, EASTERGATE LANE, EASTERGATE, CHICHESTER, WEST SUSSEX, ENGLAND UK postcode PO20 3SJ	£1.00 Ordinary - C Shares Held 750		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: LYNTON DAVID BOARDMAN Address: 1 CUMBERLAND CLOSE, LONDON, ENGLAND UK postcode: SW20 8AT	£1.00 Ordinary - C Shares Held 13,875		
Name: DAVID JOHN BOLTON Address: 8 PINE TREE GARDENS, COWPLAIN, WATERLOOVILLE, HANTS, ENGLAND UK postcode: PO8 8AE	£1.00 Ordinary - C Shares Held 1,800		
Name: STEPHEN ALEXANDER BOOTH Address: 12 OAKLANDS, CRADLEY, MALVERN, WORCESTERSHIRE, ENGLAND UK postcode: WR13 5LA	£1.00 Ordinary - C Shares Held 900		
Name: WILLIAM JOHN CHARLES BOWEN Address: PEWTRICE FARM, CASTLEMORTON, MALVERN, WORCS, ENGLAND UK postcode: WR13 6LT	£1.00 Ordinary - C Shares Held 750		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name STEVEN HENRY BOWNS Address 2 COATES DROVE, ISLEHAM, ELY, CAMBRIDGESHIRE, ENGLAND UK postcode CB7 5SG	£1.00 Ordinary - C Shares Held 1,800		
Name MARTIN WARREN BRAITHWAITE Address 13A UPHAM PARK ROAD, CHISWICK, LONDON, ENGLAND UK postcode W4 1PQ	£1.00 Ordinary - C Shares Held 900		
Name TIMOTHY FRANCIS BRIDGMAN Address WHISTLERS, 32 RAMSHILL, PETERSFIELD, HAMPSHIRE, ENGLAND UK postcode GU31 4AP	£1.00 Ordinary - C Shares Held 1,800		
Name STEVEN JONATHAN BRITTAN Address 11 FROST ROAD, LEDBURY, HEREFORDSHIRE, ENGLAND UK postcode HR82 2UW	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: CHRISTOPHER GILBERT BROOK Address: 24 OLD CASTLE ROAD, WEYMOUTH, DORSET, ENGLAND UK postcode: DT4 8QB	£1.00 Ordinary - C Shares Held 500		
Name: MELVYN RICHARD BROOKS Address: 6 LABURNUM CLOSE, WEYMOUTH, DORSET, ENGLAND UK postcode: DT4 9UQ	£1.00 Ordinary - C Shares Held 900		
Name: PAUL BROOKS Address: 7 BEECHWOOD CLOSE, CHURCH CROOKHAM, FLEET, HANTS UK postcode: GU51 5PT	£1.00 Ordinary - C Shares Held 900		
Name: GRAHAM TREVOR BROWN Address: 12 THE TYNES, STOKE HEATH, BROMSGROVE, WORCS, ENGLAND UK postcode: B60 3QQ	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name CHRISTOPHER JOHN BRUCE Address 18 HEMWOOD ROAD, WINDSOR, BERKSHIRE, ENGLAND UK postcode SL4 4YU	£1.00 Ordinary - C Shares Held 900		
Name MICHAEL HUGH BURNS Address 78 PRINCES ROAD, RICHMOND UPON THAMES, SURREY, ENGLAND UK postcode TW10 6DH	£1.00 Ordinary - C Shares Held 750		
Name ROBERT GERWYN BURROWS Address 15 BISHOPS DRIVE, SALISBURY, WILTSHIRE, ENGLAND UK postcode SP2 8NZ	£1.00 Ordinary - C Shares Held 900		
Name IAN TREVOR BUTTERWICK Address 15 SILVESTER WAY, FLEET, HANTS, ENGLAND UK postcode GU52 0TP	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: DOLORES CECELIA BYRNE Address: GREAT POSBROOK, POSBROOK LANE, FAREHAM, HANTS, ENGLAND UK postcode: PO14 4EZ	£1.00 Ordinary - C Shares Held 18,500		
Name: ROGER CADWALLADER Address: 25 GREENFIELD ROAD, DEVIZES, WILTS, ENGLAND UK postcode: SN10 5BP	£1.00 Ordinary - C Shares Held 750		
Name: CHRISTINE ANNE CAMBRIDGE Address: 36 NIXON COURT, CALLOW END, WORCESTER, WORCESTERSHIRE, ENGLAND UK postcode: WR2 4UU	£1.00 Ordinary - C Shares Held 900		
Name: RICHARD CAMBRIDGE Address: 36 NIXON COURT, CALLOW END, WORCESTER, WORCESTERSHIRE, ENGLAND UK postcode: WR2 4UU	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: IAN CHARLES CARMICHAEL Address: 138 LEIGH SINTON ROAD, MALVERN, WORCS, ENGLAND UK postcode: WR14 1LF	£1.00 Ordinary - C Shares Held 750		
Name: PATRICIA CLAIRE CARTER Address: 1 THE GARTH, NOADS WAY, DIBDEN PURLIEU, SOUTHAMPTON, ENGLAND UK postcode: SO45 4PB	£1.00 Ordinary - C Shares Held 1,800		
Name: MARY KATHLEEN CARVER Address: 5 CHIPSTEAD PARK, CHIPSTEAD, SEVENOAKS, KENT, ENGLAND UK postcode: TN13 2SL	£1.00 Ordinary - C Shares Held 18,500		
Name: NEIL FREDERICK CASSIDY Address: 6 PLUMMERS CROFT, DUNTON GREEN, SEVENOAKS, KENT, ENGLAND UK postcode: TN13 2TZ	£1.00 Ordinary - C Shares Held 500		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)*: Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: ANNETTE CHATTEN Address: 24 BARN LANE, OAKLEY, HAMPSHIRE, ENGLAND UK postcode: RG23 7HT	£1.00 Ordinary - C Shares Held 900		
Name: RICHARD JAMES CHISNALL Address: 212B WEST MALVERN ROAD, WEST MALVERN, WORCS, ENGLAND UK postcode: WR14 4BA	£1.00 Ordinary - C Shares Held 750		
Name: SARAH JANE CLARK Address: BEECH FARM, HARCOMBE, UPLYME, LYME REGIS, DORSET, ENGLAND UK postcode: DT7 3RN	£1.00 Ordinary - C Shares Held 1,800		
Name: JOHN COAD Address: THE PLECH, MUCH MARCLE, LEDBURY, HEREFORDSHIRE, ENGLAND UK postcode: HR8 2LY	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: PETER LEWIS COLE Address: 10 PRINCESS DRIVE, ALTON, HANTS, ENGLAND UK postcode: GU34 1QS	£1.00 Ordinary - C Shares Held 750		
Name: GRAHAM D COLEY Address: 17 THE DELL, VERNHAM DEAN, ANDOVER, ENGLAND UK postcode: SP11 0LF	£1.00 Ordinary - C Shares Held 9,250		
Name: CHRISTOPHER LESLIE COMMONS Address: 3 MIDDLE MEAD, HOOK, BASINGSTOKE, HANTS, ENGLAND UK postcode: RG27 9TE	£1.00 Ordinary - C Shares Held 900		
Name: CHRISTOPHER DREW COOMBER Address: 57 WELLINGTON ROAD, SANDHURST, BERKSHIRE, ENGLAND UK postcode: GU47 9AZ	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: CHARLES JOHN COOPER Address: 25 SILVER BIRCH AVENUE, FAREHAM, HANTS, ENGLAND UK postcode: PO14 1SZ	£1.00 Ordinary - C Shares Held 900		
Name: DAVID LESLIE COOPER Address: APARTMENT 7, SPRINGBANK, GRAHAM ROAD, MALVERN, WORCS, ENGLAND UK postcode: WR14 2HX	£1.00 Ordinary - C Shares Held 750		
Name: JOHN CHRISTOPHER COPLEY Address: 78 DUKES MEAD, FLEET, HANTS, ENGLAND UK postcode: GU51 4HE	£1.00 Ordinary - C Shares Held 900		
Name: ROBERT WILLIAM COPPARD Address: 2 PINNINGTON CLOSE, COLDEN COMMON, WINCHESTER, HANTS, ENGLAND UK postcode: SO21 1UR	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: JULIETTE MARGARET COX Address: 6 DUCHESS COURT, WEYBRIDGE, SURREY, ENGLAND UK postcode: KT13 9HN	£1.00 Ordinary - C Shares Held 900		
Name: EDWARD LYN DAVIES Address: 38 REGENT WAY, FRIMLEY, CAMBERLEY, SURREY, ENGLAND UK postcode: GU16 8NT	£1.00 Ordinary - C Shares Held 900		
Name: JOHN LEE DAVIES Address: 9 ORCHARD ROAD, HAMPTON, MIDDLESEX, ENGLAND UK postcode: TW12 2JJ	£1.00 Ordinary - C Shares Held 750		
Name: ANN PATRICIA DAVIS Address: WILLOW GRANGE, WELLAND, WORC, ENGLAND UK postcode: WR13 6NG	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: RICHARD JOHN DAVIS Address: SUNNYBANK COTTAGE, RYE MEADOWS, MUCH MARCLE, LEDBURY, HEREFORD & WORCS, ENGLAND UK postcode: HR8 2NH	£1.00 Ordinary - C Shares Held 1,800		
Name: STEPHEN JOHN DAVIS Address: 2 PALM GROVE, GUILDFORD, SURREY, ENGLAND UK postcode: GU1 1JP	£1.00 Ordinary - C Shares Held 900		
Name: ANDREW DAWSON-MADDOCKS Address: STABLE COTTAGE, TAN HOUSE, SOUTHEND LANE, MATHON, WORCS, ENGLAND UK postcode: WR13 5PB	£1.00 Ordinary - C Shares Held 900		
Name: MICHAEL ANTHONY DAY Address: 1 HOP POLE GREEN, LEIGH SINTON, MALVERN, WORCS, ENGLAND UK postcode: WR13 5DP	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: CHRISTOPHER MARTIN DENES Address: SUNNYSIDE, 55 ENGLISHCOOMBE LANE, BATH, ENGLAND UK postcode: BA2 2EE	£1.00 Ordinary - C Shares Held 750		
Name: JOHN A DENYER Address: 68 CLARENCE ROAD, FLEET, HANTS, ENGLAND UK postcode: GU51 3RY	£1.00 Ordinary - C Shares Held 1,800		
Name: ROBERTO VINCENZO DESIMONE Address: LEAMINGTON HOUSE, 9 MANBY ROAD, MALVERN, WORCS, ENGLAND UK postcode: WR14 3BD	£1.00 Ordinary - C Shares Held 1,800		
Name: MARK DOUGLAS-WITHERS Address: AVONHILL HOUSE, STONEHENGE ROAD, AMESBURY, SALISBURY, WILTS, ENGLAND UK postcode: SP4 7BA	£1.00 Ordinary - C Shares Held 750		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: MARTIN DOWNES Address: 31 EVELYN WAY, IRCHESTER, NORTHAMPTONSHIRE, ENGLAND UK postcode: NN29 7AP	£1.00 Ordinary - C Shares Held 900		
Name: LEWIS DOYLE Address: 14 SANDWICH ROAD, WORTHING, WEST SUSSEX, ENGLAND UK postcode: BN11 5NT	£1.00 Ordinary - C Shares Held 9,250		
Name: ANDREW DUGGAN Address: 100 YORK ROAD, FARNBOROUGH, HANTS, ENGLAND UK postcode: GU14 6NE	£1.00 Ordinary - C Shares Held 900		
Name: DAVID VICTOR DUNFORD Address: 25 EMPRESS AVENUE, FARNBOROUGH, HANTS, ENGLAND UK postcode: GU14 8LU	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: GAVIN ROSS DYER Address: SOUTHEND COTTAGE, UCKINGHALL, RIPPLE, TEWKESBURY, GLOUCESTERSHIRE, ENGLAND UK postcode: GL20 6ES	£1.00 Ordinary - C Shares Held 900		
Name: PEREGRINE RICHARD EASTAUGH Address: 2 BROADWATER ROAD, TWYFORD, READING, BERKS, ENGLAND UK postcode: RG10 0EX	£1.00 Ordinary - C Shares Held 1,800		
Name: WILLIAM De MALPAS EGERTON Address: NORTHDOWN FARMHOUSE, 106 SUTTON ROAD, SUTTON POYNTZ, DORSET, ENGLAND UK postcode: DT3 6LW	£1.00 Ordinary - C Shares Held 900		
Name: ROBERT WILLIAM ENGLAND Address: FLAT 5, 35 MANBY ROAD, MALVERN, HEREFORD & WORCS, ENGLAND UK postcode: WR14 3BD	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name STEVEN JOHN FARMER Address 26 TAMWORTH DRIVE, FLEET, HANTS, ENGLAND UK postcode GU51 2UW	£1.00 Ordinary - C Shares Held 750		
Name JOSEPHINE LAVINIA GEMMA FAWKES Address 32 MILSON ROAD, LONDON, ENGLAND UK postcode W14 0LJ	£1.00 Ordinary - C Shares Held 900		
Name GRAEME TWEEDY FERRERO Address 21 NEVILLE AVENUE, NEW MALDEN, SURREY, ENGLAND UK postcode KT3 4SN	£1.00 Ordinary - C Shares Held 18,500		
Name GERALD FOLEY Address 72 TENNYSON DRIVE, MALVERN, WORCS, ENGLAND UK postcode WR14 2TQ	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)*: Class and number of shares or amount of stock transferred	Date of registration of transfer
Name DAVID GALL Address TIDES REACH, MARINE WALK, MENGHAM RYTHE, HAYLING ISLAND, HANTS, ENGLAND UK postcode PO11 9PQ	£1.00 Ordinary - C Shares Held 900		
Name PETER ALAN GANGE Address 169 THE CLOSE, SALISBURY, WILTS, ENGLAND UK postcode SP1 2EZ	£1.00 Ordinary - C Shares Held 1,800		
Name RODNEY GARNETT Address 52 SOMERS ROAD, MALVERN LINK, HEREFORD & WORCS, ENGLAND UK postcode WR14 1JB	£1.00 Ordinary - C Shares Held 900		
Name PETER LOGAN GIBSON Address 34 SWAN WAY, CHURCH CROOKHAM, FLEET, HANTS, ENGLAND UK postcode GU51 5TT	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name DR SUKHDEV SINGH GILL Address THE FOUNTAIN, COURT ROAD, MALVERN, WORCESTERSHIRE, ENGLAND UK postcode WR14 3PN	£1.00 Ordinary - C Shares Held 900		
Name MICHAEL GILL Address HAMILTON HOUSE, 38 CHAMBERLAINE ROAD, WYKE REGIS, WEYMOUTH, DORSET, ENGLAND UK postcode DT4 9EY	£1.00 Ordinary - C Shares Held 500		
Name TIMOTHY RICHARD GILLMAN Address ANNECY, 23 MEDONTE CLOSE, FLEET, HANTS, ENGLAND UK postcode GU13 9NU	£1.00 Ordinary - C Shares Held 750		
Name LUISA BETHAN GODFREY Address 6 TAMWORTH DRIVE, FLEET, HANTS, ENGLAND UK postcode GU51 2UW	£1.00 Ordinary - C Shares Held 500		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate) Class and number of shares or amount of stock transferred	Date of registration of transfer
Name JUSTIN EDMUND GOODBODY Address HURST LEE, 2 HANLEY TERRACE, MALVERN , WORCS, ENGLAND UK postcode WR14 4 PF	£1.00 Ordinary - C Shares Held 900		
Name STEPHEN JOHN GOODENOUGH Address 382 PICHERSLEIGH ROAD, MALVERN, WORCS, ENGLAND UK postcode WR14 2QH	£1.00 Ordinary - C Shares Held 750		
Name PETER GOODING Address 7 LYMINGTON AVENUE, YATELEY, HANTS, ENGLAND UK postcode GU46 6EG	£1.00 Ordinary - C Shares Held 900		
Name GERARD ANTHONY GOWARD Address 40 PROSPECT ROAD, SURBITON, SURREY, ENGLAND UK postcode KT6 5PY	£1.00 Ordinary - C Shares Held 750		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name COLIN GRAFF Address 3 POW GREEN, BOSBURY, LEDBURY, HEREFORD & WORCS, ENGLAND UK postcode HR8 1JU	£1.00 Ordinary - C Shares Held 1,800		
Name CLIFFORD DAVID GRAINGER Address 3 MAPLE WOOD, BEDHAMPTON, HAVANT, HANTS, ENGLAND UK postcode PO9 3JB	£1.00 Ordinary - C Shares Held 900		
Name IAN DINGWALL GRANT Address 9 LODSWORTH CLOSE, WATERLOOVILLE, HANTS, ENGLAND UK postcode PO8 0XW	£1.00 Ordinary - C Shares Held 500		
Name AMANDA JUDITH GREEN Address 9 MASDAR GARDENS, FINCHAMPSTEAD, WOKINGHAM, BERKS, ENGLAND UK postcode RG40 4HQ	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name DAVID GREENHALGH Address 5 WALNUT CRESCENT , MALVERN, WORCS, ENGLAND UK postcode WR14 4AX	£1.00 Ordinary - C Shares Held 1,800		
Name SIMON ALEXANDER HARDAKER Address 84 THE BROW, WIDLEY, WATERLOOVILLE, HANTS, ENGLAND UK postcode PO7 5DA	£1.00 Ordinary - C Shares Held 900		
Name CLIVE RICHARD HARDING Address 27 ESTON AVENUE, MALVERN, WORCS, ENGLAND UK postcode WR14 2SR	£1.00 Ordinary - C Shares Held 1,800		
Name ALAN HASKELL Address 6 GRANTLEY DRIVE, FLEET, HANTS, ENGLAND UK postcode GU52 7SA	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: CHARLES MICHAEL HENDERSON Address: 23 THE MOORLANDS, MALVERN, WORCS, ENGLAND UK postcode: WR14 4PS	£1.00 Ordinary - C Shares Held 500		
Name: STEPHEN JOHN HENDON Address: 3 HIGH STREET, SOUTHWELL, PORTLAND, DORSET, ENGLAND UK postcode: DT5 2EH	£1.00 Ordinary - C Shares Held 900		
Name: ANTHONY WILLIAM HIGGS Address: 14 COLLEGE GROVE, MALVERN, WORC, ENGLAND UK postcode: WR14 3HP	£1.00 Ordinary - C Shares Held 900		
Name: RICHARD CHARLES HILL Address: 125 FAIRVIEW ROAD, STEVENAGE, HERTFORDSHIRE, ENGLAND UK postcode: SG1 2NP	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: DUNCAN HINE Address: GLENRUE, 6 BUTT LANE CLOSE, HINCKLEY, LEICESTERSHIRE, ENGLAND UK postcode: LE10 1LF	£1.00 Ordinary - C Shares Held 1,800		
Name: MICHAEL JOHN HINTON Address: SAN MIGUEL, OLD SCHOOL LANE, RYARSH, WEST MALLING, KENT, ENGLAND UK postcode: ME19 5LP	£1.00 Ordinary - C Shares Held 1,800		
Name: CHRISTOPHER JOHN HITCHEN Address: 35 BRAMLING AVENUE, YATELEY, HANTS, ENGLAND UK postcode: GU46 6NX	£1.00 Ordinary - C Shares Held 300		
Name: ALISON MERYL HODGE Address: 11 MONNOW CLOSE, MALVERN, WORCS, ENGLAND UK postcode: WR14 2XQ	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name NEIL ROBIN HOGG Address ORION, BEECH HILL ROAD, HEADLEY, BORDON, HANTS, ENGLAND UK postcode GU35 8DN	£1.00 Ordinary - C Shares Held 900		
Name ADRIAN NIGEL HOLMES Address WELL COTTAGE, LONGLEY GREEN, SUCKLEY, WORCS, ENGLAND UK postcode WR6 5DU	£1.00 Ordinary - C Shares Held 1,800		
Name PETER JAMES HONEY Address 9 PINNACLES, WALTHAM ABBEY, ESSEX, ENGLAND UK postcode EN9 1TG	£1.00 Ordinary - C Shares Held 900		
Name BRENT HUDSON Address SOUTH STOKE HOUSE, WATERBEACH, CAMBRIDGE, ENGLAND UK postcode CB5 9HR	£1.00 Ordinary - C Shares Held 5,000		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: ADRIAN HUGGINS Address: 11 SEFTON CLOSE, WORTHING, WEST SUSSEX, ENGLAND UK postcode: BN13 2RT	£1.00 Ordinary - C Shares Held 900		
Name: ROGER MCDONALD HUNT Address: SILVERDALE, 28 ST PETERS ROAD, MALVERN, WORCS, ENGLAND UK postcode: WR14 1QS	£1.00 Ordinary - C Shares Held 750		
Name: DAVID JULIAN HUTBER Address: 38 PRIORY ROAD, MALVERN, WORCS, ENGLAND UK postcode: WR14 3DN	£1.00 Ordinary - C Shares Held 900		
Name: PETER JOHN HUTTON Address: 114 MERLAND RISE, TADWORTH, SURREY, ENGLAND UK postcode: KT20 5JD	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name FREDERICK CUNLIFFE III Address 79 TRINIDAD DRIVE, TIBURON, CA 94920, USA UK postcode	£1.00 Ordinary - C Shares Held 750		
Name MICHAEL JOHN JACKSON Address 2 HILLSIDE, LOWER ROAD, COOKHAM, MAIDENHEAD, BERKS, ENGLAND UK postcode SL6 9HL	£1.00 Ordinary - C Shares Held 1,800		
Name TIMOTHY CLIVE JANES Address THE BEECHLANDS, HOLYWELL ROAD, MALVERN WELLS, WORCS, ENGLAND UK postcode WR14 4LE	£1.00 Ordinary - C Shares Held 1,800		
Name ANDREW SIMON JEACOCK Address SANDRINGHAM COTTAGE, 1 ALBERT ROAD, EPSOM, SURREY, ENGLAND UK postcode KT17 4EQ	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: PETER JENKINS Address: BARN OWL COTTAGE, DAISY GREEN, GREAT ASHFIELD, BURY ST EDMUNDS, SUFFOLK, ENGLAND UK postcode: IP31 3HX	£1.00 Ordinary - C Shares Held 750		
Name: PETER LESLIE JONES Address: 5 HERBS END, COVE, FARNBOROUGH, HANTS, ENGLAND UK postcode: GU14 9YD	£1.00 Ordinary - C Shares Held 900		
Name: IAIN RICHARD BOYD KENNEDY Address: 6/1 PILRIG COTTAGES, EDINBURGH, SCOTLAND UK postcode: EH6 5DF	£1.00 Ordinary - C Shares Held 900		
Name: JAMES MICHAEL KIRBY Address: 16 MURRAY CLOSE, BISHOPS CLEEVE, CHELTENHAM, GLOS, ENGLAND UK postcode: GL52 8XE	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: STEPHEN CLYDE LAKE Address: 1 MORNINGSIDE CLOSE, PESTBURY, CHELTENHAM, GLOUCESTER, ENGLAND UK postcode: GL52 3BY	£1.00 Ordinary - C Shares Held 1,800		
Name: GREGORY PETER LAMB Address: 21 ITCHENOR ROAD, HAYLING ISLAND, ENGLAND UK postcode: PO11 9SN	£1.00 Ordinary - C Shares Held 750		
Name: STEPHEN DAVID ARMSTRONG LANSLEY Address: HOLDENS FARM, SHAFTESBURY LANE, EAST KNOYLE, SALISBURY, WILTS, ENGLAND UK postcode: SP3 6DD	£1.00 Ordinary - C Shares Held 750		
Name: PHILIP WILLIAM LAWS Address: 1 VINE GROVE, TEMPLECOMBE, SOMERSET, ENGLAND UK postcode: BA8 0JU	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: FIONA JANE LEWINTON Address: TARAKAN, NORTHGATE DRIVE, CAMBERLEY, SURREY, ENGLAND UK postcode: GU15 2AP	£1.00 Ordinary - C Shares Held 500		
Name: ROBERT DOUGLAS LEWIS Address: 18 BRENCHLEY CLOSE, PORTCHESTER, FAREHAM, HANTS, ENGLAND UK postcode: PO16 9DQ	£1.00 Ordinary - C Shares Held 500		
Name: RICHARD GRAHAM LEY Address: 3 THE MOUNT, OATLANDS DRIVE, WEYBRIDGE, SURREY, ENGLAND UK postcode: KT13 9LT	£1.00 Ordinary - C Shares Held 1,800		
Name: IAN ROY LINSDELL Address: 2 BORDERSIDE, YATELEY, HANTS, ENGLAND UK postcode: GU4 6LJ	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name ROBERT LITTLE Address 6 FARMCOTE, HILLESLEY, GLOUCESTERSHIRE, ENGLAND UK postcode GL12 7RP	£1.00 Ordinary - C Shares Held 1,800		
Name STEPHEN LUCKHURST Address 6 RYDAL DRIVE, CHURCH CROOKHAM, FLEET, HAMPSHIRE, ENGLAND UK postcode GU52 6RP	£1.00 Ordinary - C Shares Held 9,250		
Name JOANNE MACDONALD Address 26 WALTON LANE, WEYBRIDGE, SURREY, ENGLAND UK postcode KT13 8LY	£1.00 Ordinary - C Shares Held 900		
Name MURDO MACDONALD Address PARK COTTAGE, DUISDEIL MOR, SLEAT, ISLE OF SKYE UK postcode IV43 8QX	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name TIMOTHY FREDERICK MADDOCK Address THE COACH HOUSE, PROSPECT ROAD, BATH, ENGLAND UK postcode BA2 6AY	£1.00 Ordinary - C Shares Held 900		
Name IAN DONALD RICHARD MAKIN Address 4 THE MOORLANDS, MALVERN, WORCS, ENGLAND UK postcode WR14 4PS	£1.00 Ordinary - C Shares Held 500		
Name JOHN LESLIE MATHER Address UPPER HOUSE, ASHPERTON, LEDBURY, HEREFORD & WORCS, ENGLAND UK postcode HR8 2SA	£1.00 Ordinary - C Shares Held 900		
Name ANDREW MERVYN MATTHEWS Address 15 LOCKYER CLOSE, NEWTON AYCLIFFE, CO DURHAM, ENGLAND UK postcode DL5 7QZ	£1.00 Ordinary - C Shares Held 750		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: JONATHAN MICHAEL MAYBURY Address: 18 SWALEDALE GARDENS, FLEET, HANTS, ENGLAND UK postcode: GU51 2TE	£1.00 Ordinary - C Shares Held 900		
Name: ANDREW JOHN MICHAEL Address: 6 SENNEN PLACE, PORT SOLENT, PORTSMOUTH, HANTS, ENGLAND UK postcode: PO6 4SZ	£1.00 Ordinary - C Shares Held 750		
Name: ANDREW JONATHAN MIDDLETON Address: 125 PICKERSLEIGH ROAD, MALVERN, WORCS, ENGLAND UK postcode: WR14 2LF	£1.00 Ordinary - C Shares Held 1,800		
Name: RICHARD JOHN MIDDLETON Address: 16 THORNBURY LANE, CHURCH HILL NORTH, REDDITCH, HEREFORD & WORCS, ENGLAND UK postcode: B98 8SG	£1.00 Ordinary - C Shares Held 750		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name NIGEL JOHN MILLS Address GREEN WILLOW, READING ROAD NORTH, FLEET, HANTS, ENGLAND UK postcode GU51 4HP	£1.00 Ordinary - C Shares Held 1,800		
Name DAVID ROY MOORE Address 2 BERKELEY CLOSE, FLEET, HAMPSHIRE, ENGLAND UK postcode GU13 9BX	£1.00 Ordinary - C Shares Held 900		
Name ALAN GEORGE MORPETH Address 3 BEECH CLOSE, PORTON, SALISBURY, WILTS, ENGLAND UK postcode SP4 0NP	£1.00 Ordinary - C Shares Held 900		
Name BRIAN MORTIMER Address 59 DUKES MEAD, FLEET, HANTS, ENGLAND UK postcode GU13 8HD	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name JOHN MORTON Address 129 HIGH STREET, ODIHAM, HANTS, ENGLAND UK postcode RG29 1NW	£1.00 Ordinary - C Shares Held 1,800		
Name GERALD NEWBERY Address THE ELMS, ALMA WAY, FARNHAM, SURREY, ENGLAND UK postcode GU9 0QN	£1.00 Ordinary - C Shares Held 1,800		
Name SUZANNE LOUISE OAKLEY Address 55 FOWLER ROAD, FARNBOROUGH, HANTS, ENGLAND UK postcode GU14 0BN	£1.00 Ordinary - C Shares Held 900		
Name CATHERINE ANN OCARROLL Address 21 NORTHCOTE ROAD, FARNBOROUGH, HANTS, ENGLAND UK postcode GU14 9EA	£1.00 Ordinary - C Shares Held 360		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: MICHAEL VICTOR O'CONNOR Address: 22 ELMBRIDGE DRIVE, SHIRLEY, SOLIHULL, WEST MIDLANDS, ENGLAND UK postcode: B90 4YP	£1.00 Ordinary - C Shares Held 1,800		
Name: ANTHONY MICHAEL OLIVER Address: SILVANA , CANADA RISE, MARKET LAVINGTON, WILTS, ENGLAND UK postcode: SN10 4AD	£1.00 Ordinary - C Shares Held 900		
Name: STEPHEN JAMES OSTERCAMP Address: IMP DELL, 5 THE LINCOLNS, LITTLE KINGSHILL, BUCKS, ENGLAND UK postcode: HP16 0EH	£1.00 Ordinary - C Shares Held 500		
Name: MARK JOHN PALETHORPE Address: BROMSBERROW COURT, ALBRIGHT LANE, BROMSBERROW, HERTFORDSHIRE, ENGLAND UK postcode:	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (*if appropriate*) Class and number of shares or amount of stock transferred	Date of registration of transfer
Name WILLIAM DAVID PALMER Address 34 OLD WYCHE ROAD, MALVERN, WORCS, ENGLAND UK postcode WR14 4EP	£1.00 Ordinary - C Shares Held 900		
Name JAMES VINCENT PANTER Address 2 SCHOOL ROAD, ST JOHNS, WORCESTER, ENGLAND UK postcode WR2 4HF	£1.00 Ordinary - C Shares Held 900		
Name GORDON KENNETH SYDNEY PARDY Address 35 BISHOPS MEAD, LAVERSTOCK, SALISBURY, WILTS, ENGLAND UK postcode SP1 1RU	£1.00 Ordinary - C Shares Held 750		
Name SIMON PETER PARKINSON Address 1 GARDEN COTTAGES, BORDEN VILLAGE, MILLAND, LIPHOOK, HANTS, ENGLAND UK postcode GU30 7JZ	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name DAVID CHARLES PASK Address 22 BREWERS CLOSE, FARNBOROUGH, HANTS, ENGLAND UK postcode GU14 8NR	£1.00 Ordinary - C Shares Held 1,800		
Name CHRISTOPHER JOHN PEEL Address 26 ALTON ROAD, FLEET, HANTS, ENGLAND UK postcode GU51 3HN	£1.00 Ordinary - C Shares Held 1,800		
Name JUDITH RACHEL PEEL Address CONNEMARA, GROVE ROAD, BEACON HILL, HINDHEAD, SURREY, ENGLAND UK postcode GU26 6QP	£1.00 Ordinary - C Shares Held 500		
Name DAVID BRIAN PELL Address WHITE GABLES, LONDON ROAD, BALCOMBE, HAYWARDS HEATH, WEST SUSSEX, ENGLAND UK postcode RH17 6HS	£1.00 Ordinary - C Shares Held 750		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name DAVID EDWARD PENNY Address MILL SPRINGS, BRIDGE INN LANE, PRESTON, WEYMOUTH, DORSET, ENGLAND UK postcode DT3 6DB	£1.00 Ordinary - C Shares Held 900		
Name MICHAEL FREDERICK PHILLIPS Address 26 HOLLYTREE GARDENS, FRIMLEY, SURREY, ENGLAND UK postcode GU16 5EL	£1.00 Ordinary - C Shares Held 750		
Name IAN WATSON PIRIE Address 15 CALCOT COURT, CALCOT, READING, BERKS, ENGLAND UK postcode RG31 7RW	£1.00 Ordinary - C Shares Held 1,800		
Name KEITH CHARLES PITMAN Address 23 BETTERIDGE DRIVE, ROWNHAMS, SOUTHAMPTON, ENGLAND UK postcode SO16 8LE	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name BRIAN PETER PLAYER Address 24 MARSTON ROAD, FARNHAM, SURREY, ENGLAND UK postcode GU9 7BN	£1.00 Ordinary - C Shares Held 750		
Name MARTIN SHAUN POCOCK Address 33 COWLEIGH BANK, MALVERN, WORCS, ENGLAND UK postcode WR14 1QP	£1.00 Ordinary - C Shares Held 900		
Name DENIS LOUIS PRAGER Address 55 HILLCROFT CRESCENT, LONDON, ENGLAND UK postcode W5 2SG	£1.00 Ordinary - C Shares Held 1,800		
Name ROBERT JOHN PRESTON Address 26 LATIMER ROAD, GODALMING, SURREY, ENGLAND UK postcode GU7 1BW	£1.00 Ordinary - C Shares Held 500		


BLUEPRINT
2000

CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name AMANDA JANE PRICE Address 12 OAKMEAD, BRAMLEY, TADLEY, HAMPSHIRE, ENGLAND UK postcode RG26 5JD	£1.00 Ordinary - C Shares Held 1,800		
Name CHARLES JOHN RADFORD Address 19 TEME AVENUE, BARNARDS GREEN, MALVERN, WORCS, ENGLAND UK postcode WR14 2XA	£1.00 Ordinary - C Shares Held 900		
Name ALLYSON PATRICIA CATHERINE REED Address THE GATE HOUSE, READING ROAD, UPTON, DIDCOT, OXON, ENGLAND UK postcode OX11 9HP	£1.00 Ordinary - C Shares Held 1,800		
Name GEORGE EDWARD ANTHONY REID Address 82 MANOR ROAD, FARNBOROUGH, HANTS, ENGLAND UK postcode GU14 7HL	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: IAN PAUL REID Address: 201 LONDON ROAD, HOLLYBOURNE, ALTON, HANTS, ENGLAND UK postcode: GU34 4EY	£1.00 Ordinary - C Shares Held 1,800		
Name: HEDLEY RHODES Address: 5 KIEL DRIVE, ANDOVER, HANTS, ENGLAND UK postcode: SP10 4ND	£1.00 Ordinary - C Shares Held 900		
Name: THOMAS DAVID RHODES Address: 8 PRIORY CRESCENT, GRANGE OVER SANDS, CUMBRIA, ENGLAND UK postcode: LA11 7BL	£1.00 Ordinary - C Shares Held 500		
Name: GAVIN WAYNE RICHARDSON Address: MADISON HOUSE, PALE LANE, WINCHFIELD, HANTS, ENGLAND UK postcode: RG27 8SW	£1.00 Ordinary - C Shares Held 18,500		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name PETER JOHN RICHARDSON Address LITTLE ORCHARD, ST JOHNS ROAD, MORTIMER, READING, BERKS, ENGLAND UK postcode RG7 3TR	£1.00 Ordinary - C Shares Held 900		
Name CHRISTOPHER JAMES RIGDEN Address PROSPECT COTTAGE, KINGSLEY COMMON, KINGSLEY, BORDON, HAMPSHIRE, ENGLAND UK postcode GU35 9NF	£1.00 Ordinary - C Shares Held 1,800		
Name ROBERT RINGROSE Address 34 THE LILACS, ELIZABETH PARK, BARKHAM, WOKINGHAM, BERKS, ENGLAND UK postcode RG41 4UT	£1.00 Ordinary - C Shares Held 900		
Name GARY ROBSON Address 62 ST PETERS AVENUE, CAVERSHAM, READING, BERKS, ENGLAND UK postcode RG4 7DH	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name JULIAN JAMES ROSE Address 52 PRIMROSE CRESCENT, WORCESTER, WORCS, ENGLAND UK postcode WR5 3HT	£1.00 Ordinary - C Shares Held 900		
Name CHRISTOPHER FRANK ROZELAAR Address 24 CLARENCE ROAD, MALVERN, WORCS., ENGLAND UK postcode WR14 3EH	£1.00 Ordinary - C Shares Held 1,800		
Name DEBORAH ANN SALISBURY Address 84 WELLESLEY CLOSE, ASH VALE, ALDERSHOT, HANTS, ENGLAND UK postcode GU12 5SP	£1.00 Ordinary - C Shares Held 900		
Name JONATHAN ANDREW SALKEID Address 17 HANBURY PARK ROAD, WORCESTER, WORCS, ENGLAND UK postcode WR2 4PG	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name THOMAS NEVILLE WALTON SALKELD Address 9 HARTISMERE ROAD, FULHAM, LONDON, ENGLAND UK postcode SW6 7TS	£1.00 Ordinary - C Shares Held 9,250		
Name LESLIE THOMAS JAMES SALMON Address 15 GORSEWAY, FLEET, HANTS, ENGLAND UK postcode GU52 7NA	£1.00 Ordinary - C Shares Held 1,500		
Name JON CHARLES SALTMARSH Address 3 DUKES RIDE, SILCHESTER, READING, BERKS, ENGLAND UK postcode RG7 2PX	£1.00 Ordinary - C Shares Held 900		
Name STEPHEN LANCE SHERIDAN Address 19 SALISBURY HOUSE, BESSBOROUGH GARDENS, LONDON, ENGLAND UK postcode SW1V 2JQ	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name STEPHEN JOHN WALTER SHRUBB Address 19 BIRCHWOOD ROAD, MALVERN LINK, WORCS, ENGLAND UK postcode WR14 1LD	£1.00 Ordinary - C Shares Held 750		
Name CAROLINE JANE SLIM Address CHERRY TREE LODGE, 4 SHRUBBS LANE, ROWLEDGE, FARNHAM, SURREY, ENGLAND UK postcode GU10 4AZ	£1.00 Ordinary - C Shares Held 900		
Name ALLEN TREVOR SMITH Address THREEWAYS, SALISBURY ROAD, SHREWTON, SALISBURY, WILTS, ENGLAND UK postcode SP3 4EE	£1.00 Ordinary - C Shares Held 900		
Name KEITH ANDREW SMITH Address 97 CANTERBURY ROAD , FARNBOROUGH, HANTS, ENGLAND UK postcode GU14 6QN	£1.00 Ordinary - C Shares Held 750		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: ROBERT WILLIAM MACLAUGHLIN SMITH Address: MAYFIELD, 14 GRUNDYS LANE, MALVERN WELLS, WORCS, ENGLAND UK postcode: WR14 4HS	£1.00 Ordinary - C Shares Held 900		
Name: STEPHEN NIXON SPARK Address: THE MANSE, CHAPEL CLOSE, LEIGH SINTON, WORCS, ENGLAND UK postcode: WR13 5DZ	£1.00 Ordinary - C Shares Held 900		
Name: NEIL SPARSHOTT Address: 5 SUFFOLK CLOSE, BAGSHOT, SURREY, ENGLAND UK postcode: GU19 5RD	£1.00 Ordinary - C Shares Held 900		
Name: COLIN SPEARS Address: 4 UPTON GREY DRIVE, FLEET, HANTS, ENGLAND UK postcode: GU51 1EG	£1.00 Ordinary - C Shares Held 1,800		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name PAUL BRIAN SPICER Address 10 MCNAUGHTON CLOSE, SOUTHWOOD, FARNBOROUGH, HANTS, ENGLAND UK postcode GU14 0PX	£1.00 Ordinary - C Shares Held 900		
Name CHRYS STEVENSON Address 77 SUTHERLAND CHASE, ASCOT, BERKS, ENGLAND UK postcode SL5 8TE	£1.00 Ordinary - C Shares Held 900		
Name PETER SIMON TANNER Address 7 EAST GOMELDON ROAD, SALISBURY, WILTS, ENGLAND UK postcode SP4 6LA	£1.00 Ordinary - C Shares Held 900		
Name RUSSELL GUY TAYLOR Address 251 NEW HYTHE LANE, LARKFIELD, AYLESFORD, KENT, ENGLAND UK postcode ME20 6PU	£1.00 Ordinary - C Shares Held 750		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name GARY DAVID THOMPSON Address 7 AGGS CLOSE, GOTHERINGTON, CHELTENHAM, GLOUCESTERSHIRE, ENGLAND UK postcode GL52 9HD	£1.00 Ordinary - C Shares Held 900		
Name ALAN GRANT THREADGOLD Address 39 WINDRUSH CRESCENT, MALVERN, WORCESTERSHIRE, ENGLAND UK postcode WR14 2XG	£1.00 Ordinary - C Shares Held 1,800		
Name ANDREW VINCENT TOMS Address 15 WYNFORD ROAD, LOWER PARKSTONE, POOLE, DORSET, ENGLAND UK postcode BH14 8PG	£1.00 Ordinary - C Shares Held 900		
Name GRAHAM TOPLEY Address 19 SHERWOOD WAY, WEST WICKHAM, KENT, ENGLAND UK postcode BR4 9PB	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: ANDREW SHAUN TREEN Address: 9 SHAW PIGHTLE, HOOK, HANTS, ENGLAND UK postcode: RG27 9SR	£1.00 Ordinary - C Shares Held 900		
Name: DAVID ALLEN TREWREN Address: BAHDIN, SALISBURY ROAD, SHREWTON, WILTS, ENGLAND UK postcode: SP3 4EQ	£1.00 Ordinary - C Shares Held 900		
Name: RICHARD LESLIE TRUMPER Address: 3 BEECH ROAD, CLANFIELD, HANTS, ENGLAND UK postcode: PO8 0LH	£1.00 Ordinary - C Shares Held 750		
Name: AMANDA TURNER Address: 17 CROFT ROAD, EVESHAM, WORCS, ENGLAND UK postcode: WR11 4NE	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: HELEN JANE TURNER Address: 23 GOLDNEY ROAD, CAMBERLEY, SURREY UK postcode: GU15 1EZ	£1.00 Ordinary - C Shares Held 1,800		
Name: ERNEST WILLIAM TYACK Address: ROUGHWOOD HOUSE, CALTHORPE ROAD, FLEET, HANTS, ENGLAND UK postcode: GU51 4LN	£1.00 Ordinary - C Shares Held 1,800		
Name: DUNCAN NORMAN VALENTINE Address: THE FORMER PARSONAGE, BRAFIELD ON THE GREEN, NORTHAMPTON, NORTHANTS, ENGLAND UK postcode: NN7 1BA	£1.00 Ordinary - C Shares Held 18,500		
Name: GERALD JONATHAN VOLLER Address: 83 GREENWAYS , FLEET, HANTS, ENGLAND UK postcode: GU52 7XD	£1.00 Ordinary - C Shares Held 250		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name JOHN DEREK WADE Address ELWORTH FARMHOUSE, WEST ELWORTH, PORTESHAM, DORSET, ENGLAND UK postcode DT3 4HF	£1.00 Ordinary - C Shares Held 1,800		
Name LINDA LOUISE WALDEN Address 3 RICHMOND TERRACE, SHERNFOLD PARK, FRANT, WEST SUSSEX, ENGLAND UK postcode TN3 9DL	£1.00 Ordinary - C Shares Held 900		
Name MICHAEL ARTHUR JOHN WALTERS Address 1 BENDENG CLOSE, ELVETHAM HEATH, FLEET, HANTS, ENGLAND UK postcode GU51 1ET	£1.00 Ordinary - C Shares Held 1,800		
Name PHILIP ROBERT IAN WANSBROUGH Address 59 WORDSWORTH AVENUE, YATELEY, HAMPSHIRE, ENGLAND UK postcode GU46 6YR	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (*if appropriate*) Class and number of shares or amount of stock transferred	Date of registration of transfer
Name JEREMY STUART WARD Address 37 CARTWRIGHT AVENUE, WORCESTER, WORCS, ENGLAND UK postcode WR4 0NZ	£1.00 Ordinary - C Shares Held 750		
Name PATRICK ARTHUR WARD Address 11 HIBISCUS GROVE, BORDON, HANTS, ENGLAND UK postcode GU35 0XA	£1.00 Ordinary - C Shares Held 900		
Name COLIN JOHN WATERS Address 61 VICTORIA ROAD, FLEET, HANTS, ENGLAND UK postcode GU13 8DW	£1.00 Ordinary - C Shares Held 900		
Name MICHAEL JOHN WATSON Address 3 HAMBLEDON ROAD, MILLCROSS, DENMEAD, WATERLOOVILLE, HAMPSHIRE, ENGLAND UK postcode PO7 6QG	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name DOUGLAS RUSSELL WEBB Address BLACKBERRY BARN, 4 LIDCOTE, DUNTON, BUCKS, ENGLAND UK postcode MK18 3RY	£1.00 Ordinary - C Shares Held 10,000		
Name EDWARD THOMAS WEDLAKE Address 46 WINDERMERE WAY, FARNHAM, SURREY, ENGLAND UK postcode GU9 0DE	£1.00 Ordinary - C Shares Held 900		
Name RICHARD JOHN WEEKS Address 4 PEDDLARS GROVE, YATELEY, HANTS, ENGLAND UK postcode GU46 6AS	£1.00 Ordinary - C Shares Held 1,800		
Name PAUL WELLS Address 2 MIDDLE ROAD, ST JOHNS, WORCESTER, WORCS, ENGLAND UK postcode WR2 4HT	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name CHRISTOPHER LAWRENCE WEST Address 18 CHASE ROAD, UPPER WELLAND, MALVERN WELLS, WORCS, ENGLAND UK postcode WR14 4JY	£1.00 Ordinary - C Shares Held 1,800		
Name JONATHAN DOUGLAS WHITE Address 3 ROSEBANK STEADING, UDNY, ELLON, ABERDEENSHIRE, ENGLAND UK postcode AB41 7RP	£1.00 Ordinary - C Shares Held 750		
Name PAUL JAMES WHITELEGG Address GLANRAFON, LLANBEDR, GWYNEDD UK postcode LL45 2HH	£1.00 Ordinary - C Shares Held 900		
Name ALUN HENRY WILLIAMS Address FIRS LODGE, 43 FIRS ROAD, FIRSDOWN, SALISBURY, WILTS, ENGLAND UK postcode SP5 1SJ	£1.00 Ordinary - C Shares Held 18,500		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: ANNE MARIE LEONIE JULIA WILLIAMS Address: 3 BEECHWOOD MANOR, BEECHWOOD AVENUE, WEYBRIDGE, SURREY, ENGLAND UK postcode: KT13 9TT	£1.00 Ordinary - C Shares Held 900		
Name: SUSAN ELIZABETH WILLIAMS Address: 6 FOSTERS BUSHES, AMESBURY, SALISBURY, WILTSHIRE, ENGLAND UK postcode: SP4 7SG	£1.00 Ordinary - C Shares Held 1,800		
Name: JEREMY GRAHAM NAPIER WILLIAMS Address: 78 FERNSIDE ROAD, LONDON, ENGLAND UK postcode: SW12 8LJ	£1.00 Ordinary - C Shares Held 1,800		
Name: ANDREW RICHARD WILLIS Address: ROSEMARY COTTAGE, 28 PITFOLD AVENUE, HASLEMERE, SURREY, ENGLAND UK postcode: GU27 1PN	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name MICHAEL DEREK WOODHOUSE Address BRACKEN, 147 BRIDGNORTH ROAD, STOURTON, STOURBRIDGE, WEST MIDLANDS, ENGLAND UK postcode DY7 6RY	£1.00 Ordinary - C Shares Held 900		
Name JOHN WOODWARD Address 39 THE DRIVE, COLLETTS GREEN, POWICK, WORCESTER, WORCS, ENGLAND UK postcode WR2 4SA	£1.00 Ordinary - C Shares Held 500		
Name MICHAEL JOHN WRIGHT Address 106A CONNAUGHT ROAD, FLEET, HANTS, ENGLAND UK postcode GU51 3QX	£1.00 Ordinary - C Shares Held 900		
Name STUART CHARLES WRIGHT Address MISTY PINES, HEADLEY ROAD, GRAYSHOTT, HINDHEAD, SURREY, ENGLAND UK postcode GU26 6JL	£1.00 Ordinary - C Shares Held 900		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name ANDREW JAMES YARROW Address 52 CRAIL CLOSE, WOKINGHAM, BERKS, ENGLAND UK postcode RG41 2PZ	£1.00 Ordinary - C Shares Held 900		
Name Address UK postcode			
Name Address UK postcode			
Name Address UK postcode			



List of past and present shareholders
Schedule to form 363a

CHFP010 **Company Number** 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

- ➤ Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- ➤ You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- ➤ List the company shareholders in alphabetical order or provide an index
- ➤ List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name DAVID ALEXANDER ANDERSON Address 14 NAPIER GARDENS, GUILDFORD, SURREY, ENGLAND UK postcode GU1 2PG	£1.00 Ordinary - D Shares Held 32,375		
Name DEREK HEDLEY BARNES Address NORTHWOOD, 26 PEACHFIELD ROAD, MALVERN, WORC, ENGLAND UK postcode WR14 4AP	£1.00 Ordinary - D Shares Held 32,375		
Name JOHN ROLAND LYNDHURST BRADDELL Address 1 CHOLMONDELEY WALK, RICHMOND, SURREY, ENGLAND UK postcode TW9 1NS	£1.00 Ordinary - D Shares Held 37,000		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name SIR JOHN ALEXANDER RAYMOND CHISHOLM Address BATCHWORTH HILL HOUSE, LONDON ROAD, RICKMANSWORTH, HERTFORDSHIRE, ENGLAND UK postcode WD13 1JS	£1.00 Ordinary - D Shares Held 129,500		
Name MICHAEL ROBERT GOODFELLOW Address THE RAMPARTS, PEWLEY POINT, GUILDFORD, SURREY, ENGLAND UK postcode GU1 3SP	£1.00 Ordinary - D Shares Held 32,375		
Name BRENDA JONES Address BUSHY PLAT FARM, HOLE HILL, WESCOTT, SURREY, ENGLAND UK postcode RH4 3LU	£1.00 Ordinary - D Shares Held 55,500		
Name HAROLD EDWIN KRUTH Address APPARTMENT E, SELBY LODGE, CAMBRAY PLACE, CHELTENHAM, GLOUCESTERSHIRE, ENGLAND UK postcode GL50 1JN	£1.00 Ordinary - D Shares Held 69,375		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name GRAHAM CARVELL LOVE Address SUGAR BAKER HOUSE, LOMBARD STREET, SHACKLEFORD, GODALMING, SURREY, ENGLAND UK postcode GU8 6BH	£1.00 Ordinary - D Shares Held 106,375		
Name ANDREW CROFTON SLEIGH Address SEPTEMBER COTTAGE, LOWER SANDLIN, LEIGH SINTON, MALVERN, WORCESTERSHIRE, ENGLAND UK postcode WR13 5DN	£1.00 Ordinary - D Shares Held 32,375		
Name Address UK postcode			
Name Address UK postcode			



List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name CEP INVESTMENT ADMINISTRATION LIMITED Address LANSDOWNE HOUSE, 57 BERKELEY SQUARE, LONDON, ENGLAND UK postcode W1J 6ER	£0.01 Ordinary-A Shares Held 3,817,511		
Name BOB HELMAN Address METROPOLE BUILDING, LONDON UK postcode WC2N 5BL	£0.01 Ordinary-A Shares Held 1		
Name NEW CO-INVEST LIMITED PARTNERSHIP Address PO BOX 543, FORT COMPLEX, LES TRACHERIES, ST SAMPSON, GUERNSEY UK postcode GY1 6HJ	£0.01 Ordinary-A Shares Held 109,989		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name TREVOR ADRIAN WOOLLEY Address Room 213 Northumberland House, Northumberland Avenue, LONDON UK postcode WC2N 5BP	£0.01 Ordinary-A Shares Held 3,773,480		
Name Address UK postcode			
Name Address UK postcode			
Name Address UK postcode			



List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)*: Class and number of shares or amount of stock transferred	Date of registration of transfer
Name QINETIQ EMPLOYEE SHARE PLANS LIMITED Address ALBERT HOUSE, SOUTH ESPLANADE, ST PETER PORT, GUERNSEY UK postcode GY1 3BY	£1.00 Ordinary-A Non Voting Shares Held 425,960		
Name Address UK postcode			
Name Address UK postcode			



List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: CEP INVESTMENT ADMINISTRATION LIMITED Address: LANSDOWNE HOUSE, 57 BERKELEY SQUARE, LONDON, ENGLAND UK postcode: W1J 6ER	£0.01 Ordinary-B Shares Held 289,169		
Name: BOB HELMAN Address: METROPOLE BUILDING, LONDON UK postcode: WC2N 5BL	£0.01 Ordinary-B Shares Held 1		
Name: NEW CO-INVEST LIMITED PARTNERSHIP Address: PO BOX 543, FORT COMPLEX, LES TRACHERIES, ST SAMPSON, GUERNSEY UK postcode: GY1 6HJ	£0.01 Ordinary-B Shares Held 8,331		


BLUEPRINT
2000

CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name TREVOR ADRIAN WOOLLEY Address Room 213 Northumberland House, Northumberland Avenue, LONDON UK postcode WC2N 5BP	£0.01 Ordinary-B Shares Held 285,832		
Name Address UK postcode			
Name Address UK postcode			
Name Address UK postcode			

BLUEPRINT 2000

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

- ➤ Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- ➤ You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- ➤ List the company shareholders in alphabetical order or provide an index
- ➤ List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name QINETIQ EMPLOYEE SHARE PLANS LIMITED Address ALBERT HOUSE, SOUTH ESPLANADE, ST PETER PORT, GUERNSEY UK postcode GY1 3BY	£1.00 Ordinary-B Non Voting Shares Held 37,040		
Name Address UK postcode			
Name Address UK postcode			



List of past and present shareholders
Schedule to form 363a

CHFP010 **Company Number** 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name CEP INVESTMENT ADMINISTRATION LIMITED Address LANSDOWNE HOUSE, 57 BERKELEY SQUARE, LONDON, ENGLAND UK postcode W1J 6ER	£1.00 Redeemable Cumulative Preference Shares Held 11,441,888		
Name BOB HELMAN Address METROPOLE BUILDING, LONDON UK postcode WC2N 5BL	£1.00 Redeemable Cumulative Preference Shares Held 1		
Name NEW CO-INVEST LIMITED PARTNERSHIP Address PO BOX 543, FORT COMPLEX, LES TRACHERIES, ST SAMPSON, GUERNSEY UK postcode GY1 6HJ	£1.00 Redeemable Cumulative Preference Shares Held 329,662		



CHFP010

List of past and present shareholders (Continued)

Company Number 4586941

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)*: Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: QINETIQ EMPLOYEE SHARE PLANS LIMITED Address: ALBERT HOUSE, SOUTH ESPLANADE, ST PETER PORT, GUERNSEY UK postcode: GY1 3BY	£1.00 Redeemable Cumulative Preference Shares Held 3,962,925		
Name: TREVOR ADRIAN WOOLLEY Address: Room 213 Northumberland House, Northumberland Avenue, LONDON UK postcode: WC2N 5BP	£1.00 Redeemable Cumulative Preference Shares Held 21,765,524		
Name: Address: UK postcode:			
Name: Address: UK postcode:			



List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name TREVOR ADRIAN WOOLLEY Address Room 213 Northumberland House, Northumberland Avenue, LONDON UK postcode WC2N 5BP	£1.00 Special Share Shares Held 1		
Name Address UK postcode			
Name Address UK postcode			



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)						

Class of shares *(ordinary or preference etc)*	Ordinary - D		
Number allotted	10,000		
Nominal value of each share	£1.00		
Amount (if any) paid or due on each share *(including any share premium)*	£4.90		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 4586941

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SIMON DAVID BENNETT	Class of shares allotted £1.00 Ordinary - D	Number allotted 10,000
Address MANOR FARM HOUSE, MAIN STREET, WESTBURY, BRACKLEY, NORTHAMPTONSHIRE, ENGLAND		
UK postcode NN13 5JR		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ **Date** ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH,
HAMPSHIRE, GU14 0LX, ENGLAND

Tel

DX number DX exchange

BLUEPRINT 2000



288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 4586941

Company Name in full: QINETIQ HOLDINGS LIMITED

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	29	09	2004
† Date of Birth	31	12	1943

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: Dr   * Honours etc:

Forename(s): PETER JOHN

Surname: FELLNER

Previous forename(s):   Previous surname(s):

Usual residential address: COOKLEY HOUSE, COOKLEY GREEN

Post town: NR. HENLEY ON THAMES   Postcode: RG9 6EN

County / Region: OXFORDSHIRE   Country: ENGLAND

† Nationality: British   † Business occupation: Company Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature   **Date**

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed   **Date**

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH,
HAMPSHIRE, GU14 0LX, ENGLAND

Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Company Number 4586941

† Directors only.

† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



Please complete in typescript, or in bold black capitals.
CHFP010

List of other directorships Schedule to form 288a

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Name PETER JOHN FELLNER

Company Name	Resignation
ARGENTIUM RESEARCH LIMITED	
ASTEX TECHNOLOGY LIMITED	
CELLTECH GROUP PLC	
IONIX PHARMACEUTICALS LIMITED	
ISIS INNOVATION LIMITED	
SYNAPTICA LIMITED	Resigned
VERNALIS PLC	


BLUEPRINT
2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 4586941

Company Name in full: QINETIQ HOLDINGS LIMITED

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	2 9	0 9	2 0 0 4
† Date of Birth	2 1	0 7	1 9 5 6

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	Mr
* Honours etc	
Forename(s)	RICHARD DUNNELL
Surname	GILLINGWATER
Previous forename(s)	
Previous surname(s)	
Usual residential address	2 LICHFIELD ROAD, KEW
Post town	RICHMOND
Postcode	TW9 3JR
County / Region	SURREY
Country	ENGLAND
† Nationality	British
† Business occupation	Company Director
† Other directorships (additional space next page)	See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature ______________ **Date** ______________

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed ______________ **Date** ______________

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH,
HAMPSHIRE, GU14 0LX, ENGLAND

Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Company Number 4586941

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



List of other directorships Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Name RICHARD DUNNELL GILLINGWATER

Company Name	Resignation
FABER MUSIC HOLDINGS	
HOMEBASE LIMITED	Resigned
KIDDE PLC	
RIGHTS WORLDWIDE LIMITED	



288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	4586941
Company Name in full	QINETIQ HOLDINGS LIMITED

Changes of particulars form

Complete in all cases

Date of change of particulars — Day: 10 Month: 09 Year: 2004

Name	* Style / Title	Mr
	* Honours etc	
	Forename(s)	HAROLD EDWIN
	Surname	KRUTH
	† Date of Birth (Day Month Year)	10 06 1949
Change of name *(enter new name)*	Forename(s)	
	Surname	
Change of usual residential address *(enter new address)*		APPARTMENT E, SELBY LODGE, CAMBRAY PLACE
	Post town	CHELTENHAM
	County / Region	GLOUCESTERSHIRE
	Postcode	GL50 1JN
	Country	ENGLAND
Other Change	*(please specify)*	

A serving director, secretary etc must sign the form below.

Signed | **Date**

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

COMPANIES FORM No. 403a

Declaration of satisfaction in full or in part of mortgage or charge

M



RECEIVED
2005 JAN 12 P 1:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFP025

Please do not write in this margin

Pursuant to section 403(1) of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4586941

Name of company

* Insert full name of company

*QINETIQ HOLDINGS LIMITED

I, GRAHAM LOVE

of A1 BUILDING, CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH, GU14 0LX

† Delete as appropriate

[a director] ~~[secretary] [administrator] [administrative receiver]~~† of the above company, do solemnly and sincerely declare that the debt for which the charge described below was given has been paid or satisfied in **(full)** ~~(part)~~†

‡ Insert a description of the instrument(s) creating or evidencing the charge, eg 'Mortgage', 'Charge', 'Debenture' etc.

Date and Description of charge ‡ FIXED AND FLOATING CHARGE CREATED 28 FEBRUARY 2003

§ The date of registration may be confirmed from the certificate

Date of Registration § 05/03/2003

Name and address of ~~[chargee]~~ [trustee for the debenture holders]
LLOYDS TSB BANK PLC, 25 GRESHAM STREET, LONDON EC2V 7HN

ø Insert brief details of property

Short particulars of property charged ø
THE ASSETS LISTED IN THE SCHEDULE ~~TO THE CHARGE WITH ANY PART, REPLACEMENT, RENEWAL AND ACCESSORY AFFIXED THERETO~~.

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act 1835.

Declared at CODY TECHNOLOGY PARK
IVELY ROAD, FARNBOROUGH, GU14 0LX

Declarant to sign below

	Day	Month	Year
on	0 2	0 7	2 0 0 4

before me [signature]

A Commissioner for Oaths or Notary Public or Justice of the Peace or Solicitor having the powers conferred on a Commissioner for Oaths

Presentor's name, address and reference (if any):

Linklaters
One Silk Street
London EC2Y 8HQ
A04293626/Yien Hong

For official use
Mortgage section | Post room



LOS COMPANIES HOUSE 0347 08/10/04
LD2 COMPANIES HOUSE 0381 23/09/04

Schedule

All its present and future bank accounts, shares and dividends, and intercompany debt.

Right, title and interest in and to the assigned contract including all moneys payable to the company and any claims, awards and judgments in favour of, receivable or received by the company under or in connection with pursuant to the assigned contract and right, title and interest in and to the assigned accounts.

Filed CoHse
6/7/04.


Blueprint
2000
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Appointment form

Notes on completion appear on next page.

	Day	Month	Year		Day	Month	Year
Date of appointment	30	06	2004	† Date of Birth	11	03	1967

Appointment as director X as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title: | * Honours etc:

Forename(s): NICHOLAS LAWRENCE

Surname: LUFF

Previous forename(s): | Previous surname(s):

Usual residential address: 6 SILVER LANE

Post town: PURLEY | Postcode: CR8 3HG

County / Region: SURREY | Country: ENGLAND

† Nationality: British | † Business occupation: Company Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] NL **Date** 30-6-04

A director, secretary etc must sign the form below.

Voluntary details.
† Directors only.
** Please delete as appropriate

Signed [signature] **Date** 30-6-04

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

COMPANY SECRETARIAT
CODY TECHNOLOGY PARK
IVELY ROAD
FARNBOROUGH
HANTS GU14 0LX

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**


Blueprint
2000
Company Secretary

Please complete in typescript, or in bold black capitals.

CHFP010

List of other directorships Schedule to form 288a

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Name NICHOLAS LAWRENCE LUFF

Company Name	Resignation
Southampton Container Terminals Pension Trustees Limited	24/08/2000
Sunshine Shipping Corporation Limited	17/04/2003
The Peninsular and Oriental Steam Navigation Company	20/10/2000
The Peninsular and Oriental Steam Navigation Company	
Tilbury Container Services Limited	31/08/2000
Tilbury Container Services Pensions Limited	31/08/2000


Blueprint
2000
Company Secretary

List of other directorships Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Name NICHOLAS LAWRENCE LUFF

Company Name	Resignation
ACL Cruises Limited	17/04/2003
Aida Cruises Limited	17/04/2003
Beaufort Insurance Company Limited	31/08/2000
Beaufort Insurance Company Limited	31/08/2000
Carlton Gardens Investments Limited	20/10/2000
Carnival plc	17/04/2003
MacKinnon MacKenzie & Co of Pakistan (private) Limited	
Managed Offices Limited	20/10/2000
Merchant Navy Officers Pension Fund Trustees Limited	
P & O Cruises (UK) Limited	17/04/2003
P & O Cruises Australia Limited	17/04/2003
P & O Cruises Fleet Management Limited	17/04/2003
P & O Finance Plc	20/10/2000
P & O Finance PLC	
P & O Nedlloyd Container Line Limited	16/04/2004
P & O Overseas Holdings Limited	
P & O Pension Funds Investments Limited	01/10/2000
P & O Pension Funds Investments Limited	
P & O Princess American Holdings Limited	17/04/2003
P & O Princess Cruises International Limited	17/04/2003
P & O Princess Cruises Pension Trustee Limited	15/05/2003
P & O Princess Limited	05/02/2001
P& O Overseas Holdings Limited	20/10/2000
Princess Cruises (Shipowners) Limited	17/04/2003
Princess Tours Limited	17/04/2003
Proteus Insurance Company Limited	31/08/2000
Proteus Insurance Company Limited	31/08/2000
Seetours International Limited	17/04/2003
Silsub Limited	17/04/2003
Southampton Container Terminals Limited	24/08/2000



288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

	Day	Month	Year
Date of termination of appointment	30	06	2004

as director X   as secretary [ ]   *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME * Style / Title: MR   * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): JONATHAN RICHARD

Surname: SYMONDS

	Day	Month	Year
† Date of Birth	28	02	1959

A serving director, secretary etc must sign the form below.

Signed **Date**

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4586941

Company Name in full QINETIQ HOLDINGS LIMITED

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary - C		
Number allotted	1,800		
Nominal value of each share	£1.00		
Amount (if any) paid or due on each share *(including any share premium)*	£4.90		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 4586941

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: DUNCAN HINE	Class of shares allotted: £1.00 Ordinary - C	Number allotted: 1,800
Address: GLENRUE, 6 BUTT LANE CLOSE, HINCKLEY, LEICESTERSHIRE, ENGLAND		
UK postcode: LE10 1LF		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

BLUEPRINT 2000



288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	4586941
Company Name in full	QINETIQ HOLDINGS LIMITED

Changes of particulars form

Complete in all cases

Date of change of particulars — Day: 01 Month: 06 Year: 2004

Name	* Style / Title	Mr
	* Honours etc	CBE
	Forename(s)	COLIN VICTOR
	Surname	BALMER
	† Date of Birth (Day Month Year)	22 08 1946
Change of name *(enter new name)*	Forename(s)	
	Surname	
Change of usual residential address *(enter new address)*		THE CABINET OFFICE, ROOM 304, 70 WHITEHALL
	Post town	LONDON
	County / Region	
	Postcode	SW1A 2AS
	Country	ENGLAND
Other Change	*(please specify)*	

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate.

Signed | **Date**

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH,
HAMPSHIRE, GU14 0LX, ENGLAND

Tel

DX number | DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	4586941
Company Name in full	QINETIQ HOLDINGS LIMITED

Changes of particulars form

Complete in all cases

Date of change of particulars — Day: 01 Month: 01 Year: 2004

Name	* Style / Title	Mr
	* Honours etc	
	Forename(s)	TREVOR ADRIAN
	Surname	WOOLLEY
	† Date of Birth	Day: 09 Month: 08 Year: 1954
Change of name *(enter new name)*	Forename(s)	
	Surname	
Change of usual residential address *(enter new address)*		FLOOR 3 ZONE D, MOD MAIN BUILDING, WHITEHALL
	Post town	LONDON
	County / Region	
	Postcode	SW1A 2HB
	Country	ENGLAND
Other Change	*(please specify)*	

A serving director, secretary etc must sign the form below.

Signed   **Date**

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH,
HAMPSHIRE, GU14 0LX, ENGLAND

Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

QINETIQ GROUP LIMITED (THE "COMPANY")

CLASS CONSENT

OF THE HOLDERS OF CONVERTIBLE NON-VOTING A ORDINARY SHARES OF £1 EACH OF THE COMPANY

We, the undersigned, being together the holders of all of the convertible non-voting A ordinary shares of £1 each in the capital of the Company (the **"Non-voting A Ordinary Shares"**) hereby CONSENT pursuant to article 7.4 of the Company's articles of association, to the following resolution proposed to be passed by the Company and agree to every modification, variation or abrogation of the rights, privileges and restrictions attaching to such Non-voting A Ordinary Shares to be effected or entailed by such resolution:

1. **THAT**

 1.1 the Company allot, by way of bonus issue of shares, out of share premium account or otherwise, to holders of convertible voting A ordinary shares of 1p each (**"Voting A Ordinary Shares"**) and convertible voting B ordinary shares of 1p each (**"Voting B Ordinary Shares"**), a further 99 Voting A Ordinary Shares for every Voting A Ordinary Share and a further 99 Voting B Ordinary Shares for every Voting B Ordinary Share held by such shareholders;

PROVIDED THAT

 1.2 every 100 Voting A Ordinary Shares be consolidated into one convertible voting A ordinary share of £1 and every 100 Voting B Ordinary Shares be consolidated into one convertible voting B ordinary share of £1 immediately after such bonus issue referred to in 1.1 above.

Signed .... **FOR BWCI TRUST COMPANY LIMITED**

For and on behalf of QinetiQ Employee Share Plans Limited as holder of convertible non-voting A ordinary shares of £1 each of the Company

Date 9/1/06.....................................

QINETIQ GROUP LIMITED (THE "COMPANY")

CLASS CONSENT

OF THE HOLDERS OF CONVERTIBLE NON-VOTING B ORDINARY SHARES OF £1 EACH OF THE COMPANY

We, the undersigned, being together the holders of all of the convertible non-voting B ordinary shares of £1 each in the capital of the Company (the "**Non-voting B Ordinary Shares**") hereby CONSENT pursuant to article 7.4 of the Company's articles of association, to the following resolution proposed to be passed by the Company and agree to every modification, variation or abrogation of the rights, privileges and restrictions attaching to such Non-voting B Ordinary Shares to be effected or entailed by such resolution:

1. **THAT**

1.1 the Company allot, by way of bonus issue of shares, out of share premium account or otherwise, to holders of convertible voting A ordinary shares of 1p each ("**Voting A Ordinary Shares**") and convertible voting B ordinary shares of 1p each ("**Voting B Ordinary Shares**"), a further 99 Voting A Ordinary Shares for every Voting A Ordinary Share and a further 99 Voting B Ordinary Shares for every Voting B Ordinary Share held by such shareholders;

PROVIDED THAT

1.2 every 100 Voting A Ordinary Shares be consolidated into one convertible voting A ordinary share of £1 and every 100 Voting B Ordinary Shares be consolidated into one convertible voting B ordinary share of £1 immediately after such bonus issue referred to in 1.1 above.

Signed .DIRECTOR.................................. FOR BWCI TRUST COMPANY LIMITED SECRETARY
For and on behalf of QinetiQ Employee Share Plans Limited as holder of convertible non-voting B ordinary shares of £1 each of the Company

Date 9/1/06.....................................

10\2859863_1

RECEIVED
2005 JAN 12 P 1:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

QINETIQ GROUP LIMITED (THE "COMPANY")

CLASS CONSENT

OF THE HOLDERS OF CONVERTIBLE VOTING A ORDINARY SHARES OF 1P EACH OF THE COMPANY

We, the undersigned, being together the holders of all of the convertible voting A ordinary shares of 1 pence each in the capital of the Company (the "**Voting A Ordinary Shares**") hereby CONSENT pursuant to article 7.4 of the Company's articles of association, to the following resolution proposed to be passed by the Company and agree to every modification, variation or abrogation of the rights, privileges and restrictions attaching to such Voting A Ordinary Shares to be effected or entailed by such resolution:

1. **THAT**

1.1 the Company allot, by way of bonus issue of shares, out of share premium account or otherwise, to holders of convertible voting A ordinary shares of 1p each ("**Voting A Ordinary Shares**") and convertible voting B ordinary shares of 1p each ("**Voting B Ordinary Shares**"), a further 99 Voting A Ordinary Shares for every Voting A Ordinary Share and a further 99 Voting B Ordinary Shares for every Voting B Ordinary Share held by such shareholders;

PROVIDED THAT

1.2 every 100 Voting A Ordinary Shares be consolidated into one convertible voting A ordinary share of £1 and every 100 Voting B Ordinary Shares be consolidated into one convertible voting B ordinary share of £1 immediately after such bonus issue referred to in 1.1 above.

Signed ....
For and on behalf of CBP Investment Administration Limited as a holder of convertible voting A ordinary shares of 1p each of the Company

Signed ....
For and on behalf of New Co-Invest Limited Partnership as a holder of convertible voting A ordinary shares of 1p each of the Company

Date .... Date ....

Signed ....
Trevor Woolley as a holder of convertible voting A ordinary shares of 1p each of the Company

Signed ....
Bob Helman as a holder of convertible voting A ordinary shares of 1p each of the Company

Date .... Date ....

192810431_3

QINETIQ GROUP LIMITED (THE "COMPANY")

CLASS CONSENT

OF THE HOLDERS OF CONVERTIBLE VOTING A ORDINARY SHARES OF 1P EACH OF THE COMPANY

We, the undersigned, being together the holders of all of the convertible voting A ordinary shares of 1 pence each in the capital of the Company (the "**Voting A Ordinary Shares**") hereby CONSENT pursuant to article 7.4 of the Company's articles of association, to the following resolution proposed to be passed by the Company and agree to every modification, variation or abrogation of the rights, privileges and restrictions attaching to such Voting A Ordinary Shares to be effected or entailed by such resolution:

1. **THAT**

1.1 the Company allot, by way of bonus issue of shares, out of share premium account or otherwise, to holders of convertible voting A ordinary shares of 1p each ("**Voting A Ordinary Shares**") and convertible voting B ordinary shares of 1p each ("**Voting B Ordinary Shares**"), a further 99 Voting A Ordinary Shares for every Voting A Ordinary Share and a further 99 Voting B Ordinary Shares for every Voting B Ordinary Share held by such shareholders;

PROVIDED THAT

1.2 every 100 Voting A Ordinary Shares be consolidated into one convertible voting A ordinary share of £1 and every 100 Voting B Ordinary Shares be consolidated into one convertible voting B ordinary share of £1 immediately after such bonus issue referred to in 1.1 above.

Signed ....
For and on behalf of CEP Investment Administration Limited as a holder of convertible voting A ordinary shares of 1p each of the Company

Date ....

Signed ....
For and on behalf of New Co-Invest Limited Partnership as a holder of convertible voting A ordinary shares of 1p each of the Company

Date ....

Signed ....M Woolley.............
Trevor Woolley as a holder of convertible voting A ordinary shares of 1p each of the Company

Date ....

Trevor Woolley as Attorney for Bob Helman

Signed ....M Woolley.............
Bob Helman as a holder of convertible voting A ordinary shares of 1p each of the Company

Date ....

10\2887187_1

QINETIQ GROUP LIMITED (THE "COMPANY")

CLASS CONSENT

OF THE HOLDERS OF CONVERTIBLE VOTING B ORDINARY SHARES OF THE COMPANY

We, the undersigned, being together the holders of all of the convertible voting B ordinary shares of 1 pence each in the capital of the Company (the **"Voting B Ordinary Shares"**) hereby CONSENT pursuant to article 7.4 of the Company's articles of association, to the following resolution proposed to be passed by the Company and agree to every modification, variation or abrogation of the rights, privileges and restrictions attaching to such Voting B Ordinary Shares to be effected or entailed by such resolution:

1. **THAT**

   1.1 the Company allot, by way of bonus issue of shares, out of share premium account or otherwise, to holders of convertible voting A ordinary shares of 1p each (**"Voting A Ordinary Shares"**) and convertible voting B ordinary shares of 1p each (**"Voting B Ordinary Shares"**), a further 99 Voting A Ordinary Shares for every Voting A Ordinary Share and a further 99 Voting B Ordinary Shares for every Voting B Ordinary Share held by such shareholders;

   PROVIDED THAT

   1.2 every 100 Voting A Ordinary Shares be consolidated into one convertible voting A ordinary share of £1 and every 100 Voting B Ordinary Shares be consolidated into one convertible voting B ordinary share of £1 immediately after such bonus issue referred to in 1.1 above.

Signed .... For and on behalf of CEP Investment Administration Limited as a holder of convertible voting B ordinary shares of 1p each of the Company	Signed .... For and on behalf of New Co-Invest Limited Partnership as a holder of convertible voting B ordinary shares of 1p each of the Company
Date	Date ....
Signed .... Trevor Woolley as a holder of convertible voting B ordinary shares of 1p each of the Company	Signed .... Bob Helman as a holder of convertible voting B ordinary shares of 1p each of the Company
Date	Date ....

QINETIQ GROUP LIMITED (THE "COMPANY")

CLASS CONSENT

OF THE HOLDERS OF CONVERTIBLE VOTING B ORDINARY SHARES OF THE COMPANY

We, the undersigned, being together the holders of all of the convertible voting B ordinary shares of 1 pence each in the capital of the Company (the **"Voting B Ordinary Shares"**) hereby CONSENT pursuant to article 7.4 of the Company's articles of association, to the following resolution proposed to be passed by the Company and agree to every modification, variation or abrogation of the rights, privileges and restrictions attaching to such Voting B Ordinary Shares to be effected or entailed by such resolution:

1. **THAT**

1.1 the Company allot, by way of bonus issue of shares, out of share premium account or otherwise, to holders of convertible voting A ordinary shares of 1p each (**"Voting A Ordinary Shares"**) and convertible voting B ordinary shares of 1p each (**"Voting B Ordinary Shares"**), a further 99 Voting A Ordinary Shares for every Voting A Ordinary Share and a further 99 Voting B Ordinary Shares for every Voting B Ordinary Share held by such shareholders;

PROVIDED THAT

1.2 every 100 Voting A Ordinary Shares be consolidated into one convertible voting A ordinary share of £1 and every 100 Voting B Ordinary Shares be consolidated into one convertible voting B ordinary share of £1 immediately after such bonus issue referred to in 1.1 above.

Signed ....
For and on behalf of CEP Investment Administration Limited as a holder of convertible voting B ordinary shares of 1p each of the Company

Date ....

Signed ....
For and on behalf of New Co-Invest Limited Partnership as a holder of convertible voting B ordinary shares of 1p each of the Company

Date ....

Signed ....[signature]....
Trevor Woolley as a holder of convertible voting B ordinary shares of 1p each of the Company

Date ....

Trevor Woolley as Attorney for Bob Helman

Signed ....[signature]....
Bob Helman as a holder of convertible voting B ordinary shares of 1p each of the Company

Date ....

RECEIVED
2005 JAN 12 P 1:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

QINETIQ GROUP LIMITED (THE "COMPANY")

CLASS CONSENT
OF THE HOLDERS OF D ORDINARY SHARES OF £1 EACH OF THE COMPANY

We, the undersigned, being together the holders of all of the D ordinary shares of £1 each in the capital of the Company (the **"D Ordinary Shares"**) hereby CONSENT pursuant to article 7.4 of the Company's articles of association, to the following resolution proposed to be passed by the Company and agree to every modification, variation or abrogation of the rights, privileges and restrictions attaching to such D Ordinary Shares to be effected or entailed by such resolution:

1. **THAT**

   1.1 the Company allot, by way of bonus issue of shares, out of share premium account or otherwise, to holders of convertible voting A ordinary shares of 1p each (**"Voting A Ordinary Shares"**) and convertible voting B ordinary shares of 1p each (**"Voting B Ordinary Shares"**), a further 99 Voting A Ordinary Shares for every Voting A Ordinary Share and a further 99 Voting B Ordinary Shares for every Voting B Ordinary Share held by such shareholders;

   PROVIDED THAT

   1.2 every 100 Voting A Ordinary Shares be consolidated into one convertible voting A ordinary share of £1 and every 100 Voting B Ordinary Shares be consolidated into one convertible voting B ordinary share of £1 immediately after such bonus issue referred to in 1.1 above.

Signed ....
David Anderson

Date ....

Signed ....
Derek Barnes

Date ....

Signed ....
Simon Bennett

Date ....

Signed ....
John Braddell

Date ....

Signed ....
Sir John Chisholm

Date ....

Signed M. R. Goodfellow ....
Michael Goodfellow

Date ....

Signed ....
Brenda Jones

Date ....

Signed ....
Harold Kruth

Date ....

Signed ....
Graham Love

Date ....

Signed A.C Sleigh ....
Andrew Sleigh

Date ....

QINETIQ GROUP LIMITED (THE "COMPANY")

CLASS CONSENT

OF THE HOLDERS OF CONVERTIBLE PREFERRED SHARES OF 1P EACH OF THE COMPANY

We, the undersigned, being together the holders of all of the convertible preferred shares of 1 pence each in the capital of the Company (the "**Convertible Preferred Shares**") hereby CONSENT pursuant to section 125(2)(a) of the Companies Act 1985, to the following resolution proposed to be passed by the Company and agree to every modification, variation or abrogation of the rights, privileges and restrictions attaching to such Convertible Preferred Shares to be effected or entailed by such resolution:

1. **THAT**

1.1 the Company allot, by way of bonus issue of shares, out of share premium account or otherwise, to holders of convertible voting A ordinary shares of 1p each ("**Voting A Ordinary Shares**") and convertible voting B ordinary shares of 1p each ("**Voting B Ordinary Shares**"), a further 99 Voting A Ordinary Shares for every Voting A Ordinary Share and a further 99 Voting B Ordinary Shares for every Voting B Ordinary Share held by such shareholders;

PROVIDED THAT

1.2 every 100 Voting A Ordinary Shares be consolidated into one convertible voting A ordinary share of £1 and every 100 Voting B Ordinary Shares be consolidated into one convertible voting B ordinary share of £1 immediately after such bonus issue referred to in 1.1 above.

Trevor Woolley as Attorney for Bob Helman

Signed ...[signature]...	Signed ...[signature]...
Trevor Woolley as a holder of convertible preferred shares of 1 pence each of the Company	Bob Helman as a holder of convertible preferred shares of 1 pence each of the Company
Date	Date ....

10\2887187_1

QINETIQ EMPLOYEE SHARE PLANS LIMITED

PO Box 68, Albert House, South Esplanade, St Peter Port, Guernsey GY1 3BY
Telephone: (01481) 728432 Fax: (01481) 724082

21/ 22 December 2005

Dear Stockholder

RE: QinetiQ Employees Share Ownership Plan Trust – QinetiQ Group Limited

Share Capital Reorganisation

The QinetiQ group currently has a complex share capital structure which we are attempting to simplify. One such step is to ensure that all classes of shares in QinetiQ Group Limited (previously called QinetiQ Holdings Limited) (hereafter referred to as the "Company") have a nominal value of £1, as opposed to varying nominal values based on class of shares .

In order to execute this element of the share capital re-organisation, the Company needs the consent of the Trustees who are writing to you in order to obtain your consent to change.

The Company notified QinetiQ Employee Share Plans Limited (the "Trustee") on 21 December 2005 that it was entitled to vote, by way of written resolution, as holder of **Non-voting** A ordinary shares and **Non-voting** B ordinary shares in the Company, in respect of certain share capital reorganisation proposals. These proposals are described in the written resolutions which are appended to this letter (the "Resolutions").

When the **voting** "A" and "B" shares were acquired at the PPP (Public Private Partnership), for various technical reasons, they had a nominal value of 1p each, but the amount paid (market/economic value) at that time was £1. The **non-voting** "A" and "B" shares had the same market value of £1, but their nominal value was also £1; instead of 1p as for the **voting** "A" and "B" shares. This re-organisation will simply convert the 1p nominal value of the voting shares to a £1 nominal value. **This will align them with the nominal value of the non-voting shares, with no impact on the current market/economic value of either class.**

The Company has indicated to the Trustees that all holders of ordinary shares in the Company are being asked to consent to such Resolutions.

Action to be taken

The only action you are requested to take is to complete and return the attached voting form in accordance with the instruction printed thereon and to return it as soon as possible but in any event so that it arrives at PO Box 68, Albert House, South Esplanade, St Peter Port, Guernsey GY1 3BY marked for the attention of Karen Jolly by no later than 12.00 pm on 9 January 2006.

Redemption of the Preference Shares

As you may recall, shares in Co-Invest were grouped in units of £250 (225 preference shares, 23 Non-voting "A" Ordinary Shares and 2 Non-Voting "B" Ordinary Shares). The Company has informed us that a further simplification will take place through a redemption of the preference share element which will take place in early January 2006.

Individuals will receive a cash payment comprising of:

- A sum equal to the accrued 9% Preference Dividend calculated to the date of redemption, plus:
- The £1 nominal value of the preference share.

In order to enable a swift transfer of funds and to avoid the problems associated with the postal system over the Christmas period, it is proposed that the bank account details held by QinetiQ group, for the payment of expenses and salary, be passed to the trustees to make the payments.

Where you do not wish these details to be used for this purpose you should inform this office as soon as possible, no later than the 9th January 2006, with alternative bank account details.

It is confirmed that this information will only be used for this purpose and will be deleted by the Trustees on completion.

Recommendation

The directors of the Company consider the Resolutions to be in the best interests of the Company and its shareholders, including the holders of Non-voting A ordinary shares and Non-voting B ordinary shares and, accordingly, recommend you to vote in favour of the Resolutions.

In view of the timing of these events no assignments will be processed by the Trustees from the date of this letter until after 12 January 2006.

Yours sincerely
For **QinetiQ Employee Share Plans Limited**

S J Ainsworth
Director

Enc.

QINETIQ EMPLOYEE SHARE PLANS LIMITED

PO Box 68, Albert House, South Esplanade, St Peter Port, Guernsey GY1 3BY
Telephone: (01481) 728432 Fax: (01481) 724082

21 / 22 December 2005

Dear Stockholder

RE: QinetiQ Employees Share Ownership Plan Trust – QinetiQ Group Limited

Share Capital Reorganisation

The QinetiQ group currently has a complex share capital structure which we are attempting to simplify. One such step is to ensure that all classes of shares in QinetiQ Group Limited (previously called QinetiQ Holdings Limited) (hereafter referred to as the "Company") have a nominal value of £1, as opposed to varying nominal values based on class of shares .

In order to execute this element of the share capital re-organisation, the Company needs the consent of the Trustees who are writing to you in order to obtain your consent to change.

The Company notified QinetiQ Employee Share Plans Limited (the "Trustee") on 21 December 2005 that it was entitled to vote, by way of written resolution, as holder of **Non-voting** A ordinary shares and **Non-voting** B ordinary shares in the Company, in respect of certain share capital reorganisation proposals. These proposals are described in the written resolutions which are appended to this letter (the "Resolutions").

When the **voting** "A" and "B" shares were acquired at the PPP (Public Private Partnership), for various technical reasons, they had a nominal value of 1p each, but the amount paid (market/economic value) at that time was £1. The **non-voting** "A" and "B" shares had the same market value of £1, but their nominal value was also £1; instead of 1p as for the **voting** "A" and "B" shares. This re-organisation will simply convert the 1p nominal value of the voting shares to a £1 nominal value. **This will align them with the nominal value of the non-voting shares, with no impact on the current market/economic value of either class.**

The Company has indicated to the Trustees that all holders of ordinary shares in the Company are being asked to consent to such Resolutions.

Action to be taken

The only action you are requested to take is to complete and return the attached voting form in accordance with the instruction printed thereon and to return it as soon as possible but in any event so that it arrives at PO Box 68, Albert House, South Esplanade, St Peter Port, Guernsey GY1 3BY marked for the attention of Karen Jolly by no later than 12.00 pm on 9 January 2006.

Redemption of the Preference Shares

As you may recall, shares in Co-Invest were grouped in units of £250 (225 preference shares, 23 Non-voting "A" Ordinary Shares and 2 Non-Voting "B" Ordinary Shares). The Company has informed us that a further simplification will take place through a redemption of the preference share element which will take place in early January 2006.

Individuals will receive a cash payment comprising of:

- A sum equal to the accrued 9% Preference Dividend calculated to the date of redemption, plus:
- The £1 nominal value of the preference share.

If you would like us to transfer the proceeds from the redemption of the Preference shares into your bank account then please provide us with you bank details by completing and returning the attached form.

If we do not receive your bank details by midday on 9 January 2006 then we will send you a cheque to the above address.

It is confirmed that this information will only be used for this purpose and will be deleted by the Trustees on completion.

Recommendation

The directors of the Company consider the Resolutions to be in the best interests of the Company and its shareholders, including the holders of Non-voting A ordinary shares and Non-voting B ordinary shares and, accordingly, recommend you to vote in favour of the Resolutions.

In view of the timing of these events no assignments will be processed by the Trustees from the date of this letter until after 12 January 2006.

Yours sincerely
For **QinetiQ Employee Share Plans Limited**

S J Ainsworth
Director

Enc.

[QINETIQ GROUP LIMITED HEADED NOTE PAPER]

[C Shareholder's name]

[C Shareholder's address]

[21 December] 2005

Dear [C Shareholder's name]

Share Capital Reorganisation

QinetiQ currently has a complex share capital structure which we are attempting to simplify. One such step is to ensure that all classes of shares in QinetiQ Group Limited (previously called QinetiQ Holdings Limited) (hereafter referred to as the "Company") have a nominal value of £1, as opposed to varying nominal values based on class of shares .

Notice convening a class meeting of holders of C ordinary shares in the Company to be held at A4 mezzanine, Cody Technology Park, Ively Road, Farnborough, Hampshire GU14 0LX at 3 p.m. on Monday 9 January 2006 is appended to this letter (the "EGM").

At the meeting, a resolution will be proposed as a special resolution, in accordance with the articles of association of the Company, asking you as a holder of C ordinary shares to consent to certain share capital reorganisation proposals. These proposals are described in the written resolutions which are also appended to this letter (the "Resolutions").

When the voting "A" and "B" shares were acquired at the PPP, for various technical reasons, they had a nominal value of 1p each, but the amount paid (market/economic value) at that time was a £1. The "C" shares had the same market value of £1, but their nominal value was also £1; instead of 1p as for the voting "A" and "B" shares. This re-organisation will simply covert the 1p nominal value of the voting "A" and "B" shares to a £1 nominal value. **This will align them with the nominal value of the "C" shares, with no impact on the current market/economic value of either class.**

All holders of ordinary shares in the Company are being asked to consent to such Resolutions.

Action to be taken

You will also find attached to this letter a form of proxy for use at the EGM. Whether or not you intend to be present at the EGM, you are requested to complete and return the Form of Proxy in accordance with the instruction printed thereon and to return it as soon as possible but in any event so that it arrives at Cody Technology Park marked for the attention of Lynton Boardman by no later than 2 p.m. on 9 January 2006. Completion and return of the attached form of proxy will not preclude you from attending and voting at the EGM in person if you so wish.

Recommendation

The directors of the Company consider the Resolution to be in the best interests of the Company and its shareholders as a whole, including the holders of C ordinary shares and, accordingly, recommend you to vote in favour of the Resolution to be proposed at the EGM.

Yours sincerely

[ ]
Director

RECEIVED
2006 JAN 12 P 1:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTICE OF CLASS MEETING
OF THE HOLDERS OF C ORDINARY SHARES OF £1.00 EACH
QINETIQ GROUP LIMITED
(the "Company")

Company Number 4586941

NOTICE IS HEREBY GIVEN that a Class Meeting of the holders of C ordinary shares of £1.00 each in the capital of the Company (the "**C Ordinary Shares**") will be held at A4 mezzanine, Cody Technology Park, Ively Road, Farnborough, Hampshire GU14 0LX on 9 January 2006 at 3 p.m. for the purpose of consenting pursuant to article 7.4 of the Company's articles of association, to the following resolution proposed to be passed by the Company and agreeing to every modification, variation or abrogation of the rights, privileges and restrictions attaching to such C Ordinary Shares to be effected or entailed by such resolution:

1. **THAT**

1.1 the Company allot, by way of bonus issue of shares, out of share premium account or otherwise, to holders of convertible voting A ordinary shares of 1p each ("**Voting A Ordinary Shares**") and convertible voting B ordinary shares of 1p each ("**Voting B Ordinary Shares**"), a further 99 Voting A Ordinary Shares for every Voting A Ordinary Share and a further 99 Voting B Ordinary Shares for every Voting B Ordinary Share held by such shareholders;

PROVIDED THAT

1.2 every 100 Voting A Ordinary Shares be consolidated into one convertible voting A ordinary share of £1 and every 100 Voting B Ordinary Shares be consolidated into one convertible voting B ordinary share of £1 immediately after such bonus issue referred to in 1.1 above.

BY ORDER OF THE BOARD

....

COMPANY SECRETARY

Date: [21] December 2005

Registered Office: 85 Buckingham Gate
London SW1E 6PD

NOTES:

1. Any holder of C Ordinary Shares entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a member of the Company. To be valid, a form of proxy, one of which is enclosed, must be lodged with the Company Secretary not later than 1 hour before the time fixed for the meeting.

2. The appointment of a proxy does not preclude a member from attending the meeting and voting in person, in which case any votes of the proxy will be superseded.

QinetiQ Group Limited **Form of Proxy**

For the use at the Class Meeting of the holders of C Ordinary Shares of £1.00 each to be held at A4 mezzanine, Cody Technology Park, Ively Road, Farnborough, Hampshire GU14 0LX on 9 January 2006 at 3 p.m.

Name: Employee Number:

Address:

I/We, being (a) holder(s) of C ordinary shares of £1.00 each in QinetiQ Group Limited, hereby appoint the Chairman of the meeting / ....* as my/our proxy, to vote for me/us and on my/our behalf at the Class Meeting of the holders of C Ordinary Shares of £1.00 each to be held at A4 mezzanine, Cody Technology Park, Ively Road, Farnborough, Hampshire GU14 0LX on 9 January 2006 and at any adjournment thereof. I/We direct my/our proxy to vote on the resolution referred to in the Notice of Class Meeting of the holders of C Ordinary Shares of £1.00 each as follows:

	For:	**Against:**
To consent to and sanction the resolution set out in the Notice of the Class Meeting of the Company convened for 3 p.m. on 9 January 2006.	☐	☐

Please indicate how you wish your votes to be cast on the resolution to be submitted at the meeting by marking an X in the appropriate boxes in black ink. The proxy may vote as he/she thinks fit (or abstain) on any resolutions where no specific direction is given or on any other business which may properly come before the meeting.

Signature Date

Please mark this box if signing on behalf of the shareholder as Attorney or receiver or in any other capacity ☐

Notes:

(i) In the case of joint shareholders, any such shareholder may vote in respect of the joint holding but, where more than one person is present at the meeting, the first named in the Share Register present at the meeting in person or by proxy shall alone be entitled to vote.

(ii) *To be effective, this form must be completed and returned so as to reach* Lynton Boardman, QinetiQ Group Limited, Cody Technology Park, Ively Road, Farnborough GU14 0LX not later than 1 hour before the time appointed for the meeting.

(iii) The lodging of this form of proxy will not preclude you from attending and voting at the meeting in person, in which case any votes of the proxy will be superseded.

* Delete and insert name or leave blank as appropriate.

QINETIQ EMPLOYEE SHARE PLANS LIMITED

PO Box 68, Albert House, South Esplanade, St Peter Port, Guernsey GY1 3BY
Telephone: (01481) 728432 Fax: (01481) 724082

21 December 2005

Dear Stockholder

RE: QinetiQ Employees Share Ownership Plan Trust – QinetiQ Group Limited

Share Capital Reorganisation

The QinetiQ group currently has a complex share capital structure which we are attempting to simplify. One such step is to ensure that all classes of shares in QinetiQ Group Limited (previously called QinetiQ Holdings Limited) (hereafter referred to as the "Company") have a nominal value of £1, as opposed to varying nominal values based on class of shares .

In order to execute this element of the share capital re-organisation, the Company needs the consent of the Trustees who are writing to you in order to obtain your consent to change.

The Company notified QinetiQ Employee Share Plans Limited (the "Trustee") on 21 December 2005 that it was entitled to vote, by way of written resolution, as holder of **Non-voting** A ordinary shares and **Non-voting** B ordinary shares in the Company, in respect of certain share capital reorganisation proposals. These proposals are described in the written resolutions which are appended to this letter (the "Resolutions").

When the **voting** "A" and "B" shares were acquired at the PPP (Public Private Partnership), for various technical reasons, they had a nominal value of 1p each, but the amount paid (market/economic value) at that time was £1. The **non-voting** "A" and "B" shares had the same market value of £1, but their nominal value was also £1; instead of 1p as for the **voting** "A" and "B" shares. This re-organisation will simply convert the 1p nominal value of the voting shares to a £1 nominal value. **This will align them with the nominal value of the non-voting shares, with no impact on the current market/economic value of either class.**

The Company has indicated to the Trustees that all holders of ordinary shares in the Company are being asked to consent to such Resolutions.

Action to be taken

The only action you are requested to take is to complete and return the attached voting form in accordance with the instruction printed thereon and to return it as soon as possible but in any event so that it arrives at PO Box 68, Albert House, South Esplanade, St Peter Port, Guernsey GY1 3BY marked for the attention of Karen Jolly by no later than 12.00 pm on 9 January 2006.

-2/..

Redemption of the Preference Shares

As you may recall, shares in Co-Invest were grouped in units of £250 (225 preference shares, 23 Non-voting "A" Ordinary Shares and 2 Non-Voting "B" Ordinary Shares). The Company has informed us that a further simplification will take place through a redemption of the preference share element which will take place in early January 2006.

Individuals will receive a cash payment comprising of:

- A sum equal to the accrued 9% Preference Dividend calculated to the date of redemption, plus:
- The £1 nominal value of the preference share.

In order to enable a swift transfer of funds and to avoid the problems associated with the postal system over the Christmas period, it is proposed that the bank account details held by QinetiQ group, for the payment of expenses and salary, be passed to the trustees to make the payments.

Where you do not wish these details to be used for this purpose you should inform this office as soon as possible, no later than the 9th January 2006, with alternative bank account details.

It is confirmed that this information will only be used for this purpose and will be deleted by the Trustees on completion.

Recommendation

The directors of the Company consider the Resolutions to be in the best interests of the Company and its shareholders, including the holders of Non-voting A ordinary shares and Non-voting B ordinary shares and, accordingly, recommend you to vote in favour of the Resolutions.

In view of the timing of these events no assignments will be processed by the Trustees from the date of this letter until after 12 January 2006.

Yours sincerely
For **QinetiQ Employee Share Plans Limited**



S J Ainsworth
Director

Enc.

To: QINETIQ EMPLOYEE SHARE PLANS LIMITED

In respect of the A and B Convertible Non-Voting Ordinary Shares of £1 each in QinetiQ Group Limited ("the Company") held by you on my behalf under the Co-Invest Trust, I hereby instruct you to vote, in respect of the request for Class Consent to the resolutions to be considered by the Company, as follows:

	Please indicate your voting preferences by inserting an "X" in each relevant box	**In respect of A Non-VotingShares**		**In respect of B Non-VotingShares**	
		For	**Against**	**For**	**Against**
1.1	**THAT** the Company allot, by way of bonus issue of shares, out of share premium account or otherwise, to holders of convertible voting A ordinary shares of 1p each (**"Voting A Ordinary Shares"**) and convertible voting B ordinary shares of 1p each (**"Voting B Ordinary Shares"**), a further 99 Voting A Ordinary Shares for every Voting A Ordinary Share and a further 99 Voting B Ordinary Shares for every Voting B Ordinary Share held by such shareholders;				
1.2	**PROVIDED THAT** every 100 Voting A Ordinary Shares be consolidated into one convertible voting A ordinary share of £1 and every 100 Voting B Ordinary Shares be consolidated into one convertible voting B ordinary share of £1 immediately after such bonus issue referred to in 1.1 above.				

Full name: ______________________________
(Block capitals please)

QinetiQ employee reference number: ____________________ **Signature** ____________________

(Please complete in block capitals)

TO: QINETIQ EMPLOYEE SHARE PLANS LIMITED

I hereby instruct you to transfer the proceeds from the redemption of the Preference shares, held by you on my behalf under the Co-Invest Trust, to my bank account as shown below:-

Bank Name: ______________________________

Bank Address: ______________________________

____

____

Sort Code: ____________

Account Name: ______________________

Account Number: ______________________

Yours faithfully

____

(Full name)

____

(QinetiQ employee reference number)

____

(Signature)

RECEIVED
2005 JAN 12 P 1:05
INTERNATIONAL
CORPORATE FINANCE

Written Consent of the Preference Shareholders

QinetiQ Group Limited (the "Company") (Previously QinetiQ Holdings Limited)
(Company number: 4586941)

To: The Company

We, the undersigned, being the holders of the majority of the redeemable cumulative preference shares of £1 each in the capital of the Company (together the "**Preference Shares**") CONSENT, pursuant to Article 5.4 1 of the Company's Articles of Association, to the early redemption of all of the Preference Shares in issue by the Company

Names	Holdings of Preference Shares	Signatures	Dated
CEP Investment Administration Limited	11,441,888	[signature]	
New Co-Invest Partnership By Carlyle Co-Invest GP Limited	329,662	[signature]	
Robert Helman	1	Trevor Woolley as Attorney for Robert Helman [signature]	
Trevor Woolley	21,765,524	[signature]	

HK2553618_1

Copy.

Power of Attorney

given by

Robert Helman

in favour of

Trevor Woolley

Simmons & Simmons

CityPoint One Ropemaker Street London EC2Y 9SS
T 020 7628 2020 F 020 7628 2070 DX Box No 12

THIS DEED dated the 14th day of December 2005 and made

BY

Robert Helman of the Ministry of Defence, Main Building, Horse Guards Avenue, Whitehall, London, SW1A 2HB (the "**Donor**")

BACKGROUND

(A) Robert Helman holds the legal title to, in aggregate, one convertible "A" ordinary share, one convertible "B" ordinary share, one convertible preferred share and one redeemable, cumulative preference share in the capital of QinetiQ Holdings Limited (the "**Shares**") Robert Helman holds the Shares on trust for the Secretary of State for Defence pursuant to a declaration of trust dated 28 February 2003 (the "**Declaration of Trust**")

(B) It is proposed that admission to listing on the Official List of the UKLA be sought in respect of QinetiQ Holdings Limited (the "**Proposed IPO**")

1 **Appointment**

1 1 The Donor appoints Trevor Woolley of the Ministry of Defence, Main Building, Horse Guards Avenue, Whitehall, London, SW1A 2HB (the "**Attorney**", which term shall during the subsistence of any delegation or appointment of a substitute in accordance with the terms of clause 2 of this Deed and unless the context otherwise requires include any duly appointed delegate or substitute) to be his attorney and authorises the Attorney to act on his behalf in the name of the Donor or the Attorney for the following purposes

(A) to exercise, in the absolute discretion of the Attorney, all rights attaching to the Shares registered in the Donor's name or exercisable by the Donor in his capacity as a registered member of the Company, and without prejudice to the generality of the foregoing, the powers exercisable by the Attorney shall include the power to execute, deliver and enter into all deeds, instruments and acts in his name on his behalf in pursuance of the foregoing,

(B) to agree at the discretion of the Attorney the terms of and thereafter to execute and deliver under hand or as a deed in such form as the Attorney may approve

(1) any consent, deed, agreement, undertaking, indemnity or other document, and

(2) any amendment to, or waiver or consent under, or rectification of any document which is entered into by the Attorney pursuant to this Deed or which has otherwise been entered into at any time in relation to the Proposed IPO or the whole or any part of the subject matter thereof, and

(C) generally to attend to all matters and do all other acts and things,

in each case subject to the terms of the Declaration of Trust but otherwise as may in the discretion of the Attorney be considered necessary or desirable for or in connection with the purposes of the Proposed IPO or for completing the same or carrying them into effect or for the purposes of this Deed

2 **Delegation and substitution**

The Attorney shall have full power to delegate the authority conferred by this Deed to one or more delegates and to appoint a substitute or substitutes to act as the attorney or attorneys of the Donor for the purposes of the Proposed IPO and this Deed and may select as such delegate or substitute such person or persons as the Attorney shall in his discretion consider suitable for such purpose and may revoke any such delegation or appointment at any time

3 **Ratification**

The Donor ratifies and agrees to ratify everything that the Attorney does on behalf of the Donor in the exercise of or pursuant to the authority conferred by this Deed

4 **Duration**

The authority conferred by this Deed shall terminate six months after the date hereof

5 **Governing law**

This Deed shall be governed by, and construed in all respects in accordance with, English law

6 **Jurisdiction**

In relation to any legal action or proceedings arising out of or in connection with this Deed ("**Proceedings**") the English courts shall have exclusive jurisdiction and the Donor and the Attorney shall irrevocably submit to such jurisdiction and shall waive any objection to Proceedings in such courts on the grounds of venue or on the grounds that Proceedings have been brought in an inappropriate forum

IN WITNESS whereof this Deed has been executed by the Donor the day and year first before written

SIGNED AND DELIVERED)
By Robert Helman as his Deed)
in the presence of)

S Helman

Name SUSAN HELMAN

Address 40, MICAWBER WAY
CHELMSFORD ESSEX
CM1 4UE

Doug Webb
Chief Financial Officer



QINETIQ GROUP LIMITED
(the "Company") (Previously QinetiQ Holdings Limited)
Company number: 4586941

20 December 2005

BY FAX
TO: Trevor Woolley
Ministry of Defence
Main Building
Horse Guards Avenue
Whitehall
London
SW1A 2HB

Fax no: 0207 218 7329

Dear Preference Shareholder

In accordance with Article 5.4 of the Articles of Association of the Company, notice is hereby given that on 4 January 2006 (the "Redemption Date") all of the 37,500,000 issued redeemable cumulative preference shares of £1 each in the Company (the "Preference Shares") will be redeemed at par together with such sum equal to any accrued and/or unpaid cumulative preferential dividend on such Preference Shares calculated to the Redemption Date (the "Redemption Money"). Such notice is being given to all of the holders of the Preference Shares.

Preference Shareholders should return the share certificates relating to the Preference Shares to the Company's principal address (A1, Room 2012, Cody Technology Park, Farnborough, Hampshire GU14 0LX), marked for the attention of Lynton Boardman, to be received on or before 4 January 2006, along with bank account details into which the Company should transfer the relevant monies relating to the redemption on the Redemption Date. Conditional on the return of such share certificates (or an indemnity in a form reasonably satisfactory to the board of directors in respect of a share certificate that cannot be produced) and the provision of relevant bank account details, the Company shall transfer such monies to the Preference Shareholders in respect of the Redemption Money on or around 4 January 2006. In accordance with the Articles of Association of the Company, if a Preference Shareholder produces neither the relevant share certificate nor a reasonably satisfactory indemnity, the Company may retain his redemption money until delivery of the relevant certificate or a reasonably satisfactory indemnity.

Upon redemption, the Company will cancel the Preference Shares, and share certificates in respect of such shares will become void.

Yours sincerely

Doug Webb
Director

QinetiQ Group Limited
Cody Technology Park
A1 2010

Ively Road Farnborough
Hampshire GU14 0LX
United Kingdom

Tel +44 01252 393350
Fax +44 01252 394777
DRWEBB@QinetiQ.com
www.QinetiQ.com

QinetiQ Group Limited
Registered in England
Number 4586941
85 Buckingham Gate
London SW1E 6PD

November 2005

RECEIVED
2006 JAN 12 P 1:46
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

To: Shareholder Staff

Dear Fellow Shareholder,

I am pleased to enclose a copy of the Annual Report showing the results of the QinetiQ Group plc for the year to 31 March 2005. The report includes the consolidated results of both the Group and QinetiQ Holdings Limited (QHL) – which is the ultimate holding company of QinetiQ Group plc.

I must apologise for the late distribution of the Annual Report this year – it has, in fact, been ready for some time, but we delayed publication until we had the opportunity to obtain input from our financial advisers, which was only completed recently.

This shows solid performance for the year, with turnover up 9.7% to £872.4m and operating profit up 33.1% to £69.6m. Cashflow before financing was down at £40.4m, but to some extent this was an accident of timing with MOD-related short term receivables up £40m, so I do not believe this indicates a systematic decline in cash generation.

The principal driver behind our growth was the acquisition of Westar and Foster Miller in the US, which together contributed £70.1m of turnover during the period – as they were only acquired part way through the year, this contribution will, of course, become significantly greater in a full year.

Our US companies also enjoy higher average profit margins than most of our UK business due to the higher proportion of products in their turnover, and this has helped to lift the Group's overall operating margin from 6.6% to 8.0%.

In the UK our Defence and Technology Sector saw turnover rise by 1.1% to £664.9m, while operating profit margins increased from 6.6% to 7.2% as a result of a move to more fixed price contracting and improved risk management of projects. The major challenge for D&T has been the introduction of competition into the MOD Research programme, which has resulted in an inevitable decline in our revenues where we traditionally enjoyed a high market share. To compensate for this D&T has worked hard to expand its presence in other parts of the defence market, and this initiative is showing good potential.

Turnover in the UK's Security and Dual Use Sector was unchanged at £137.4m, whilst profit margins rose from 6.7% to 9.0%. This performance reflects a combination of the challenges facing our Optronics and Materials businesses as a result of dramatic falls in MOD funding for these areas, offset by particularly strong performances from QTIM, from royalties, and from the realisation of our investment in pSiMedica. We were also successful in generating an exceptional profit of £30.7m on the disposal of our Pyestock North property.

Changes to the defence and security market continue to provide both challenges and opportunities for the Group. QinetiQ is a people business and these changes affect us all. Working as a team, I am confident we will meet these challenges, and that our prospects of growth over the medium to long-term remain excellent.

Yours sincerely

Graham Love
CEO



QINETIQ HOLDINGS LIMITED
REPORT AND FINANCIAL STATEMENTS 2005

CONTENTS

REPORT OF THE DIRECTORS

The Directors present their report and the audited financial statements for the year to 31 March 2005.

Principal activity
The Company's principal activity is as the holding company of QinetiQ Group plc. The Group's principal activity is the supply of scientific and technical services.

Business review
The profit on ordinary activities of the Group before tax was £81.0m (year ending 31 March 2004: £51.3m).

Principal changes to the Group
The Group made a number of acquisitions in the year which are disclosed in detail in note 8.

Research and development
The Group undertakes funded research and development for customers. The Group also invests in the commercialisation of promising technologies across all areas of its business.

Dividends
The Directors do not recommend the payment of a dividend on equity shares. During the year the Group paid a preference share dividend of £8.9m and repaid £75m of preference shares.

Policy and practice on payment of suppliers
The policy of the Group is to agree terms of payment prior to commencing trade with a supplier and to abide by those terms based on the timely submission of satisfactory invoices. At 31 March 2005 the trade creditors of the Group represented 33 days of annual purchases (2004: 33 days).

Purchase of own shares
The Group purchased 5,000 £1 C Ordinary shares for a total consideration of £24,500 from an employee who left during the year and had purchased the shares as part of an employee share incentive scheme.

MOD Compliance
The Compliance Committee of the Board monitors the effective application of the Compliance Regime required by the MOD to maintain the position of QinetiQ as a supplier of independent and impartial scientific/technical advice to the MOD and ensures that the required standards are met in trials involving human volunteers and trials where an incident may result in serious injury.

Statement of Directors' responsibilities
Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the Company and Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Statement of disclosure of information to auditors
So far as the Directors are aware, there is no relevant audit information of which the Company's and Group's auditors are unaware, and the Directors have taken all the steps that they ought to have taken as Directors in order to make themselves aware of any relevant audit information and to establish that the Company's and Group's auditors are aware of that information.

Directors and Directors' interests
The Directors in office during the year and at the date of this report are listed in the Directors' remuneration report opposite.

Directors' interests

The interests of the Directors in office at 31 March 2005 in the shares of QHL, all of which were purchased on 28 February 2003 and remain unchanged at 7 June 2005, were as follows:

	D ordinary shares of £1	Convertible non-voting A ordinary shares of £1	Convertible non-voting B ordinary shares of £1	Redeemable cumulative preference shares of £1
Executive Directors				
Sir John Chisholm	129,500	920	80	9,000
Hal Kruth	69,375	–	–	–
Graham Love	106,375	920	80	9,000

Share Options

The Executive Directors, as detailed above, have all been granted 40 £1 B ordinary share options in QinetiQ Holdings Limited. These were granted on 25 July 2003. Options are exercisable at or after an exit (i.e. flotation of the company or a sale) and must be exercised before the tenth anniversary of the date granted. If an option is not exercised within the dates, it will lapse.

Directors' remuneration

The following information on Directors' remuneration and Directors' interests has been audited.

	Notes	Salary/Fees £	Bonus (a) £	Benefits (f) £	Benefits in respect of prior periods £	Total 2005 £	Total 2004 £
Executive Directors							
Sir John Chisholm		295,000	147,500	49,641(g,j)	169,980(j)	662,121	466,541
Hal Kruth		204,167	61,500	108,598(h)	–	374,265	315,996
Graham Love		242,000	152,500	58,400(i)	–	452,900	416,001
Non-executive Directors							
Dame Pauline Neville-Jones		135,000	–	–	–	135,000	133,334
Sir Denys Henderson		35,000	–	–	–	35,000	34,167
Nick Luff	(c)	26,346	–	–	–	26,346	–
Peter Fellner	(d)	17,500	–	–	–	17,500	–
Colin Balmer	(b)	–	–	–	–	–	–
Trevor Woolley	(b)	–	–	–	–	–	–
Richard Gillingwater	(b) (d)	–	–	–	–	–	–
Glenn Youngkin	(b)	–	–	–	–	–	–
Former Director							
Jonathon Symonds	(e)	14,583	–	–	–	14,583	34,167
		969,596	**361,500**	**216,639**	**169,980**	**1,717,715**	**1,400,206**

(a) Includes performance bonuses approved but not paid in the financial period
(b) Do not receive fees for Non-executive Director appointment
(c) Appointed 30 June 2004
(d) Appointed 29 September 2004
(e) Resigned 30 June 2004
(f) Benefits apart from pensions
(g) Includes life insurance, health insurance, car and chauffeur benefits
(h) Payment includes a one-off payment of £100,000 in compensation for relinquishing his carried interest in the venture fund; also payments for life insurance, health insurance and tax return fees
(i) Includes car allowance of £10,000 and £48,400 in lieu of pension contribution
(j) The year ended March 2005 includes an amount equal to the tax on the pension contribution of £28,335 in respect of the year ended March 2005 and £169,980 relating to the years ended March 2004 and March 2003. These payments whilst made in the year ended March 2005, cover benefits applicable for the three years ended 31 March 2005.

Disclosures in relation to defined contributions

Details of the contributions payable to the Sir John Chisholm Retirement Benefits Scheme, as required under Schedule 7A section 12(3) of the Companies Act 1985 and LR 12.43A(c)(x) of the FSA's Listing Rules, are shown below:

The company contribution payable in respect of the year to 31 March 2005 was £40,780 (2004: £80,736). In addition, a contribution of £244,605 (2004: £163,562) which was in respect of the period from 1 July 2001 to 31 March 2004 was paid on 8 April 2004.

Details of the contributions payable to the QinetiQ Pension Scheme, for Hal Kruth, as required under Schedule 7A Section 12(3) of the Companies Act 1985 and LR 12.43 (c)(x) of the FSA's Listing Rules are shown below:

During the year contributions of £40,833 (2004: £8,903) were paid into the QinetiQ Pension Scheme as per the contributions payable in respect of the year to 31 March 2005. There is US$119,000 accumulated in respect of Hal Kruth's 401(k) Safe Harbour Plan (in which he ceased to participate in 2003/4).

Executive Directors	Additional accrued pension earned in the year (including inflation) £pa	Additional accrued lump sum earned in the year (including inflation) £pa	Accrued pension entitlement at 31 March 2005 £pa	Accrued lump sum entitlement at 31 March 2005 £	Transfer value at 31 March 2004 £	Transfer value at 31 March 2005 £	Increase in transfer value less Director's contributions £
Sir John Chisholm	1,470	4,410	5,101	15,303	74,916	109,682	28,410

Pension benefits accrued to two Executive Directors. The accrued pension benefit of the highest paid Director was £109,962 at 31 March 2005 (2004: £74,916).
Additional accrued pension earned in the year (excluding inflation).
The additional information required under LR 12.43A(c)(ix) of the Listing Rules is given below:

Executive Directors	Additional accrued pension earned in the year (excluding inflation) £	Additional accrued lump sum earned in the year (excluding inflation) £	Transfer value of increase in accrued benefits (excluding inflation) at 13 March 2005 less Director's contributions £
Sir John Chisholm	1,358	4,073	22,834

Notes to pensions benefits
1. The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year.
2. The transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11.
3. Members of the scheme have the option to pay Additional Voluntary Contributions: neither the contributions nor the resulting benefits are included in the above table.

Disclosure in relation to defined contributions
Sir John Chisholm was a member of the QinetiQ Pension Scheme throughout the year. The benefits provided under the scheme are subject to the current earnings cap, which is a restriction on the amount of pay that can be used to calculate pensionable pay from a UK tax approved pension scheme. However, contractually Sir John was entitled to broad comparability under the Civil Service scheme to which he belonged. In view of the earnings cap, that can only be achieved under an unapproved arrangement and for the 2004/05 financial year Sir John Chisholm's benefits include a single payment of £198,315 representing three years of contributions in respect of his right of membership of the unapproved scheme.

Employees
The Group is an equal opportunities employer and upholds the principles of the Employment Service's 'Two Ticks' symbol. Every possible consideration is given to applications for employment, regardless of gender, religion, disability or ethnic origin, having regard only to skills and competencies. This policy is extended to existing employees and any change which may affect their personal circumstances. The policy is supported by strategies for professional and career development.

QinetiQ seeks to utilise a range of communication channels to employees in order to involve them in the running of the organisation. This is done using various media including an in-house magazine, intranet, regular newsletters, bulletins, management briefings, trade union consultation and widespread training programmes.

Environment
The Group strives to manage its business in line with the voluntary international environmental management standard ISO14001 and is committed to compliance with environmental legislation to prevent pollution and to maximise environmental efficiency.

Political and charitable contributions
The Group made no political contributions during the year or in the prior year. Donations to UK charities amounted to £57,000 (2004: £32,000).

Auditor
In accordance with Section 385 of the Companies Act 1985, a resolution to re-appoint KPMG Audit Plc as auditor of the Company is to be proposed at the forthcoming annual general meeting.

Lynton Boardman
Company Secretary
85 Buckingham Gate
London SW1E 6PD
28 June 2005

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF QINETIQ HOLDINGS

We have audited the financial statements on pages 5 to 31.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the Annual Report and the Directors' report. *As described on page 1, this includes responsibility* for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable *assurance that the financial statements are free from material* misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2005 and of the profit of the Group for the year then ended; and
- the financial statements have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
One Canada Square
London
E14 5AG
28 June 2005

GROUP PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 MARCH

	Notes	2005 Before exceptional items £m	2005 Exceptional items £m	2005 Total £m	2004 Total £m
Turnover:					
Group and share of joint ventures before acquisitions		794.9	–	794.9	796.2
Acquisitions		78.4	–	78.4	–
Continuing operations		873.3	–	873.3	796.2
Less share of joint ventures		(0.9)	–	(0.9)	(0.8)
Group turnover	1	**872.4**	**–**	**872.4**	**795.4**
Cost of sales		(160.0)	–	(160.0)	(149.1)
Gross profit		**712.4**	**–**	**712.4**	**646.3**
Operating expenses		(640.1)	(28.2)	(668.3)	(583.3)
Group operating profit before acquisitions		63.2	(28.2)	35.0	63.0
Acquisitions		9.1	–	9.1	–
Group operating profit	2(a)	**72.3**	**(28.2)**	**44.1**	**63.0**
Share of operating loss in joint ventures and associates		(2.6)	–	(2.6)	(4.6)
Total operating profit before exceptional items and intangible amortisation and impairment		60.2	–	60.2	54.1
Exceptional restructuring costs and investment impairment	2(b)	–	(28.2)	(28.2)	–
Intangible amortisation and impairment		0.4	–	0.4	4.3
Total operating profit before acquisitions		**60.6**	**(28.2)**	**32.4**	**58.4**
Acquisitions		9.1	–	9.1	–
Total operating profit		**69.7**	**(28.2)**	**41.5**	**58.4**
Profit on disposal of fixed assets	3	15.5	30.7	46.2	7.4
Profit on ordinary activities before interest and taxation		**85.2**	**2.5**	**87.7**	**65.8**
Net interest payable and other similar charges	4	(6.7)	–	(6.7)	(14.5)
Profit on ordinary activities before taxation	1	**78.5**	**2.5**	**81.0**	**51.3**
Tax on profit on ordinary activities	5	(6.1)	(0.9)	(7.0)	(10.1)
Profit on ordinary activities after taxation		**72.4**	**1.6**	**74.0**	**41.2**
Equity minority interest in subsidiary undertakings				1.6	1.5
Profit attributable to ordinary shareholders				**75.6**	**42.7**
Dividends paid	6			(5.2)	(11.1)
Retained profit for the financial year	21			**70.4**	**31.6**

All operations are continuing.
There is no difference between the profit for the year and that prepared on an historic cost basis.

BALANCE SHEET

AS AT 31 MARCH

	Notes	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Fixed assets					
Intangible assets	9	70.4	(85.3)	–	–
Tangible assets	10	392.1	428.2	–	–
Investment in subsidiary undertakings	11(a)	–	–	92.3	92.3
Investment in associates	11(b)	–	0.4	–	–
Other investments	11(b)	0.5	–	–	–
		463.0	**343.3**	**92.3**	**92.3**
Current assets					
Stocks and work in progress	12	17.8	1.1	–	–
Debtors	13	409.7	310.4	40.0	131.3
Current asset investments	14	12.8	–	–	–
Cash at bank and in hand		12.3	154.6	–	–
		452.6	**466.1**	**40.0**	**131.3**
Creditors: amounts falling due within one year	15	(356.7)	(277.0)	(79.9)	(16.6)
Net current assets/(liabilities)		**95.9**	**189.1**	**(39.9)**	**114.7**
Total assets less current liabilities		**558.9**	**532.4**	**52.4**	**207.0**
Creditors: amounts falling due after more than one year	16	(154.7)	(142.1)	–	(85.0)
Provisions for liabilities and charges	17	(76.2)	(48.8)	–	–
Provision for joint venture deficit					
– Share of gross assets		–	2.4	–	–
– Share of gross liabilities		–	(3.4)	–	–
	11(b)	–	(1.0)	–	–
Net assets excluding pension liabilities		**328.0**	**340.5**	**52.4**	**122.0**
Defined benefit pension scheme net liabilities	27	(113.9)	(115.3)	–	–
Net assets	1	**214.1**	**225.2**	**52.4**	**122.0**
Capital and reserves					
Equity share capital	19	1.6	1.5	1.6	1.5
Preference shares	19	37.5	112.5	37.5	112.5
Share premium account	20	11.4	11.4	11.4	11.4
Profit and loss account	21	166.4	100.8	1.9	(3.4)
Equity shareholders' funds		**216.9**	**226.2**	**52.4**	**122.0**
Equity minority interest		(2.8)	(1.0)	–	–
		214.1	**225.2**	**52.4**	**122.0**

The accounting policies and notes on pages 9 to 31 form an integral part of these financial statements.
The financial statements on pages 5 to 31 were approved by the Board of Directors on 28 June 2005 and signed on its behalf by:

Sir John Chisholm
Chief Executive Officer

Graham Love
Chief Financial Officer

GROUP CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 MARCH

	Notes	2005 £m	2004 £m
Cash inflow from operating activities	22(a)	37.5	142.7
Returns on investments and servicing of finance	22(b)	(1.6)	(6.1)
Tax paid		(2.8)	(1.5)
Capital expenditure and financial investment	22(c)	32.0	(1.6)
Acquisitions and disposals	22(d)	(165.2)	(0.5)
Preference share dividend paid	6	(8.9)	–
Preference share repayment	19	(75.0)	–
Cash (outflow)/inflow before financing		**(184.0)**	**133.0**
Financing	22(e)	41.7	(52.7)
(Decrease)/increase in cash in the year		**(142.3)**	**80.3**

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

FOR THE YEAR ENDED 31 MARCH

	Note	2005 £m	2005 £m	2004 £m	2004 £m
(Decrease)/increase in cash in the year			(142.3)		80.3
New loans and overdrafts		(158.1)		(10.8)	
New loan notes		(0.9)		4.3	
Bank loan repayments		116.6		59.2	
			(42.4)		52.7
Capital element of finance lease payments			0.7		–
Change in net debt resulting from cash flows			**(184.0)**		**133.0**
Addition of recapitalisation fee			1.5		–
Recapitalisation fee amortisation			–		(3.6)
Repayment of capitalised fee			(4.3)		–
New finance leases			(4.8)		0.2
Net debt at the start of the year			(3.6)		(133.2)
Net debt at the end of the year	23		**(195.2)**		**(3.6)**

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 MARCH

	Notes	**2005 £m**	2004 £m
Profit attributable to ordinary shareholders excluding joint ventures and associates		78.0	47.1
Share of losses of joint ventures and associates		(2.4)	(4.4)
Profit attributable to ordinary shareholders		**75.6**	**42.7**
Gain/(loss) arising on the refinancing of joint ventures and associates	11(b)	0.6	(0.6)
Exchange loss		(0.4)	(0.4)
Preference dividend	6	(11.1)	11.1
Actuarial (loss)/gain recognised in the defined benefit pension schemes	27	(9.8)	10.1
Movement in deferred tax asset on pension deficit	27	15.9	30.1
Total recognised gains and losses for the year		**70.8**	**93.0**

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

FOR THE YEAR ENDED 31 MARCH

	Notes	**Group 2005 £m**	Group 2004 £m	**Company 2005 £m**	Company 2004 £m
Equity Shareholders' funds at 1 April		226.2	144.3	122.0	125.0
Retained profit for the year		70.4	31.6	16.4	(14.1)
Exchange loss		(0.4)	(0.4)	–	–
Gain/(loss) arising on the refinancing of joint ventures and associates	11(b)	0.6	(0.6)	–	–
Preference dividend accrual charged to the profit and loss account	6	(11.1)	11.1	(11.1)	11.1
Actuarial (loss)/gain recognised in the defined benefit pension schemes	27	(9.8)	10.1	–	–
Movement in deferred tax asset on pension deficit	27	15.9	30.1	–	–
Preference share repayment	19	(75.0)	–	(75.0)	–
Equity share capital issued	19	0.1	–	0.1	–
Equity Shareholders' funds at 31 March		**216.9**	**226.2**	**52.4**	**122.0**

ACCOUNTING POLICIES

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements.

Basis of preparation
The financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards.

Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiary undertakings up to 31 March 2005. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

On the acquisition of a business, or of an interest in a business, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets. Where material, adjustments are also made to bring accounting policies into line with those of the Group. Deferred consideration is recognised once any underlying performance targets have been achieved.

An associate is an undertaking in which the Group has a long-term interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control. The Group's share of the profits less losses of associates and joint ventures is included in the consolidated profit and loss account and its interest in their net assets, together with any loans to the entity, is included in investments in the consolidated balance sheet.

Where an associate or joint venture has net liabilities full provision is made for the Group's share of liabilities even where there is no obligation to provide additional funding to the associate or joint venture.

As permitted by section 230(4) of the Companies Act 1985, a separate profit and loss account dealing with the results of the Company has not been presented.

Turnover
Turnover represents the value of work performed for customers (net of value added tax and other sales taxes) including attributable profit and after adjusting for foreseeable losses.

Turnover from fixed price contracts is recognised in proportion to the value of the work performed and includes attributable profit. Royalty turnover is recognised on the earlier of the date on which the income is earned and measured with reasonable certainty or cash is received. Turnover from sale of products is recognised on acceptance by the customer.

Profit recognition
Profit on the supply of professional services on cost plus or time and materials contracts is recognised as the work is performed. Profit on fixed price contracts is recognised on a percentage of completion basis once the contract's ultimate outcome can be foreseen with reasonable certainty. The principal estimation method used by the Group in attributing profit on contracts to a particular accounting period is the preparation of forecasts on a contract by contract basis. These focus on the costs to complete and enable an assessment to be made of the final out-turn of each contract. Consistent contract review procedures are in place in respect of contract forecasting. Losses on completion are recognised in full as soon as they are foreseen.

Amounts recoverable on contracts
Amounts recoverable on contracts are included in debtors and represent turnover recognised in excess of amounts invoiced.

Stocks and work in progress
Stocks and work in progress are stated at the lower of cost and net realisable value.

Goodwill
Purchased positive goodwill (representing the excess of the fair value of the consideration paid and associated costs over the fair value of the separable net assets acquired) arising on consolidation is capitalised. Goodwill is amortised to nil by equal annual instalments over its estimated useful economic life (of up to 20 years). On the subsequent disposal or termination of a business, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill. Impairment reviews are carried out to ensure that goodwill is not carried at above its recoverable amount. Any amortisation or impairment write-downs are charged to the profit and loss account as operating items.

Negative goodwill (representing the excess of the fair value of net assets acquired over the fair value of consideration given) arising in respect of the acquisitions is included within fixed assets and released to the profit and loss account in the periods in which the fair values of the non-monetary assets purchased on the same acquisitions are recovered, whether through depreciation or sale.

Loan issue costs
Costs associated with the issue of loans are capitalised and netted off against the loan liability presented in the balance sheet in accordance with FRS4. Capitalised issue costs are released over the estimated life of the instrument to which they relate. If it becomes clear that the instrument will be redeemed early, the amortisation of the issue costs will be accelerated.

Share capital issue costs
Where allowable costs associated with the issue of share capital are netted off against Share Premium arising.

Investments
In the Company's financial statements, investments in subsidiary undertakings, associates and joint ventures are stated at cost less any impairment in value.

Current asset investments are carried at the lower of cost and market value.

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost less depreciation. Freehold land is not depreciated. Other tangible fixed assets are depreciated on a straight line basis over their useful economic lives to their estimated residual value as follows:

Freehold buildings	20-25 years
Leasehold land and buildings	Over the unexpired term of the lease
Plant & machinery	3-10 years
Fixtures & fittings	5-10 years
Computers	3-5 years
Motor vehicles	3-5 years

Assets in the course of construction are included in tangible fixed assets on the basis of expenditure incurred at the balance sheet date. In the case of assets constructed by the Group, the value includes the cost of own work completed, including directly attributed overheads but excluding interest.

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction, and gains and losses on translation are included in the profit and loss account. If designated forward foreign exchange contracts have been entered into, gains and losses are matched against the foreign exchange movements on the underlying transaction.

Assets and liabilities of overseas subsidiary and associated undertakings and joint ventures, including any related goodwill, are translated to sterling at the rate of exchange at the balance sheet date. The results and cash flows of overseas subsidiary and associated undertakings and joint ventures are translated to sterling using the average rates of exchange during the period. Exchange adjustments arising from the retranslation of the opening net investment and the results for the period to the year end rate are taken directly to reserves and reported in the statement of total recognised gains and losses.

Leased assets

Assets held under finance leases are capitalised and included in tangible fixed assets at fair value at the inception of the lease. Assets are then depreciated over the shorter of their useful economic lives or the lease term. Obligations relating to finance leases, net of finance charges arising in future periods, are included under creditors.

Rentals payable under operating leases are charged to the profit and loss account evenly over the term of the lease.

Post-retirement benefits

The Group provides both defined contribution and defined benefit pension arrangements.

Costs associated with the provision of defined benefit pension schemes are recognised in accordance with advice received from independent qualified actuaries. Costs associated with the provision of defined contribution schemes reflect the contributions payable by the Group in the period.

The balance sheet valuation of defined benefit schemes is calculated by independent, qualified actuaries in accordance with FRS17, and represents the market valuation of scheme assets at the balance sheet date, less the present value of long-term liabilities discounted at a rate determined by the market return on corporate bonds.

Research and development expenditure

Research and development costs incurred on behalf of a customer as part of a specific project are chargeable to the customer on whose behalf the work is undertaken. The costs and the related income are included in cost of sales and turnover respectively.

Internally funded development expenditure is capitalised in the balance sheet where there is a clearly defined project, the expenditures are separately identifiable, the project is technically and commercially feasible, all costs are recoverable by future revenue and the resources exist to complete the project. Such capitalised costs are written off over the forecast period of sales resulting from this development. All other research and development costs are written off to the profit and loss account in the period in which they are incurred.

Taxation

The taxation charge is based on the profit for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is provided, without discounting, in respect of all timing differences that have arisen but not reversed by the balance sheet date. Deferred tax assets are only provided to the extent that they are regarded as recoverable.

NOTES TO THE FINANCIAL STATEMENTS

1. Segmental analysis

Classes of business

Year ended March 2005

	Turnover £m	Operating profit before exceptional items £m	Exceptional items £m	Profits on disposal of fixed assets £m	Interest £m	Profit before tax £m	Net assets £m
Defence & Technology	664.9	48.0	–	(1.5)	–	46.5	378.8
Security & Dual Use	137.4	12.4	–	47.7	–	60.1	99.6
North America	70.1	5.1	–	–	–	5.1	163.3
Corporate	–	4.2	(28.2)	–	(6.7)	(30.7)	(232.4)
Total	**872.4**	**69.7**	**(28.2)**	**46.2**	**(6.7)**	**81.0**	**409.3**
Net debt*							(195.2)
Group total	**872.4**	**69.7**	**(28.2)**	**46.2**	**(6.7)**	**81.0**	**214.1**

Year ended March 2004**

	Turnover £m	Operating profit before exceptional items £m	Exceptional items £m	Profits on disposal of fixed assets £m	Interest £m	Profit before tax £m	Net assets £m
Defence & Technology	657.7	43.5	–	–	–	43.5	345.9
Security & Dual Use	137.4	9.2	–	7.4	–	16.6	101.9
North America	0.3	(0.6)	–	–	–	(0.6)	1.7
Corporate	–	6.3	–	–	(14.5)	(8.2)	(220.7)
Total	**795.4**	**58.4**	**–**	**7.4**	**(14.5)**	**51.3**	**228.8**
Net debt*						–	(3.6)
Group total	**795.4**	**58.4**	**–**	**7.4**	**(14.5)**	**51.3**	**225.2**

*Net debt includes £45.9m (2004: £45.9m) in respect of the Aquila/Chertsey Loan Note which is repayable only from the net proceeds of certain identifiable assets.

**The prior year figures have been restated to be on a basis comparable with the current year.

Geographic markets

The table below shows turnover by each geographic area:

	Turnover by destination 2005 £m	Turnover by destination 2004 £m	Turnover by origin 2005 £m	Turnover by origin 2004 £m
United Kingdom	749.0	740.4	802.3	795.1
North America	86.9	16.6	70.1	0.3
Continental Europe	14.6	17.1	–	–
Rest of world	21.9	21.3	–	–
	872.4	**795.4**	**872.4**	**795.4**

The table below shows profit before interest and tax and net assets by geographic area:

	Profit before tax by origin 2005 £m	Profit before tax by origin 2004 £m	Net assets by origin 2005 £m	Net assets by origin 2004 £m
United Kingdom	75.9	51.9	50.8	223.5
North America	5.1	(0.6)	163.3	1.7
	81.0	**51.3**	**214.1**	**225.2**

2. Operating profit

a) Group operating profit is stated after charging/(crediting):

	2005 £m	2004 £m
Auditors remuneration		
Group – audit	0.5	0.3
Group – other attestation	0.3	0.1
Group – taxation	0.2	0.2
Depreciation and other amounts written off tangible and intangible fixed assets:		
depreciation and impairment of tangible fixed assets	39.8	42.0
amortisation and impairment of goodwill	(0.4)	(4.3)
Operating lease rentals:		
land and buildings	5.1	9.8
plant and machinery	0.4	0.5
Foreign exchange loss	–	0.2

The Company audit fee was £5,000 (2004: £5,000).

b) Exceptional restructuring costs

The following exceptional items were included in the profit and loss account:

	2005 £m	2004 £m
Exceptional restructuring costs	25.9	–
Exceptional investment impairment	2.3	–
	28.2	–

The exceptional restructuring costs result from the restructuring of the UK business into two market facing sectors and the consequent release of 260 staff from the business. The restructuring cost resulted in a tax credit of £7.8m with nil cashflow in the year.

The impairment of the investment results from an unrealised reduction in the value of the investment in pSivida Limited (see note 14). There was nil tax and cash effect.

3. Profit on disposal of fixed assets

	2005 £m	2004 £m
Profit on disposal of fixed assets	**46.2**	**7.4**

On 21 June 2004 the Group sold the Pyestock North freehold site for £47.9m net of costs, resulting in an exceptional profit on disposal of £30.7m. The cash consideration was £54.0m and disposal costs and associated works totalled £6.1m of which £4.4m had been spent by year end. There was a £8.7m tax charge in respect of this disposal.

On 4 August 2004 the Group sold its 42.7% interest in pSiMedica Limited to pSivida Limited for £16.7m. The consideration was settled by £1.7m in cash and £15.0m by way of the issue of new pSivida Limited shares, representing 16.3% of its issued share capital. The Group recorded a profit on disposal of £17.1m. Since the date of the disposal the value of the pSivida shares has declined and a £2.3m impairment in the investment carrying value of these shares has been charged to operating profit.

Other fixed asset disposals in the year generated net cash proceeds of £2.7m and a related loss on disposal of £1.6m.

In the prior year the Group disposed of the Chertsey property for £48.5m generating a profit on disposal of £4.1m. Additional consideration is due upon the purchaser obtaining additional planning consents, with the quantum dependent on the scope of consent achieved. Additional profits on disposal of £3.3m were recognised from other fixed asset sales.

4. Net interest payable

		2005 £m		2004 £m
Receivable on bank deposits		(3.6)		(5.7)
Amortisation of recapitalisation fee		4.5		–
Payable on bank loans and overdrafts	4.1		10.4	
Payable on Aquila/Chertsey Loan Note	1.1		2.0	
Other loan interest	0.2		3.6	
Release of discount on MOD indemnity	(1.9)		(1.9)	
Interest payable		3.5		14.1
Net interest on pension scheme under FRS17:				
Expected return on defined benefit scheme assets	(27.7)		(19.2)	
Interest on defined benefit scheme liabilities	30.0		25.3	
		2.3		6.1
		6.7		**14.5**

5. Taxation

(a) Analysis of charge in period

	2005 £m	2004 £m
Current tax:		
UK corporation tax at 30%	–	–
Overseas corporation tax	1.0	–
Overseas corporation tax in respect of previous periods	(0.1)	–
Overseas withholding tax	1.3	1.5
Share of joint ventures' and associates' tax credit	(0.1)	(0.3)
Total current tax	**2.1**	**1.2**
Deferred tax (note 17)	4.9	8.9
Tax on profit on ordinary activities	**7.0**	**10.1**

(b) Factors affecting the tax charge

The principal factors reducing the Group's current year tax charge below the UK statutory rate are explained below:

	2005	2004
Profit before tax	81.0	51.3
Tax on ordinary activities at 30%	24.3	15.4
Effect of:		
Expenses not deductible for tax purposes, tax relief and non taxable items arising on consolidation	(12.4)	(8.6)
Capital allowances in excess of depreciation	(6.5)	(2.8)
Utilisation of UK tax losses	(3.5)	(8.6)
Unprovided tax losses of UK subsidiaries, joint ventures, associates and non-trade losses	–	1.3
(Utilisation of)/unprovided tax losses of overseas subsidiaries	(2.6)	0.8
Overseas withholding tax	1.3	1.5
Share of joint venture and associates tax credit	(0.1)	(0.3)
Other timing differences	1.6	2.5
Current tax charge for the year	**2.1**	**1.2**

(c) Factors affecting future tax charges

It is anticipated that the Group will continue to benefit from a low effective tax rate in future years. Research and development relief will continue to be a major contributory factor in reducing the future tax charge.

6. Dividends

During the year the Group has not declared or paid equity dividends (2004: £nil).

In the year the dividend payable to preference share holders was £5.2m (2004: £11.1m). There was a preference share payment of £8.9m in the year of which £1.6m related to the current year profit and loss charge and £7.3m related to the prior year. All of the remaining dividends payable have been charged to the statement of total gains and losses and transferred to accrued dividend interest in the balance sheet as there are now sufficient distributable reserves for their payment. This has resulted in a total charge to the statement of total gains and losses of £11.1m in the year (2004: credit £11.1m) and the creation of accrued dividend interest of £7.2m at the year end.

7. Employee information

The average number of persons employed by the Group, including Directors, analysed by class of business, was:

	2005 Number	2004 Number*
Defence & Technology	6,931	6,899
Security & Dual Use	1,806	1,628
North America	1,320	22
Corporate	349	349
	10,406	**8,898**

The aggregate payroll costs of these persons were as follows:

	2005 £m	2004 £m
Wages and salaries	315.8	280.1
Social security costs	28.3	25.0
Other pension costs	45.7	43.8
	389.8	**348.9**

The Company had no employees (2004: nil).
*Prior year figures have been restated on a comparable basis with the current year.

8. Acquisitions and disposals

US acquisitions

On 8 October 2004 QinetiQ Group acquired the whole of the share capital of Westar Aerospace & Defense Group, Inc. (Westar) for an initial consideration before acquisition costs of £75.4m ($136.5m), including £3.0m ($5.5m) for Westar's cash and surplus working capital.
No provision has been made for additional consideration of up to £4.8m ($9.0m) payable dependent on the profits of Westar for the year ending 31 December 2005.

On 5 November 2004 QinetiQ Group acquired the whole of the share capital of Foster-Miller, Inc. (Foster-Miller) for a consideration, before acquisition costs, of £104.0m ($191.3m), including £13.1m ($24.1m) for Foster Miller's cash and surplus working capital.

Summary profit and loss accounts and statements of total recognised gains and losses for Foster-Miller and Westar prior to acquisition are:

Profit and loss	Westar Period from 1/1/04 to 8/10/04 £m	Foster-Miller Period from 1/8/04 to 5/11/04 £m
Turnover	65.2	18.6
Operating profit	8.1	2.2
Profit before taxation	8.0	2.2
Taxation	(3.0)	(0.9)
Profit for the period	**5.0**	**1.3**

There were no recognised gains and losses in the periods other than the reported profit after taxation.

In the year to 31 December 2003 Westar recorded a profit after taxation of £1.3m ($2.4m). In the year to 31 July 2004 Foster-Miller recorded a profit after taxation of £5.5m ($10.3m).

8. Acquisitions and disposals (continued)

The provisional analysis of the net assets acquired is:

	Book value Total £m	Westar Fair value adjustment Total £m	Fair value at acquisition Total £m	Book value Total £m	Foster Miller Fair value adjustment Total £m	Fair value at acquisition Total £m
Intangible fixed assets	7.9	(7.9)	–	–	–	–
Tangible fixed assets	1.0	–	1.0	3.3	–	3.3
Current assets	25.4	–	25.4	21.3	–	21.3
Current liabilities	(19.9)	–	(19.9)	(10.6)	–	(10.6)
Cash	3.5	–	3.5	8.2	–	8.2
Provisions for liabilities and charges	–	–	–	(0.2)	–	(0.2)
Deferred taxation	–	–	–	3.3	–	3.3
Net assets acquired	**17.9**	**(7.9)**	**10.0**	**25.3**	**–**	**25.3**
Goodwill			66.5			79.8
			76.5			**105.1**
Consideration satisfied by:						
Cash			71.5			98.3
Deferred consideration			3.9			5.7
Related costs of acquisition			1.1			1.1
Total consideration			**76.5**			**105.1**

The fair value adjustment of £7.9m relates to the elimination of goodwill recorded on a previous acquisition in Westar. Since acquisition Westar contributed turnover of £43.5m and operating profit of £5.8m.

Since acquisition Foster-Miller contributed turnover of £25.8m and operating profit of £3.4m.

UK acquisitions

On 5 August 2004 QinetiQ acquired HVR Group Limited for a consideration, including costs, of £13.8m. The provisional fair value of net assets at this date was £0.9m, resulting in goodwill on acquisition of £12.9m. Included in the acquisition cost is £3.9m of deferred consideration, which will be settled through the issue of loan notes which are redeemable from 6 months after issue until 31 July 2009.

On 1 September 2004 QinetiQ took control of Aurix Limited, with the transfer of shares to QinetiQ from its joint venture partner for nil consideration. This resulted in QinetiQ owning 80.1% of the share capital. Negative goodwill of £1.3m and a minority interest of £0.3m were recorded on completion.

On 20 September 2004 QinetiQ purchased the remaining 55% of its associate, ASAP Calibration Limited, making this a wholly-owned subsidiary. The consideration was £1.0m, resulting in goodwill on acquisition of £0.5m.

8. Acquisitions and disposals (continued)

The provisional analysis of net assets acquired is:

	Book value Total £m	Total UK acquisitions Fair value adjustment Total £m	Fair value at acquisition Total £m
Intangible fixed assets	1.6	(1.6)	–
Tangible fixed assets	0.8	–	0.8
Current assets	3.0	–	3.0
Current liabilities	(3.9)	–	(3.9)
Cash	3.4	–	3.4
Loans	(0.5)	–	(0.5)
Defined benefit pension scheme net liabilities	–	(0.4)	(0.4)
Net assets acquired	**4.4**	**(2.0)**	**2.4**
Minority interest			0.3
Goodwill			12.1
			14.8

Consideration satisfied by:	
Cash	9.8
Loan notes	0.9
Deferred consideration	3.9
Related costs of acquisition	0.2
Total consideration	**14.8**

The fair value adjustments relate to the elimination of QinetiQ developed intellectual property rights (£1.6m) held by Aurix Ltd and the FRS17 recognition of Aurix Ltd's pension liability (£0.4m) in accordance with Group accounting policy.

The resulting goodwill on the US and UK acquisitions, totalling £158.4m, was capitalised and is being amortised over a 20-year period.

9. Intangible fixed assets

	Goodwill arising on other acquisitions £m	Goodwill arising on QinetiQ Group acquisition £m	Intellectual property rights and development and costs £m	Total £m
Cost				
At 1 April 2004	0.6	(91.2)	0.5	(90.1)
Additions	–	–	1.8	1.8
Acquisitions	158.4	–	–	158.4
Foreign exchange	(4.9)	–	–	(4.9)
At 31 March 2005	154.1	(91.2)	2.3	65.2
Amortisation				
At 1 April 2004	0.1	(4.9)	–	(4.8)
Charge/(credit) for the year	3.7	(4.5)	–	(0.8)
Impairments in the year	0.4	–	–	0.4
At 31 March 2005	4.2	(9.4)	–	(5.2)
Net book value				
At 31 March 2005	**149.9**	**(81.8)**	**2.3**	**70.4**
At 31 March 2004	0.5	(86.3)	0.5	(85.3)

10. Tangible fixed assets

	Land and buildings £m	Plant, machinery and vehicles £m	Computers and office equipment £m	Assets under construction £m	Total £m
Cost					
At 1 April 2004	381.4	67.5	12.5	9.3	470.7
Additions	0.7	1.2	8.4	10.9	21.2
Acquisitions	1.3	1.7	2.5	0.2	5.7
Disposals	(17.7)	(8.8)	(6.1)	(0.9)	(33.5)
Transfers	1.3	5.6	2.3	(9.2)	–
At 31 March 2005	367.0	67.2	19.6	10.3	464.1
Depreciation					
At 1 April 2004	13.7	22.5	6.3	–	42.5
Charge for the year	13.1	20.8	5.9	–	39.8
Disposals	–	(4.3)	(6.0)	–	(10.3)
At 31 March 2005	26.8	39.0	6.2	–	72.0
Net book value					
At 31 March 2005	**340.2**	**28.2**	**13.4**	**10.3**	**392.1**
At 31 March 2004	367.7	45.0	6.2	9.3	428.2

Transfers of fixed assets shown above relate to assets constructed by the Group. These are initially recorded within assets under construction and, on commencement of use, transferred to the relevant asset category.

Under the terms of the Business Transfer Agreement with the MOD, certain restrictions have been placed on freehold land and buildings, and certain plant and machinery related to them. These restrictions are detailed in note 25 'Relationship with related party'.

Assets held under finance leases, capitalised and included in computers and office equipment have a cost of £5.2m (2004: nil), aggregate depreciation of £1.0m (2004: nil), and a net book value of £4.2m. Included within the net book value of land and buildings at 31 March 2005 is £0.9m (2004: £0.9m) of leasehold properties, the remainder of the properties are freehold.

11. Investments

	Company 2005 £m
(a) Subsidiary undertakings	
At 1 April and 31 March	**92.3**

	Joint ventures £m	Associates £m	Other investments £m	Group Total £m
(b) Fixed asset investments				
At 1 April 2004	(1.0)	0.4	–	(0.6)
Reclassified	(0.2)	0.2	–	–
Additions	0.4	1.6	0.5	2.5
Share of post-tax losses	(0.3)	(2.1)	–	(2.4)
Reclassification on change to subsidiary status	–	(1.1)	–	(1.1)
Increase in value from refinancings (see note below)	–	0.6	–	0.6
Disposals	1.1	0.4	–	1.5
Net book value at 31 March 2005	**–**	**–**	**0.5**	**0.5**

The net increase in value from the refinancing of associates has been taken to reserves through the statement of recognised gains and losses. Gains and losses arise when the Group and/or its partners invest differing amounts of cash or other assets into the joint ventures and associates and, as a result of the increased investment, the share of the net assets owned by the Group changes in value.

Other investments represents the Group's 10.8% interest in Sciemus Limited acquired for cash consideration of £0.5m on 14 September 2004.

12. Stocks and work in progress

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Raw materials and consumables	12.3	0.8	–	–
Work in progress	5.5	0.3	–	–
	17.8	**1.1**	**–**	**–**

13. Debtors

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Trade debtors	219.1	150.4	–	–
Amounts recoverable under contracts	89.6	61.7	–	–
Amounts owed by Group undertakings	–	–	1.9	95.2
Other debtors	90.2	84.5	38.1	36.1
Prepayments	10.8	13.8	–	–
	409.7	**310.4**	**40.0**	**131.3**

Included within amounts recoverable under contracts is £11.6m (2004: £11.8m) due after one year and within other debtors is an amount of £nil due after one year (2004: £81.9m).

14. Current asset investments

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Cost	15.1	–	–	–
Impairment	(2.3)	–	–	–
	12.8	**–**	**–**	**–**

At 31 March 2005 the Group held 35.7 million shares in pSivida Limited (2004: nil). The Group's carrying value of this investment was impaired by £2.3m during the year to reflect its market value at 31 March 2005 of A$0.88 per share.

15. Creditors: amounts falling due within one year

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Aquila/Chertsey Loan Note	45.9	–	–	–
Bank loans and overdraft	7.3	20.8	–	20.8
Deferred financing costs	(0.3)	(4.3)	–	(4.3)
Finance lease creditor	1.6	–	–	–
Payments received on account	103.1	83.3	–	–
Trade creditors	20.1	17.7	–	–
Due to group undertaking	–	–	72.4	–
Taxation and social security	40.0	41.2	–	–
Other creditors	25.5	15.9	–	–
Accruals and deferred income	113.5	102.4	7.5	0.1
	356.7	**277.0**	**79.9**	**16.6**

16. Creditors: amounts falling due after more than one year

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Bank loan	150.8	95.8	–	85.0
Aquila/Chertsey Loan Note	–	45.9	–	–
Loan notes	0.9	–	–	–
Deferred financing costs	(1.2)	–	–	–
Finance lease creditor	2.5	–	–	–
Other creditors	1.7	0.4	–	–
	154.7	**142.1**	**–**	**85.0**

17. Provisions for liabilities and charges

	Deferred taxation £m	Reorganisation £m	Other £m	Total £m
At 1 April 2004	27.6	7.6	13.6	48.8
Utilised	–	(5.7)	(3.1)	(8.8)
Acquisitions	(3.3)	–	–	(3.3)
Released	–	(0.6)	(3.2)	(3.8)
Credit in respect of tax on additional payment to pension scheme	2.7	–	–	2.7
Created	4.9	30.9	4.8	40.6
At 31 March 2005	**31.9**	**32.2**	**12.1**	**76.2**

Other provisions include legal and statutory and environmental and insurance commitments. Reorganisation provisions related to the costs associated with the restructuring of the UK business.

The amounts provided for deferred taxation are set out below:

	Group 2005 £m	Group 2004 £m
Difference between accumulated depreciation, amortisation and capital allowances	35.8	29.8
Short term timing differences	(3.9)	(2.2)
Total deferred taxation liability provided	**31.9**	**27.6**

In addition a deferred tax asset of £48.7m (2004: £30.1m) is offset directly against the pension fund deficit (note 27).

The amounts of deferred taxation not provided are set out below:

	Group 2005 £m	Group 2004 £m
Tax losses	(6.6)	(12.6)
Total deferred taxation asset not provided	**(6.6)**	**(12.6)**

The unprovided deferred tax asset will be recovered in the event that there are sufficient relevant future taxable profits.

18. Financial instruments

The disclosures set out below exclude short-term debtors and creditors and deferred tax, except for the analysis of net currency exposure. Disclosures on financial risk management and treasury policies are also included in the Operating and Financial Review.

(a) Fair values of financial instruments at 31 March

	Book value 2005 £m	Fair value 2005 £m	Book value 2004 £m	Fair value 2004 £m
Primary financial instruments held or issued to finance the Group's operations				
Cash and deposits	12.3	12.3	154.6	154.6
Borrowings due within one year	(54.5)	(54.5)	(16.5)	(16.5)
Borrowings due after more than one year	(153.0)	(153.0)	(141.7)	(141.7)
Derivative financial instruments held to manage interest rate and currency exposure				
Interest rate swaps and similar instruments	–	1.9	–	2.6
Forward currency contracts	–	(0.1)	–	0.1
Other financial assets				
Trade investments	0.5	0.5	–	–
Current asset investments	12.8	12.8	–	–
Other assets	–	–	45.8	45.8

Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates, except for unlisted fixed asset investments which are given a fair value equal to book value. The book value of unlisted fixed asset investments at 31 March 2005 is £0.5m (2004: nil).

b) Interest rate risk

After taking into account the various interest rate swaps and forward foreign exchange contracts entered into by the Group, the currency and interest rate profile of the Group's financial assets and liabilities at 31 March 2005 is:

Financial assets	Floating £m	Non-interest bearing £m	Total £m
Sterling	10.7	7.5	18.2
US Dollar	0.9	–	0.9
Other	0.7	5.8	6.5
	12.3	**13.3**	**25.6**

Financial liabilities	Fixed or capped £m	Floating £m	Non-interest bearing £m	Total £m
Sterling	(4.1)	(6.7)	(45.9)	(56.7)
US Dollar	(121.7)	(29.1)	–	(150.8)
	(125.8)	**(35.8)**	**(45.9)**	**(207.5)**
Net financial assets and liabilities				
Sterling	(4.1)	4.0	(38.4)	(38.5)
US Dollar	(121.7)	(28.2)	–	(149.9)
Other	–	0.7	5.8	6.5
	(125.8)	**(23.5)**	**(32.6)**	**(181.9)**

	Financial assets 2005 £m	Financial liabilities 2005 £m	Total £m
Of which:			
Cash and deposits	12.3	(7.3)	5.0
Bank loans and loan notes	–	(196.1)	(196.1)
Finance leases	–	(4.1)	(4.1)
Investments	13.3	–	13.3
	25.6	**(207.5)**	**(181.9)**

18. Financial instruments (continued)

For the fixed rate financial liabilities, the average interest rates and the average period for which the rates are fixed are:

	Weighted average interest rate % 2005	**Weighted average years to maturity 2005**	Weighted average interest rate % 2004	Weighted average years to maturity 2004
Sterling	6.7%	2.3	5.6%	2.7
US Dollar	4.4%	3.7	–	–
	4.5%	**3.6**	**5.6%**	**2.7**

c) Currency risk

The table below shows the Group's currency exposures at 31 March 2005, being exposures on currency transactions that give rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group' that are not denominated in the functional currency of the operating company involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas entities.

Functional currency of the operating company	Net foreign currency monetary assets				
	US Dollar £m	*Euro* £m	*Australian Dollar* £m	*Other* £m	*Total* £m
Sterling	2.0	3.9	5.3	0.4	11.6

The amounts shown in the table take into account the effect of the forward contracts entered into to manage these currency exposures.

Comparative figures are not provided in respect of currency risk as the Group's monetary assets and liabilities were substantially denominated in the operating currency of the functional unit involved.

d) Maturity of financial liabilities

	Bank borrowings and loan notes 2005 £m	**Finance leases 2005 £m**	**Total 2005 £m**	Bank borrowings and loan notes 2004 £m	Other liabilities 2004 £m	Total 2004 £m
Due in one year or less	52.9	1.6	54.5	16.5	–	16.5
Due in more than one year but not more than two years	–	2.2	2.2	45.9	–	45.9
Due in more than two years but not more than five years	150.5	0.3	150.8	95.8	–	95.8
	203.4	**4.1**	**207.5**	**158.2**	**–**	**158.2**

e) Borrowing facilities

At 31 March 2005, the following committed facilities were available to the Group:

	Expiry	Interest rate %	Total £m	Drawn £m	Undrawn £m
Multicurrency revolving facility	24/08/09	LIBOR plus 0.60%	300.0	150.8	149.2
HVR Loan Notes	31/07/09	Base minus 1.0%	0.9	0.9	–
Aquila/Chertsey Loan Note		Interest free	45.9	45.9	–
US Dollar revolving facility	2/12/07	Prime minus 0.50%	6.9	–	6.9
US Dollar revolving facility	27/07/05	LIBOR plus 2.0%	2.6	–	2.6
Committed facilities March 2005			**356.3**	**197.6**	**158.7**
Committed facilities March 2004			441.7	162.5	279.2

Loans drawn under the £300m multi-currency revolving facility are repayable within 12 months, but have been classified as due in more than two years as the relevant committed facilities are available until 24 August 2009.

The HVR Loan Notes were issued in connection with the acquisition of HVR Consulting Ltd. They are repayable on request of the holders no later than 31 July 2009. They bear interest at a discount to Lloyds TSB Base Rate.

A subsidiary company has issued the "Aquila/Chertsey Loan Note" to the MOD. The original capital sum of £60m is repayable only from the net proceeds of the sale of certain, identified assets. As at the balance sheet date £14.1m had been repaid to MOD.

Under the terms of the US Dollar revolving facility expiring 2 December 2007, the Lender has been granted a security interest in and lien on all assets and personal property of Westar Aerospace and Defense Group, Inc.

19. Share capital

Authorised share capital:	2005 Amount £	2005 Number
Attributable to equity interests:		
Convertible A Ordinary Shares of 1p each	115,534	11,553,367
Convertible B Ordinary Shares of 1p each	9,667	966,733
Convertible C Ordinary Shares of £1 each	450,489	450,489
D Ordinary Shares of £1 each	555,000	555,000
Convertible Non-Voting A Ordinary Shares of £1 each	425,960	425,960
Convertible Non-Voting B Ordinary Shares of £1 each	37,040	37,040
Convertible Preferred Shares of 1p each	37,527	3,752,686
	1,631,217	**17,741,275**
Attributable to non-equity interests:		
Redeemable Cumulative Preference Shares of £1 each	112,500,000	112,500,000
First Deferred Shares of 1p each	115,534	11,553,367
Second Deferred Shares of £1 each	450,489	450,489
Special Rights Redeemable Share of £1	1	1
	113,066,024	**124,503,857**
Total authorised share capital	**114,697,241**	**142,245,132**

Shares allotted, called up and fully paid:	Nominal amount allotted 1 April 2004 £	Issued in year* £	Redeemed in year** £	Total amount allotted 31 March 2005 £	Number
Attributable to equity interests:					
Convertible A Ordinary Shares of 1p each	77,010	–	–	77,010	7,700,981
Convertible B Ordinary Shares of 1p each	5,833	–	–	5,833	583,333
Convertible C Ordinary Shares of £1 each	448,335	1,800	–	450,135	450,135
D Ordinary Shares of £1 each	527,250	10,000	–	537,250	537,250
Convertible Non-Voting A Ordinary Shares of £1 each	425,960	–	–	425,960	425,960
Convertible Non-Voting B Ordinary Shares of £1 each	37,040	–	–	37,040	37,040
Convertible Preferred Shares of 1p each	37,527	–	–	37,527	3,752,686
	1,558,955	**11,800**	**–**	**1,570,755**	**13,487,385**
Attributable to non-equity interests:					
Redeemable Cumulative Preference Shares of £1 each	112,500,000	–	75,000,000	37,500,000	37,500,000
Special Rights Redeemable Share of £1	1	–		1	1
	112,500,001	**–**	**75,000,000**	**37,500,001**	**37,500,001**
Total called up share capital	**114,058,956**	**11,800**	**75,000,000**	**39,070,756**	**50,987,386**

* 1,800 £1 C Ordinary Shares were issued on 8 June 2004 at £4.90 per share resulting in a share premium of £7,020.
10,000 £1 D Ordinary Shares were issued on 30 November 2004 at £4.90 per share, resulting in a share premium of £39,000.
** 75,000,000 £1 Redeemable Cumulative Preference Shares were redeemed on 14 June 2004 at par. Interest of £8,898,468 payable on these shares was also paid on that date.

Except as noted below all shares rank pari passu in all respects.

19. Share capital (continued)

Rights attaching to the Redeemable Cumulative Preference Shares of £1 each

The Redeemable Cumulative Preference Shares carry the right to a fixed cumulative preferential dividend at the rate of 9% per annum excluding any associated tax credit. The preference dividend shall not be paid, but shall accrue until redemption of the shares. The right to the preference dividend has priority over the rights of the holders of any other class of shares to any dividend or other distribution of income.

The preference dividend accrues from day to day and compounds annually on 31 March.

In the event of a return of capital or liquidation of the Company the assets available for distribution among the shareholders shall be applied, after repayment of the Special Rights Redeemable Share, firstly to repay the accrued preference dividends and secondly to repay the amount paid for the Redeemable Cumulative Preference Shares on issue.

Except as provided above the Redeemable Cumulative Preference Shares carry no rights to any further participation in the profits or assets of the Company.

The Company shall redeem all the Redeemable Cumulative Preference Shares in the event of a sale, listing or a winding up of the Company.

The Company may, with the written consent of the holders of a majority of the Redeemable Cumulative Preference Shares, redeem some or all of the shares at any time. In the event of only some of the shares being redeemed the redemption shall (unless the Company, with the written consent of the holders of a majority of the Redeemable Cumulative Preference Shares, notifies each Preference Shareholder to the contrary) take place pro rata, as nearly as possible, to each shareholder's holding. On redemption the Company shall pay a cash sum in respect of each redeemed share equal to the nominal amount of the share, plus any premium paid on issue, plus the preference dividend accrued to the date of redemption.

The holders of the Redeemable Cumulative Preference Shares are not entitled to receive notice of, nor to attend, speak or vote at, general meetings of the Company, by virtue of their holdings of Redeemable Cumulative Preference Shares, unless the Company is in default over payment on redemption or payments of dividends, or if the facilities under the Facilities Agreement become or remain repayable prior to their specified maturity or have been subject to a demand for repayment.

Rights attaching to the Convertible Preferred Shares of 1p each

The Convertible Preferred Shares, until conversion, have the right to participate in any ordinary dividend declared and paid by the Company. Each Convertible Preferred Share in issue shall entitle the holder to the same dividend declared and paid by the Company on each Convertible A Ordinary Share.

In the event of a sale, listing or winding up each Convertible Preferred Share shall convert by way of reclassification into 1 Convertible A Ordinary Share.

The holders of the Convertible Preferred Shares shall not be entitled to receive notice of, attend, speak or vote at any general meeting of the Company.

Rights attaching to the Ordinary Shares and the Special Rights Redeemable Share

Except as noted below the Convertible A Ordinary Shares of 1p each, the Convertible B Ordinary Shares of 1p each, the Convertible Non-Voting A Ordinary Shares of £1 each, the Convertible Non-Voting B Ordinary Shares of £1 each, the Convertible C Ordinary Shares of £1 each and the D Ordinary Shares of £1 each (together 'the Ordinary Shares') shall rank ***pari passu*** in all respects.

No dividend shall be declared or paid by the Company on the Ordinary Shares unless the Redeemable Cumulative Preference Shares have been redeemed in full.

On a return of capital on a liquidation the Special Rights Redeemable Share will be repaid the amount paid on issue in priority to all other shares. The Special Rights Redeemable Share has no other right to share in the capital or profits of the Company.

Only the holders of the Convertible 'A' Ordinary Shares and the Convertible 'B' Ordinary Shares are entitled to receive notice of, attend, speak and vote at general meetings of the Company. The holder of the Special Rights Redeemable Share is entitled to receive notice of any general meeting and any class meeting, and may attend and speak, but not vote, at such meetings.

In the event of a sale, a listing or a winding up of the Company the Articles provide for certain of the Convertible A Ordinary Shares of 1p each, the Convertible B Ordinary Shares of 1p each, the Convertible Non-Voting A Ordinary Shares of £1 each, the Convertible Non-Voting B Ordinary Shares of £1 each and the Convertible C Ordinary Shares of £1 each to be converted into First Deferred Shares of 1p each or Second Deferred Shares of £1 each. The effect of this conversion will be to increase the return to the holders of the Convertible C Ordinary Shares of £1 each and the D Ordinary Shares of £1 each. The number of shares converted pursuant to this performance ratchet will be dependent on the meeting of certain investment performance criteria.

19. Share capital (continued)

Rights attaching to the First Deferred Shares and the Second Deferred Shares (together 'the Deferred Shares')

Holders of the Deferred Shares shall not be entitled to receive notice of and shall not be entitled to attend or vote at general meetings of the Company by virtue of their holding of Deferred Shares.

On a return of capital on liquidation the holders of the Deferred Shares shall be entitled to receive a distribution of 1p per share after £10,000,000 has been distributed on each of the Ordinary Shares, the Convertible Preferred Shares and the Redeemable Cumulative Preference Shares. Holders of the Deferred Shares are not entitled to any other participation in the profits or assets of the Company.

Immediately prior to a sale, a listing or a winding up of the Company, the Company shall redeem for cash for an aggregate amount of £1 (split pro rata between the holders of the Deferred Shares with a minimum payment of 1p to each holder) in total all the Deferred Shares.

Transfer restrictions

General restriction – a transferor may only transfer all or a proportion of shares of any one class held to a transferee if, at the same time, all or the same proportion of other classes of shares held are also transferred to the same transferee.

Convertible A Ordinary Shares and Convertible B Ordinary Shares may be transferred freely, unless the holders of 75% of the total of the Convertible A Ordinary Shares and the Convertible B Ordinary Shares agree otherwise; or on or after a Listing; or in acceptance of an offer which would reduce the Carlyle shareholding below 50% ('tag-along rights'); or when required to comply with a compulsory purchase notice issued by a transferee following the acquisition of more than 50% of the Convertible A Ordinary Shares owned by the MOD or Carlyle at 28 February 2003 ('bring-along rights'); or to any permitted transferee.

Convertible Non-Voting A Ordinary Shares and Convertible Non-Voting B Ordinary Shares may not be transferred except with the written consent of the Board; or to a replacement trustee of the Co-Invest trust; or on and after a listing; or in accordance with the tag-along rights or bring-along rights described above.

Convertible C Ordinary Shares and D Ordinary Shares may not be transferred except with the written consent of the Board; or on or after a listing; or in accordance with the tag-along rights or bring-along rights described above; or by compulsory transfer after the holder ceases to be an employee or Director or consultant of the Company or any of its subsidiary undertakings.

Convertible Preferred Shares may only be transferred to the same transferee and at the same time as Convertible A Ordinary Shares are transferred by the holder.

Redeemable Cumulative Preference Shares may only be transferred to the same transferee and at the same time as Convertible A Ordinary Shares, Convertible B Ordinary Shares, Convertible Non-Voting A Ordinary Shares and/or Convertible Non-Voting B Ordinary Shares are transferred by the holder.

The Deferred Shares may not be transferred.

Special Rights Redeemable Share may only be transferred to the Crown, or as it directs.

Other rights attaching to the Special Rights Redeemable Share ('Special Share')

Following the acquisition of QinetiQ Group Limited on 28 February 2003 the nature of the work performed by the Company is of strategic interest to the defence of the United Kingdom. As a result H.M. Government, acting through the MOD, retains ownership of the Special Share. The Special Share confers certain rights on the holder:

a) to require the Group to implement and maintain the Compliance System (as defined in the Articles of Association) so as to make effective at all times the Company's application of the Compliance Principles, in a manner acceptable to the Special Shareholder;
b) to refer matters to the Board or the compliance committee for its consideration in relation to the application of the Compliance Principles:
c) to veto any contract, transaction, arrangement or activity which the Special Shareholder considers:
   i) may result in circumstances which constitute unacceptable ownership, influence or control over the Company contrary to the defence or security interests of the United Kingdom; or
   ii) would not, or does not, ensure the effective application of the Compliance Principles or would be or is otherwise contrary to the defence or security interests of the United Kingdom;
d) to require the Board to take any action (including but not limited to amending the Compliance Principles or Compliance Guidelines), or rectify any omission in the application of the Compliance Principles, if the Special Shareholder is of the opinion that such steps are necessary to protect the defence or security interest of the United Kingdom;
e) to demand a poll at any of the Group's meetings (even though it has no voting rights except those given to it as a Special Shareholder).

19. Share capital (continued)
The Special Shareholder has an option to purchase defined Strategic Assets of the Group. The Special Shareholder has the right to purchase any defined Strategic Assets which the Group wishes to sell. Strategic Assets are normally testing and research facilities (see note 25).

The Special Share may only be issued to, held by and transferred to H.M. Government (or as it directs). At any time the Special Shareholder may require the Group to redeem the Special Share at par. If the Group is wound up the Special Shareholder will be entitled to be repaid the capital paid up on the Special Share before other shareholders receive any payment. The Special Shareholder has no other right to share in the capital or profits of the Group.

The Special Shareholder must give consent to a general meeting held on short notice.

The Special Shareholder may, from time to time, appoint one or two Non-executive Directors. These may be removed or replaced at any time. Should the Special Share be redeemed by the Group such persons shall cease to be Directors. The Special Shareholder may appoint the appointed Directors to any committee established by the Board or any committee of the Board of Directors. Any information gained in the position of such a special Director may be passed to MOD unless it has been designated commercially sensitive within the Group, or might be such information as could be used by the MOD in its commercial dealings with the Group.

Share options
At 31 March 2005, 304,640 options to subscribe for 'B' ordinary shares at an exercise price of £1 were outstanding. The share options were granted on 25 July 2003 and are exercisable upon flotation or sale of QinetiQ Holdings Limited and no later than 25 July 2013.

20. Share premium

Premium on shares issued:	Total paid £	Number	Group 2005 premium amount £	Company 2005 premium amount £
Convertible A Ordinary Shares of 1p each	7,700,982	7,701,081	7,623,971	7,623,971
Convertible B Ordinary Shares of 1p each	583,333	583,333	577,500	577,500
Convertible C Ordinary Shares of £1 each	8,820	1,800	7,020	7,020
Convertible D Ordinary Shares of £1 each	49,000	10,000	39,000	39,000
Convertible Preferred Shares of 1p each	3,752,686	3,752,686	3,715,159	3,715,159
Stamp duty on share issue charged to share premium			(586,990)	(586,990)
			11,375,660	**11,375,660**

21. Profit and loss account

	Group 2005 £m	*Company* 2005 £m
At 1 April	**100.8**	**(3.4)**
Retained profit for the year	70.4	16.4
Exchange loss	(0.4)	–
Gain arising on the disposal of joint ventures and associates	0.6	–
Preference dividend credited to shareholders' funds	(11.1)	(11.1)
Actuarial loss recognised in the defined benefit pension scheme	(9.8)	–
Movement in deferred tax asset recognised on defined benefit pension scheme liability	15.9	–
At 31 March	**166.4**	**1.9**
Profit and loss reserve excluding defined benefit pension liability	133.2	1.9
Post 28 February 2003 actuarial gains recognised in the defined benefit pension scheme	33.2	–
Profit and loss reserve including defined benefit pension liability	**166.4**	**1.9**

Included in reserves is a debit balance of £24,500 representing the holding of shares owned by the Group following the purchase during the year of 5,000 shares from an employee for £4.90 per share.

22. Notes to the Group cash flow statement

(a) Reconciliation of operating profit to operating cash flows

	Notes	2005 £m	2004 £m
Operating profit		41.5	58.4
Depreciation and impairment of tangible fixed assets		39.8	42.0
Amortisation and impairment of intangible fixed assets		(0.4)	(4.3)
Share of loss in joint ventures and associates		2.6	4.6
(Increase)/decrease in stocks and work in progress		(16.7)	1.6
(Increase)/decrease in debtors		(49.6)	18.2
(Decrease)/increase in creditors		(2.6)	37.5
Net movement in provisions		22.9	(15.3)
Net cash inflow from operating activities		**37.5**	**142.7**

(b) Returns on investments and servicing of finance

	Notes	2005 £m	2004 £m
Interest received		3.8	5.8
Interest paid		(5.4)	(11.9)
		(1.6)	**(6.1)**

(c) Capital expenditure and financial investment

	Notes	2005 £m	2004 £m
Purchase of intangible fixed assets	9	(1.8)	–
Purchase of tangible fixed assets		(16.0)	(13.4)
Sale of tangible fixed assets		52.3	14.2
Cash investments	11(b)	(2.5)	(2.4)
		32.0	**(1.6)**

(d) Acquisitions and disposals

Purchase of businesses	Notes	2005 £m	2004 £m
Net assets acquired		(37.7)	–
Minority interest		(0.3)	–
Cash and cash equivalents acquired/(disposed)		15.1	(0.5)
		(22.9)	**(0.5)**
Goodwill on acquisition		(158.4)	–
Less: deferred consideration and loan notes		14.4	–
Cash outflow on purchase of businesses		**(166.9)**	**(0.5)**
Sale of investment in associate	3	1.7	–
Total acquisitions and disposals		**(165.2)**	**(0.5)**

(e) Financing

	Notes	2005 £m	2004 £m
Repayment of bank loans		(116.6)	(59.2)
Repayment of other loans		–	(0.1)
Repayment of other borrowings		–	(4.2)
New bank overdraft		7.3	–
New long-term loan		150.8	10.8
New loan note		0.9	–
Capital payments under finance leases		(0.7)	–
		41.7	**(52.7)**

23. Analysis of net debt

	At 1 April £m	Cash flow £m	March 2005 £m
Bank and cash	154.6	(142.3)	12.3
Due within one year			
Bank loans and borrowings	(20.8)	13.5	(7.3)
Recapitalisation fee	4.3	(4.0)	0.3
Aquila/Chertsey Loan Note	–	(45.9)	(45.9)
Finance leases	–	(1.6)	(1.6)
	(16.5)	**(38.0)**	**(54.5)**
Due after one year			
Bank loan	(95.8)	(55.0)	(150.8)
Recapitalisation fee	–	1.2	1.2
Aquila/Chertsey Loan Note	(45.9)	45.9	–
Finance leases	–	(2.5)	(2.5)
Loan notes	–	(0.9)	(0.9)
	(141.7)	**(11.3)**	**(153.0)**
Total net debt	**(3.6)**	**(191.6)**	**(195.2)**

24. Commitments

(a) Capital commitments at 31 March, for which no provision has been made, are:

	2005 £m	2004 £m
Contracted	**5.0**	**6.4**

(b) Annual commitments under non-cancellable operating leases are as follows:

	Buildings 2005 £m	Other 2005 £m	Buildings 2004 £m	Other 2004 £m
Leases expiring within:				
– one year	2.1	0.5	2.0	0.6
– two to five years	3.8	0.7	0.8	0.3
– over five years	1.4	–	0.5	–
	7.3	1.2	3.3	0.9

(c) The Group's share of capital commitments of joint ventures and associates as at 31 March 2005 was £0.5m (2004: £nil).

25. Relationship with related parties

Excluding the special share (see below) the economic interest of QinetiQ Holdings Limited is 56% owned by the MOD, 31% owned by The Carlyle Group and 13% owned by Group employees and Directors. Were the criteria for the performance ratchet referred to in note 19 fully met, economic interests would become MOD 51%, the Carlyle Group 28%, Group employees and Directors 21%.

Of the QinetiQ Holdings Limited voting equities issued, Carlyle own 51%, with the MOD retaining 49%. Consequently management control and responsibility is held by The Carlyle Group, with the MOD retaining all benefits conventionally held by a major shareholder.

The MOD retains sole ownership of one special share in QinetiQ Holdings Limited, QinetiQ Group plc and QinetiQ Ltd, the latter being a wholly owned subsidiary of QinetiQ Group plc.

Detailed below are the agreements that have been entered into and the trading that has taken place with the MOD, and other H.M. Government related parties.

Trading

The MOD is a major customer of the Group. During the financial year sales of £637.6m included property rental income of £10.9m (2004: £643.7m including property rental income of £10.4m) were made to the MOD and at 31 March 2005 the MOD had an outstanding trade debtor balance of £123.0m (2004: £102.9m). The Group also purchased services of £17.4m (2004: £14.9m) from the MOD during the year and at the year end had an outstanding trade creditor of £0.3m (2004: £0.8m).

Freehold land and buildings and surplus properties

Under the terms of the Group acquisition of part of the business and certain assets of DERA from the MOD on 1 July 2001, the MOD retained certain rights in respect of the freehold land and buildings transferred. These are:

(a) Restrictions on transfer of title
The property title deeds include a clause that prevents their transfer without the approval of the MOD.

25. Relationship with related parties (continued)

(b) Property clawback agreement

The MOD retains an interest in future profits on disposal, or revaluation following a 'trigger event'. A 'trigger event' includes the granting of planning permission for development and/or change of use, and the disposition of any of the acquired land and buildings. During the 12 years from 1 July 2001, following a 'trigger event', the MOD is entitled to clawback a proportion of the gain on each individual property transaction in excess of a 30% gain on a July 2001 professional valuation. The proportion of the excess gain due to the MOD is based on a sliding scale which reduces over time from 50% to 9%. The July 2001 valuation was approximately 16% greater in aggregate than the consideration paid for the land and buildings on 1 July 2001.

Loans

The Aquila/Chertsey Loan Note, payable to MOD, is repayable only from the net proceeds of the disposal of the Chertsey and Aquila properties. At the year end the amount repayable on this loan was £45.9m (2004: £45.9m). This loan was non-interest bearing to 30 June 2003, with interest relating to LIBOR thereafter until 28 August 2004 when it will become non-interest bearing in perpetuity.

Compliance regime

Information on the Compliance regime, set up on 1 July 2001, is included in the Report of the Directors.

Strategic assets

Under the Business Transfer Agreement with the MOD, the Group is not permitted without the written consent of the MOD, to:

a) dispose of or destroy all or any part of a strategic asset; or

b) voluntarily undertake any closure of, or cease to provide a strategic capability by means of, all or any part of a strategic asset.

The net book value of assets identified as being strategic assets as at 31 March 2004 was £16.6m (2004: £28.7m), the principal items being £9.1m of plant and machinery (2004: £19.7m) and £3.0m of vehicles (2004: £5.3m).

Long Term Partnering Agreement

On 27 February 2003 the Group entered into a Long Term Partnering Agreement to provide the Test and Evaluation (T&E) facilities and training support services to the MOD. This is a 25-year contract with a total value of £5.6bn under which QinetiQ is committed to providing the T&E services with increasing efficiencies through cost saving and innovative service delivery.

26. Contingent liabilities

Subsidiary undertakings have given unsecured guarantees of £0.9m (2004: £1.0m).

The Group is aware of claims and potential claims by or on behalf of current and former employees, including former employees of the MOD and DERA and contractors, in respect of intellectual property, employment rights and industrial illness and injury which involve or may involve legal proceedings against the Group. The Directors are of the opinion, having regard to legal advice received, the Group's insurance arrangements and provisions carried in the balance sheet, that it is unlikely that these matters will, in aggregate, have a material effect on the Group's financial position, results of operations and liquidity.

27. Post-retirement benefits

Introduction and background to FRS17

Financial Reporting Standard 17 (Retirement Benefits) requires QinetiQ to include in the balance sheet the surplus or deficit on the scheme calculated as at the balance sheet date. It is, therefore, a snapshot view which can be significantly influenced by short-term market factors. The calculation of the surplus or deficit is, therefore, dependent on factors which are beyond the control of QinetiQ – principally the value at the balance sheet date of equity shares in which the scheme has invested and long-term interest rates which are used to discount future liabilities. The funding of the scheme is based on long-term trends and assumptions relating to market growth, as advised upon by qualified actuaries.

As part of the agreement on 28 February 2003 whereby QinetiQ Holdings Limited (QHL) acquired QinetiQ Group Ltd, the MOD gave an indemnity to QHL to pay to QHL on the earlier of a flotation or sale on 28 February 2008, a sum up to a maximum of £45m as a funding contribution to the pension scheme deficit. The anticipated net amount of £38.1m (2004: £36.1m) is included in the 31 March 2005 balance sheet of QHL as a long-term debtor.

27. Post-retirement benefits (continued)

The QinetiQ scheme

In the UK the Group operates the QinetiQ Pension Scheme, a mixed benefit scheme. The Defined Benefit (DB) section of the scheme provides future service pension benefits to transferring Civil Service employees. All Group employees who were members, or eligible to be members, of the Principal Civil Service Pension Scheme or the UKAEA principal Non-Industrial Superannuation Scheme were invited to join the DB section of the scheme from 1 July 2001, together with all new employees who were previously members of schemes who are part of the Public Sector Transfer Club. The Defined Contribution (DC) section of the scheme was set up for all employees who were not eligible or did not wish to join the DB section of the scheme.

The most recent full actuarial valuation of the DB section was undertaken as at 30 June 2002 and resulted in an actuarially assessed deficit of £29.0m. On the basis of the 30 June 2002 full valuation the Trustees and the Company agreed that the 17.5% employer contribution rate would continue and in addition a further £2.0 million cash payment would be paid per annum until the next valuation, due in June 2005, to cover the past service deficit.

Other UK schemes

In the UK, the Group operates a further three small defined benefit schemes, the QinetiQ Prudential Platinum Scheme and schemes for the subsidiary companies ASAP Calibration Limited and Aurix Limited.

Set out below is a summary of the overall FRS17 defined benefit pension scheme's liabilities:

	31 March 2005 £m	31 March 2004 £m
FRS17 calculated liability	(162.6)	(145.4)
Deferred tax asset	48.7	30.1
Net pension liabilities (disclosed below)	**(113.9)**	**(115.3)**
MOD pension indemnity	38.1	36.1
Net pension liability	**(75.8)**	**(79.2)**

Assumptions

The major assumptions (weighted to reflect individual scheme differences) used by the actuaries as at 31 March were as follows:

	2005	2004	2003
Rate of increase in salaries	4.30%	4.30%	4.30%
Rate of increase in pensions in payment	2.90%	2.90%	2.70%
Rate of increase to pensions in deferment	2.80%	2.80%	2.60%
Discount rate applied to scheme liabilities	5.40%	5.50%	5.60%
Inflation assumption	2.80%	2.80%	2.60%

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice. It is important to note that these assumptions are long term, and in the case of the discount rate and the inflation rate are measured by external market indicators.

Scheme assets

The fair value of the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the schemes' liabilities, which are derived from cash flow projections over long periods, and thus inherently uncertain, were:

	QinetiQ scheme value 2005 £m	**Other UK schemes' values 2005 £m**	**Total 2005 £m**	2004 £m	2003 £m
Equities	361.2	0.9	362.1	286.7	167.5
Corporate bonds	44.2	0.2	44.4	38.6	20.3
Government bonds	45.7	–	45.7	50.2	88.5
Cash	2.0	0.4	2.4	4.4	5.4
Total market value of assets	**453.1**	**1.5**	**454.6**	**379.9**	**281.7**
Present value of scheme liabilities	(615.3)	(1.9)	(617.2)	(525.3)	(428.8)
Deferred taxation attributable to pension liability	48.7	–	48.7	30.1	–
Deficit in the scheme – pension liability	**(113.5)**	**(0.4)**	**(113.9)**	**(115.3)**	**(147.1)**

27. Post-retirement benefits (continued)

Expected long-term rates of return (weighted to reflect individual scheme differences) were:

	2005	2004	2003
Equities	7.70%	7.70%	7.50%
Corporate bonds	5.10%	5.00%	4.80%
Government bonds	4.70%	4.70%	4.50%
Cash	4.70%	4.20%	4.00%
Weighted average	**7.13%**	**7.00%**	**6.20%**

Movement in deficit during the year:

	2005 £m	2004 £m
Deficit in QinetiQ scheme brought forward	(115.3)	(147.1)
Deficit on acquisitions of other UK schemes	(0.4)	–
Current service cost	(41.7)	(40.0)
Loss on curtailments	(0.8)	(5.3)
Contributions paid	37.8	43.0
Other finance costs	(2.3)	(6.1)
Actuarial (loss)/gain	(9.8)	10.1
Deferred tax current year timing differences	2.7	–
Deferred tax on actuarial change recognised in statement of total recognised gains and losses	15.9	30.1
Deficit in the schemes at 31 March	**(113.9)**	**(115.3)**

Pension costs charged in arriving at operating profit were:

	2005 £m	2004 £m
Current service cost	**41.7**	**40.0**

Analysis of amounts included in other finance income/(costs):

	2005 £m	2004 £m
Expected return on pension scheme assets	27.7	19.2
Interest on pension scheme liabilities	(30.0)	(25.3)
	(2.3)	**(6.1)**

Analysis of amount recognised in statement of total recognised gains and losses:

	2005 £m	2004 £m
Actual return less expected return on scheme assets	12.1	42.0
Experience gains and losses arising on scheme liabilities	(8.3)	(8.4)
Changes in assumptions underlying the present value of scheme liabilities	(13.6)	(23.5)
Actuarial (loss)/gain recognised in statement of total recognised gains and losses	**(9.8)**	**10.1**

History of experience gains and losses:

	2005 £m	2004 £m	2003 £m
Difference between the expected and actual return on scheme assets:			
Amount	12.1	42.0	0.1
Percentage of period end scheme assets	2.7%	11.1%	–
Experience gains and losses on scheme liabilities:			
Amount	(8.3)	(8.4)	–
Percentage of period end present value of scheme liabilities	(1.3)%	(1.6)%	–
Total amount recognised in statement of total recognised gains and losses:			
Amount	(9.8)	10.1	0.1
Percentage of period end present value of scheme liabilities	(1.6)%	1.9%	–

There were no outstanding or prepaid pension contributions to any Group pension scheme at the balance sheet date (2004: £nil).

Defined contribution section

Payments to the DC section totalled £5.9m (2004: £3.8m).

28. Investments

The principal subsidiary undertakings undertakings and joint ventures at 31 March 2005, all of which are included in the consolidated financial statements, are shown below:

Name of company		Principal area of operation	Country of incorporation	Proportion of voting rights held[3]	Financial year end[1]	Nature of business
Subsidiary undertakings						
QinetiQ Group plc	(2)	Great Britain	England & Wales	100%		Holding company
QinetiQ Limited		Great Britain	England & Wales	100%		Research and development
Aurix Limited	(4)	Great Britain	England & Wales	100%	30 Mar	*Research and development*
cueSim Limited		Great Britain	England & Wales	100%		Research and development
HVR Consulting Services Limited		Great Britain	England & Wales	100%	31 Jan	Research and development
HVR Group Limited		Great Britain	England & Wales	100%	31 Jan	Research and development
QinetiQ Nanomaterials Limited		Great Britain	England & Wales	100%		Research and development
QinetiQ Survey and Surveillance Limited		Great Britain	England & Wales	100%		Research and development
Quintel Technology Limited	(3)	Great Britain	England & Wales	50.0%	31 Dec	Research and development
ASAP Calibration Services Limited		*Great Britain*	*England & Wales*	*100%*		*Calibration and engineering*
Precis (2187) Limited		Great Britain	England & Wales	100%		Property holding company
Trusted Experts Limited		Great Britain	England & Wales	100%		Resource management
QinetiQ Insurance PCC Limited		Great Britain	Guernsey	100%		Insurance
Precis (2188) Limited		Great Britain	England & Wales	100%		Holding company
QinetiQ Corporate Finance Limited		Great Britain	England & Wales	100%		Holding company
QinetiQ Estates Limited		Great Britain	England & Wales	100%		Holding company
QinetiQ Investments Limited		Great Britain	England & Wales	100%		Holding company
QinetiQ Overseas Holdings Limited		Great Britain	England & Wales	100%		Holding company
QinetiQ Partnership Finance Limited		Great Britain	England & Wales	100%		Holding company
QinetiQ Ventures Limited		Great Britain	England & Wales	100%		Holding company
Aerospace Filtration Systems, Inc.		USA	USA	100%	31 Dec	Research and development
Foster-Miller Canada Limited		Canada	Canada	100%		Research and development
Foster-Miller, Inc.		USA	USA	100%		Research and development
Pimsol, LLC		USA	USA	100%	31 Dec	Research and development
QinetiQ Inc.		USA	USA	100%		Research and development
QinetiQ Technology Extension Corporation		USA	USA	100%		Research and development
Rapidex, Inc.		*USA*	*USA*	*100%*		*Research and development*
Westar Aerospace & Defense Group, Inc.		USA	USA	100%	31 Dec	Research and development
Westar Display Technologies, Inc.		USA	USA	100%	31 Dec	Research and development
QinetiQ Philippines Company Inc.		Philippines	Philippines	100%		Research
QinetiQ Trusted Information Management, Inc.		USA	USA	100%		Information systems security
QinetiQ North America Inc.		USA	USA	100%		Holding company
QinetiQ USA Partnership		USA	USA	100%	31 Dec	Holding company
Science Enterprises LLC		*USA*	*USA*	*100%*	*31 Dec*	*Holding company*
Joint ventures and associates						
QS4 Group Limited		Great Britain	England & Wales	50.0%	31 Dec	Holding company
QS4 Limited		Great Britain	England & Wales	50.0%	31 Dec	Research and development
Quintel (UK) Limited		Great Britain	England & Wales	50.0%	31 Dec	Research and development
ZBD Displays Limited		Great Britain	England & Wales	30.4%	31 Jul	Research and development
Infoscitex, Inc.		*USA*	*USA*	*27.8%*	*31 Dec*	*Research and development*

(1) Accounting reference date is 31 March unless otherwise stated.
(2) Shares held directly by QinetiQ Holdings Limited.
(3) *Disclosed as a subsidiary due to management control by QinetiQ.*
(4) Name changed during the year from 20/20 Speech Limited.

Where the financial year of the entity is different to 31 March, the management accounts of that entity as at that date have been used for the purposes of the consolidation.

Customer Contact Team
QinetiQ
Cody Technology Park
Ively Road, Farnborough
Hampshire GU14 0LX
United Kingdom
Tel: +44 (0) 8700 100942
www.QinetiQ.com



QinetiQ/CM/MS/AR050039

Company Registration Number 4586941

Registered Office:
85 Buckingham Gate
London SW1E 6PD

Designed and produced by Pauffley Ltd www.pauffley.com
Printed by St Ives Westerham Press

Our Ref:

December 2004

To: Shareholder Staff

Dear Fellow Shareholder,

I am pleased to enclose a copy of the interim statement showing the results of the QinetiQ Group for the six-month period to 30 September 2004. The report includes the consolidated results of both QinetiQ Group plc and QinetiQ Holdings Limited (QHL) – which is the ultimate holding company of QinetiQ Group plc.

These show sound performance in the first six months, with turnover up 3.8% to £377.4m and operating profit up 19.1% to £28.0m. Cashflow was also strong in the period, with cashflow before financing of £54.0m.

The principal driver in our performance was our UK defence customer base, with growth from our MOD business (up 2%) and commercial defence activities (up 55%). Our civil business saw a flat performance in the period with a decline in our legacy activities offset by gains in technology services. Operating profit was further enhanced by the £30.7m of profit generated from the disposal of the North Pystock site. Additionally we completed the spin-out of our interest in pSiMedica Limited for a profit of £17.2m, with the consideration representing an 8.4 times return on our investment.

In the six-month period we welcomed HVR Group Limited to the Group following its acquisition in August. This was followed in September by the announcement of two US acquisitions - Westar Aerospace and Defence Inc. and Foster Miller Inc. These US acquisitions were completed after the interim reporting period and therefore do not feature in the financial results.

Changes to the defence and security market provide both challenges and opportunities for the Group. We remain confident of our prospects over the medium to long-term and look forward to future growth. It is possible that, having read the interim statement, you may have queries. If so, please contact me or Graham Love.

Yours sincerely

John Chisholm
CEO

QinetiQ



WHAT QINETIQ CAN DO FOR YOU







QinetiQ Group plc
QinetiQ Holdings Limited
Interim Report 30 September 2004

CHIEF EXECUTIVE OFFICER'S STATEMENT

The QinetiQ Group has made sound progress in the first half of financial year 04/05, increasing turnover by 3.8% to £377.4m (3.4% organic growth) and group operating profit by 19.1% to £28.0m. These results have been underpinned by a continuing strong performance in our core business for UK defence customers. Meanwhile the investments we are making in adjacent markets in the US and amongst civil customers show exciting promise for realisation in the future.

The operating profit of £28.0m was further enhanced by profits on fixed asset disposals, resulting in a profit before interest and taxation for the half year of £74.7m, up from £22.4m in the prior year. We were able to complete the spin-out of our interest in pSiMedica Limited for a value of £16.7m in cash and listed securities, crystallising a profit of £17.2m – an excellent return on our total cash investment of £2.0m in this venture. Second, we have sold 127 acres of our Pyestock site which became surplus on the termination of our engine test business. The total cash consideration was £54.0m, leading to an accounting profit of £30.7m.

The principal driver of performance was our UK defence customers, where we achieved turnover growth of 2.1% to £299.6m from direct MOD customers and a much larger gain of 55% to £26.0m from our commercial defence customers. Since this period coincided with slowdowns in MOD procurement projects our continuing progress is indicative of the strength of our competitive and value-chain positioning. We cannot be insulated from such fluctuations over the medium to longer term, particularly as we increase our exposure to procurement and support projects; but the breadth of our involvement across nearly the full span of MOD activities creates a basis for some resilience.

Our civil activities also contain a very wide inventory of diverse activities which all spring from some competitive advantage gained from our defence business. Within that broad portfolio there are legacy activities which are a part of our government laboratory past, technology services which draw from special facilities or capabilities we own and many newer product offerings which exploit our unique intellectual property. The sum of all these activities in the first half was overall flat as declines in the legacy activities were offset by gains in technology services whilst the real acceleration in the new product offerings has not generated substantial financial results in this period. There was progress, however, with a 15% increase in new orders over the prior period, including the first £0.5m of orders for 3G antennas from our Quintel operation as the roll-out of 3G mobile networks in the UK has accelerated in recent months.

The world's largest market for QinetiQ technologies is in the US, in which we have implemented a multi-phased plan. The first phase has been underway for some time through the establishment of a sales office for our UK business in Washington DC. In the first-half of the year we executed the second phase of our strategy for creating a substantial presence in the US which was the acquisition of two first-class defence and security technology companies. We are very pleased to welcome Westar Aerospace & Defence Inc. and Foster Miller Inc. into the Group. Both are profitable, fast-growing technology businesses focused on different niches in the market and have an aggregate headcount of some 1,350. Together they have generated annualised revenues in excess of £140m.

We were pleased to add yet further capabilities in the UK to offer our defence customers when we welcomed into the Group the specialist consultancy HVR Group Ltd, whose particular strength is in cost and risk advice.

The completion of our first US acquisitions demonstrates the Group's increased focus on our three principal strategic thrusts. From the start of the next financial year we will organise into three Sectors below the Group level, each with its own Managing Director and Board of Management. The Defence & Technology Sector will focus

CONTENTS

predominantly on the UK defence market, but will also serve other non-US customers on an opportunity basis. The Security & Dual Use Sector will serve civil and commercial markets, as well as relevant defence customers, with technology and services that spin out from defence technologies. QinetiQ North America will be responsible for all our US and Canadian business, including the recent acquisitions. In the second half of this financial year we will be engaged in the reorganisation of the Group into these Sectors in order to be ready for the start of the new financial year in April 2005.

In the first half, our Board appointed Morgan Stanley to examine QinetiQ and assess our readiness for a future IPO. This exercise proved beneficial and generally confirmed that the Group is well placed for the transitition to listed status as and when our shareholders decide the time is right. The Board's deliberations were greatly helped by the addition to the Board of Peter Fellner, Richard Gillingwater and Nick Luff (the latter replacing the retiring Jon Symonds as Chairman of our Audit Committee).

There have been many important developments in world events in the past six months and a number of these have direct consequences for QinetiQ's customers and, therefore, for our business. We are fortunate that the construction of QinetiQ as a company founded on the intellectual property and the skills of its people make us ideally suited to the ever changing demands of the modern defence and security scenario. The changes are not without challenges for us, but we remain confident that over the medium to long-term these will be greatly outnumbered by our many opportunities.

Sir John Chisholm
Chief Executive Officer

FINANCIAL HIGHLIGHTS

TURNOVER UP 3.8% TO £377.4m

EBITDA BEFORE EXCEPTIONALS UP 8.9% TO £45.1m

GROUP OPERATING PROFIT UP 19.1% TO £28.0m

CASH INFLOW BEFORE FINANCING OF £54.0m (2003: £53.1m)

OPERATING AND FINANCIAL REVIEW

Results

Performance in the past six months showed further progress in the Group's development, with the relatively strong growth in the defence sector partially offset by a flat civil business. Continued strong operational control helped to deliver a 0.9% margin improvement while the share of losses from joint ventures was also further reduced.

Group turnover for the six months ended 30 September 2004 increased 3.8% to £377.4m (2003: £363.5m), with continuing operations before acquisitions growing 3.4%. The Group operating profit grew 19.1% to £28.0m (2003: £23.5m), representing an operating margin of 7.4% (2003: 6.5%). Earnings before interest, tax, depreciation and amortisation (EBITDA) pre-exceptional fixed asset disposal profits were £45.1m (2003: £41.4m). The cash inflow before financing was £54.0m (2003: £53.1m).

Market sector review

Business with our principal customer, the MOD, was in line with expectations, showing overall growth of 2.1% to £299.6m. The Long Term Partnering Agreement (LTPA) continues to meet its key targets and we maintained a good success rate for competed bids within the research programme. We have also been successful in expanding our services within the Defence Procurement Agency and Defence Logistics Organisation. The MOD contributed 79% of Group turnover in the period (2003: 81%).

Turnover in the commercial defence market increased 55% (49% organic growth) to £26.0m, continuing the trend seen last year, with the major defence prime contractors recognising the value that QinetiQ brings to their solutions. This growth was achieved despite initial market uncertainty over government plans for the UK defence budget delaying the placing of prime contracts during the period.

Performance in our civil markets, which contribute 10% of Group turnover, was below our expectations, with turnover flat year on year. However, good progress is being made in bringing our technology to market and new orders increased 15% on prior period.

Review of operations

Integrated Services (IS)

IS saw turnover growth of 11.4% (10.2% from continuing operations before acquisitions) to £136.9m. This reflects the continued strong performance of the LTPA, including a full six months of high volume testing activity compared with the prior year when customers were still becoming familiar with the new contract.

As a result of the growth in turnover and the achievement of the targeted cost reductions under the LTPA, operating profit* increased to £7.0m (2003: £4.7m), an operating margin of 5.1%. The strong performance was reflected in an increase of 109 in average headcount to 2,888 compared to the prior year period.

Sensors & Electronics (S&E)

Turnover in S&E was unchanged from prior year at £66.5m, with strong growth in commercial defence offsetting small declines in MOD and civil (including royalties). Good progress has been made in the commercial development of technology in the period, including the realisation of our investment in pSiMedica Limited and a series of successful trials of Tarsier, our runway debris detection radar.

The hard work undertaken last year to eliminate non value-adding activities and improve project performance bore fruit, with a first half operating margin* of 11.1% (2003: 8.2%).

Knowledge & Information Systems (KI Systems)
During the current period KI Systems has consolidated the profit recovery started last year, with action taken to bring its last remaining loss-making business centre, Consulting, back to profitability. As a result, the operating profit* has increased 68% to £6.7m (2003: £4.0m), delivering an operating margin of 8.7% (2003: 5.4%).

Following the rationalisation of the loss-making centres over the past year, headcount stands at 1,808 for the six months compared with 1,980 for the comparable period last year. Improved business development has seen turnover increase 2.7% to £76.8m (2003: £74.8m).

Future Systems & Technology (FST)
FST has continued to be challenged by changes in its market, resulting in some mismatch between the skills of the Division's resources and the availability of funded work. There has also been an above average level of investment in the development of new technologies for the civil sector, the benefits from which are still to be realised. These have contributed to a decline in operating* margin from 10.6% last year, which included the beneficial effect of a high volume of Iraq-related urgent operational requirements, to 7.8% in the current period. Turnover was unchanged at £88.1m.

Corporate and other
Corporate turnover primarily comprises third party rental income generated by the Estates Division. The 12.5% reduction to £10.5m (2003: £12.0m) reflects the ongoing programme of surplus property disposals and consequent loss of rental income.

Acquisitions
On 5 August 2004 the acquisition of HVR Group Ltd (HVR) was completed for an initial consideration, including costs, of £9.9m. Additional consideration of up to £3.8m is payable dependent on the performance of HVR in the 12 months to 31 January 2005. Provisional goodwill (excluding the additional consideration) arising on this acquisition amounted to £8.9m. HVR contributed £1.5m of turnover and a £0.1m operating profit in the two months to 30 September 2004.

On 8 September 2004 the Group announced the acquisition, subject to regulatory approvals, of Foster-Miller Inc for a consideration of $163.0m (£90.0m). The acquisition was completed on 5 November 2004.

On 14 September 2004 the Group announced the acquisition, subject to regulatory approvals, of Westar Aerospace & Defence Inc (Westar) for an initial consideration of $123.0m (£68.0m). The acquisition was completed on 8 October 2004. Additional consideration of up to $7.0m (£3.9m) is payable dependent on the performance of Westar in the period to 31 December 2005.

Fixed asset disposals
On 21 June 2004 the sale of the Pyestock North surplus property was completed for a gross cash consideration of £54.0m, resulting in a profit on disposal of £30.7m.

On 6 August 2004 the sale of the Group's 42.7% interest in pSiMedica Limited to pSivida Limited was completed for a total consideration of £16.7m, representing an 8.4 times return on our investment. The consideration was settled by a £1.7m cash payment and the receipt of 35.7m new pSivida shares valued at £15.0m. The Group has agreed to retain a minimum of 20.22m of the pSivida shares for at least 12 months from completion.

Pensions
The FRS17 valuation of the QinetiQ Group Pension Scheme was updated as at 30 September 2004, resulting in a small increase in the deficit to £119.2m net of deferred tax (£115.3m as at 31 March 2004). After taking account of the MOD indemnity to QinetiQ Holdings Limited (QHL) of up to £45m of the deficit, the overall QHL Group pension liability net of tax stands at £82.5m (31 March 2004: £79.2m).

In addition to the main QinetiQ Group Pension Scheme, the Group has inherited two further defined benefit pension schemes as a result of business acquisitions. The FRS17 deficit for these schemes is £0.4m.

Taxation
The Group tax charge of £15.5m (2003: £3.3m) reflects the estimated full year tax rate of 21%. The current tax charge of £2.2m is primarily attributable to the gain on sale of the Pyestock North property. There is no UK current tax charge on operating activities due to the continued availability of research and development relief and brought forward tax losses.

Cashflow and financing costs
The Group's cash inflow from operating activities was £13.2m (2003: £59.7m), the reduction from prior year reflecting the expected working capital requirement from the LTPA. Free cashflow after interest, taxation and capital expenditure but before acquisitions and share redemption was £62.0m (2003: £53.1m). £8.0m was re-invested in the acquisition of businesses, principally HVR and £81.3m was loaned to the Group's parent company, QHL to fund the repayment of £75m of QHL's preference share capital, together with accrued dividends of £8.9m.

As a result of the strong cashflow over the past 12 months and consequent debt repayment, net interest payable for the period was substantially lower at £0.6m (2003: £6.1m). The current period includes a one-time benefit of £0.6m from the cancellation of surplus interest rate hedges, with a further £1.8m gain recognised by QHL.

Group funding
At 30 September 2004, the Group held cash of £93.8m (2003: £127.1m) and bank loans outstanding of £72.6m (2003: £4.0m), drawn in US dollars primarily to fund the acquisition of Westar.

During the period, QHL negotiated new banking facilities. The existing bank loans were repaid and a new five-year £300m unsecured facility was obtained. Of the new facility, £15m has been drawn as a term loan by QHL and the balance of £285m is available in multiple currencies as a revolving facility to either QHL or the Group. This new line of credit is expected to be used primarily to fund the US acquisition programme and ongoing investment under the LTPA.

Interest is payable on amounts drawn at floating rates of between 0.6% and 0.85% above LIBOR. Subsequent to period end, the interest payable on the funds drawn to finance the Westar acquisition has been largely hedged through a collar arrangement in the range 3.10% to 5.55%.

*Operating profit before loss of joint ventures and associates.

GROUP PROFIT AND LOSS ACCOUNT

	Notes	6 months ended 30 Sept 04 (unaudited) £m	6 months ended 30 Sept 03 (restated) (unaudited) £m	Year ended 31 March 04 (audited) £m
Turnover: continuing operations – Group and share of joint ventures		377.3	364.5	796.2
acquisitions		1.5	–	–
	2	**378.8**	**364.5**	**796.2**
less share of joint ventures		(1.4)	(1.0)	(0.8)
Group turnover		**377.4**	**363.5**	**795.4**
Cost of sales		(62.4)	(55.8)	(149.1)
Gross profit		**315.0**	**307.7**	**646.3**
Operating expenses		(287.0)	(284.2)	(589.6)
Operating profit: continuing operations		27.9	23.5	56.7
acquisitions		0.1	–	–
Group operating profit	2	**28.0**	**23.5**	**56.7**
Share of operating loss in joint ventures and associates		(1.8)	(2.2)	(4.6)
Total operating profit	2	**26.2**	**21.3**	**52.1**
Profit on disposal of fixed assets	4	48.5	1.1	7.4
Profit on ordinary activities before interest and taxation		**74.7**	**22.4**	**59.5**
Net interest payable and other similar charges		(0.6)	(6.1)	(11.9)
Profit on ordinary activities before taxation		**74.1**	**16.3**	**47.6**
Tax on profit on ordinary activities	6	(15.5)	(3.3)	(10.1)
Profit on ordinary activities after taxation		**58.6**	**13.0**	**37.5**
Equity minority interest in subsidiary undertakings		0.8	0.9	1.5
Retained profit attributable to ordinary shareholders		**59.4**	**13.9**	**39.0**

The prior period restatement relates to the adjustments made to reflect the adoption of FRS5, Application Note G. See Note 1 for details.

GROUP BALANCE SHEET

	Notes	30 Sept 04 (unaudited) £m	30 Sept 03 (restated) (unaudited) £m	31 March 04 (audited) £m
Fixed assets				
Intangible assets		9.3	0.8	1.0
Tangible assets		398.1	489.3	428.2
Investments in joint ventures and associates		0.5	0.6	0.4
Other investments		9.4	–	–
		417.3	**490.7**	**429.6**
Current assets				
Stocks and work in progress		2.3	7.3	1.1
Debtors		283.0	226.0	274.3
Amounts due from parent undertaking		81.3	–	–
Investments		6.1	–	–
Cash at bank and in hand		93.8	127.1	154.5
		466.5	**360.4**	**429.9**
Creditors: amounts falling due within one year				
Aquila/Chertsey Loan Note		(40.7)	–	–
Bank and other borrowings		(0.9)	–	–
Borrowings due to parent undertaking		–	(148.0)	(95.2)
Other creditors		(244.3)	(228.7)	(260.4)
		(285.9)	**(376.7)**	**(355.6)**
Net current assets/(liabilities)		**180.6**	**(16.3)**	**74.3**
Total assets less current liabilities		**597.9**	**474.4**	**503.9**
Creditors: amounts falling due after more than one year				
Aquila/Chertsey Loan Note		(5.2)	(50.1)	(45.9)
Other borrowings		(71.7)	(4.0)	(10.8)
Other creditors		(0.4)	(0.4)	(0.4)
		(77.3)	**(54.5)**	**(57.1)**
Provisions for liabilities and charges		(62.9)	(50.5)	(48.8)
Provision for deficit in joint ventures and associates		(0.1)	–	(1.0)
Net assets excluding pension liabilities		**457.6**	**369.4**	**397.0**
Defined benefit pension scheme net liabilities		(119.6)	(107.2)	(115.3)
Net assets	2	**338.0**	**262.2**	**281.7**
Capital and reserves				
Called up share capital		345.8	345.8	345.8
Profit and loss account		(5.7)	(83.2)	(63.1)
Equity shareholders' funds		**340.1**	**262.6**	**282.7**
Equity minority interest		(2.1)	(0.4)	(1.0)
Capital employed		**338.0**	**262.2**	**281.7**

GROUP CASH FLOW STATEMENT

	6 months ended 30 Sept 04 (unaudited) £m	6 months ended 30 Sept 03 (restated) (unaudited) £m	Year ended 31 March 04 (audited) £m
Cash inflow from operating activities	13.2	59.7	139.2
Returns on investments and servicing of finance	1.3	(1.8)	(4.9)
Tax paid	(0.4)	(0.6)	(1.5)
Capital expenditure and financial investment	(6.8)	(4.9)	(1.6)
Acquisitions and disposals	46.7	0.7	(0.5)
Cash inflow before financing	**54.0**	**53.1**	**130.7**
Financing	(114.7)	(0.3)	(50.5)
(Decrease)/increase in cash in the period	**(60.7)**	**52.8**	**80.2**
Reconciliation of net cash flow to movement in net cash/(debt)			
(Decrease)/increase in cash in the period	(60.7)	52.8	80.2
New long-term loans	(72.6)	(4.0)	(10.8)
Loan to parent undertaking	81.3	–	–
Loan repaid to parent undertaking	95.2	4.3	57.0
Bank repayments	10.8	–	4.3
Change in net debt resulting from cash flows	**54.0**	**53.1**	**130.7**
Net cash/(debt) at the start of the period	2.6	(128.1)	(128.1)
Net cash/(debt) at the end of the period	**56.6**	**(75.0)**	**2.6**
Reconciliation of operating profit to operating cash flows			
Operating profit	26.2	21.3	52.1
Depreciation and amortisation charge	18.9	20.1	42.2
Share of loss in joint ventures and associates	1.8	2.2	4.6
(Increase)/decrease in stocks and work in progress	(1.1)	(4.5)	1.6
(Increase)/decrease in debtors	(2.4)	23.9	16.4
(Decrease)/increase in creditors	(25.3)	2.6	37.6
Net movement in provisions	(4.9)	(5.9)	(15.3)
Net cash inflow from operating activities	**13.2**	**59.7**	**139.2**

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	6 months ended 30 Sept 04 (unaudited) £m	6 months ended 30 Sept 03 (restated) (unaudited) £m	Year ended 31 March 04 (audited) £m
Profit for the period as reported	59.4	14.1	39.0
Prior period adjustment on adoption of amendment to FRS5	–	(0.2)	–
Profit for the period	**59.4**	**13.9**	**39.0**
Gain/(loss) arising on the refinancing of joint ventures and associates	0.6	–	(0.6)
Exchange gain/(loss)	0.1	(0.3)	(0.4)
(Loss)/gain recognised in the pension scheme	(3.8)	17.8	10.1
Deferred tax asset on pension deficit	1.1	26.7	30.1
Total recognised gain for the period	**57.4**	**58.1**	**78.2**
Retained loss brought forward	(63.1)	(141.3)	(141.3)
Retained loss carried forward	**(5.7)**	**(83.2)**	**(63.1)**

NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation
The financial statements have been prepared on the basis of the accounting policies set out in QinetiQ Group plc's (QinetiQ or Group) 2004 annual report and accounts. As set out in Note 26 of the 2004 QinetiQ annual report QinetiQ's ultimate parent undertaking is QinetiQ Holdings Limited.

The abridged consolidated profit and loss accounts for the year ended 31 March 2004 and the abridged balance sheets at 31 March 2004 have been extracted from the latest published accounts of QinetiQ and QinetiQ Holdings Limited on which the reports of the auditors were unqualified and which have been delivered to the Registrar of Companies. Copies of this interim statement will be sent to shareholders and are available for inspection at the Company's registered office.

The Group's turnover recognition policy was changed in the year ended 31 March 2004 following the adoption of Application Note G to FRS5 (Reporting the substance of transactions). This change in accounting policy has resulted in a restatement of the results for the period ended 30 September 2003 and has resulted in an increase in brought-forward profits of £2.0m and a decrease in the profits for the period to 30 September 2003 of £0.2m. The adjustment to the balance sheet at 30 September 2003 is an increase in amounts recoverable under contracts of £29.3m and a decrease in work in progress of £27.5m.

This report was approved by the Board of Directors on 30 November 2004 and has been neither audited nor reviewed by the Company's auditors.

2. Segmental analysis

	6 months ended 30 Sept 04 (unaudited) £m	6 months ended 30 Sept 03 (restated) (unaudited) £m	Year ended 31 March 04 (audited) £m
Turnover			
Integrated Services	136.9	122.9	264.0
Sensors & Electronics	66.5	66.7	146.7
Knowledge & Information Systems	76.8	74.8	153.6
Future Systems & Technology	88.1	88.1	211.8
Corporate and other	10.5	12.0	20.1
	378.8	**364.5**	**796.2**
Operating profit before share of operating loss in joint ventures and associates			
Integrated Services	7.0	4.7	13.9
Sensors & Electronics	7.4	5.5	17.5
Knowledge & Information Systems	6.7	4.0	6.1
Future Systems & Technology	6.9	9.3	19.2
	28.0	**23.5**	**56.7**
Operating profit including share in joint ventures and associates			
Integrated Services	6.7	4.4	13.5
Sensors & Electronics	6.3	3.8	14.0
Knowledge & Information Systems	6.3	3.8	5.4
Future Systems & Technology	6.9	9.3	19.2
	26.2	**21.3**	**52.1**

2. Segmental analysis (continued)

	30 Sept 04 (unaudited) £m	30 Sept 03 (restated) (unaudited) £m*	31 March 04 (audited) £m
Net assets/(liabilities)			
Integrated Services	20.3	(6.7)	(3.3)
Sensors & Electronics	22.8	26.3	16.7
Knowledge & Information Systems	34.1	37.4	34.1
Future Systems & Technology	45.1	60.0	49.9
Corporate and other	159.1	220.2	181.7
Total	**281.4**	**337.2**	**279.1**
Net cash/(debt)	56.6	(75.0)	2.6
Group total	**338.0**	**262.2**	**281.7**

*The prior period restatement relates to the adjustments made to reflect the adoption of FRS5, Application Note G.

3. Staff numbers

The average number of persons employed by the Group during the period was as follows:

	6 months ended 30 Sept 04 (unaudited)	6 months ended 30 Sept 03 (unaudited)	Year ended 31 March 04 (audited)
Integrated Services	2,888	2,779	2,753
Sensors & Electronics	1,420	1,490	1,403
Knowledge & Information Systems	1,808	1,980	1,801
Future Systems & Technology	2,010	2,082	2,182
Corporate and other	744	774	759
Total	**8,870**	**9,105**	**8,898**

4. Profit and loss on disposal of fixed assets

	6 months ended 30 Sept 04 (unaudited) £m	6 months ended 30 Sept 03 (unaudited) £m	Year ended 31 March 04 (audited) £m
Sale of investment in pSiMedica Limited	17.2	–	–
Sale of surplus properties – Pyestock North	30.7	–	–
Sale of surplus properties – Chertsey	–	–	4.1
Other disposals	0.6	1.1	3.3
Total	**48.5**	**1.1**	**7.4**

5. Analysis of net debt

	30 Sept 04 (unaudited) £m	30 Sept 03 (unaudited) £m	31 March 04 (audited) £m
Cash	93.8	127.1	154.5
Bank borrowings	(72.6)	(4.0)	(10.8)
Loan to/(from) parent undertaking	81.3	(148.0)	(95.2)
Net cash/(bank and other borrowings)	**102.5**	**(24.9)**	**48.5**
Aquila/Chertsey Loan Note	(45.9)	(50.1)	(45.9)
Total net cash/(debt)	**56.6**	**(75.0)**	**2.6**

6. Taxation

	6 months *ended* 30 Sept 04 (unaudited) £m	6 months *ended* 30 Sept 03 (unaudited) £m	Year *ended* 31 March 04 (audited) £m
Current tax:			
UK corporation tax at 30%	1.8	–	–
Overseas withholding tax	0.4	0.5	1.5
Share of joint ventures' and associates' tax credit	–	–	*(0.3)*
	2.2	**0.5**	**1.2**
Deferred tax	13.3	2.8	8.9
Tax on profit on ordinary activities	**15.5**	**3.3**	**10.1**

7. Acquisitions

On 5 August 2004 QinetiQ acquired HVR Group Limited for a consideration, including costs, of £9.9m. The provisional fair value of net assets at this date was £1.0m, resulting in initial goodwill on acquisition of £8.9m. Additional *consideration of up to £3.8m is payable dependent on the performance of HVR in the 12 months to 31 January 2005.*

On 20 September 2004 QinetiQ purchased the remaining 55% of its joint venture, ASAP Calibration Limited, making this a wholly-owned subsidiary. The consideration was £1.0 million, resulting in goodwill on acquisition of £0.5m.

On 1 September 2004 QinetiQ took control of 20/20 Speech Limited, with shares transferred to QinetiQ from its joint venture partner for nil consideration. This resulted in QinetiQ owning 80.1% of the share capital. Negative goodwill of £1.3m and a minority interest of £0.3m were recorded on completion.

QINETIQ HOLDINGS LIMITED
GROUP PROFIT AND LOSS ACCOUNT

	6 months ended 30 Sept 04 (unaudited) £m	6 months ended 30 Sept 03 (restated) (unaudited) £m	Year ended 31 March 04 (audited) £m
Turnover: continuing operations – Group and share of joint ventures	377.3	364.5	796.2
acquisitions	1.5	–	–
	378.8	**364.5**	**796.2**
less share of joint ventures	(1.4)	(1.0)	(0.8)
Group turnover	**377.4**	**363.5**	**795.4**
Cost of sales	(62.4)	(55.8)	(149.1)
Gross profit	**315.0**	**307.7**	**646.3**
Operating expenses	(284.8)	(282.1)	(583.3)
Operating profit: continuing operations before exceptional items	27.9	23.4	58.7
exceptional items – goodwill amortisation	2.2	2.2	4.3
	30.1	25.6	63.0
acquisitions	0.1	–	–
Group operating profit	**30.2**	**25.6**	**63.0**
Share of operating loss in joint ventures and associates	(1.8)	(2.2)	(4.6)
Total operating profit	**28.4**	**23.4**	**58.4**
Profit on disposal of fixed assets	48.5	1.1	7.4
Profit on ordinary activities before interest and taxation	**76.9**	**24.5**	**65.8**
Net interest payable and other similar charges	(4.3)	(7.0)	(14.5)
Profit on ordinary activities before taxation	**72.6**	**17.5**	**51.3**
Tax on profit on ordinary activities	(15.5)	(3.3)	(10.1)
Profit on ordinary activities after taxation	**57.1**	**14.2**	**41.2**
Equity minority interest in subsidiary undertakings	0.8	0.9	1.5
Retained profit attributable to ordinary shareholders	**57.9**	**15.1**	**42.7**
Dividends	(3.6)	(6.1)	(11.1)
Retained profit for the period	**54.3**	**9.0**	**31.6**

The prior period restatement relates to the adjustments made to reflect the adoption of FRS5, Application Note G.

QINETIQ HOLDINGS LIMITED
GROUP BALANCE SHEET

	6 months ended 30 Sept 04 (unaudited) £m	6 months ended 30 Sept 03 (restated) (unaudited) £m	Year ended 31 March 04 (audited) £m
Fixed assets			
Intangible assets	(74.8)	(87.8)	(85.3)
Tangible assets	398.1	489.3	428.2
Investments in joint ventures and associates	0.5	0.6	0.4
Other investments	9.4	–	–
	333.2	**402.1**	**343.3**
Current assets			
Stocks and work in progress	2.3	7.3	1.1
Debtors	320.1	261.2	310.4
Investments	6.1	–	–
Cash at bank and in hand	93.8	127.1	154.6
	422.3	**395.6**	**466.1**
Creditors: amounts falling due within one year			
Aquila/Chertsey Loan Note	(40.7)	–	–
Bank and other borrowings	(0.6)	(41.4)	(16.5)
Other creditors	(244.3)	(228.5)	(260.5)
	(285.6)	**(269.9)**	**(277.0)**
Net current assets	**136.7**	**125.7**	**189.1**
Total assets less current liabilities	**469.9**	**527.8**	**532.4**
Creditors: amounts falling due after more than one year			
Aquila/Chertsey Loan Note	(5.2)	(50.1)	(45.9)
Bank and other borrowings	(85.5)	(116.3)	(95.8)
Other creditors	(0.4)	(6.6)	(0.4)
	(91.1)	**(173.0)**	**(142.1)**
Provisions for liabilities and charges	(62.9)	(50.5)	(48.8)
Provision for deficit in joint ventures	(0.1)	–	(1.0)
Net assets excluding pension liabilities	**315.8**	**304.3**	**340.5**
Defined benefit pension scheme net liabilities	(119.6)	(107.2)	(115.3)
Net assets	**196.2**	**197.1**	**225.2**
Capital and reserves			
Called up share capital	50.4	125.4	125.4
Profit and loss account	147.9	72.1	100.8
Equity shareholders' funds	**198.3**	**197.5**	**226.2**
Equity minority interest	(2.1)	(0.4)	(1.0)
Capital employed	**196.2**	**197.1**	**225.2**

QINETIQ HOLDINGS LIMITED
GROUP CASH FLOW STATEMENT

	6 months ended 30 Sept 04 (unaudited) £m	6 months ended 30 Sept 03 (restated) (unaudited) £m	Year ended 31 March 04 (audited) £m
Cash inflow from operating activities	11.9	61.3	142.7
Returns on investments and servicing of finance	0.6	(2.7)	(6.1)
Tax paid	(0.4)	(0.6)	(1.5)
Capital expenditure and financial investment	(6.8)	(4.9)	(1.6)
Acquisitions and disposals	46.7	0.7	(0.5)
Cash inflow before financing	**52.0**	**53.8**	**133.0**
Financing	(28.9)	(1.0)	(52.7)
Re-purchase of preference shares	(75.0)	–	–
Dividend paid on re-purchased preference shares	(8.9)	–	–
(Decrease)/increase in cash in the period	**(60.8)**	**52.8**	**80.3**
Reconciliation of net cash flow to movement in net debt cash/(debt)			
(Decrease)/increase in cash in the period	(60.8)	52.8	80.3
New long-term loans	(72.7)	(4.0)	(10.8)
Repayments	101.6	5.0	63.5
Recapitalisation fee	(2.7)	(1.3)	(3.4)
Change in net debt resulting from cash flows	**(34.6)**	**52.5**	**129.6**
Net debt at the start of the period	(3.6)	(133.2)	(133.2)
Net debt at the end of the period	**(38.2)**	**(80.7)**	**(3.6)**
Reconciliation of operating profit to operating cash flows			
Operating profit	28.4	23.4	58.4
Depreciation	18.8	20.1	42.0
Amortisation of intangibles	(2.2)	(2.2)	(4.3)
Share of loss in joint ventures and associates	1.8	2.2	4.6
(Increase)/decrease in stocks and work in progress	(1.1)	(4.5)	1.6
(Increase)/decrease in debtors	(3.4)	26.4	18.2
(Decrease)/increase in creditors	(25.5)	1.8	37.5
Net movement in provisions	(4.9)	(5.9)	(15.3)
Net cash inflow from operating activities	**11.9**	**61.3**	**142.7**

GROUP NET DEBT ANALYSIS

Cash	93.8	127.1	154.6
Bank and other borrowings	(87.7)	(164.1)	(116.6)
Recapitalisation fee	1.6	6.4	4.3
Net cash/(bank and other borrowings)	**7.7**	**(30.6)**	**42.3**
Aquila/Chertsey Loan note	(45.9)	(50.1)	(45.9)
Total net debt	**(38.2)**	**(80.7)**	**(3.6)**

QINETIQ HOLDINGS LIMITED
GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	6 months ended 30 Sept 04 (unaudited) £m	6 months ended 30 Sept 03 (restated) (unaudited) £m	Year ended 31 March 04 (audited) £m
Profit for the period as reported	54.3	9.2	31.6
Prior period adjustment on adoption of amendment to FRS5	–	(0.2)	–
Profit for the period	**54.3**	**9.0**	**31.6**
Gain/(loss) arising on the refinancing of joint ventures and associates	0.6	–	(0.6)
Exchange gain/(loss)	0.2	(0.3)	(0.4)
Preference dividend released on redemption	(8.9)	–	–
Preference dividend charged to shareholders' funds	3.6	–	11.1
Actuarial (loss)/gain recognised in the pension scheme	(3.8)	17.8	10.1
Deferred tax asset on pension deficit	1.1	26.7	30.1
Total recognised gain for the period	**47.1**	**53.2**	**81.9**
Retained profit brought forward as reported	100.8	18.8	18.9
Prior period adjustment reflecting adoption of amendment to FRS5	–	0.1	–
Retained profit carried forward	**147.9**	**72.1**	**100.8**

Customer Contact Team
QinetiQ
Cody Technology Park
Ively Road, Farnborough
Hampshire GU14 0LX
United Kingdom
Tel: +44 (0) 8700 100942
www.QinetiQ.com

QinetiQ

QinetiQ/CM/MS/PUB040038

Registered Number: QinetiQ Group plc
4154556

Registered Number: QinetiQ Holdings Limited
4586941

Registered Office:
85 Buckingham Gate
London SW1E 6PD

Designed and Produced by Pauffley Ltd www.pauffley.com
Printed by St Ives Westerham Press

Our Ref:

July 2004

To: Shareholder Staff

Dear Fellow Shareholder

I have pleasure in enclosing QinetiQ's Annual Report and Accounts for the year ending 31 March 2004.

Briefly, our results for the year are:-

Turnover	£795.4m
Group operating profit before exceptional items	£56.7m
Cash inflow before financing	£130.7m

Turnover is 3% up on last year on a like-for-like basis. Within this figure, our turnover with the MOD increased by 3% and our Defence by 8%. Our civil channels grew turnover by 12%.
Growth in orders in our civil markets last year was 29% to £207.1m. This represents a very tangible indicator of our ability to continue this performance.

Profit came in ahead of budget overall and rose by some 27.7% (pre-exceptional items) over the last year. Largely this was due to the growth in and delivery of more fixed-price projects and a significant increase in royalty revenue from S&E. Additionally, KI Systems has turned around its previous losses and the overall corporate overheads in, IS, HR and Finance have been reduced. Following on from last year's profit recovery initiatives, as we got much better at managing our costs, we relaxed the delegations to allow more local accountability to be exercised, which has continued to deliver a low cost base.

During the year the Group disposed of the Chertsey property for £48.5m, generating a profit on disposal of £4.1m and £7.8m of cash proceeds, with the remaining £40.7m due in September 2005.

Following the signing of the Long-Term Partnering Agreement in 2003, the Integrated Services Division (formerly CMS) has successfully completed the first full year of the contract. This has been the principal source of the division's 16% turnover growth in the year, as the execution of the contract has encouraged customers to make better and more efficient use of the facilities we manage, indeed the volume of activities on our ranges and facilities has risen by 30% on the prior year.

It is possible that, having looked at the report, you may have queries. Please address these either directly to me or Graham Love.

In conclusion, our continuing good progress as a private company is down to all the hard work put in by you and your fellow employees and I would like to take this opportunity to thank you and wish you every success in the coming year.

Yours sincerely

John Chisholm
CEO

QINETIQ HOLDINGS LIMITED

Consent to Short Notice

To the Directors

We, the undersigned, being all the members of the above-named Company entitled to attend and vote at general meetings of the Company do hereby consent to the holding of the Annual General Meeting on Wednesday 30 June 2004 notwithstanding that the meeting is called by shorter notice than that specified in Section 369 of the Companies Act 1985 and the Articles of Association of the Company and do hereby agree that copies of any documents required to be sent in accordance with Section 238 of the Companies Act 1985 shall be deemed to have been duly sent notwithstanding that they are sent less than 21 days before the date of the said meeting.

Dated: 30 June 2004

The Members:

£0.01 Ordinary-A shareholders:

CEP INVESTMENT ADMINISTRATION LIMITED

BOB HELMAN

NEW CO-INVEST LIMITED PARTNERSHIP

TREVOR ADRIAN WOOLLEY

£0.01 Ordinary-B shareholders:

CEP INVESTMENT ADMINISTRATION LIMITED

BOB HELMAN

NEW CO-INVEST LIMITED PARTNERSHIP

TREVOR ADRIAN WOOLLEY

QINETIQ HOLDINGS LIMITED

Registered Number: 4586941

NOTICE OF THE 2004 ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting for 2004 will be held at 85 BUCKINGHAM GATE, LONDON, SW1E 6PD, ENGLAND on Wednesday 30 June 2004 at am/pm to transact the following business of the Company.

1. To receive and adopt the Directors' Report and the financial statements for the year ended 31 March 2004 and the report of the auditors thereon (the "Accounts").

2. To re-appoint KPMG Audit plc as auditors and to authorise the directors to fix their remuneration, further to their appointment as Group Auditors on 27 June 2001.

By Order Of The Board,

Dated: Wednesday 16 June 2004

LYNTON DAVID BOARDMAN
Secretary

Note:
A member entitled to attend and vote at the above-mentioned meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a member of the company.

QINETIQ HOLDINGS LIMITED

Registered Number: 4586941

Minutes of the Annual General Meeting for 2004 held at 85 BUCKINGHAM GATE, LONDON, SW1E 6PD, ENGLAND on Wednesday 30 June 2004 at 12.30pm.

The following members were present:

£0.01 Ordinary-A shareholders:
CEP INVESTMENT ADMINISTRATION LIMITED
NEW CO-INVEST LIMITED PARTNERSHIP
TREVOR ADRIAN WOOLLEY

£0.01 Ordinary-B shareholders:
CEP INVESTMENT ADMINISTRATION LIMITED
NEW CO-INVEST LIMITED PARTNERSHIP
TREVOR ADRIAN WOOLLEY

The following officers were present:

LILIAN PAULINE NEVILLE-JONES (Chairman)
SIR JOHN ALEXANDER RAYMOND CHISHOLM
HAROLD EDWIN KRUTH
GRAHAM CARVELL LOVE
TREVOR ADRIAN WOOLLEY
GLENN ALLEN YOUNGKIN

In Attendance:

LYNTON DAVID BOARDMAN (Secretary)

There being a quorum present and it having been agreed that the Meeting be held on short notice, the Chairman declared the Meeting open and the Notice of Meeting was taken as read.

Accounts

1. The Chairman produced the Directors' Report and the financial statements (the "Accounts") for the year ended 31 March 2004. It was resolved that the Accounts be adopted.

Auditors

2. It was resolved that KPMG Audit Plc be re-appointed as auditors of the Company until the conclusion of the next general meeting at which accounts as considered and that the directors be authorised to fix their remuneration.

There being no further business, the meeting was closed.

. . . .
Chairman

. . . .
Date

14 June 2004

CEP Investments Administration Limited
P O Box 543
Fort Complex
Les Tracheries
St Sampson
Guernsey
GY1 6HJ

Dear Sirs

Redemption of Shares in QinetiQ Holdings Limited (the "Company")

Pursuant to the resolution approving the redemption by the Company of 75,000,000 redeemable cumulative preference shares of £1.00 each (the "**Shares**") in the capital of the Company (the "**Redemption**") passed at an extraordinary general meeting of the Company on 28 April 2004, we confirm that the Redemption occurred today, 14 June 2004.

By way of completion of the Redemption of the Shares, we have, today, cancelled the 25,518,224 Shares held by you which have been redeemed and paid the sum of £28,545,865.47 to you.

We acknowledge receipt of the original share certificate in respect of 36,960,112 Redeemable Preference Shares and enclose a replacement share certificate for the balance of 11,441,888 redeemable cumulative preference shares of £1.00 in the capital of the Company still held by you, and we will update the register of members in the Company's books.

Yours faithfully

For and on behalf of
QinetiQ Holdings Limited